Form 10-K, Exhibit 13
period 1993-12-31
SOUTHWESTERN ENERGY CO
filed 1994-03-30
CIK 7332

Southwestern Energy Company and Subsidiaries
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS

     Southwestern Energy Company is an exempt holding company under the Public Utility Holding Company Act of 1935 which conducts its primary activities through four wholly owned subsidiaries. The Company's operating results and financial condition thus reflect the activities of its subsidiaries. These subsidiaries are active in the exploration and production, local distribution and transmission segments of the natural gas industry. The Company strengthened its financial position in 1993 and continues to have access to adequate sources of capital to finance its operations and capital spending.
     The consolidated financial statements and the "Financial and Operating Statistics" should be referred to in conjunction with the following review. "Selected Financial Data" can be found in the "Financial and Operating Statistics".

Results of Operations
     Net income in 1993 before the cumulative effect of a change in accounting for income taxes increased by 21% to $27.1 million, or $1.05 per share, up from $22.3 million, or $.87 per share, in 1992. Net income in 1991 was $20.1 million, or $.78 per share. Operating results for 1993 included an adjustment of $1.7 million, or $.07 per share, to decrease net income and record the effect on accumulated deferred income taxes of the increase in the maximum corporate income tax rate enacted by the Omnibus Budget Reconciliation Act of 1993 (OBRA). Statement of Financial Accounting Standards (SFAS) No. 109, "Accounting for Income Taxes," required that the entire amount of this adjustment be recorded as a charge to operating results during the period in which the increased rates were enacted. When Southwestern adopted the provisions of SFAS No. 109 in the first quarter of 1993, the Company recorded a $10.1 million, or $.39 per share, increase in net income as the cumulative effect on prior years of adopting the accounting change. Even though the adjustment resulting from enactment of OBRA was required to be recorded in the same year as the adoption of the new standard, SFAS No. 109 does not allow the effects of the two events to be netted against each other. There were no accounting changes or extraordinary items recorded in either 1992 or 1991. The Company's reported earnings per share have been restated to reflect the effect of a three-for-one stock split distributed in the third quarter of 1993.
     The earnings growth in 1993 and 1992 was primarily the result of increased sales of the Company's gas production. Revenues and operating income for the Company's major business segments are shown in the following table.

                                                  1993      1992      1991
- -----------------------------------------------------------------------------
                                                        (in thousands)
Revenues
Exploration and production                    $ 79,374  $ 60,554  $ 49,392
Gas distribution                               131,892   117,495   121,302
Other                                              262       256       256
Eliminations                                   (36,684)  (34,475)  (34,511)
- -----------------------------------------------------------------------------
                                              $174,844  $143,830  $136,439
=============================================================================

Operating Income
Exploration and production                    $ 42,608  $ 33,071  $ 28,310
Gas distribution                                15,261    13,094    14,027
Corporate expenses                                (305)     (177)     (195)
- -----------------------------------------------------------------------------
                                              $ 57,564  $ 45,988  $ 42,142
=============================================================================

Exploration and Production Revenues


     The Company's exploration and production revenues increased 31% in 1993 and 23% in 1992, due in both years to increased natural gas production. Production increased by 39% to 35.4 billion cubic feet (Bcf) in 1993 from
25.5 Bcf in 1992. Production in 1992 increased by 28% from 19.9 Bcf in 1991. The increase in gas production since 1991 is attributable to increased sales to unaffiliated purchasers.
     Gas sales to unaffiliated purchasers increased to 22.6 Bcf in 1993 from
14.1 Bcf in 1992 and 7.0 Bcf in 1991. The increase in sales to unaffiliated purchasers was the result of higher sales from the Company's properties in both Arkansas and the Gulf of Mexico. The Company sold 14.8 Bcf of its Arkansas production to unaffiliated purchasers during 1993, compared to 10.3 Bcf in 1992 and 3.3 Bcf in 1991. The increase in 1993 was the result of the Company's development drilling program in the Arkoma Basin which made additional gas available for sale during the late spring and summer months. The increase in 1992 was the result of the development drilling program and of production at the Fort Chaffee military reservation which began in August, 1991. Production outside Arkansas, all of which is sold to unaffiliated purchasers, was 7.8 Bcf in 1993, compared to 3.8 Bcf in 1992 and 3.7 Bcf in 1991. The increase in 1993 was primarily the result of the completion of a production platform at Brazos Block 397 and the start of production in November, 1993, from Galveston Block 283. Both of those fields are in the Gulf of Mexico. Based on current rates of production, these additions should leave the Company's production from the Gulf of Mexico stable during 1994.

                                                   1993      1992      1991
- -----------------------------------------------------------------------------
Gas Production
Affiliated sales (Bcf)                             12.8      11.4      12.9
Unaffiliated sales (Bcf)                           22.6      14.1       7.0
- -----------------------------------------------------------------------------
                                                   35.4      25.5      19.9
- -----------------------------------------------------------------------------
Average price per Mcf                             $2.18     $2.26     $2.26
=============================================================================


Oil Production
Unaffiliated sales (MBbls)                           96       120       176
- -----------------------------------------------------------------------------
Average price per Bbl                            $17.20    $19.75    $20.67
============================================================================

     Sales to unaffiliated purchasers are made under contracts which reflect current short-term prices and which are subject to seasonal price swings. The Company curtailed part of its gas production during 1992 and 1991 when sales prices were deemed below acceptable levels.
     Colder weather during the heating season and storage requirements during the summer months affected the demand of the Company's utility distribution systems for gas supply in 1993. Gas production sold to Arkansas Western Gas Company (AWG), which operates the Company's northwest Arkansas utility system, was 7.1 Bcf in 1993, 7.2 Bcf in 1992 and 7.6 Bcf in 1991. The decrease in gas sold to AWG in 1993 resulted from the lack of summer injections by AWG into its gas storage facilities, partially offset by an increase in sales due to weather related requirements of the utility system and an increase in sales to a spot market purchasing program available to the larger business customers of AWG. Injections into AWG's gas storage facilities were not necessary as physical improvements made by the utility during 1993 decreased the level of cushion gas necessary to efficiently operate these facilities. The decrease in sales to AWG in 1992, as compared to 1991, occurred because a number of AWG's large business customers switched to a new transportation service offered by the utility. This decrease in sales to AWG was offset by direct sales of one of the exploration and production subsidiaries to AWG's large business customers. In 1993, 1992 and 1991, the Company's gas production provided approximately 50% of AWG's requirements. Additionally, in 1993, 1992 and 1991, the Company sold .7 Bcf, .4 Bcf and 1.1 Bcf, respectively, of gas to AWG for the spot market purchasing program described above.
     The Company's sales to AWG under the spot market purchasing program are based upon competitive bids and generally reflect current spot market prices. Most of the remaining sales to this system are subject to a long-term contract entered into in 1978, under which the price has been frozen since the end of 1984. Other sales to the utility are made under newer long-term contracts which contain provisions for annual price redetermination. In November, 1993, the Arkansas Public Service Commission (APSC or Commission) issued an order which found the purchases of AWG under the 1978 contract to be in violation of an Arkansas statute requiring that gas purchases be made "from the lowest or most advantageous market." The APSC order is discussed more fully below under Regulatory Matters.
     The Company's deliveries to Associated Natural Gas Company (Associated), a division of AWG which operates the Company's natural gas distribution systems in northeast Arkansas and parts of Missouri, were 5.7 Bcf in 1993,
4.3 Bcf in 1992 and 5.3 Bcf in 1991. Deliveries to Associated increased in 1993 primarily due to colder winter heating weather and storage requirements during the summer months. The decrease in volumes sold to Associated in 1992, as compared to 1991, was primarily the result of certain industrial customers switching to transportation service. Effective October, 1990, one of the Company's exploration and production subsidiaries entered into a ten-year contract with Associated to supply its base load system requirements at a price to be redetermined annually. Deliveries under this contract were made at $1.90 per thousand cubic feet (Mcf) from inception of the contract through the first nine months of 1993, and are currently being made at $2.385 per Mcf.
     The average price received at the wellhead for the Company's total gas production was $2.18 per Mcf in 1993 and $2.26 per Mcf in both 1992 and 1991. While spot market prices were generally higher in 1993, the Company's production mix reflected a lower proportion of sales under older, higher priced contracts. The Company believes that the overall trend of natural gas pricing in the near future will be favorable, due primarily to rising demand and the decline of industry drilling activity in recent years. However, for the next few years the Company expects the average price it receives for its total production to continue to be either flat or decreasing as any incremental gas production will likely be sold at current spot market prices which are generally lower than the average price presently received by the Company for sales under older long-term contracts. As described above, a substantial portion of the Company's gas production is sold under long-term contracts to Southwestern's gas distribution subsidiary. These sales arrangements help reduce the effects of fluctuations in the spot market price for natural gas.
     Future changes in revenues from sales of the Company's gas production will be dependent upon changes in the market price for gas, access to new markets, maintenance of existing markets and additions of new gas reserves. New sales contracts entered into under present market conditions may be either short-term or long-term in nature, but will likely contain some type of variable pricing mechanism which will be responsive to changes in the market price for gas. The Company expects access to markets for sales of its production to continue to improve as a result of the NOARK Pipeline System (NOARK). NOARK provides additional transportation capacity out of the Arkoma Basin where most of the Company's present reserves are located. The pipeline became operational in late 1992 and extends across northern Arkansas, crossing three major interstate pipelines. The Company, through a subsidiary, holds a general partnership interest of 47.33% in NOARK and is the pipeline's operator. The Company completed a pipeline in 1993 to connect NOARK to Associated's system, tying together the Company's primary gas distribution systems.
     The Company expects future increases in its gas production to come primarily from sales to unaffiliated purchasers. While the Company expects over the long term to experience a trend toward increasing volumes of gas production, it is unable to predict changes in the market demand and price for natural gas, including changes which may be induced by the effects of weather on demand of both affiliated and unaffiliated customers for the Company's production. Additionally, the Company holds a large block of undeveloped leasehold acreage and producing acreage which will continue to be developed in the future. The Company's exploration programs have been directed almost exclusively toward natural gas in recent years. The Company will continue to concentrate on developing and acquiring gas reserves, but will also selectively seek opportunities to participate in projects oriented toward oil production.

Gas Distribution Revenues
     Gas distribution revenues fluctuate due to the pass-through of cost of gas increases and decreases and because of the effects of weather. Because of the corresponding changes in purchased gas costs, the revenue effect of the pass-through of gas cost changes has not materially affected net income.

                                                   1993      1992      1991
- -----------------------------------------------------------------------------
Gas Distribution Systems
Deliveries (Bcf)
   Sales volumes                                   26.8      23.5      27.1
   Transportation volumes
       End users                                    5.6       5.2       1.3
       Off-system                                  11.7       2.5        .2
- -----------------------------------------------------------------------------
                                                   44.1      31.2      28.6
- -----------------------------------------------------------------------------
Average number of customers                     155,944   151,592   147,629
- -----------------------------------------------------------------------------
Heating weather-degree days                       4,929     4,104     4,095
- -----------------------------------------------------------------------------
Average sales rate per Mcf                        $4.65     $4.75     $4.36
=============================================================================

     Gas distribution revenues increased by 12% in 1993 and decreased by 3% in 1992. The increase in 1993 was primarily due to additional deliveries to residential and commercial customers resulting from weather which was 20% colder than in 1992 and from customer growth. Additional revenues related to the transportation of gas behind AWG's system to NOARK also contributed to the increase in 1993. The decrease in 1992 was due to the conversion of certain industrial customers from sales to transportation service. While the conversion of these customers to transportation service lowered the Company's gas distribution revenues, there was no resulting impact on operating income as the rate charged these customers for transportation service was equal to the rate charged for sales service, exclusive of gas costs. In 1993, AWG sold
17.1 Bcf to its customers at an average rate of $4.40 per Mcf, compared to
15.0 Bcf at $4.62 per Mcf in 1992 and 17.2 Bcf at $4.22 per Mcf in 1991. Additionally, AWG transported 3.9 Bcf for its customers in 1993, 3.2 Bcf in 1992 and .7 Bcf in 1991 under a transportation program implemented in October, 1991. Associated sold 9.7 Bcf to its customers in 1993 at an average rate of $5.08 per Mcf, compared to 8.4 Bcf in 1992 at $4.99 per Mcf and 9.9 Bcf at $4.62 per Mcf in 1991. Associated transported 1.7 Bcf for its customers in 1993, compared to 2.0 Bcf in 1992 and .6 Bcf in 1991.
     Total deliveries to industrial customers of AWG and Associated, including transportation volumes, increased to 11.7 Bcf in 1993, from 11.3 Bcf in 1992 and 10.8 Bcf in 1991. The steady increase reflects both the success of the Company's industrial marketing efforts and the continued economic strength of its service territory.
     AWG also transported 11.7 Bcf of gas through its gathering system in 1993 for off-system deliveries, primarily to NOARK, compared to 2.5 Bcf in 1992. The average transportation rate was $.13 per Mcf, exclusive of fuel, in both years.
     Gas distribution revenues in future years will be impacted by both customer growth and rate increases allowed by regulatory commissions. In recent years, AWG has experienced customer growth of 3% to 3.5% annually, while Associated has experienced customer growth of 1% to 2% annually. Based on current economic conditions in the Company's service territories, the Company expects this trend in customer growth to continue. Rate increase requests which may be filed in the future will depend upon customer growth, increases in operating expenses and additional investments in property, plant and equipment. A rate increase request is not imminent as the strong customer growth and additional transportation revenues have helped offset the effects of attrition since the Company's last rate case.

Regulatory Matters
     In November, 1993, the APSC issued an order in a three-year-old gas cost case involving purchases by AWG under a long-term contract with one of the Company's gas producing subsidiaries. The order found AWG's purchases under the contract to be in violation of an Arkansas statute requiring that gas purchases be made "from the lowest or most advantageous market." The order found that the price paid by AWG was too high, but said that additional evidence was necessary to enable the Commission to determine a proper price. A hearing was held in mid-January, 1994, to receive additional evidence. The long-term contract in question was approved by the APSC in 1979. The gas cost issues addressed in the order were first raised by the Commission in December, 1990, in connection with the APSC's approval of an AWG rate increase. During the rate case, the Commission Staff hired a consultant who performed an extensive review of the utility's purchasing practices and gas costs and recommended in filed testimony that all of the Company's gas costs, including purchases under the contract in question, be accepted without adjustment. In spite of the testimony filed by its Staff, the Commission established a proceeding to investigate its concerns. At the January, 1994 hearing, both the Staff of the Commission and the Office of the Attorney General of the State of Arkansas presented testimony describing recommendations designed to lower the price received by the Company's production subsidiary under the contract. The Company presented testimony which it believes reinforced its position that the contractual arrangements questioned by the Commission are the most advantageous available to its utility customers. Legal briefs related to the hearing were filed in late February, 1994, and the Company expects a Commission order to be forthcoming. If necessary, the Company intends to continue to defend its gas purchasing practices through the courts. The Commission has previously stated that AWG's gas purchasing practices, affiliate transactions, gas costs and gas cost allocation issues would be considered in the proceeding on a prospective basis only. The Company does not expect any outcome of the proceeding to have a material adverse effect on the financial position of the Company. Of the Company's 35.4 Bcf of gas production during 1993, approximately 6.0 Bcf was sold under the contract in question.
     Another regulatory development which should not have a significant impact on the Company is the issuance by the Federal Energy Regulatory Commission (FERC) of its Order No. 636 series, the restructuring rules covering natural gas service by interstate pipelines. Order No. 636 makes significant changes to the merchant function historically provided to gas distributors by interstate pipelines. Since AWG and Associated already obtain the bulk of their supply at the wellhead directly from producers, the changes mandated should be insignificant to the Company.
     Prior to Order No. 636, Associated purchased gas from interstate pipelines under contracts with take-or-pay provisions. To date, the Company has paid approximately $3.2 million for contract reformation costs incurred by its interstate pipeline suppliers and for contracted quantities of gas not taken. The Company believes these costs are recoverable from its utility customers and expects approval from the proper regulatory agencies after the payments are reviewed in the normal course of business. To date, the Company has recovered, subject to refund, approximately $1.6 million of these charges from its customers. AWG also purchases gas from unaffiliated producers under take-or-pay contracts. Currently, the Company believes that it does not have a significant exposure to liabilities resulting from these contracts. The Company's exposure to take-or-pay liabilities to producers or other suppliers could increase as a result of the decline in its gas purchase requirements which has occurred as some of its large business customers participate in a transportation service offered by AWG and Associated in Arkansas and obtain their own gas supplies directly from other sources. Associated has offered such a service to its customers in Missouri for several years and AWG's spot market purchasing program has provided customers in northwest Arkansas with many of the benefits of transportation service. The Company expects to be able to continue to satisfactorily manage its exposure to take-or-pay liabilities.


Operating Costs and Expenses
     The Company's operating costs and expenses increased by 20% in 1993 and by 4% in 1992. The increase in 1993 was due primarily to increased purchased gas costs related to increased utility deliveries, and increased production costs and depreciation, depletion and amortization resulting from increased gas sales in the exploration and production segment. The increase in 1992 resulted from increased operating and general expenses and increased depreciation, depletion and amortization related to increased gas sales in the exploration and production segment, partially offset by lower purchased gas costs caused by the conversion of certain industrial customers of the gas distribution segment from sales to transportation service. Purchased gas costs are the largest expense item in each year, typically representing 35% to 45% of the Company's total operating costs and expenses. Purchased gas costs are influenced primarily by changes in requirements for gas sales of the gas distribution segment, the price and mix of gas purchased and the timing of recoveries of deferred purchased gas costs. As previously mentioned, increases and decreases in purchased gas costs are passed through automatically to the Company's utility customers.
     Depreciation, depletion and amortization is calculated using the units-of-production method for the Company's gas and oil properties. The Company's annual gas and oil production as well as the amount of proved reserves owned by the Company and the costs associated with adding those reserves are all components of the amortization calculation. The record level of natural gas production in each year was the primary reason for the 30% increase in depreciation, depletion and amortization in 1993 and the 31% increase in 1992.
     Delays inherent in the rate-making process prevent the Company from obtaining immediate recovery of increased operating costs of its gas distribution segment. Inflation impacts the Company by generally increasing its operating costs and the costs of its capital additions. In recent years the impacts of inflation have been mitigated by conditions in the industries in which the Company operates. While many of the gas distribution subsidiary's gas purchase contracts include inflation-based price escalations, these clauses have generally not been operating as gas market conditions have led producers to accept prices below the contract maximum price. Continuing depressed conditions in the gas and oil industry have resulted in lower costs of drilling and leasehold acquisition. There are some recent indications, however, that these depressed conditions are abating, which could cause an increase in such costs in the future.

Other Costs and Expenses
     Interest costs decreased in 1993 due to the redemption in late 1992 of the Company's 12.75% Debentures and 9.38% First Mortgage Bonds, as discussed below in Financing Requirements, and due to both lower average borrowings and lower average interest rates on the Company's revolving debt facilities. Interest costs increased slightly in 1992, as compared to 1991, due primarily to the Company's issuance of $66.0 million of fixed rate debt in December, 1991, which was issued to refinance lower cost variable rate bank debt.
     The change in other income during 1993 and 1992 relates primarily to the Company's share of operating losses incurred by NOARK. The Company accounts for its 47.33% interest in the NOARK partnership under the equity method of accounting (see Note 7 to the financial statements for additional discussion). The Company's share of the pre-tax loss for NOARK included in other income was $1.8 million in 1993 and $.6 million in 1992. Deliveries are currently being made by NOARK to portions of AWG's distribution systems, to Associated and to the interstate pipelines with which NOARK interconnects. NOARK completed its first full year of operation in 1993 and had an average daily throughput during the year of 79 million cubic feet of gas per day (MMcfd). NOARK has a total transportation capacity of 141 MMcfd. AWG has contracted for 41 MMcfd of firm capacity on NOARK under a ten-year transportation contract. NOARK also has a five-year transportation contract with Vesta Energy Company (Vesta) covering the marketer's commitment for 50 MMcfd of firm transportation. The Company's exploration and production segment supplies 25 MMcfd of the volumes transported by Vesta under that agreement. In late 1993, Vesta filed suit against NOARK, the Company and certain of its affiliates, and, effective January 1, 1994, ceased transporting gas under its contract with NOARK. The complaint seeks rescission of the transportation contract and a contract to purchase gas from the Company's affiliates, along with actual and punitive damages. The Company and NOARK both believe the suit is without merit and have filed counterclaims seeking enforcement of the contracts and damages. The Company is currently making its own sales arrangements and transporting the 25 MMcfd of production through NOARK which was previously purchased by Vesta.
     The APSC has established a maximum transportation rate of approximately $.285 per dekatherm for NOARK based on its original construction cost estimate of approximately $73.0 million. NOARK's actual cost of construction was approximately $103.0 million, due primarily to unanticipated construction conditions which were encountered along certain segments of the pipeline's route. The Company expects further losses from its equity investment in NOARK until the pipeline is able to increase its level of throughput and until improvement occurs in the competitive conditions which determine the transportation rates NOARK can charge. NOARK competes primarily with two interstate pipelines in its gathering area. One of those elected to become an open access transporter subsequent to NOARK's start of construction. That pipeline does not offer firm transportation, but the increased availability of interruptible transportation services intensified the competitive environment within which NOARK operates. The Company believes that the FERC's Order No. 636 restructuring rules implemented in the latter part of 1993 will have a positive impact on NOARK. The unbundling of gas sales, gathering, transmission and storage services required by Order No. 636 should provide NOARK with expanded options for accessing gas supply and for transporting gas to downstream customers. The Company believes it will realize its investment in NOARK over the life of the system.
     The Company's effective income tax rate was 42.3% in 1993, 37.4% in 1992 and 37.7% in 1991. The rate increased in 1993 because the Company's deferred tax provision included $1.7 million of expense for the increase in the maximum corporate tax rate legislated by OBRA.

Liquidity and Capital Resources
     The Company continues to depend principally on internally generated funds as its major source of liquidity. However, the Company has sufficient ability to borrow additional funds to meet its short-term seasonal needs for cash, to finance a portion of its routine spending, if necessary, or to finance other extraordinary investment opportunities which might arise. In 1993, 1992 and 1991, net cash provided from operating activities totaled $70.2 million, $49.7 million and $35.0 million, respectively. The primary components of cash generated from operations are net income, depreciation, depletion and amortization, and the provision for deferred income taxes. Net cash from operating activities provided in excess of 100% of the Company's capital requirements for routine capital expenditures, cash dividends and scheduled debt retirements in 1993, 94% in 1992 and 75% in 1991.
     In July, 1993, the Board of Directors increased the quarterly dividend on the Company's common stock by 20% to $.06 per share from $.05 per share. On an annual basis, the new rate is equivalent to $.24 per share, compared to a dividend rate of $.20 per share paid in 1992 and a dividend rate of $.19 per share paid in 1991. The dividend rates reflect the effect of a three-for-one stock split distributed in 1993. Total dividends paid to common shareholders in 1993 were $5.7 million compared to $5.1 million in 1992 and $4.8 million in 1991.
     Changes in the Company's liquidity in future years are expected to be related primarily to changes in cash flow generated from its operations.

Factors affecting operating results were discussed under Results of Operations.

Capital Expenditures
     Routine capital expenditures were $59.2 million in 1993, $44.9 million in 1992 and $38.9 million in 1991. In 1992, the Company also made a $7.6 million equity contribution to the partnership formed to construct NOARK.



                                                   1993      1992      1991
- -----------------------------------------------------------------------------
                                                       (in thousands)
Capital Expenditures
Exploration and production                      $37,411   $30,823   $30,339
Gas distribution                                 19,892    12,188     7,856
Other                                             1,916     1,898       693
- -----------------------------------------------------------------------------
                                                $59,219   $44,909   $38,888
=============================================================================

     The Company generally intends to limit its routine capital expenditures to internally generated cash or less. This level of spending should be adequate to allow the Company to maintain its present markets, finance improvements necessary due to normal customer growth in its gas distribution segment and to explore and develop existing gas and oil properties as well as generate new drilling prospects.
     Routine capital expenditures expected to be incurred in 1994 are $67.3 million, consisting of $50.0 million for gas and oil exploration, $13.3 million for gas distribution system expenditures and $4.0 million for general purposes. The Company's capital expenditure plans also include approximately $6.7 million of non-routine spending, including $5.5 million to extend gas service to new communities along NOARK's route and $1.2 million to construct a transmission loop in Associated's system. The majority of the 1994 budgeted expenditure to extend gas service to new communities along NOARK is a carryover from the 1993 capital expenditures budget. The gas and oil expenditures include $12.5 million for exploratory drilling, $4.3 million for additional drilling and development of properties on the Fort Chaffee military reservation and $14.0 million to continue the development of the Company's proved acreage in the Arkoma Basin. The Company may use its existing revolving credit facilities to meet seasonal or short-term requirements related to these expenditures. Additionally, the Company recently formed a group to focus solely on the acquisition of producing properties and expects that effort to supplement its exploration and development drilling programs.
     The Company plans to manage the debt portion of its capital structure over time through its policy of generally limiting its routine capital spending to internally generated cash or less, but expects to continue to use additional debt to address extraordinary needs or opportunities, such as attractive acquisitions of gas and oil properties.

Financing Requirements
     Two floating rate revolving credit facilities provided the Company access to $60.0 million of variable rate long-term capital at December 31, 1993. Borrowings outstanding under these credit facilities totaled $31.0 million at the end of 1993. The Company also had available short-term lines of credit totaling $3.5 million at the end of 1993. The Company is currently in the process of renegotiating the terms and increasing the capacity of its variable rate facilities.
     In the fourth quarter of 1992, the Company redeemed its 12.75% Debentures and its 9.38% First Mortgage Bonds which were due in 1993. The redemptions were funded by the Company's variable rate credit facilities.
     The Company and an affiliate of the other major general partner of NOARK are required to severally guarantee the availability of certain minimum cash balances to service a $63.0 million issue of 9.7375% Senior Secured Notes. The notes, which have a remaining term of approximately 16 years, are held by a major insurance company which also has a 20% limited partnership interest in NOARK. The Company's share of the several guarantee of available cash balances is 60%. Also in 1993, NOARK entered into an unsecured long-term revolving credit agreement with a group of banks which provides the partnership access to $30.0 million of additional funds. At December 31, 1993, $25.2 million was outstanding under this credit arrangement. This facility replaced a $20.0 million short-term line of credit, all of which was outstanding at December 31, 1992. Amounts borrowed under the long-term revolving credit agreement are severally guaranteed by the Company and an affiliate of the other major general partner. The Company's share of the several guarantee is also 60%. NOARK has borrowed approximately 84% of its total construction costs under these financing arrangements. The remainder of NOARK's capital was provided by equity contributions of the partners during 1992. The Company expects to fund approximately $1.7 million during 1994, in the form of equity contributions or loans to the partnership, in connection with its guarantees.
     In July, 1992, in view of interest rates obtainable at the time, the Company entered into a two-year reverse interest rate swap agreement with a notional amount of $30.0 million. Under the terms of the swap, the Company receives interest semiannually at a fixed rate of 5.11% and pays interest semiannually at the London Interbank Offered Rate (LIBOR). The LIBOR rate is determined at the end of each six-month period.
     Under its existing debt agreements, the Company may not issue long-term debt in excess of 65% of its total capital and may not issue total debt in excess of 70% of its total capital. To issue additional long-term debt, the Company must also have, after giving effect to the debt to be issued, a ratio of earnings to fixed charges of at least 1.50 or higher. At the end of 1993, the capital structure consisted of 40.19% debt (excluding the current portion of long-term debt) and 59.81% equity, with a ratio of earnings to fixed charges of 3.98.

Working Capital
     The Company maintains access to funds which may be needed to meet seasonal requirements through the revolving and short-term lines of credit explained above. The Company had net working capital of $8.1 million at the end of 1993 and $14.2 million at the end of 1992. Current assets increased by 4% to $46.8 million in 1993, while current liabilities increased 25% to $38.7 million. The increase in current assets was due primarily to an increase in the current portion of gas stored underground, reflecting the value of stored gas expected to be utilized on an annual basis. The increase in current liabilities resulted primarily from an increase in the current portion of long-term debt and an increase in accounts payable and taxes payable. The increases in accounts payable and taxes payable resulted primarily from the timing of payments of amounts due. Additionally, a portion of the increase in taxes payable in 1993 was due to the increase in taxable income.

Report of Independent Auditors

To the Board of Directors and Shareholders of Southwestern Energy Company:

     We have audited the consolidated balance sheets of SOUTHWESTERN ENERGY COMPANY (an Arkansas corporation) AND SUBSIDIARIES as of December 31, 1993 and 1992, and the related consolidated statements of income, retained earnings and cash flows for each of the three years in the period ended December 31, 1993. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.
     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Southwestern Energy Company and Subsidiaries as of December 31, 1993 and 1992, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1993, in conformity with generally accepted accounting principles.
     As discussed in Notes 3 and 4 to the consolidated financial statements, effective January 1, 1993, the Company changed its methods of accounting for income taxes and for postretirement benefits other than pensions.



ARTHUR ANDERSEN & CO.


Tulsa, Oklahoma
February 7, 1994

Southwestern Energy Company and Subsidiaries
STATEMENTS OF INCOME

For the Years Ended December 31             1993          1992         1991
- -----------------------------------------------------------------------------
                                  ($ in thousands, except per share amounts)
Operating Revenues
Gas sales                               $165,597      $135,274     $129,196
Oil sales                                  1,659         2,377        3,639
Gas transportation                         5,177         3,597          857
Other                                      2,411         2,582        2,747
- -----------------------------------------------------------------------------
                                         174,844       143,830      136,439
- -----------------------------------------------------------------------------
Operating Costs and Expenses
Purchased gas costs                       42,962        35,848       40,423
Operating and general                     40,093        34,970       32,609
Depreciation, depletion and
  amortization                            30,944        23,880       18,248
Taxes, other than income taxes             3,281         3,144        3,017
- -----------------------------------------------------------------------------
                                         117,280        97,842       94,297
- -----------------------------------------------------------------------------
Operating Income                          57,564        45,988       42,142
- -----------------------------------------------------------------------------
Interest Expense
Interest on long-term debt                10,090        10,932       10,464
Other interest charges                       483           547          776
Interest capitalized                      (1,548)       (1,496)      (1,427)
- -----------------------------------------------------------------------------
                                           9,025         9,983        9,813
- -----------------------------------------------------------------------------
Other Income (Expense)                    (1,657)         (421)        (107)
- -----------------------------------------------------------------------------
Income Before Provision for
  Income Taxes and Cumulative Effect
  of Accounting Change                    46,882        35,584       32,222
- -----------------------------------------------------------------------------
Provision for Income Taxes
Current                                   13,704         7,403        7,158
Deferred (includes $1.7 million in
  1993 related to legislated
  increase in tax rates)                   6,128         5,916        4,999
- -----------------------------------------------------------------------------
                                          19,832        13,319       12,157
- -----------------------------------------------------------------------------
Income Before Cumulative Effect of
  Accounting Change                       27,050        22,265       20,065
Cumulative Effect of Change in
  Accounting for Income Taxes             10,126           -            -
- -----------------------------------------------------------------------------
Net Income                              $ 37,176      $ 22,265     $ 20,065
=============================================================================
Earnings Per Share
Income Before Cumulative Effect of
  Accounting Change                        $1.05          $.87         $.78
Cumulative Effect of Change in
  Accounting for Income Taxes                .39           -            -
- -----------------------------------------------------------------------------
Net Income                                 $1.44          $.87         $.78
=============================================================================
Weighted Average Common Shares
  Outstanding                         25,684,110    25,683,963   25,678,011
=============================================================================

The accompanying notes are an integral part of the financial statements.

Southwestern Energy Company and Subsidiaries
BALANCE SHEETS


December 31                                                  1993      1992
- -----------------------------------------------------------------------------
                                                            (in thousands)
ASSETS
Current Assets
Cash                                                     $    834  $  1,122
Accounts receivable                                        34,866    34,30
5
Inventories, at average cost                                9,580     8,036
Other                                                       1,525     1,639
- -----------------------------------------------------------------------------
    Total current assets                                   46,805    45,102
- -----------------------------------------------------------------------------
Investments                                                 5,661     7,523
- -----------------------------------------------------------------------------
Property, Plant and Equipment, at cost
Gas and oil properties, using the full cost method,
  including $16,769,000 in 1993 and $20,633,000
  in 1992 excluded from amortization                      375,281   338,062
Gas distribution systems                                  165,443   146,837
Gas in underground storage                                 37,171    46,290
Other                                                      14,684    13,040
- -----------------------------------------------------------------------------
                                                          592,579   544,229
Less: Accumulated depreciation, depletion and
      amortization                                        205,949   174,949
- -----------------------------------------------------------------------------
                                                          386,630   369,280
- -----------------------------------------------------------------------------
Other Assets                                                6,358     5,270
- -----------------------------------------------------------------------------
                                                         $445,454  $427,175
=============================================================================


LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities
Current portion of long-term debt                        $  3,000  $    133
Accounts payable                                           16,052    13,816
Taxes payable                                               6,449     3,338
Interest payable                                            1,445     1,472
Customer deposits                                           3,927     3,510
Current portion of deferred income taxes                    1,426     2,536
Over-recovered purchased gas costs, net                     4,187     4,473
Other                                                       2,211     1,669
- -----------------------------------------------------------------------------
    Total current liabilities                              38,697    30,947
- -----------------------------------------------------------------------------
Long-Term Debt, less current portion above                124,000   143,202
- -----------------------------------------------------------------------------
Other Liabilities
Deferred income taxes                                      93,593    95,203
Deferred investment tax credits                             2,617     2,786
Other                                                       2,017     1,804
- -----------------------------------------------------------------------------
                                                           98,227    99,793
- -----------------------------------------------------------------------------


Commitments and Contingencies
- -----------------------------------------------------------------------------
Shareholders' Equity
Common stock, $.10 par value; authorized
  75,000,000 shares, issued 27,738,084 shares               2,774     2,774
Additional paid-in capital                                 21,231    21,231
Retained earnings, per accompanying statements            180,470   148,945
- -----------------------------------------------------------------------------
                                                          204,475   172,950
Less: Unamortized cost of 17,447 restricted
        shares issued under stock incentive plan              228      -
      Common stock in treasury, at cost,
        2,053,974 shares                                   19,717    19,717
- -----------------------------------------------------------------------------
                                                          184,530   153,233
- -----------------------------------------------------------------------------
                                                         $445,454  $427,175
=============================================================================

The accompanying notes are an integral part of the financial statements.

Southwestern Energy Company and Subsidiaries
STATEMENTS OF CASH FLOWS


For the Years Ended December 31           1993         1992          1991
- -----------------------------------------------------------------------------
                                                  (in thousands)
Cash Flows From Operating
  Activities
Net income                               $ 37,176     $ 22,265     $ 20,065
Adjustments to reconcile
   net income to net
   cash provided by
   operating activities:
     Depreciation, depletion and
       amortization                        31,223       24,160       18,528
     Deferred income taxes                  6,128        5,916        4,999
     Equity in loss of partnership          1,788          531          -
     Cumulative effect of change in
       accounting for income taxes        (10,126)         -            -
     Change in assets
       and liabilities:
       Increase in accounts
         receivable                          (561)      (5,002)      (4,163)
       (Increase) decrease in
         inventories                       (1,544)         440       (1,910)
       Increase (decrease) in
         accounts payable                   2,236          876       (2,162)
       Increase (decrease) in
         taxes payable                      3,111        1,848       (1,294)
       Increase (decrease) in
         interest payable                     (27)        (240)         133
       Increase in customer deposits          417          347          150
       Increase (decrease) in
         over-recovered
         purchased gas costs                 (286)      (1,335)         171
       Net change in other
         current assets
         and liabilities                      656          (76)         469
- -----------------------------------------------------------------------------
Net cash provided by
  operating activities                     70,191       49,730       34,986
- -----------------------------------------------------------------------------
Cash Flows From Investing Activities
Capital expenditures                      (59,219)     (44,909)     (38,888)
Investment in partnership                     -         (7,573)         544
(Increase) decrease in gas stored
  underground                               9,119       (4,432)         435
Other items                                 1,607        1,997          163
- -----------------------------------------------------------------------------
Net cash used in investing
  activities                              (48,493)     (54,917)     (37,746)
- -----------------------------------------------------------------------------
Cash Flows From Financing Activities
Net increase (decrease) in revolving
  long-term debt                          (15,500)      22,000      (54,500)
Proceeds from issuance of other
  long-term debt                              -            -         66,000
Payments on other long-term debt             (835)     (12,769)      (2,931)
Dividends paid                             (5,651)      (5,137)      (4,793)
- -----------------------------------------------------------------------------
Net cash provided (used) by
  financing activities                    (21,986)       4,094        3,776
- -----------------------------------------------------------------------------
Increase (decrease) in cash                  (288)      (1,093)       1,016
Cash at beginning of year                   1,122        2,215        1,199
- -----------------------------------------------------------------------------
Cash at end of year                      $    834     $  1,122     $  2,215
=============================================================================

Southwestern Energy Company and Subsidiaries
STATEMENTS OF RETAINED EARNINGS



For the Years Ended December 31              1993         1992         1991
- -----------------------------------------------------------------------------
                                                     (in thousands)
Retained Earnings, beginning
  of year                                $148,945     $131,817     $116,545
Net income                                 37,176       22,265       20,065
Cash dividends declared ($.22 per
  share in 1993, $.20 per share
  in 1992 and $.19 per share
  in 1991)                                 (5,651)      (5,137)      (4,793)
- -----------------------------------------------------------------------------
Retained Earnings, end of year           $180,470     $148,945     $131,817
=============================================================================


The accompanying notes are an integral part of the financial statements.

NOTES TO FINANCIAL STATEMENTS
December 31, 1993, 1992 and 1991

(1) Summary of Significant Accounting Policies

Consolidation
     The consolidated financial statements include the accounts of Southwestern Energy Company and its wholly owned subsidiaries, Southwestern Energy Production Company, SEECO, Inc., Arkansas Western Gas Company, Southwestern Energy Pipeline Company, Arkansas Western Pipeline Company and A.W. Realty Company. All significant intercompany accounts and transactions have been eliminated. The Company accounts for a general partnership interest of 47.33% in the NOARK Pipeline System, Limited Partnership (NOARK) using the equity method of accounting. In accordance with Statement of Financial Accounting Standards (SFAS) No. 71, "Accounting for the Effects of Certain Types of Regulation," the Company recognizes profit on intercompany sales of gas delivered to storage by its utility subsidiary. Certain reclassifications have been made to the prior years' financial statements to conform with the 1993 presentation.

Property, Depreciation, Depletion and Amortization
     Gas and Oil Properties - The Company follows the full cost method of accounting for the cost of exploration and development of gas and oil reserves. Under this method, all such costs (productive and nonproductive) are capitalized and amortized on an aggregate basis over the estimated lives of the properties using the units-of-production method. The Company excludes all costs of unevaluated properties from immediate amortization.
     Gas Distribution Systems - Costs applicable to construction activities, including overhead items, are capitalized. Depreciation and amortization of the gas distribution system is provided using the straight-line method with average annual rates for plant functions ranging from 2.2% to 6.7%. Gas in underground storage is stated at average cost.
     Other property, plant and equipment is depreciated using the straight-line method over estimated useful lives ranging from 5 to 40 years.
     The Company charges to maintenance or operations the cost of labor, materials and other expenses incurred in maintaining the operating efficiency of its properties. Betterments are added to property accounts at cost. Retirements are credited to property, plant and equipment at cost and charged to accumulated depreciation, depletion and amortization with no gain or loss recognized, except for abnormal retirements.
     Capitalized Interest - Interest is capitalized on the costs of unevaluated gas and oil properties excluded from amortization. In accordance with established utility regulatory practice, an allowance for funds used during construction of major projects is capitalized and amortized over the estimated lives of the related facilities.

Gas Distribution Revenues and Receivables
     Customer receivables arise from the sale or transportation of gas by the Company's gas distribution subsidiary. The Company's gas distribution customers represent a diversified base of residential, commercial and industrial users. Approximately 93,000 of these customers are served in northwest Arkansas and approximately 67,000 are served in northeast Arkansas and Missouri.
     The Company records gas distribution revenues on an accrual basis, as gas volumes are used, in order to provide a proper matching of revenues with expenses.
     The gas distribution subsidiary's rate schedules include purchased gas adjustment clauses whereby the actual costs of purchased gas above or below the levels included in the base rates are permitted to be billed or are required to be credited to customers. Each month, the difference between actual costs of purchased gas and gas costs recovered from customers is deferred. The deferred differences are billed or credited, as appropriate, to customers in subsequent months.

Gas Production Imbalances
     The exploration and production subsidiaries record gas sales using the entitlement method. The entitlement method requires revenue recognition of the Company's share of gas production from properties in which gas sales are disproportionately allocated to owners because of marketing or other contractual arrangements. The Company's net imbalance position at December 31, 1993 and 1992 was not significant.

Income Taxes
     Deferred income taxes are provided to recognize the income tax effect of reporting certain transactions in different years for income tax and financial reporting purposes.

Investment Tax Credits
     Investment tax credits have been deferred for financial reporting purposes and are being amortized over the estimated useful lives of the related properties.

Interest Rate Swap Agreements
     Interest rate swap agreements involve the exchange of fixed rate and floating rate interest payments without the exchange of the underlying principal amounts. The differential to be paid or received is recognized as an adjustment to interest expense.

Earnings Per Share and Shareholders' Equity
     Earnings per common share are based on the weighted average number of common shares outstanding during each year. All share and per share information for 1992 and 1991 has been restated to reflect the effects of a three-for-one stock split distributed on August 5, 1993. The common stock and additional paid-in capital accounts at December 31, 1992 have been restated to reflect the stock split and the effect of a reduction in the par value of common stock from $2.50 per share to $.10 per share on June 9, 1993.

(2) Long-Term Debt

     Long-term debt as of December 31, 1993 and 1992, consisted of the following:

                                                         1993      1992
- -----------------------------------------------------------------------------
                                                          (in thousands)
Senior Notes
 8.69% Series due December 4, 1997                     $ 22,500  $ 22,500
 8.86% Series due in annual installments of
   $3.1 million beginning December 4, 1995               21,500    21,500
 9.36% Series due in annual installments of
   $2.0 million beginning December 4, 2001               22,000    22,000
10.63% Series due in annual installments of
   $3.0 million beginning September 30, 1994             30,000    30,000
- -----------------------------------------------------------------------------
                                                         96,000    96,000
- -----------------------------------------------------------------------------
Other
Variable rate (3.80% at December 31, 1993)
   unsecured revolving credit arrangements with
   two banks, each convertible at the Company's
   option to a term loan repayable in six
   semi-annual installments beginning no later
   than June, 1994                                       31,000    46,500
Other notes payable                                           -       835
- -----------------------------------------------------------------------------
                                                         31,000    47,335
- -----------------------------------------------------------------------------
Total long-term debt                                    127,000   143,335
Less: Current portion of long-term debt                   3,000       133
- -----------------------------------------------------------------------------
                                                       $124,000  $143,202
=============================================================================

     The Company has several prepayment options under the terms of its Senior Notes. Prepayments made without premium are subject to certain limitations. Other prepayment options involve the payment of premiums based in some instances on market interest rates at the time of prepayment.
     At December 31, 1993, the Company had two variable rate facilities which make available $60.0 million of long-term revolving credit, of which $31.0 million was outstanding. Each facility allows the Company four interest rate options--the floating prime rate, a fixed rate tied to either short-term certificate of deposit or Eurodollar rates, or a fixed rate based on the lenders' cost of funds. As of February 7, 1994, the Company was in the process of renegotiating the terms and increasing the capacity of its variable rate facilities.
     At December 31, 1993, the Company had available other lines of credit totaling $3.5 million. These lines either expire within one year or are cancellable by the banks involved at any time. All bear interest at or below the banks' prime rates. There were no outstanding borrowings under these lines at December 31, 1993.
     The terms of the long-term debt instruments and agreements contain covenants which impose certain restrictions on the Company, including limitation of additional indebtedness and restrictions on the payment of cash dividends. At December 31, 1993, approximately $102.8 million of retained earnings was available for payment as dividends.
     At December 31, 1993 and 1992, the Company had an interest rate swap agreement outstanding with a notional amount of $30.0 million. The notional amount is used to measure the volume of the agreement and does not represent exposure to credit loss. In the event of default by the counterparty, the risk of this transaction is the cost of replacing the swap agreement at current market rates. Management believes the risk of incurring a loss due to a default by the counterparty is remote, and that if incurred, such loss would be immaterial.
     Aggregate maturities of long-term debt for each of the years ending December 31, 1994 through 1998, are $3.0 million, $6.1 million, $6.1 million, $59.6 million and $6.1 million. Total interest payments of $10.3 million, $11.7 million and $10.4 million were made in 1993, 1992 and 1991, respectively.

(3) Income Taxes

     Effective January 1, 1993, the Company adopted SFAS No. 109, "Accounting for Income Taxes." The liability method specified by SFAS No. 109 requires the calculation of accumulated deferred income taxes by application of the tax rate expected to be in effect when the taxes will actually be paid or refunds will be received. Under the liability method, the effect on deferred taxes of a change in tax rates is recognized in income in the period of enactment of the rate change. Under generally accepted accounting principles previously in effect, deferred income taxes were not adjusted to reflect changes in tax rates. The recognition of the cumulative effect, through December 31, 1992, of this change in accounting increased net income in the first quarter of 1993 by $10.1 million, or $.39 per share. SFAS No. 109 also required an adjustment in the third quarter of 1993 to record the effects of a legislated increase in tax rates. This adjustment decreased income before the cumulative effect of the accounting change by $1.7 million, or $.07 per share.

     The provision for income taxes included the following components:


                                                  1993      1992      1991
- -----------------------------------------------------------------------------
                                                        (in thousands)
Federal:
        Current                                $11,514  $  6,190  $  5,584
        Deferred                                 3,827     5,096     4,598
        Deferred tax adjustment for tax
          rate increase                          1,743       -         -

State:
        Current                                  2,190     1,213     1,574
        Deferred                                   752     1,004       577
Investment tax credit amortization                (194)     (184)     (176)
- -----------------------------------------------------------------------------
Provision for income taxes                     $19,832   $13,319   $12,157
=============================================================================

   The provision for income taxes was an effective rate of 42.3% in 1993, 37.4% in 1992 and 37.7% in 1991. The following reconciles the provision for income taxes included in the consolidated statements of income with the provision which would result from application of the statutory federal tax rate to pretax financial income:

                                                  1993      1992      1991
- -----------------------------------------------------------------------------
                                                     (in thousands)
Expected provision at federal statutory
        rate of 35% in 1993 and 34% in 1992
        and 1991                               $16,409   $12,098   $10,956
Increase (decrease) resulting from:
        State income taxes, net of federal
          income tax benefit                     1,914     1,463     1,419
        Percentage depletion on gas and
          oil production                          (117)     (106)      (49)
        Adjustment to deferred taxes for tax
          rate increase                          1,743        -         -
        Investment tax credit amortization        (194)     (184)     (176)
        Other                                       77        48         7
- -----------------------------------------------------------------------------
Provision for income taxes                     $19,832   $13,319   $12,157
=============================================================================

   The components of the Company's net deferred tax liability as of December 31, 1993 were as follows (in thousands):

- -----------------------------------------------------------------------------
Deferred tax liabilities:
   Differences between book and tax basis of property               $83,875
   Stored gas differences                                             5,132
   Deferred purchased gas costs                                       1,232
   Prepaid pension costs                                              1,731
   Book over tax basis in partnerships                                2,675
   Gas imbalances                                                       644
   Other                                                                876
- -----------------------------------------------------------------------------
                                                                     96,165
- -----------------------------------------------------------------------------
Deferred tax assets:
   Accrued compensation                                                 770
   Other                                                                376
- -----------------------------------------------------------------------------
                                                                      1,146
- -----------------------------------------------------------------------------
Net deferred tax liability                                          $95,019
=============================================================================

   Prior to the change in accounting for income taxes, the sources of deferred tax items and the corresponding tax effects during 1992 and 1991 were as follows:

                                                            1992      1991
- -----------------------------------------------------------------------------
                                                           (in thousands)
Intangible and other exploration and development costs    $1,581    $1,952
Investment tax credits amortized                            (184)     (176)
Stored gas differences                                       972       170
Excess of tax over book depreciation                       1,987     1,419
Deferred purchased gas costs                                 355       950
Excess of tax over book partnership loss                     953        -
Other                                                        252       684
- -----------------------------------------------------------------------------
Deferred provision for income taxes                       $5,916    $4,999
=============================================================================

   Total income tax payments of $10.2 million, $6.4 million and $8.3 million were made in 1993, 1992 and 1991, respectively.

(4) Pension Plans and Other Postretirement Benefits

   Substantially all employees are covered by the Company's defined benefit pension plans. Benefits are based on years of benefit service and the employee's "average compensation," as defined. The Company's funding policy is to contribute amounts which are actuarially determined to provide the plans with sufficient assets to meet future benefit payment requirements and which are tax deductible.
   Plan assumptions for 1993 and 1992 included an expected long-term rate of return on plan assets of 9%, a weighted average discount rate of 8.5% for the net pension cost computation and a salary progression rate of 5%. The reconciliation of prepaid pension cost at December 31, 1993 utilizes a discount rate of 7.5% for future settlements.

   The following table sets forth the plans' funded status and amounts recognized in the Company's balance sheets at December 31, 1993 and 1992:


                                                            1993      1992
- -----------------------------------------------------------------------------
                                                           (in thousands)
Actuarial present value of benefit obligations:
        Vested benefits                                 $(20,746) $(16,623)
        Nonvested benefits                                (1,685)   (1,297)
- -----------------------------------------------------------------------------
        Accumulated benefit obligation                   (22,431)  (17,920)
        Effect of projected future compensation levels    (7,463)   (5,098)
- -----------------------------------------------------------------------------
        Projected benefit obligation                     (29,894)  (23,018)
Plan assets at fair value, primarily common stocks
          and bonds                                       36,601    34,327
- -----------------------------------------------------------------------------
Plan assets in excess of projected benefit obligation      6,707    11,309
Unrecognized net gain                                     (1,869)   (6,904)
Unrecognized net asset                                    (1,318)   (1,509)
Unrecognized prior service cost                              274       301
- -----------------------------------------------------------------------------
Prepaid pension cost                                    $  3,794  $  3,197
=============================================================================

        Net pension cost for 1993, 1992 and 1991 included the following components:

                                                  1993      1992      1991
- -----------------------------------------------------------------------------
                                                       (in thousands)
Service costs (benefits earned during
          the period)                          $   897   $   805   $   692
Interest cost on projected benefit
          obligation                             1,999     1,768     1,527
Actual return on plan assets                    (2,819)   (4,914)   (6,947)
Net amortization and deferral                     (673)    1,860     4,558
- -----------------------------------------------------------------------------
Net pension cost (credit)                      $  (596)  $  (481)  $  (170)
=============================================================================

          The Company also has a supplemental retirement plan which provides for certain pension benefits. Net pension cost recorded for this plan was $628,000 and $241,000 in 1993 and 1992, respectively. In 1993, this plan was funded with $1.2 million, resulting in an addition to prepaid pension cost of $331,000 at December 31, 1993.
          Effective January 1, 1993, the Company adopted SFAS No. 106 "Employers' Accounting for Postretirement Benefits Other Than Pensions." Under SFAS No. 106, the cost of those benefits is accrued over the period the employee provides services to the Company. Prior to 1993, postretirement benefit expenses were recognized on a pay-as-you-go basis and were not material. The Company currently funds postretirement benefits as claims are incurred.
          The Company provides postretirement health care and life insurance benefits to eligible employees under two different plans. Employees become eligible for these benefits if they meet age and service requirements. Generally, the plans pay a stated percentage of medical expenses reduced by deductibles and other coverages.
          A significant portion of the postretirement benefit cost relates to the Company's utility operations and has been deferred as a regulatory asset. Net postretirement benefit cost for 1993 included the following components (in thousands):

Service cost of benefits earned during the year                        $ 61
Amortization of transition amount                                       103
Interest cost on accumulated postretirement benefit obligation (APBO)   158
- -----------------------------------------------------------------------------
Net postretirement benefit cost                                        $322
=============================================================================

   The APBO as of December 31, 1993 was comprised of the following (in thousands):

Retirees                                                             $  655
Active participants, fully eligible                                     543
Other participants                                                      835
- -----------------------------------------------------------------------------
Total APBO                                                           $2,033
=============================================================================

   In determining the APBO, an assumed weighted average discount rate of 7.5% was used. An increase of 9.0% in the cost of covered health care benefits was assumed for 1994. This rate is assumed to decrease ratably to 7.0% over 8 years and remain at that level thereafter. The effect of a one percentage point increase in the assumed health care cost trend rate for each future year would increase the total APBO at year end 1993 by $263,000 and the 1993 net postretirement benefit cost by $29,000.

(5) Natural Gas and Oil Producing Activities

   All of the Company's gas and oil properties are located in the United

States. The table below sets forth the results of operations from gas and oil producing activities:

                                                  1993      1992      1991
- -----------------------------------------------------------------------------
                                                     (in thousands)
Sales                                         $ 79,374  $ 60,554  $ 49,392
Production (lifting) costs                      (6,341)   (4,271)   (4,077)
Depreciation, depletion and amortization       (25,686)  (19,128)  (13,843)
- -----------------------------------------------------------------------------
                                                47,347    37,155    31,472
Income tax expense                             (18,081)  (13,787)  (11,819)
- -----------------------------------------------------------------------------
Results of operations                         $ 29,266  $ 23,368  $ 19,653
=============================================================================

           The results of operations shown above exclude overhead and interest costs. Income tax expense is calculated by applying the statutory tax rates to the revenues less costs, including depreciation, depletion and amortization, and after giving effect to permanent differences and tax credits.
           The table below sets forth capitalized costs incurred in gas and oil property acquisition, exploration and development activities during 1993, 1992 and 1991:

                                                   1993      1992      1991
- -----------------------------------------------------------------------------
                                                      (in thousands)
Property acquisition costs                      $ 5,920   $ 4,768   $ 5,385
Exploration costs                                11,695     6,441     8,790
Development costs                                19,722    19,563    16,134
- -----------------------------------------------------------------------------
Capitalized costs incurred                      $37,337   $30,772   $30,309
=============================================================================
Amortization per Mcf equivalent                   $.710     $.723     $.653
=============================================================================

           The following table shows the capitalized costs of gas and oil properties and the related accumulated depreciation, depletion and amortization at December 31, 1993 and 1992:


                                                             1993      1992
- -----------------------------------------------------------------------------
                                                            (in thousands)
Proved properties                                        $350,854  $314,194
Unproved properties                                        24,427    23,868
- -----------------------------------------------------------------------------
Total capitalized costs                                   375,281   338,062
Less: Accumulated depreciation, depletion and
           amortization                                   146,471   120,842
- -----------------------------------------------------------------------------
Net capitalized costs                                    $228,810  $217,220
=============================================================================

           The table below sets forth the composition of net unevaluated costs excluded from amortization as of December 31, 1993. Included in property acquisition costs is $6.4 million representing leasehold and seismic costs related to the remaining unevaluated portion of acreage located on the Fort Chaffee military reservation. These costs are expected to be evaluated and subjected to amortization within the next five years as this acreage is further explored and developed. The remaining costs excluded from amortization are related to properties which are not individually significant and on which the evaluation process has not been completed. The Company is, therefore, unable to estimate when these costs will be included in the amortization computation.


                                    1993    1992     1991    Prior    Total
- -----------------------------------------------------------------------------
                                               (in thousands)
Property acquisition costs        $2,544    $612   $1,049   $7,424  $11,629
Exploration costs                  1,253     153      193      277    1,876
Capitalized interest                 918     185      300    1,861    3,264
- -----------------------------------------------------------------------------
                                  $4,715    $950   $1,542   $9,562  $16,769
=============================================================================

(6) Natural Gas and Oil Reserves (Unaudited)

  The following table summarizes the changes in the Company's proved natural gas and oil reserves for 1993, 1992 and 1991:

                                    1993           1992           1991
- -----------------------------------------------------------------------------
                                Gas     Oil    Gas    Oil      Gas    Oil
                               (MMcf) (MBbls)(MMcf) (MBbls)   (MMcf)(MBbls)
- -----------------------------------------------------------------------------
Proved reserves,
  beginning of year           312,291   359  307,484  505    304,511   773
Revisions of previous
  estimates                    (4,385)  (26)     479  (30)    (6,707) (123)
Extensions, discoveries
  and other additions          46,069   250   29,627    4     29,563    33
Production                    (35,418)  (96) (25,530)(120)   (19,924) (176)
Acquisition of reserves
  in place                        222    -       231   -         129    -
Disposition of reserves
  in place                         (3)   (8)      -    -         (88)   (2)
- -----------------------------------------------------------------------------
Proved reserves,
  end of year                 318,776   479  312,291  359    307,484   505
=============================================================================
Proved, developed reserves:
  Beginning of year           246,904   337  226,767  467    234,001   763
  End of year                 260,240   469  246,904  337    226,767   467
=============================================================================

           The "Standardized Measure of Discounted Future Net Cash Flows Relating to Proved Oil and Gas Reserves" (standardized measure) is a disclosure required by SFAS No. 69, "Disclosures About Oil and Gas Producing Activities." The standardized measure does not purport to present the fair market value of a company's proved gas and oil reserves. In addition, there are uncertainties inherent in estimating quantities of proved reserves. Substantially all quantities of gas and oil reserves owned by the Company were estimated by the independent petroleum engineering firm of K & A Energy Consultants, Inc.
           Following is the standardized measure relating to proved gas and oil reserves at December 31, 1993, 1992 and 1991:

                                                  1993      1992      1991
- -----------------------------------------------------------------------------
                                                     (in thousands)
Future cash inflows                          $ 745,967 $ 681,033 $ 643,157
Future production and development costs        (85,609)  (84,483)  (82,811)
Future income tax expense                     (236,170) (207,249) (196,811)
- -----------------------------------------------------------------------------
Future net cash flows                          424,188   389,301   363,535
10% annual discount for estimated
  timing of cash flows                        (196,913) (179,331) (165,261)
- -----------------------------------------------------------------------------
Standardized measure of discounted
  future net cash flows                      $ 227,275 $ 209,970 $ 198,274
=============================================================================

           Under the standardized measure, future cash inflows were estimated by applying year end prices, adjusted for known contractual changes, to the estimated future production of year end proved reserves. Future cash inflows were reduced by estimated future production and development costs based on year end costs to determine pre-tax cash inflows. Future income taxes were computed by applying the year end statutory rate, after consideration of permanent differences and enacted tax legislation, to the excess of pre-tax cash inflows over the Company's tax basis in the associated proved gas and oil properties. Future net cash inflows after income taxes were discounted using a 10% annual discount rate to arrive at the standardized measure.
           Following is an analysis of changes in the standardized measure during 1993, 1992 and 1991:

                                                  1993      1992      1991
- -----------------------------------------------------------------------------
                                                     (in thousands)
Standardized measure, beginning of year       $209,970  $198,274  $196,354
Sales and transfers of gas and oil
  produced, net of production costs            (73,017)  (56,283)  (45,315)
Net changes in prices and production costs      22,392     9,446   (45,655)
Extensions, discoveries and other
  additions, net of future production
  and development costs                         74,511    52,917    29,322
Revisions of previous quantity estimates        (5,217)      318    (6,405)
Accretion of discount                           31,885    30,253    30,033
Net change in income taxes                     (13,524)   (4,623)     (279)
Changes in production rates (timing)
  and other                                    (19,725)  (20,332)   40,219
- -----------------------------------------------------------------------------
Standardized measure, end of year             $227,275  $209,970  $198,274
=============================================================================

(7) Investment in Unconsolidated Partnership

           The Company holds a 47.33% general partnership interest in NOARK and is the pipeline's operator. NOARK is a 258 mile long intrastate gas transmission system which extends across northern Arkansas. NOARK's transportation capacity is 141 million cubic feet of gas per day (MMcfd). NOARK's main line was completed and placed in service in September, 1992. A lateral line of NOARK that allows the Company to augment its gas supply for existing markets as well as supply new markets was completed and placed in service in November, 1992. The Company's equity investment in NOARK totaled $5.3 million at December 31, 1993 and $7.0 million at December 31, 1992. The Company's share of NOARK's 1993 and 1992 pre-tax loss included in other income (expense) on the statements of income was $1.8 million and $.6 million, respectively. NOARK's financial position at December 31, 1993 and 1992 and its results of operations for the years then ended are summarized below:

                                                            1993      1992
- -----------------------------------------------------------------------------
                                                           (in thousands)
Current assets                                          $  1,551  $  1,503
Noncurrent assets                                        102,322   102,902
- -----------------------------------------------------------------------------
                                                        $103,873  $104,405
=============================================================================
Current liabilities                                     $  7,290  $  5,406
Long-term debt                                            85,050    84,200
Partners' capital                                         11,533    14,799
- -----------------------------------------------------------------------------
                                                        $103,873  $104,405
=============================================================================
Operating revenues                                      $  8,301  $  1,466
Pre-tax loss                                            $ (3,778) $ (1,348)
=============================================================================

           NOARK's total construction cost was approximately $103.0 million, with $16.0 million provided by equity contributions of the partners and the remainder provided by long-term debt. See Note 12 for an explanation of NOARK's long-term debt and certain obligations related thereto.

(8) Disclosures About the Fair Value of Financial Instruments

           The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate the value:
           Cash and Customer Deposits - The carrying amount is a reasonable estimate of fair value.
           Long-Term Debt - The fair value of the Company's long-term debt is estimated based on the expected current rates which would be offered to the Company for debt of the same maturities.
           The estimated fair values of the Company's financial instruments as of December 31, 1993 and 1992, were as follows:

                                              1993              1992
                                      ------------------  -------------------
                                        Carrying     Fair Carrying     Fair
                                         Amount     Value  Amount     Value
- -----------------------------------------------------------------------------
                                                   (in thousands)
Cash                                        $834     $834   $1,122   $1,122
Customer deposits                         $3,927   $3,927   $3,510   $3,510
Long-term debt                          $127,000 $134,661 $143,335 $148,474
=============================================================================

           Anticipated regulatory treatment of the excess of fair value over carrying value of the portion of the Company's long-term debt attributable to its regulatory activities, if in fact such debt were settled at amounts approximating those above, would dictate that these amounts be used to increase the Company's rates over a prescribed amortization period. Accordingly, any settlement would not result in a material impact on the Company's financial position or results of operations.
           At December 31, 1993 and 1992 the Company also had an interest rate swap with a notional amount of $30.0 million, as discussed in Note 2, with terms that approximate fair market value.


(9) Segment Information

           The Company operates principally in the exploration and production segment and the gas distribution segment of the natural gas industry. Exploration and production activities consist of ownership of mineral interests in productive and undeveloped leases located entirely in the United States. The gas distribution activities consist of the operation of integrated natural gas transmission and distribution utility systems in the states of Arkansas and Missouri.
           Intersegment sales by the exploration and production segment to the gas distribution segment are priced in accordance with terms of existing gas contracts and current market conditions. Following is industry segment data for the years ended December 31, 1993, 1992 and 1991:

                                                  1993      1992      1991
- -----------------------------------------------------------------------------
                                                    (in thousands)
Revenues
   Exploration and production                 $ 79,374  $ 60,554  $ 49,392
   Gas distribution                            131,892   117,495   121,302
   Other                                           262       256       256
   Eliminations                                (36,684)  (34,475)  (34,511)
- -----------------------------------------------------------------------------
                                              $174,844  $143,830  $136,439
- -----------------------------------------------------------------------------
Intersegment Revenues
   Exploration and production                 $ 36,091  $ 33,994  $ 34,098
   Gas distribution                                337       225       157
   Other                                           256       256       256
- -----------------------------------------------------------------------------
                                              $ 36,684  $ 34,475  $ 34,511
- -----------------------------------------------------------------------------
Operating Income
   Exploration and production                 $ 42,608  $ 33,071  $ 28,310
   Gas distribution                             15,261    13,094    14,027
   Corporate expenses                             (305)     (177)     (195)
- -----------------------------------------------------------------------------
                                              $ 57,564  $ 45,988  $ 42,142
- -----------------------------------------------------------------------------
Identifiable Assets
   Exploration and production                 $236,968  $224,302  $210,593
   Gas distribution                            186,704   179,998   168,047
   Other                                        21,782    22,875    13,568
- -----------------------------------------------------------------------------
                                              $445,454  $427,175  $392,208
- -----------------------------------------------------------------------------
Depreciation, Depletion and Amortization
   Exploration and production                 $ 25,686  $ 19,128  $ 13,843
   Gas distribution                              4,564     4,213     3,978
   Other                                           694       539       427
- -----------------------------------------------------------------------------
                                              $ 30,944  $ 23,880  $ 18,248
- -----------------------------------------------------------------------------
Capital Additions
   Exploration and production                 $ 37,411  $ 30,823  $ 30,339
   Gas distribution                             19,892    12,188     7,856
   Other                                         1,916     1,898       693
- -----------------------------------------------------------------------------
                                              $ 59,219  $ 44,909  $ 38,888
=============================================================================

(10) Stock Options

           In 1993, the Board of Directors adopted, and the shareholders approved, the Southwestern Energy Company 1993 Stock Incentive Plan (1993
Plan) for the compensation of officers and key employees of the Company and its subsidiaries. The 1993 Plan replaced both the Company's 1985 Non-Qualified Stock Option Plan (1985 Plan) and the long-term component of the Company's existing cash-based incentive compensation plan. The 1993 Plan provides for grants of options, shares of restricted stock and stock bonuses that in the aggregate do not exceed 1,275,000 shares, the grant of stand-alone stock appreciation rights (SARs), shares of phantom stock and cash awards the shares related to which in the aggregate do not exceed 1,275,000 shares, and the grant of limited and tandem SARs (all terms as defined in the 1993 Plan). The types of incentives which may be awarded are comprehensive, and are intended to enable the Board of Directors to structure the most appropriate incentives and to address changes in income tax laws which may be enacted over the ten-year term of the plan.
           At December 31, 1993, there were options for 102,404 shares outstanding under the 1993 Plan at an option price of $17 1/8, representing the fair market value at the date of grant. The options vest to employees over a three-year period and expire ten years from the date of grant. Additionally, there were 17,447 shares of restricted stock granted which vest to employees over a five-year period. The related compensation expense is being amortized over the vesting period.
           Under the 1985 Plan, there were options for 427,050 shares and 84,900 SARs outstanding at December 31, 1993, at prices ranging from $5.58 to $12.81. All options are currently exercisable. Options and SARs totaling 103,350 shares were exercised or canceled during 1993 at prices ranging from $5.58 to $10.60. All options expire ten years from the date of grant. The number of options, SARs and option prices have been restated to reflect the effect of a three-for-one stock split distributed in 1993.
           In 1993, the Company also adopted, and the shareholders approved, the Southwestern Energy Company 1993 Stock Incentive Plan for Outside Directors. The directors' plan provides for annual stock option grants of 12,000 shares (with 12,000 limited SARs) to each non-employee director. Options may be awarded under the plan on no more than 240,000 shares. Options are issued at fair market value on the date of grant and become exercisable in installments at a rate of 25% per year for each twelve months' service as a director. At December 31, 1993, there were options for 48,000 shares outstanding at an option price of $17 1/2.

(11) Common Stock Purchase Rights

           One common share purchase right is attached to each outstanding share of the Company's common stock. Each right entitles the holder to purchase one share of common stock at an exercise price of $25.00, subject to adjustment. The exercise price and the number of rights outstanding have been adjusted to reflect the effects of the stock split distributed in 1993. These rights will become exercisable in the event that a person or group acquires or commences a tender offer for 20% or more of the Company's outstanding shares or the Board determines that a holder of 10% or more of the Company's outstanding shares presents a threat to the best interests of the Company. At no time will these rights have any voting power.
           If any person or entity actually acquires 20% of the common stock (10% or more if the Board determines such acquiror is adverse), rightholders (other than the 20% or 10% stockholder) will be entitled to buy, at the right's then current exercise price, the Company's common stock with a market value of twice the exercise price. Similarly, if the Company is acquired in a merger or other business combination, each right will entitle its holder to purchase, at the right's then current exercise price, a number of the surviving company's common shares having a market value at that time of twice the right's exercise price.
           The rights may be redeemed by the Board for $.003 per right prior to the time that they become exercisable. In the event, however, that redemption of the rights is considered in connection with a proposed acquisition of the Company, the Board may redeem the rights only on the recommendation of its independent directors (nonmanagement directors who are not affiliated with the proposed acquiror). These rights expire in 1999.

(12) Contingencies and Commitments

           The Company and the other major general partner of NOARK are required to severally guarantee the availability of certain minimum cash balances to service $63.0 million of 9.7375% Senior Secured Notes used to finance a portion of NOARK's total construction cost. The notes have a remaining term of 16 years and the Company's share of the several guarantee is 60%. In 1993, NOARK also entered into an unsecured long-term revolving credit agreement in the amount of $30.0 million with a group of banks. At December 31, 1993, $25.2 million was outstanding under this credit arrangement. Amounts borrowed under the long-term revolving credit facility are severally guaranteed by the Company and an affiliate of the other major general partner. The Company's share of the several guarantee of the line of credit is also 60%. Additionally, the Company's gas distribution subsidiary has a ten-year transportation contract with NOARK for firm capacity of 41 MMcfd.
           In late 1993, a transporter of gas on NOARK's pipeline system filed suit against NOARK, the Company and certain of its affiliates, and, effective January 1, 1994, ceased transporting gas under its firm transportation agreement with NOARK. The complaint seeks rescission of the transportation contract and rescission of a separate contract to purchase gas from two of the Company's affiliates, as well as actual and punitive damages in excess of $1.0 million. The Company believes the suit is without merit and filed a counterclaim in February, 1994, seeking enforcement of the contracts and damages. Until enforcement occurs or replacement transportation contracts are arranged, the Company will be required to fund its share of any cash flow deficiencies to the extent they are not funded by the available line of credit. Management believes any funding which may be required for NOARK will not have a material effect on the financial condition or reported results of operations of the Company.
           The Company is subject to laws and regulations relating to the protection of the environment. The Company's policy is to accrue environmental and cleanup related costs of a noncapital nature when it is both probable that a liability has been incurred and when the amount can be reasonably estimated. Management believes any future remediation or other compliance related costs will not have a material effect on the financial condition or reported results of operations of the Company.

(13) Quarterly Results (Unaudited)

           The following is a summary of the quarterly results of operations for the years ended December 31, 1993 and 1992:


Quarter Ended                     March 31 June 30 September 30 December 31
- -----------------------------------------------------------------------------
                                (in thousands, except per share amounts)
                                                    1993
                                                    -----
Operating revenues                  $59,208 $33,990     $28,466     $53,180
Operating income                    $21,259  $8,738      $7,789     $19,778
Income before cumulative
   effect of accounting change      $11,372  $3,696      $1,439     $10,543
Net income                          $21,498  $3,696      $1,439     $10,543
Earnings per share before
   cumulative effect of
   accounting change                   $.44    $.15        $.05        $.41
Earnings per share                     $.83    $.15        $.05        $.41






                                                    1992
                                                    -----
Operating revenues                  $48,874 $25,125     $20,992     $48,839
Operating income                    $16,609  $5,228      $5,354     $18,797
Net income                           $8,795  $1,820      $1,769      $9,881
Earnings per share                     $.35    $.07        $.07        $.38
=============================================================================

FINANCIAL AND OPERATING STATISTICS


                                   1993        1992        1991        1990        1989          1988
- ---------------------------------------------------------------------------------------------------------

Financial Review
  (in thousands)
Operating revenues:
  Exploration and production  $  79,374   $  60,554   $  49,392   $  41,489   $  40,499     $  34,345
  Gas distribution              131,892     117,495     121,302     108,911     117,514        89,277
  Other                             262         256         256         256         256           256
  Intersegment revenues         (36,684)    (34,475)    (34,511)    (33,586)    (33,670)      (27,670)
- ---------------------------------------------------------------------------------------------------------
                                174,844     143,830     136,439     117,070     124,599        96,208
- ---------------------------------------------------------------------------------------------------------
Operating costs and expenses:
  Purchased gas costs            42,962      35,848      40,423      37,678      46,850        34,055
  Operating and general          40,093      34,970      32,609      28,134      26,132        21,466
  Depreciation, depletion and
    amortization                 30,944      23,880      18,248      14,756      16,055        12,168
  Taxes, other than income
    taxes                         3,281       3,144       3,017       2,885       2,844         2,350
- ---------------------------------------------------------------------------------------------------------
                                117,280      97,842      94,297      83,453      91,881        70,039
- ---------------------------------------------------------------------------------------------------------
Operating income                 57,564      45,988      42,142      33,617      32,718        26,169
Interest expense, net            (9,025)     (9,983)     (9,813)    (10,530)    (10,662)       (8,049)
Other income (expense)           (1,657)       (421)       (107)        (17)        180            46
- ---------------------------------------------------------------------------------------------------------
Income before provision for
   income taxes                  46,882      35,584      32,222      23,070      22,236        18,166
- ---------------------------------------------------------------------------------------------------------
Provision for income taxes:
  Current                        13,704       7,403       7,158       4,994       6,671         4,380
  Deferred                        6,128       5,916       4,999       3,568       1,586         2,254
- ---------------------------------------------------------------------------------------------------------
                                 19,832      13,319      12,157       8,562       8,257         6,634
- ---------------------------------------------------------------------------------------------------------
Income before extraordinary
  item and cumulative effect
  of accounting change           27,050      22,265      20,065      14,508      13,979        11,532
Extraordinary loss due to
  redemption of convertible
  debentures (net of $257
  tax benefit)                      -           -           -          (433)       -            -
Cumulative effect of change in
  accounting for income taxes    10,126         -           -          -           -            -
- ---------------------------------------------------------------------------------------------------------
Net income                     $ 37,176    $ 22,265    $ 20,065    $ 14,075    $ 13,979      $ 11,532
=========================================================================================================

Cash flow from operations
  (in thousands)               $ 70,191    $ 49,730    $ 34,986    $ 36,495    $ 29,306      $ 20,030
Return on equity(1)               15.51%      14.53%      14.75%      11.66%      13.51%        12.25%
Gross profit margin               32.92%      31.97%      30.89%      28.72%      26.26%        27.20%
Net profit margin(1)              15.47%      15.48%      14.71%      12.02%      11.22%        11.99%
=========================================================================================================
Common Stock Statistics(2)
Earnings per share before
  extraordinary item and
  cumulative effect of
  accounting change               $1.05        $.87        $.78        $.57        $.56          $.46
Earnings per share                $1.44        $.87        $.78        $.56        $.56          $.46
Cash dividends declared
  and paid per share               $.22        $.20        $.19        $.19        $.19          $.19
Book value per share              $7.18       $5.97       $5.30       $4.70       $4.15         $3.77
Market price at year end         $18.00      $12.96      $10.50      $10.42      $10.75         $6.00
Number of shareholders of
  record at year end              3,005       2,930       2,989       3,136       3,298         3,426
Average shares outstanding   25,684,110  25,683,963  25,678,011  25,270,674  24,940,488    24,940,488
=========================================================================================================
Capitalization (in thousands)
Long-term debt, including
  current portion              $127,000    $143,335    $134,104    $125,535    $128,449      $107,082
Common shareholders' equity     184,530     153,233     136,041     120,709     103,455        94,115
- ---------------------------------------------------------------------------------------------------------
Total capitalization           $311,530    $296,568    $270,145    $246,244    $231,904      $201,197
- ---------------------------------------------------------------------------------------------------------
Total assets                   $445,454    $427,175    $392,208    $366,313    $347,212      $311,632
- ---------------------------------------------------------------------------------------------------------
Capitalization ratios:
  Debt (excluding
    current portion)              40.19%      48.31%      49.08%      50.39%      54.82%        52.58%
  Equity                          59.81%      51.69%      50.92%      49.61%      45.18%        47.42%
=========================================================================================================
Capital Expenditures (in millions)
Exploration and production        $37.4       $30.8       $30.3       $23.4       $26.6         $14.0
Gas distribution                   19.9        12.2         7.9         9.3         8.9           6.8
Other                               1.9         1.9          .7          .7         3.5            .6
- ---------------------------------------------------------------------------------------------------------
                                  $59.2       $44.9       $38.9       $33.4       $39.0         $21.4
=========================================================================================================

(1)  Before the cumulative effect of accounting change.
(2) All share and per share data have been restated to reflect the effect of a three-for-one stock split distributed in 1993.

                                     1993        1992        1991        1990        1989        1988
- ---------------------------------------------------------------------------------------------------------
Natural Gas and Oil Wells
  Completed
Producers:
  Gross                              57.0        69.0        25.0        25.0        38.0        48.0
  Net                                40.7        54.6        11.8         9.1        16.4        19.1
Dry holes:
  Gross                              28.0        29.0        12.0        10.0        22.0        25.0
  Net                                14.5        19.5         4.1         2.1         7.3         3.1
- ---------------------------------------------------------------------------------------------------------
Total:
  Gross                              85.0        98.0        37.0        35.0        60.0        73.0
  Net                                55.2        74.1        15.9        11.2        23.7        22.2
At the end of 1993, the
Company was a participant
in 5.0 (1.1 net) wells
in process.
=========================================================================================================

Natural Gas and Oil Produced
Natural gas:
  Production, Bcf                    35.4        25.5        19.9        16.4        15.3        12.0
  Average price per Mcf             $2.18       $2.26       $2.26       $2.33       $2.43       $2.61
Oil:
  Production, MBbls                    96         120         176         112         148         160
  Average price per barrel         $17.20      $19.75      $20.67      $22.89      $17.89      $14.58
Average production (lifting) cost
  per Mcf equivalent                 $.18        $.16        $.19        $.16        $.14        $.25
Proved reserves at year end:
  Natural gas, Bcf                  318.8       312.3       307.5       304.5       252.9       216.0
  Oil, MBbls                          479         359         505         773         745         911
=========================================================================================================

Utility Operating Data(1)
Sales volumes, Bcf:
  Residential                        12.9        10.8        10.9        10.1        11.6         8.4
  Commercial                          7.8         6.6         6.7         6.3         7.1         5.4
  Industrial                          6.1         6.1         9.5        10.2         9.8         7.9
Transportation volumes, Bcf
  End users                           5.6         5.2         1.3          .1          .5          .5
  Off-system                         11.7         2.5          .2          .3          .1         1.5
- ---------------------------------------------------------------------------------------------------------
                                     44.1        31.2        28.6        27.0        29.1        23.7
- ---------------------------------------------------------------------------------------------------------

Average sales customers:
  Residential                     137,087     133,103     129,379     127,142     125,581     100,846
  Commercial                       18,511      18,141      17,880      17,680      17,437      14,060
  Industrial                          346         348         370         366         372         330
- ---------------------------------------------------------------------------------------------------------
                                  155,944     151,592     147,629     145,188     143,390     115,236
- ---------------------------------------------------------------------------------------------------------

Sales and transportation
  revenues (in thousands):
  Residential                    $ 67,502    $ 59,747    $ 58,372    $ 48,407    $ 54,181     $38,790
  Commercial                       35,311      31,425      30,718      27,535      30,522      22,742
  Industrial                       21,757      20,502      29,187      30,463      29,982      24,646
  Transportation                    5,177       3,597         857         179         368         349
- ---------------------------------------------------------------------------------------------------------
                                 $129,747    $115,271    $119,134    $106,584    $115,053     $86,527
- ---------------------------------------------------------------------------------------------------------


Miles of pipe:
  Gathering                           398         383         375         371         364         360
  Transmission                      1,335       1,321       1,326       1,326       1,309       1,296
  Distribution                      4,160       4,090       4,002       3,931       3,859       3,794
- ---------------------------------------------------------------------------------------------------------
                                    5,893       5,794       5,703       5,628       5,532       5,450
- ---------------------------------------------------------------------------------------------------------

Degree days                         4,929       4,104       4,095       3,972       4,961       4,697
Percent of normal                     113%         92%         93%         90%        112%        106%
=========================================================================================================

(1)Includes operating data of Associated since acquisition in June, 1988.


SHAREHOLDER INFORMATION

Annual Meeting

The Annual Meeting of Shareholders of Southwestern Energy Company will be held at the Northwest Arkansas Holiday Inn in Springdale, Arkansas, on Wednesday, May 25, 1994, at 11:00 a.m. Central Daylight Time.

Stock Exchange Listing

Southwestern Energy Company's common stock is traded on the New York Stock Exchange under the symbol SWN and is listed in alphabetical quotation listings in most major newspapers as SowestEngy.

Independent Auditors

Arthur Andersen & Co.
6450 South Lewis
Suite 300
Tulsa, Oklahoma 74136-1068

Financial Information

Financial analysts and investors who need additional information should contact Stanley D. Green, Executive Vice President-Finance and Corporate Development, at corporate headquarters, 501-521-1141.

Transfer Agent and Registrar

First Chicago Trust Company
         of New York
525 Washington Blvd.
Jersey City, NJ 07310
Phone 1-800-446-2617

Dividend Reinvestment Plan

Southwestern Energy Company offers holders of record of its common stock the opportunity to purchase additional shares through its Dividend Reinvestment Plan. Dividends and/or optional cash investments of up to $1,000 monthly may be used to purchase additional shares of the Company's stock for nominal service and broker's fees. Information about the Plan is available from the administrator:

First Chicago Trust Company
         of New York
P.O. Box 2598
Jersey City, NJ 07303-2598
Phone 1-800-446-2617

Annual Report

This annual report and the statements contained herein are submitted for the general information of shareholders of the Company and are not intended to induce any sale or purchase of securities or to be used in connection therewith.

The 1993 Annual Report filed with the Securities and Exchange Commission on Form 10-K is available to shareholders upon request by writing to the Secretary at corporate headquarters.

Market Prices and Quarterly Dividends Paid


                        Range of Market Prices            Cash Dividends Paid
                 -------------------------------------    --------------------
                          1993              1992           1993          1992
- ------------------------------------------------------------------------------
                        High   Low       High    Low
March 31               $15.25 $12.13    $11.17   $9.38    $.05         $.05
June 30                $16.83 $14.13    $11.04   $9.25    $.05         $.05
September 30           $21.75 $16.04    $12.42  $10.04    $.06         $.05
December 31            $21.88 $15.13    $13.96  $11.92    $.06         $.05
==============================================================================

Market prices represent transactions on the New York Stock Exchange.

Southwestern Energy Company and Subsidiaries
APPENDIX TO 1993 ANNUAL REPORT TO SHAREHOLDERS

Description of Exploration & Production Operating Areas:

Southwestern conducts its exploration and production efforts primarily in three areas; the Arkoma Basin, the Anadarko Basin and the Gulf Coast. The Arkoma Basin is located in the central section of western Arkansas and the central section of eastern Oklahoma. Southwestern's activities are concentrated in the historically productive Arkansas section of the Arkoma Basin. The Anadarko Basin covers most of the western part of Oklahoma and extends to the northwest into the northern panhandle of Texas and the panhandle area of Oklahoma. Southwestern's Gulf Coast operations include both onshore and offshore activity along both the Texas and Louisiana coasts.

Description of Gas Distribution Operating Areas:

Arkansas Western Gas Company's (AWG) northwest Arkansas gas utility system gathers its gas supply from the Arkoma Basin where they also provide distribution service to communities in that area, including the towns of Ozark and Clarksville. AWG's transmission and distribution lines extend north and supply communities in the northwest part of the state, including the towns of Fayetteville, Springdale and Rogers. AWG's service area also extends east to the Harrison and Mountain Home areas. This eastern section of the AWG system receives a portion of its gas supply from a lateral line off of the NOARK Pipeline System (NOARK) as discussed below. Through its division, Associated Natural Gas Company (Associated), AWG provides distribution of natural gas to communities in northeast Arkansas and parts of Missouri. Major communities served in northeast Arkansas include Blytheville, Piggott and Osceola. The Associated distribution system also serves the "bootheel" area in southeast Missouri, including the communities of Sikeston, New Madrid and Caruthersville and extends north to the Jackson area. In addition, Associated provides service to Butler, Missouri, near the state's western border and Kirksville, Missouri, near the state's northern border through connections off of interstate pipelines in those areas.

Description of NOARK Pipeline System Operating Area:

Southwestern Energy Pipeline Company owns a 47.33% general partnership interest in NOARK, a 258-mile intrastate pipeline that ties the Claimant's distribution and gathering pipeline systems in northwest Arkansas to its distribution systems in northeast Arkansas and southeast Missouri. NOARK starts near Fort Smith, at the Fort Chaffee military reservation, and extends east through the Arkoma Basin and across northern Arkansas. A lateral from NOARK extends north and connects to AWG's distribution line in the Mountain Home area. NOARK crosses three interstate pipelines in northeast Arkansas and ends at an interconnection with Arkansas Western Pipeline Company's 8-mile interstate pipeline at the Arkansas/Missouri border. This pipeline transports gas from NOARK to Associated's distribution system.

Operating Properties:

ACREAGE AND PRODUCING WELLS


                        Undeveloped           Developed            Wells
                       Gross    Net         Gross     Net       Gross  Net
- ---------------------------------------------------------------------------
Arkansas             164,750   88,030      282,336  138,799      632  338.3
Louisiana             15,428    7,783       10,217    2,842        7    3.1
Oklahoma              23,133   17,992       28,726   11,437      122   24.7
Texas                 21,539    7,591       50,185   11,192       27    5.7
Other areas            9,316    6,984        5,417    1,385       19    5.2
- ---------------------------------------------------------------------------
                     234,166  128,380      376,881  165,655      807  377.0
===========================================================================

GAS DISTRIBUTION SYSTEMS MILES OF PIPE


                                  AWG            Associated           Total
- ---------------------------------------------------------------------------
Gathering                         398                    --             398
Transmission                      739                   596           1,335
Distribution                    2,625                 1,535           4,160
- ---------------------------------------------------------------------------
                                3,762                 2,131           5,893
===========================================================================