Form 10-K, Exhibit 13
SOUTHWESTERN ENERGY CO
filed 1995-03-31
CIK 7332

Management's Discussion and Analysis of Financial Condition and
Results of Operations


RESULTS OF OPERATIONS

     Net income in 1994 decreased by 7% to $25.1 million, or $.98 per share, down from $27.1 million, or $1.05 per share, in 1993. Net income in 1992 was $22.3 million, or $.87 per share. The comparison of 1994 to 1993 excludes the cumulative effect of a change in accounting for income taxes which was recorded in the first quarter of 1993. Operating results for 1993 also included an adjustment of $1.7 million, or $.07 per share, to decrease net income and record the effect on accumulated deferred income taxes of a legislated increase in the federal corporate income tax rate. There were no accounting changes or extraordinary items recorded in either 1994 or 1992.

     The decline in 1994 earnings resulted as lower gas prices and much warmer heating weather offset the favorable effect of the Company's seventh consecutive increase in natural gas production. The low gas prices also magnified the effect on earnings of a settlement reached to resolve certain gas cost issues before the Arkansas Public Service Commission (APSC). The settlement, which involved the price of gas sold under a contract between one of the Company's exploration and production subsidiaries and its utility subsidiary, is hereafter referred to as "the gas cost settlement" and is discussed below under Regulatory Matters. The earnings growth in 1993 was primarily the result of increased sales of the Company's gas production. Revenues and operating income for the Company's major business segments are shown in the following table.

                                         1994             1993             1992
-------------------------------------------------------------------------------
                                                   (in thousands)
REVENUES
Exploration and production           $ 80,123         $ 79,374         $ 60,554
Gas distribution                      127,060          131,892          117,495
Other                                     308              262              256
Eliminations                          (37,305)         (36,684)         (34,475)
-------------------------------------------------------------------------------
                                     $170,186         $174,844         $143,830
===============================================================================
OPERATING INCOME
Exploration and production           $ 38,883         $ 42,608         $ 33,071
Gas distribution                       13,391           15,261           13,094
Corporate expenses                       (192)            (305)            (177)
-------------------------------------------------------------------------------
                                     $ 52,082         $ 57,564         $ 45,988
===============================================================================

EXPLORATION AND PRODUCTION REVENUES

     The Company's exploration and production revenues increased 1% in 1994 and 31% in 1993. The slight increase in 1994 was due to increases in natural gas and oil production, offset by lower average product prices. The increase in 1993 was due to increased natural gas production. Gas production increased by 6% to 37.7 billion cubic feet (Bcf) in 1994 from 35.7 Bcf in 1993. Gas production in 1993 increased by 38% from 25.8 Bcf in 1992. Increased sales to unaffiliated purchasers have accounted for approximately 80% of the increase in gas production since 1992.

     Gas sales to unaffiliated purchasers increased to 23.8 Bcf in 1994, from
22.9 Bcf in 1993, and 14.4 Bcf in 1992. The increases in sales to unaffiliated purchasers were primarily the result of higher sales from the Company's properties in both Arkansas and the Gulf Coast areas of Texas and Louisiana. The Company sold 15.1 Bcf of its Arkansas production to unaffiliated purchasers during both 1994 and 1993, compared to 10.6 Bcf in 1992. The increase from the 1992 level was the result of the Company's development drilling program in the Arkoma Basin which made additional gas available for sale during the late spring and summer months. Much of this incremental production was sold into interstate markets as a result of improved access to those markets made possible by the NOARK Pipeline System (NOARK). NOARK became operational in late 1992 and extends across northern Arkansas, crossing three major interstate pipelines. The Company, through a subsidiary, holds a general partnership interest in NOARK of approximately 48% and is the pipeline's operator. Sales from the Company's Gulf Coast properties were 6.8 Bcf in 1994, compared to 6.3 Bcf in 1993, and 2.0 Bcf in 1992. The increase in 1994 was primarily the result of the completion of a production platform at the Galveston Block 283 gas field late in 1993 and first production from the Earl Chauvin No. 1 well, a 1993 discovery in southeast Louisiana. The increase in 1993 was primarily the result of the completion of a production platform at Brazos Block 397 and the start of production in November, 1993, from Galveston Block 283.

                                         1994             1993             1992
-------------------------------------------------------------------------------
GAS PRODUCTION
Affiliated sales (Bcf)                   13.9             12.8             11.4
Unaffiliated sales (Bcf)                 23.8             22.9             14.4
-------------------------------------------------------------------------------
                                         37.7             35.7             25.8
-------------------------------------------------------------------------------
Average price per Mcf                   $2.04            $2.18            $2.26
===============================================================================
OIL PRODUCTION
Unaffiliated sales (MBbls)                200               97              120
-------------------------------------------------------------------------------
Average price per Bbl                  $15.89           $17.20           $19.75
===============================================================================

     Sales to unaffiliated purchasers are made under contracts which reflect current short-term prices and which are subject to seasonal price swings. The Company curtailed part of its gas production during 1992 when sales prices were deemed below acceptable levels. The Company also uses gas price hedges on a limited basis to reduce the Company's exposure to the risk of changing prices.

     Deliveries for injection into storage and the gas cost settlement increased the demand of the Company's utility distribution systems for affiliated gas supply in 1994. Gas production sold to Arkansas Western Gas Company (AWG), the utility subsidiary which operates the Company's northwest Arkansas utility system, was 8.8 Bcf in 1994, up from 7.1 Bcf in 1993, and 7.2 Bcf in 1992. The increase in gas sold to AWG in 1994 was due largely to increased storage injections and higher volumes resulting from the gas cost settlement, as discussed below. The decrease in gas sold to AWG in 1993 resulted from the lack of summer injections by AWG into its gas storage facilities, partially offset by an increase in sales due to weather related requirements of the utility system and an increase in sales to a spot market purchasing program available to the larger business customers of AWG. The Company's gas production provided approximately 64% of AWG's requirements in 1994, and approximately 50% in 1993 and 1992. Additionally, in 1994, 1993, and 1992, the Company sold .5 Bcf, .7 Bcf, and .4 Bcf, respectively, of gas to AWG for its spot market purchasing program.

     The Company's sales to AWG under the spot market purchasing program are based upon competitive bids and generally reflect current spot market prices. Most of the remaining sales to AWG's system are subject to a long-term contract entered into in 1978, under which the price had been frozen since the end of 1984. As mentioned above and discussed more fully under Regulatory Matters, this contract was amended in 1994 as a result of the settlement of certain gas cost issues with the APSC. The settlement became effective July 1, 1994, and calls for sales under the contract to take place at a price which is equal to a spot market index plus an additional premium. The settlement results in a lower contract price based on current market conditions. That effect is offset in part by provisions which allow additional volumes to be sold under the contract. Other sales to AWG are made under long-term contracts with flexible pricing provisions and under short-term spot arrangements.

     The Company's deliveries to Associated Natural Gas Company (Associated), a division of AWG which operates the Company's natural gas distribution systems in northeast Arkansas and parts of Missouri, were 5.1 Bcf in 1994, 5.7 Bcf in 1993, and 4.3 Bcf in 1992. Deliveries to Associated decreased in 1994 due to warmer weather and increased in 1993 due to colder heating weather and storage requirements during the summer months. Effective October, 1990, one of the Company's exploration and production subsidiaries entered into a ten-year contract with Associated to supply its base load system requirements at a price to be redetermined annually. Deliveries under this contract were made at $1.90 per thousand cubic feet (Mcf) from inception of the contract through the first nine months of 1993, increased to $2.385 per Mcf for the contract period ending September 30, 1994, and are currently being made at $2.20 per Mcf.

     The average price received at the wellhead for the Company's total gas production was $2.04 per Mcf in 1994, $2.18 per Mcf in 1993, and $2.26 per Mcf in 1992. The decline in the average price received since 1992 reflects the recent decline in spot market prices, an increase in the proportionate share of the Company's production sold at spot market prices and under long-term contracts with market-sensitive pricing, and the effect of the gas cost settlement. Natural gas prices declined during the last half of 1994, and with the abnormally warm winter recently experienced across the country, average prices are generally expected to remain lower in 1995 as compared to 1994. As described above, a significant portion of the Company's gas production is sold under long-term contracts to its gas distribution subsidiary. In the past, the fixed prices received under these sales arrangements helped reduce the effects of fluctuations in the spot market price for natural gas. Going forward, the Company expects increased volatility and seasonality in its operating results as the majority of its gas sales will be tied to a spot market index. In the future, the Company expects the overall average price it receives for its total production to be generally higher than average spot market prices due to the premiums over spot that it receives. Future changes in revenues from sales of the Company's gas production will be dependent upon changes in the market price for gas, access to new markets, maintenance of existing markets, and additions of new gas reserves.

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

GAS DISTRIBUTION REVENUES

     Gas distribution revenues fluctuate due to the pass-through of cost of gas increases and decreases, and due to the effects of weather. Because of the corresponding changes in purchased gas costs, the revenue effect of the pass-through of gas cost changes has not materially affected net income.

                                             1994           1993           1992
-------------------------------------------------------------------------------
GAS DISTRIBUTION SYSTEMS
Deliveries (Bcf)
  Sales volumes                              26.3           26.8           23.5
  Transportation volumes
    End-use                                   4.8            5.6            5.2
    Off-system                               10.7           11.7            2.5
-------------------------------------------------------------------------------
                                             41.8           44.1           31.2
-------------------------------------------------------------------------------
Average number of sales customers         159,897        155,944        151,592
-------------------------------------------------------------------------------
Heating weather--degree days                4,161          4,929          4,104
-------------------------------------------------------------------------------
Average sales rate per Mcf                  $4.57          $4.65          $4.75
===============================================================================

     Gas distribution revenues decreased by 4% in 1994 and increased by 12% in 1993. The decrease in 1994 reflected the net effects of strong customer growth, weather which was 16% warmer than the prior year, and lower purchased gas costs caused in part by the gas cost settlement. The increase in 1993 was primarily due to additional deliveries to residential and commercial customers resulting from weather which was 20% colder than in 1992 and from customer growth. Additional revenues related to the transportation of gas behind AWG's system to NOARK also contributed to the increase in 1993.

Management's Discussion and Analysis of Financial Condition and
Results of Operations continued


     In 1994, AWG sold 16.3 Bcf to its customers at an average rate of $4.25 per Mcf, compared to 17.1 Bcf at $4.40 per Mcf in 1993, and 15.0 Bcf at $4.62 per Mcf in 1992. Additionally, AWG transported 4.0 Bcf for its end-use customers in 1994, 3.9 Bcf in 1993, and 3.2 Bcf in 1992. Associated sold 10.0 Bcf to its customers in 1994 at an average rate of $5.10 per Mcf, compared to 9.7 Bcf in 1993 at $5.08 per Mcf, and 8.4 Bcf at $4.99 per Mcf in 1992. The increase in 1994 was due to the conversion of an industrial customer from transportation to sales service. While the conversion of this customer to sales service raised the Company's gas distribution revenues, there was no resulting impact on operating income as the rate charged this customer for transportation service was equal to the rate charged for sales service, exclusive of gas costs. Associated transported .8 Bcf for its end-use customers in 1994, compared to 1.7 Bcf in 1993, and 2.0 Bcf in 1992.

     Total deliveries to industrial customers of AWG and Associated, including transportation volumes, increased to 12.3 Bcf in 1994, from 11.7 Bcf in 1993, and 11.3 Bcf in 1992. The steady increase reflects both the success of the Company's industrial marketing efforts and the continued economic strength of its service territory.

     AWG also transported 10.7 Bcf of gas through its gathering system in 1994 for off-system deliveries, all through NOARK, compared to 11.7 Bcf in 1993, and
2.5 Bcf in 1992. The average transportation rate was $.13 per Mcf, exclusive of fuel, in all years.

     Gas distribution revenues in future years will be impacted by both customer growth and rate increases allowed by regulatory commissions. In recent years, AWG has experienced customer growth of approximately 3.5% to 4.0% annually, while Associated has experienced customer growth of 1% to 2% annually. Based on current economic conditions in the Company's service territories, the Company expects this trend in customer growth to continue. Rate increase requests which may be filed in the future will depend upon customer growth, increases in operating expenses, and additional investments in property, plant and equipment. AWG is precluded from filing an application for a rate increase with the APSC prior to January 1, 1996, as a result of the gas cost settlement. The Company anticipates filing a rate increase request for AWG in early 1996 and will continue to monitor the status of returns on the systems operated by Associated and file rate cases as the need arises.

REGULATORY MATTERS

     During 1994, the Company reached a settlement with the Staff of the APSC and the Office of the Attorney General of the State of Arkansas concerning certain gas cost issues which had been outstanding before the APSC for the past four years. The gas cost issues were first raised by the APSC in December, 1990, in connection with its approval of an AWG rate increase. The issues in question involved the price of gas sold under a long-term contract between AWG and one of the Company's gas producing subsidiaries. The terms of the settlement became effective as of July 1, 1994, and were approved by the APSC on January 5, 1995. Under the settlement, the price paid by AWG is tied to a monthly spot market index plus an additional premium. Given current market conditions, the new pricing provision results in a reduced sales price. That effect is offset in part by provisions which allow additional volumes to be sold under the contract. The amended contract provides for volumes equal to the historical level of sales under the contract to be sold at the spot market index plus a premium of $.95 per Mcf, while any incremental sales volumes will receive a premium of $.50 per Mcf. In 1994, approximately 8.1 Bcf (net to the Company's interest) was sold under the contract, compared to approximately 6.0 Bcf in 1993. Other significant terms of the settlement prevent any of the parties thereto from asking for refunds, transfers certain of AWG's natural gas storage facilities to another subsidiary of the Company, and prohibits AWG from filing a rate case for its northwest Arkansas system before January, 1996, as mentioned above.

     As discussed earlier, Associated also purchases a portion of its gas supply at the wellhead from one of the Company's gas producing subsidiaries under a long-term firm contract entered into in October, 1990. As a result of recent gas cost audits for the two-year period ended August 31, 1992, the Staff of the Missouri Public Service Commission (Staff) recommended the disallowance of approximately $3.1 million in gas costs. This amount represents the difference between the price paid by Associated and a spot market index price for gas delivered into an interstate pipeline operating in the Arkoma Basin. The price paid by Associated under the contract was $1.90 per Mcf during the period in question. In making its recommendation, the Staff acknowledged that Associated had lowered its gas cost and saved its ratepayers money by purchasing gas from its affiliate. The Staff also acknowledged that the appropriate price for purchases made under this long-term firm contract should include a premium over the spot market price. However, a Staff consultant testified that there was insufficient data upon which to determine an appropriate premium over a spot market index for pricing purchases under this contract and that he was unable to determine what the appropriate premium should be. A hearing was held on January 31, 1995. The Company presented testimony to demonstrate that the price paid under the contract was at or below the market price for contracts with similar terms during the period in which the purchases were made. The APSC previously reviewed the costs charged to Arkansas rate-payers under this contract and found them to be proper and allowable for recovery. The Missouri Public Service Commission (Missouri Commission) has not yet issued an order in this proceeding. The Staff has also audited Associated's gas purchases for the period from September, 1992, through August, 1993, and recommended no changes to the gas costs for that period. The Company does not expect any outcome of the proceeding to have a material adverse effect on the results of operations or the financial position of the Company.

     In April, 1992, the Federal Energy Regulatory Commission issued Order No. 636, a comprehensive set of regulations designed to encourage competition and continue the significant restructuring of the interstate natural gas pipeline industry. Prior to Order No. 636, Associated purchased portions of its gas supply from interstate pipelines under firm long-term supply contracts. The Company has paid approximately $3.2 million in contract reformation costs and take-or-pay costs and $1.9 million in transition costs which these interstate pipelines incurred and were allowed to recover. The Company anticipates full recovery of the $1.9 million in transition costs incurred. Additionally, the Company has recovered, subject to refund, approximately $1.6 million of the contract reformation costs and take-or-pay costs from its utility sales customers in the state of Missouri. Of the unrecovered $1.6 million related to contract reformation costs and take-or-pay costs, $.7 million is applicable to Associated's transportation customers in the state of Missouri and $.9 million is applicable to all customers in the state of Arkansas. The Staff of the Missouri Commission has reviewed these payments and made a recommendation that the unrecovered $.7 million related to Associated's transportation customers should be disallowed on the grounds of retroactive rate-making. The Company disagreed with this recommendation and a hearing was held on January 31, 1995. The Company is awaiting the Missouri Commission's order.

     AWG also purchases gas from unaffiliated producers under take-or-pay contracts. Currently, the Company believes that it does not have a significant exposure to liabilities resulting from these contracts, although the Company's exposure to take-or-pay liabilities to producers or other suppliers has increased in recent years as a result of a decline in its gas purchase requirements which has occurred as some of its large business customers converted to a transportation service offered by AWG and Associated in Arkansas and began to obtain their own gas supplies directly from other sources. Associated has offered such a service to its customers in Missouri for several years and AWG's spot market purchasing program has provided customers in northwest Arkansas with many of the benefits of transportation service. The Company expects to be able to continue to satisfactorily manage its exposure to take-or-pay liabilities.

OPERATING COSTS AND EXPENSES

     The Company's operating costs and expenses increased by 1% in 1994 and by 20% in 1993. The slight increase in 1994 resulted from increased depreciation, depletion and amortization expense (DD&A) primarily related to the Company's exploration and production segment and increased utility operating expenses, offset by lower purchased gas costs related to lower prices paid for gas supplies. The increase in 1993 was due primarily to increased purchased gas costs related to increased utility deliveries, and increased production costs and DD&A resulting from increased gas sales in the exploration and production segment. Purchased gas costs are one of the largest expense items in each year, typically representing 30% to 40% of the Company's total operating costs and expenses. Purchased gas costs are influenced primarily by changes in requirements for gas sales of the gas distribution segment, the price and mix of gas purchased, and the timing of recoveries of deferred purchased gas costs. As previously mentioned, increases and decreases in purchased gas costs are automatically passed through to the Company's utility customers.

     The Company follows the full-cost method of accounting for the exploration, development, and acquisition of oil and gas properties. DD&A is calculated using the units-of-production method. The Company's annual gas and oil production, as well as the amount of proved reserves owned by the Company and the costs associated with adding those reserves, are all components of the amortization calculation. DD&A increased 15% in 1994 due both to an increase in gas and oil production and an increase in the amortization rate. The 30% increase in DD&A in 1993 was primarily due to increased levels of natural gas production. The margin between the Company's full cost ceiling and the financial statement carrying value of the Company's gas and oil properties was eroded substantially during 1994 as a result of very low average gas prices in effect at December 31, 1994. Product prices, production rates, levels of reserves, and the evaluation of unamortized costs all influence the calculation of the ceiling. A significant decline in gas prices from year-end 1994, without other mitigating factors, could cause a future write-down and a noncash charge against earnings.

     Delays inherent in the rate-making process prevent the Company from obtaining immediate recovery of increased operating costs of its gas distribution segment. Inflation impacts the Company by generally increasing its operating costs and the costs of its capital additions. In recent years the impacts of inflation have been mitigated by conditions in the industries in which the Company operates. While some of the gas distribution subsidiary's gas purchase contracts include inflation-based price escalations, these clauses have generally not been operating as gas market conditions have led producers to accept prices below the contract maximum price. Continuing depressed conditions in the gas and oil industry have resulted in lower costs of drilling and leasehold acquisition.

OTHER COSTS AND EXPENSES

     Interest costs were down slightly in 1994, as compared to 1993, due to lower average borrowings on the Company's revolving credit facilities throughout most of the year, partially offset by higher average interest rates. Borrowings under these facilities were higher at year-end 1994, as compared to 1993, primarily as a result of increased capital spending activity during the fourth quarter of 1994. Interest costs decreased in 1993 due to the redemption in late 1992 of the Company's 12.75% Debentures and 9.38% First Mortgage Bonds, and due to both lower average borrowings and lower average interest rates on the Company's revolving credit facilities.

     The change in other income during 1994 and 1993 relates primarily to the Company's share of operating losses incurred by NOARK. The Company accounts for its 47.93% interest in the NOARK partnership under the equity method of accounting (see Note 7 to the financial statements for additional discussion). NOARK has been operating below capacity and generating losses since it was placed in service. The Company's share of the pretax loss for NOARK included in other income was $2.8 million in 1994, $1.8 million in 1993, and $.6 million in 1992. Deliveries are currently being made by NOARK to portions of AWG's distribution system, to Associated, and to the interstate pipelines with which NOARK interconnects. In 1994, NOARK had

Management's Discussion and Analysis of Financial Condition and
Results of Operations continued


an average daily throughput of 82 million cubic feet of gas per day (MMcfd), compared to 79 MMcfd in 1993, its first full year of operation. NOARK has a total transportation capacity of 141 MMcfd. AWG has contracted for 41 MMcfd of firm capacity on NOARK under a ten-year transportation contract. NOARK also has a five-year transportation contract with Vesta Energy Company (Vesta) covering the marketer's commitment for 50 MMcfd of firm transportation. The Company's exploration and production segment was supplying 25 MMcfd of the volumes transported by Vesta under that agreement. In late 1993, Vesta filed suit against NOARK, the Company, and certain of its affiliates, and, effective January 1, 1994, ceased transporting gas under its contract with NOARK. The complaint and subsequent filings seek rescission of both the transportation contract and a contract to purchase gas from the Company's affiliates, along with actual and punitive damages. The Company and NOARK believe the suit is without merit and have filed counterclaims seeking enforcement of the contracts and damages.

     The APSC has established a maximum transportation rate of approximately $.285 per dekatherm for NOARK based on its original construction cost estimate of approximately $73 million. Due to construction conditions and the addition of a compressor station, the ultimate cost of the pipeline exceeded the original estimate by approximately $30 million. NOARK competes primarily with two interstate pipelines in its gathering area. One of those elected to become an open access transporter subsequent to NOARK's start of construction. That pipeline, which was recently sold, has not offered firm transportation, but the increased availability of interruptible transportation service has intensified the competitive environment within which NOARK operates. The Company expects further losses from its equity investment in NOARK until the pipeline is able to increase its level of throughput and until improvement occurs in the competitive conditions which determine the transportation rates NOARK can charge. The Company and the other partners of NOARK are currently investigating several options which would improve NOARK's future financial prospects. However, the Company believes that no write-down of its investment in NOARK is appropriate at this time and that it will realize its investment in NOARK over the life of the system.

     The Company's effective income tax rate was 38.5% in 1994, 42.3% in 1993, and 37.4% in 1992. The rate increased in 1993 because the Company's deferred tax provision included $1.7 million of expense for the legislated increase in the maximum federal corporate income tax rate.

LIQUIDITY AND CAPITAL RESOURCES

     The Company continues to depend principally on internally generated funds as its major source of liquidity. However, the Company has sufficient ability to borrow additional funds to meet its short-term seasonal needs for cash, to finance a portion of its routine spending, if necessary, or to finance other extraordinary investment opportunities which might arise. In 1994, 1993, and 1992, net cash provided from operating activities totaled $66.6 million, $70.2 million, and $49.7 million, respectively. The primary components of cash generated from operations are net income, depreciation, depletion and amortization, and the provision for deferred income taxes. Net cash from operating activities provided 92% of the Company's capital requirements for routine capital expenditures, cash dividends, and scheduled debt retirements in 1994, in excess of 100% in 1993, and 94% in 1992.

     Dividends paid to common shareholders in 1994 were $6.2 million, compared to $5.7 million in 1993, and $5.1 million in 1992. In July, 1993, the Board of Directors increased the quarterly dividend on the Company's common stock by 20% to $.06 per share from $.05 per share. On an annual basis, the rate is equivalent to $.24 per share, compared to an annual dividend rate of $.20 per share paid in 1992. The dividend rates reflect the effect of a three-for-one stock split distributed in 1993.

     On February 22, 1995, the Board of Directors authorized the repurchase of up to $30 million of the Company's common shares. The shares will be purchased from time to time, depending on market conditions, in the open market or in private negotiated transactions. The Company plans to utilize available capacity of its revolving credit facilities to fund the share repurchase. Shares repurchased will be held in treasury and may be used for general corporate purposes, including issuance under option plans. The repurchase program will continue until terminated by the Company's Board of Directors.

     Changes in the Company's liquidity in future years are expected to be related primarily to changes in cash flow generated from its operations. Factors affecting operating results were discussed under Results of Operations.

CAPITAL EXPENDITURES

     Capital expenditures totaled $76.9 million in 1994, $59.2 million in 1993, and $44.9 million in 1992. In 1994, expenditures for the exploration and production segment included $13.9 million for acquisitions of reserves in place. In 1992, the Company also made a $7.6 million equity contribution to the partnership formed to construct NOARK.

                                         1994             1993             1992
-------------------------------------------------------------------------------
                                                   (in thousands)
CAPITAL EXPENDITURES
Exploration and production            $55,449          $37,411          $30,823
Gas distribution                       17,577           19,892           12,188
Other                                   3,828            1,916            1,898
-------------------------------------------------------------------------------
                                      $76,854          $59,219          $44,909
===============================================================================

     The Company generally intends to adjust its level of routine capital expenditures depending on the expected level of internally generated cash and the level of debt in its capital structure. The Company expects that its level of capital spending will be adequate to allow the Company to maintain its present markets, finance improvements necessary due to normal customer growth in its gas distribution segment, and explore and develop existing gas and oil properties as well as generate new drilling prospects.

     Routine capital expenditures expected to be incurred in 1995 are

$71.7 million, consisting of $55.2 million for gas and oil exploration, $14.1 million for gas distribution system expenditures, and $2.4 million for general purposes. The Company's capital expenditure plans also include approximately $6.7 million of nonroutine spending, including $3.3 million for the construction and renovation of office and operations facilities in the utility division and $3.4 million for improvements to the utility's gas storage facilities. The gas and oil expenditures include $12.0 million for exploratory drilling and $18.2 million to continue the development of the Company's acreage in the Arkoma Basin.

     During 1994, the Company increased its emphasis on acquisitions of producing properties and expects that effort to continue as a supplement to its exploration and development drilling programs. Such acquisitions may require capital spending beyond that planned for routine purposes. The Company plans to manage the debt portion of its capital structure over time through its policy of adjusting its routine capital spending, but expects to continue to use additional debt to address extraordinary needs or opportunities, such as attractive acquisitions of gas and oil properties. Additionally, the Company may use its existing revolving credit facilities to meet seasonal or short-term requirements related to its capital expenditures.

FINANCING REQUIREMENTS

     Two floating rate revolving credit facilities provide the Company access to $80.0 million of variable rate long-term capital. Borrowings outstanding under these credit facilities totaled $52.3 million at the end of 1994 and $31.0 million at the end of 1993. The Company also had available short-term lines of credit totaling $3.5 million at the end of 1994 and 1993. The Company plans to evaluate options for converting a significant portion of the amount outstanding on its floating rate revolving credit facilities to another form of long-term debt during 1995.

     The Company and an affiliate of the other general partner of NOARK are required to severally guarantee the availability of certain minimum cash balances to service NOARK's 9.7375% Senior Secured Notes. These notes are held by a major insurance company which also has a 20% limited partnership interest in NOARK. The notes had a balance of $59.9 million at December 31, 1994, with final maturity in 2009. The Company's share of the several guarantee of available cash balances is 60%. NOARK also has an unsecured long-term revolving credit agreement with a group of banks which provides the partnership access to $30.0 million of additional funds. Amounts outstanding under this credit arrangement were $29.6 million at December 31, 1994, and $25.2 million at December 31, 1993. Amounts borrowed under the long-term revolving credit agreement are severally guaranteed by the Company and an affiliate of the other general partner. The Company's share of this several guarantee is also 60%. In 1994, the Company advanced $2.3 million to NOARK to fund its share of debt service payments and to make the final payment of construction retainage to the pipeline's main line contractor. The Company expects to advance funds to NOARK totaling $4.5 million to $5.0 million during 1995 in connection with its guarantees.

     In July, 1992, the Company entered into a two-year reverse interest rate swap agreement with a notional amount of $30.0 million. Under the terms of the swap, which expired in 1994, the Company received interest semiannually at a fixed rate of 5.11% and paid interest semiannually at the London Interbank Offered Rate. Over the two-year period the swap was in effect, the Company received $.7 million in excess of its required payments. This amount was recorded as a net reduction of interest expense.

     Under its existing debt agreements, the Company may not issue long-term debt in excess of 65% of its total capital and may not issue total debt in excess of 70% of its total capital. To issue additional long-term debt, the Company must also have, after giving effect to the debt to be issued, a ratio of earnings to fixed charges of at least 1.50 or higher. At the end of 1994, the capital structure consisted of 40.1% debt (excluding the current portion of long-term debt and the Company's several guarantee of NOARK's obligations) and 59.9% equity, with a ratio of earnings to fixed charges of 3.3.

WORKING CAPITAL

     The Company maintains access to funds which may be needed to meet seasonal requirements through the revolving and short-term lines of credit explained above. The Company had net working capital of $8.9 million at the end of 1994, and $8.1 million at the end of 1993. Current assets increased by 3% to $48.0 million in 1994, while current liabilities increased 1% to $39.1 million. The increase in current assets was due primarily to an increase in the current portion of gas stored underground, reflecting the value of stored gas expected to be utilized on an annual basis, offset by a decrease in accounts receivable due to lower weather related sales at year-end 1994. The increase in current liabilities resulted primarily from an increase in the current portion of long-term debt and an increase in accounts payable, offset by a decrease in taxes payable. The increase in accounts payable resulted primarily from the timing of payments of amounts due. The decrease in taxes payable was due primarily to lower taxable income and increased deductions for intangible drilling costs. Intangible drilling costs are deductible currently for tax purposes, but are capitalized and amortized over future periods for financial reporting purposes.

REPORT OF INDEPENDENT AUDITORS

To the Board of Directors and Shareholders of Southwestern Energy Company:

     We have audited the consolidated balance sheets of SOUTHWESTERN ENERGY COMPANY (an Arkansas corporation) AND SUBSIDIARIES as of December 31, 1994 and 1993, and the related consolidated statements of income, retained earnings and cash flows for each of the three years in the period ended December 31, 1994. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Southwestern Energy Company and Subsidiaries as of December 31, 1994 and 1993, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1994, in conformity with generally accepted accounting principles.

     As discussed in Notes 3 and 4 to the consolidated financial statements, effective January 1, 1993, the Company changed its methods of accounting for income taxes and for postretirement benefits other than pensions.


ARTHUR ANDERSEN LLP


Tulsa, Oklahoma
February 7, 1995

Statements of Income
Southwestern Energy Company and Subsidiaries


For the Years Ended December 31                                          1994                 1993                 1992
-----------------------------------------------------------------------------------------------------------------------
                                                                       ($ in thousands, except per share amounts)
OPERATING REVENUES
Gas sales                                                           $ 160,463            $ 166,164            $ 135,765
Oil sales                                                               3,178                1,662                2,379
Gas transportation                                                      4,721                5,177                3,597
Other                                                                   1,824                1,841                2,089
-----------------------------------------------------------------------------------------------------------------------
                                                                      170,186              174,844              143,830
-----------------------------------------------------------------------------------------------------------------------
OPERATING COSTS AND EXPENSES
Purchased gas costs                                                    36,395               42,962               35,848
Operating and general                                                  42,506               40,093               34,970
Depreciation, depletion and amortization                               35,546               30,944               23,880
Taxes, other than income taxes                                          3,657                3,281                3,144
-----------------------------------------------------------------------------------------------------------------------
                                                                      118,104              117,280               97,842
-----------------------------------------------------------------------------------------------------------------------
OPERATING INCOME                                                       52,082               57,564               45,988
-----------------------------------------------------------------------------------------------------------------------
INTEREST EXPENSE
Interest on long-term debt                                              9,962               10,090               10,932
Other interest charges                                                    504                  483                  547
Interest capitalized                                                   (1,599)              (1,548)              (1,496)
-----------------------------------------------------------------------------------------------------------------------
                                                                        8,867                9,025                9,983
-----------------------------------------------------------------------------------------------------------------------
OTHER INCOME (EXPENSE)                                                 (2,362)              (1,657)                (421)
-----------------------------------------------------------------------------------------------------------------------
INCOME BEFORE PROVISION FOR INCOME TAXES AND
  CUMULATIVE EFFECT OF ACCOUNTING CHANGE                               40,853               46,882               35,584
-----------------------------------------------------------------------------------------------------------------------
PROVISION FOR INCOME TAXES
Current                                                                 9,288               13,704                7,403
Deferred                                                                6,441                6,128                5,916
-----------------------------------------------------------------------------------------------------------------------
                                                                       15,729               19,832               13,319
-----------------------------------------------------------------------------------------------------------------------
INCOME BEFORE CUMULATIVE EFFECT OF ACCOUNTING CHANGE                   25,124               27,050               22,265
CUMULATIVE EFFECT OF CHANGE IN ACCOUNTING FOR INCOME TAXES                 --               10,126                   --
-----------------------------------------------------------------------------------------------------------------------
NET INCOME                                                          $  25,124            $  37,176            $  22,265
=======================================================================================================================
EARNINGS PER SHARE
Income Before Cumulative Effect of Accounting Change                     $.98                $1.05                 $.87
Cumulative Effect of Change in Accounting for Income Taxes                 --                  .39                   --
-----------------------------------------------------------------------------------------------------------------------
NET INCOME                                                               $.98                $1.44                 $.87
=======================================================================================================================
WEIGHTED AVERAGE COMMON SHARES OUTSTANDING                         25,684,110           25,684,110           25,683,963
=======================================================================================================================

The accompanying notes are an integral part of the financial statements.

Balance Sheets
Southwestern Energy Company and Subsidiaries


December 31                                                                                    1994            1993
-------------------------------------------------------------------------------------------------------------------
                                                                                                  (in thousands)
ASSETS
CURRENT ASSETS
Cash                                                                                       $  1,152        $    834
Accounts receivable                                                                          32,325          34,894
Inventories, at average cost                                                                 12,199           9,580
Other                                                                                         2,353           1,489
-------------------------------------------------------------------------------------------------------------------
    Total current assets                                                                     48,029          46,797
-------------------------------------------------------------------------------------------------------------------
Investments                                                                                   4,877           5,661
-------------------------------------------------------------------------------------------------------------------
Property, Plant and Equipment, at cost
Gas and oil properties, using the full cost method, including $20,751,000 in 1994 and
  $16,769,000 in 1993 excluded from amortization                                            435,570         375,281
Gas distribution systems                                                                    176,728         165,443
Gas in underground storage                                                                   36,629          37,171
Other                                                                                        18,541          14,684
-------------------------------------------------------------------------------------------------------------------
                                                                                            667,468         592,579
Less: Accumulated depreciation, depletion and amortization                                  242,008         205,949
-------------------------------------------------------------------------------------------------------------------
                                                                                            425,460         386,630
-------------------------------------------------------------------------------------------------------------------
Other Assets                                                                                  6,216           6,366
-------------------------------------------------------------------------------------------------------------------
                                                                                           $484,582        $445,454
===================================================================================================================

LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities
Current portion of long-term debt                                                          $  6,071        $  3,000
Accounts payable                                                                             18,670          16,114
Taxes payable                                                                                   716           6,449
Customer deposits                                                                             4,232           3,927
Current portion of deferred income taxes                                                      1,482           1,426
Over-recovered purchased gas costs, net                                                       3,627           4,187
Other                                                                                         4,345           3,594
-------------------------------------------------------------------------------------------------------------------
    Total current liabilities                                                                39,143          38,697
-------------------------------------------------------------------------------------------------------------------
Long-Term Debt, less current portion above                                                  136,229         124,000
-------------------------------------------------------------------------------------------------------------------
Other Liabilities
Deferred income taxes                                                                       100,288          93,593
Deferred investment tax credits                                                               2,416           2,617
Other                                                                                         3,050           2,017
-------------------------------------------------------------------------------------------------------------------
                                                                                            105,754          98,227
-------------------------------------------------------------------------------------------------------------------
Commitments and Contingencies
-------------------------------------------------------------------------------------------------------------------
Shareholders' Equity
Common stock, $.10 par value; authorized 75,000,000 shares, issued 27,738,084 shares          2,774           2,774
Additional paid-in capital                                                                   21,231          21,231
Retained earnings, per accompanying statements                                              199,430         180,470
-------------------------------------------------------------------------------------------------------------------
                                                                                            223,435         204,475
Less: Unamortized cost of restricted shares issued under stock incentive plan,
        21,499 shares in 1994 and 17,447 shares in 1993                                         262             228
      Common stock in treasury, at cost, 2,053,974 shares                                    19,717          19,717
-------------------------------------------------------------------------------------------------------------------
                                                                                            203,456         184,530
-------------------------------------------------------------------------------------------------------------------
                                                                                           $484,582        $445,454
===================================================================================================================

The accompanying notes are an integral part of the financial statements.

Statements of Cash Flows
Southwestern Energy Company and Subsidiaries


For the Years Ended December 31                                     1994            1993            1992
--------------------------------------------------------------------------------------------------------
                                                                               (in thousands)
Cash Flows From Operating Activities
Net income                                                      $ 25,124        $ 37,176        $ 22,265
Adjustments to reconcile net income to net cash
  provided by operating activities:
    Depreciation, depletion and amortization                      35,825          31,223          24,160
    Deferred income taxes                                          6,441           6,128           5,916
    Equity in loss of partnership                                  2,818           1,788             531
    Cumulative effect of change in accounting for income taxes        --         (10,126)             --
    Change in assets and liabilities:
      (Increase) decrease in accounts receivable                   2,569            (589)         (5,002)
      (Increase) decrease in inventories                          (2,619)         (1,544)            440
      Increase in accounts payable                                 2,556           2,298             876
      Increase (decrease) in taxes payable                        (5,733)          3,111           1,848
      Increase in customer deposits                                  305             417             347
      Decrease in over-recovered purchased gas costs                (560)           (286)         (1,335)
      Net change in other current assets and liabilities            (113)            603            (316)
--------------------------------------------------------------------------------------------------------
Net cash provided by operating activities                         66,613          70,199          49,730
--------------------------------------------------------------------------------------------------------
Cash Flows From Investing Activities
Capital expenditures                                             (76,854)        (59,219)        (44,909)
Investment in partnership                                         (2,319)             --          (7,573)
(Increase) decrease in gas stored underground                        542           9,119          (4,432)
Other items                                                        3,200           1,599           1,997
--------------------------------------------------------------------------------------------------------
Net cash used in investing activities                            (75,431)        (48,501)        (54,917)
--------------------------------------------------------------------------------------------------------
Cash Flows From Financing Activities
Net increase (decrease) in revolving long-term debt               21,300         (15,500)         22,000
Payments on other long-term debt                                  (6,000)           (835)        (12,769)
Dividends paid                                                    (6,164)         (5,651)         (5,137)
--------------------------------------------------------------------------------------------------------
Net cash provided (used) by financing activities                   9,136         (21,986)          4,094
--------------------------------------------------------------------------------------------------------
Increase (decrease) in cash                                          318            (288)         (1,093)
Cash at beginning of year                                            834           1,122           2,215
--------------------------------------------------------------------------------------------------------
Cash at end of year                                             $  1,152        $    834        $  1,122
========================================================================================================

Statements of Retained Earnings
Southwestern Energy Company and Subsidiaries

For the Years Ended December 31                                     1994            1993            1992
--------------------------------------------------------------------------------------------------------
                                                                               (in thousands)
Retained Earnings, beginning of year                            $180,470        $148,945        $131,817
Net income                                                        25,124          37,176          22,265
Cash dividends declared ($.24 per share in 1994, $.22
  per share in 1993 and $.20 per share in 1992)                   (6,164)         (5,651)         (5,137)
--------------------------------------------------------------------------------------------------------
Retained Earnings, end of year                                  $199,430        $180,470        $148,945
========================================================================================================

The accompanying notes are an integral part of the financial statements.

Notes to Financial Statements
December 31, 1994, 1993 and 1992

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

CONSOLIDATION

     The consolidated financial statements include the accounts of Southwestern Energy Company and its wholly owned subsidiaries, Southwestern Energy Production Company, SEECO, Inc., Arkansas Western Gas Company, Southwestern Energy Pipeline Company, Arkansas Western Pipeline Company, and A.W. Realty Company. All significant intercompany accounts and transactions have been eliminated. The Company accounts for a general partnership interest of approximately 48% in the NOARK Pipeline System, Limited Partnership (NOARK) using the equity method of accounting. In accordance with Statement of Financial Accounting Standards
(SFAS) No. 71, "Accounting for the Effects of Certain Types of Regulation," the Company recognizes profit on intercompany sales of gas delivered to storage by its utility subsidiary. Certain reclassifications have been made to the prior years' financial statements to conform with the 1994 presentation.

PROPERTY, DEPRECIATION, DEPLETION AND AMORTIZATION

     Gas and Oil Properties-The Company follows the full cost method of accounting for the exploration, development, and acquisition of gas and oil reserves. Under this method, all such costs (productive and nonproductive) are capitalized and amortized on an aggregate basis over the estimated lives of the properties using the units-of-production method. The Company excludes all costs of unevaluated properties from immediate amortization.

     Gas Distribution Systems-Costs applicable to construction activities, including overhead items, are capitalized. Depreciation and amortization of the gas distribution system is provided using the straight-line method with average annual rates for plant functions ranging from 2.2% to 6.9%. Gas in underground storage is stated at average cost.

     Other property, plant and equipment is depreciated using the straight-line method over estimated useful lives ranging from 5 to 40 years.

     The Company charges to maintenance or operations the cost of labor, materials, and other expenses incurred in maintaining the operating efficiency of its properties. Betterments are added to property accounts at cost. Retirements are credited to property, plant and equipment at cost and charged to accumulated depreciation, depletion and amortization with no gain or loss recognized, except for abnormal retirements.

     Capitalized Interest-Interest is capitalized on the costs of unevaluated gas and oil properties excluded from amortization. In accordance with established utility regulatory practice, an allowance for funds used during construction of major projects is capitalized and amortized over the estimated lives of the related facilities.

GAS DISTRIBUTION REVENUES AND RECEIVABLES

     Customer receivables arise from the sale or transportation of gas by the Company's gas distribution subsidiary. The Company's gas distribution customers represent a diversified base of residential, commercial, and industrial users. Approximately 97,000 of these customers are served in northwest Arkansas and approximately 67,000 are served in northeast Arkansas and Missouri.

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

GAS PRODUCTION IMBALANCES

     The exploration and production subsidiaries record gas sales using the entitlement method. The entitlement method requires revenue recognition of the Company's share of gas production from properties in which gas sales are disproportionately allocated to owners because of marketing or other contractual arrangements. The Company's net imbalance position at December 31, 1994 and 1993 was not significant.

INCOME TAXES

     Deferred income taxes are provided to recognize the income tax effect of reporting certain transactions in different years for income tax and financial reporting purposes.

INVESTMENT TAX CREDITS

     Investment tax credits have been deferred for financial reporting purposes and are being amortized over the estimated useful lives of the related properties.

DERIVATIVES

     The Company has only limited involvement with derivative financial instruments and does not use them for trading purposes. They are used to manage defined interest rate and commodity price risks.

     Interest rate swap agreements involve the exchange of fixed rate and floating rate interest payments without the exchange of the underlying principal amounts. The differential to be paid or received is recognized as an adjustment to interest expense. See Note 2 for a discussion of the Company's interest rate swap agreement which expired in 1994. The Company had no outstanding interest rate swap agreements at December 31, 1994.

     The Company uses natural gas swap agreements on a limited basis to hedge sales of natural gas. Under the natural gas swap agreements, the Company makes payments or receives the differential between a specified price and the actual selling price of natural gas. Gains and losses resulting from hedging activities have not had a material impact on the Company's results of operations. The Company had no outstanding natural gas swap agreements at December 31, 1994.

EARNINGS PER SHARE AND SHAREHOLDERS' EQUITY

     Earnings per common share are based on the weighted average number of common shares outstanding during each year. All share and per share information for 1992 has been restated to reflect the effects of a three-for-one stock split distributed on August 5, 1993.

(2) LONG-TERM DEBT

     Long-term debt as of December 31, 1994 and 1993 consisted of the following:

                                                                                                            1994             1993
---------------------------------------------------------------------------------------------------------------------------------
                                                                                                                (in thousands)
SENIOR NOTES
  8.69% Series due December 4, 1997                                                                     $ 22,500         $ 22,500
  8.86% Series due in annual installments of $3.1 million beginning December 4, 1995                      21,500           21,500
  9.36% Series due in annual installments of $2.0 million beginning December 4, 2001                      22,000           22,000
 10.63% Series due in annual installments of $3.0 million through September 30, 2002                      24,000           30,000
---------------------------------------------------------------------------------------------------------------------------------
                                                                                                          90,000           96,000
OTHER
Variable rate (6.62% at December 31, 1994) unsecured revolving credit arrangements with two banks         52,300           31,000
---------------------------------------------------------------------------------------------------------------------------------
Total long-term debt                                                                                     142,300          127,000
Less: Current portion of long-term debt                                                                    6,071            3,000
---------------------------------------------------------------------------------------------------------------------------------
                                                                                                        $136,229         $124,000
=================================================================================================================================

     The Company has several prepayment options under the terms of its Senior Notes. Prepayments made without premium are subject to certain limitations. Other prepayment options involve the payment of premiums based in some instances on market interest rates at the time of prepayment.

     At December 31, 1994, the Company had two variable rate facilities which make available $80.0 million of long-term revolving credit, of which $52.3 million was outstanding. Each facility allows the Company four interest rate options--the floating prime rate, a fixed rate tied to either short-term certificate of deposit or Eurodollar rates, or a fixed rate based on the lenders' cost of funds. The revolving credit facilities expire in 1998. The Company intends to renew or replace the facilities prior to expiration.

      At December 31, 1994, the Company had available other lines of credit totaling $3.5 million. These lines either expire within one year or are cancellable by the banks involved at any time. All bear interest at or below the banks' prime rates. There were no outstanding borrowings under these lines at December 31, 1994.

     The terms of the long-term debt instruments and agreements contain covenants which impose certain restrictions on the Company, including limitation of additional indebtedness and restrictions on the payment of cash dividends. At December 31, 1994, approximately $121.8 million of retained earnings was available for payment as dividends.

     In 1992, the Company entered into a two-year interest rate swap agreement with a notional amount of $30.0 million to take advantage of low variable rates in relation to existing fixed rates on the Company's long-term debt. This interest rate swap agreement expired in 1994.

     Aggregate maturities of long-term debt for each of the years ending December 31, 1995 through 1999, are $6.1 million, $6.1 million, $28.6 million, $58.4 million, and $6.1 million. Total interest payments of $10.2 million, $10.3 million, and $11.7 million were made in 1994, 1993, and 1992, respectively.

Notes to Financial Statements continued
Southwestern Energy Company and Subsidiaries


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

     The provision for income taxes included the following components:

                                                                                               1994           1993            1992
----------------------------------------------------------------------------------------------------------------------------------
                                                                                                         (in thousands)
Federal:
   Current                                                                                  $ 7,758        $11,514        $  6,190
   Deferred                                                                                   5,588          3,827           5,096
   Deferred tax adjustment for tax rate increase                                                 --          1,743              --
State:
   Current                                                                                    1,530          2,190           1,213
   Deferred                                                                                   1,054            752           1,004
Investment tax credit amortization                                                             (201)          (194)           (184)
----------------------------------------------------------------------------------------------------------------------------------
Provision for income taxes                                                                  $15,729        $19,832         $13,319
==================================================================================================================================

     The provision for income taxes was an effective rate of 38.5% in 1994, 42.3% in 1993, and 37.4% in 1992. The following reconciles the provision for income taxes included in the consolidated statements of income with the provision which would result from application of the statutory federal tax rate to pretax financial income:

                                                                                               1994           1993           1992
---------------------------------------------------------------------------------------------------------------------------------
                                                                                                         (in thousands)
Expected provision at federal statutory rate of 35% in 1994 and 1993 and 34% in 1992        $14,299        $16,409        $12,098
Increase (decrease) resulting from:
   State income taxes, net of federal income tax benefit                                      1,682          1,914          1,463
   Percentage depletion on gas and oil production                                               (96)          (117)          (106)
   Adjustment to deferred taxes for tax rate increase                                            --          1,743             --
   Investment tax credit amortization                                                          (201)          (194)          (184)
   Other                                                                                         45             77             48
---------------------------------------------------------------------------------------------------------------------------------
Provision for income taxes                                                                  $15,729        $19,832        $13,319
=================================================================================================================================

     The components of the Company's net deferred tax liability as of December 31, 1994 and 1993 were as follows:

                                                                                                              1994           1993
---------------------------------------------------------------------------------------------------------------------------------
                                                                                                                (in thousands)
Deferred tax liabilities:
   Differences between book and tax basis of property                                                     $ 89,289        $83,875
   Stored gas differences                                                                                    5,736          5,132
   Deferred purchased gas costs                                                                              1,557          1,232
   Prepaid pension costs                                                                                     1,628          1,731
   Book over tax basis in partnerships                                                                       3,535          2,675
   Gas imbalances                                                                                              410            644
   Other                                                                                                       685            876
---------------------------------------------------------------------------------------------------------------------------------
                                                                                                           102,840         96,165
---------------------------------------------------------------------------------------------------------------------------------
Deferred tax assets:
   Accrued compensation                                                                                        700            770
   Other                                                                                                       370            376
---------------------------------------------------------------------------------------------------------------------------------
                                                                                                             1,070          1,146
---------------------------------------------------------------------------------------------------------------------------------
Net deferred tax liability                                                                                $101,770        $95,019
=================================================================================================================================

     Prior to the change in accounting for income taxes, the sources of deferred tax items, and the corresponding tax effects during 1992 were as follows (in thousands):

------------------------------------------------------------------------------
Intangible and other exploration and development costs                  $1,581
Investment tax credits amortized                                          (184)
Stored gas differences                                                     972
Excess of tax over book depreciation                                     1,987
Deferred purchased gas costs                                               355
Excess of tax over book partnership loss                                   953
Other                                                                      252
------------------------------------------------------------------------------
Deferred provision for income taxes                                     $5,916
==============================================================================

    Total income tax payments of $14.6 million, $10.2 million, and $6.4 million were made in 1994, 1993, and 1992, respectively.

(4) PENSION PLAN AND OTHER POSTRETIREMENT BENEFITS

     Substantially all employees are covered by the Company's defined benefit pension plan. Benefits are based on years of benefit service and the employee's "average compensation," as defined. The Company's funding policy is to contribute amounts which are actuarially determined to provide the plan with sufficient assets to meet future benefit payment requirements and which are tax deductible.

     Plan assumptions for 1994 and 1993 included an expected long-term rate of return on plan assets of 9%, a weighted average discount rate of 7.5% in 1994 and 8.5% in 1993 for the net pension cost computation, and a salary progression rate of 5%. The reconciliation of prepaid pension cost at December 31, 1994 utilizes a discount rate of 8.5% for future settlements.

     The following table sets forth the plan's funded status and amounts recognized in the Company's balance sheets at December 31, 1994 and 1993:

                                                                               1994        1993
-----------------------------------------------------------------------------------------------
                                                                                (in thousands)
Actuarial present value of benefit obligations:
   Vested benefits                                                         $(20,643)   $(20,746)
   Nonvested benefits                                                        (1,635)     (1,685)
-----------------------------------------------------------------------------------------------
   Accumulated benefit obligation                                           (22,278)    (22,431)
   Effect of projected future compensation levels                            (6,368)     (7,463)
-----------------------------------------------------------------------------------------------
   Projected benefit obligation                                             (28,646)    (29,894)
Plan assets at fair value, primarily common stocks and bonds                 36,675      36,601
-----------------------------------------------------------------------------------------------
Plan assets in excess of projected benefit obligation                         8,029       6,707
Unrecognized net gain                                                        (3,617)     (1,869)
Unrecognized net asset                                                       (1,135)     (1,318)
Unrecognized prior service cost                                                 454         274
-----------------------------------------------------------------------------------------------
Prepaid pension cost                                                       $  3,731    $  3,794
===============================================================================================

     Net pension cost for 1994, 1993 and 1992 included the following components:

                                                                   1994        1993        1992
-----------------------------------------------------------------------------------------------
                                                                          (in thousands)
Service costs (benefits earned during the period)               $ 1,217     $   897     $   805
Interest cost on projected benefit obligation                     2,280       1,999       1,768
Actual return on plan assets                                       (791)     (2,819)     (4,914)
Net amortization and deferral                                    (2,643)       (673)      1,860
-----------------------------------------------------------------------------------------------
Net pension cost (credit)                                       $    63     $  (596)    $  (481)
===============================================================================================

     The Company also has a supplemental retirement plan which provides for certain pension benefits. Net pension cost recorded for this plan was $201,000, $628,000, and $241,000 in 1994, 1993, and 1992, respectively. In 1993, this plan was funded with $1.2 million. At December 31, 1994, the supplemental retirement plan had a prepaid pension cost of $130,000.

     Effective January 1, 1993, the Company adopted SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions." Under SFAS No. 106, the cost of those benefits is accrued over the period the employee provides services to the Company. Prior to 1993, postretirement benefit expenses were recognized on a pay-as-you-go basis and were not material. The Company currently funds postretirement benefits as claims are incurred.

Notes to Financial Statements continued
Southwestern Energy Company and Subsidiaries


     The Company provides postretirement health care and life insurance benefits to eligible employees. Employees become eligible for these benefits if they meet age and service requirements. Generally, the benefits paid are a stated percentage of medical expenses reduced by deductibles and other coverages.

     A significant portion of the postretirement benefit cost relates to the Company's utility operations and has been deferred as a regulatory asset. Net postretirement benefit cost for 1994 and 1993 included the following components:

                                                                                       1994        1993
-------------------------------------------------------------------------------------------------------
                                                                                        (in thousands)
Service cost of benefits earned during the year                                        $ 79        $ 61
Amortization of transition amount                                                       178         103
Amortization of unrecognized gain                                                        17          --
Interest cost on accumulated postretirement benefit obligation (APBO)                   164         158
-------------------------------------------------------------------------------------------------------
Net postretirement benefit cost                                                        $438        $322
=======================================================================================================

     The APBO as of December 31, 1994 and 1993 was comprised of the following:

                                                                                       1994        1993
-------------------------------------------------------------------------------------------------------
                                                                                        (in thousands)
Retirees                                                                             $  766      $  655
Active participants, fully eligible                                                     442         543
Other participants                                                                      804         835
-------------------------------------------------------------------------------------------------------
Total APBO                                                                           $2,012      $2,033
=======================================================================================================

     In determining the APBO, assumed weighted average discount rates of 8.5% and 7.5% were used for 1994 and 1993, respectively. An increase of 8.0% in the cost of covered health care benefits was assumed for 1995. This rate is assumed to decrease ratably to 6.0% over 7 years and remain at that level thereafter. The effect of a one percentage point increase in the assumed health care cost trend rate for each future year would increase the total APBO at year-end 1994 by $254,000 and the 1994 net postretirement benefit cost by $31,000.

(5) NATURAL GAS AND OIL PRODUCING ACTIVITIES

     All of the Company's gas and oil properties are located in the United States. The table below sets forth the results of operations from gas and oil producing activities:

                                                                      1994           1993          1992
-------------------------------------------------------------------------------------------------------
                                                                                (in thousands)
Sales                                                             $ 80,123       $ 79,374      $ 60,554
Production (lifting) costs                                          (6,771)        (6,341)       (4,271)
Depreciation, depletion and amortization                           (29,743)       (25,686)      (19,128)
-------------------------------------------------------------------------------------------------------
                                                                    43,609         47,347        37,155
Income tax expense                                                 (16,684)       (18,081)      (13,787)
-------------------------------------------------------------------------------------------------------
Results of operations                                             $ 26,925       $ 29,266      $ 23,368
=======================================================================================================

     The results of operations shown above exclude overhead and interest costs. Income tax expense is calculated by applying the statutory tax rates to the revenues less costs, including depreciation, depletion and amortization, and after giving effect to permanent differences and tax credits.

     The table below sets forth capitalized costs incurred in gas and oil property acquisition, exploration and development activities during 1994, 1993 and 1992:

                                                                      1994           1993          1992
-------------------------------------------------------------------------------------------------------
                                                                                (in thousands)
Property acquisition costs                                         $21,972        $ 5,920       $ 4,768
Exploration costs                                                   12,419         11,695         6,441
Development costs                                                   20,943         19,722        19,563
-------------------------------------------------------------------------------------------------------
Capitalized costs incurred                                         $55,334        $37,337       $30,772
=======================================================================================================
Amortization per Mcf equivalent                                      $.759          $.710         $.723
=======================================================================================================

     The following table shows the capitalized costs of gas and oil properties and the related accumulated depreciation, depletion and amortization at December 31, 1994 and 1993:

                                                                            1994         1993
---------------------------------------------------------------------------------------------
                                                                              (in thousands)
Proved properties                                                       $405,081     $350,854
Unproved properties                                                       30,489       24,427
---------------------------------------------------------------------------------------------
Total capitalized costs                                                  435,570      375,281
Less: Accumulated depreciation, depletion and amortization               176,764      146,471
---------------------------------------------------------------------------------------------
Net capitalized costs                                                   $258,806     $228,810
=============================================================================================

     The table below sets forth the composition of net unevaluated costs excluded from amortization as of December 31, 1994. Included in property acquisition costs is $7.3 million representing leasehold and seismic costs related to the remaining unevaluated portion of acreage located on the Fort Chaffee military reservation. These costs are expected to be evaluated and subjected to amortization within the next five years as this acreage is further explored and developed. The remaining costs excluded from amortization are related to properties which are not individually significant and on which the evaluation process has not been completed. The Company is, therefore, unable to estimate when these costs will be included in the amortization computation.

                                                  1994         1993           1992           Prior           Total
------------------------------------------------------------------------------------------------------------------
                                                                          (in thousands)
Property acquisition costs                      $3,655       $1,441           $286          $7,199         $12,581
Exploration costs                                3,230        1,200            128             579           5,137
Capitalized interest                             1,178          452             71           1,332           3,033
------------------------------------------------------------------------------------------------------------------
                                                $8,063       $3,093           $485          $9,110         $20,751
==================================================================================================================

(6) NATURAL GAS AND OIL RESERVES (UNAUDITED)

     The following table summarizes the changes in the Company's proved natural gas and oil reserves for 1994, 1993 and 1992:

                                                           1994                       1993                       1992
----------------------------------------------------------------------------------------------------------------------------
                                                      Gas        Oil             Gas        Oil             Gas        Oil
                                                     (MMcf)    (MBbls)         (MMcf)     (MBbls)         (MMcf)     (MBbls)
----------------------------------------------------------------------------------------------------------------------------
Proved reserves, beginning of year                  318,776        479        312,291         359        307,484         505
Revisions of previous estimates                     (16,551)      (258)        (4,110)        (25)           704         (30)
Extensions, discoveries and other additions          30,932        189         46,069         250         29,627           4
Production                                          (37,706)      (200)       (35,693)        (97)       (25,755)       (120)
Acquisition of reserves in place                     20,647      1,038            222          --            231          --
Disposition of reserves in place                         --        (17)            (3)         (8)            --          --
----------------------------------------------------------------------------------------------------------------------------
Proved reserves, end of year                        316,098      1,231        318,776         479        312,291         359
============================================================================================================================
Proved, developed reserves:
   Beginning of year                                260,240        469        246,904         337        226,767         467
   End of year                                      261,690      1,116        260,240         469        246,904         337
============================================================================================================================

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

     Following is the standardized measure relating to proved gas and oil reserves at December 31, 1994, 1993 and 1992:

                                                                      1994           1993            1992
---------------------------------------------------------------------------------------------------------
                                                                                (in thousands)
Future cash inflows                                              $ 683,438      $ 745,967       $ 681,033
Future production and development costs                            (96,813)       (85,609)        (84,483)
Future income tax expense                                         (207,359)      (236,170)       (207,249)
---------------------------------------------------------------------------------------------------------
Future net cash flows                                              379,266        424,188         389,301
10% annual discount for estimated timing of cash flows            (189,774)      (196,913)       (179,331)
---------------------------------------------------------------------------------------------------------
Standardized measure of discounted future net cash flows         $ 189,492      $ 227,275       $ 209,970
=========================================================================================================

Notes to Financial Statements continued
Southwestern Energy Company and Subsidiaries


     Under the standardized measure, future cash inflows were estimated by applying year-end prices, adjusted for known contractual changes, to the estimated future production of year-end proved reserves. Future cash inflows were reduced by estimated future production and development costs based on year-end costs to determine pretax cash inflows. Future income taxes were computed by applying the year-end statutory rate, after consideration of permanent differences and enacted tax legislation, to the excess of pretax cash inflows over the Company's tax basis in the associated proved gas and oil properties. Future net cash inflows after income taxes were discounted using a 10% annual discount rate to arrive at the standardized measure.

     Following is an analysis of changes in the standardized measure during 1994, 1993 and 1992:

                                                                                                   1994         1993         1992
---------------------------------------------------------------------------------------------------------------------------------
                                                                                                          (in thousands)
Standardized measure, beginning of year                                                        $227,275     $209,970     $198,274
Sales and transfers of gas and oil produced, net of production costs                            (73,352)     (73,017)     (56,283)
Net changes in prices and production costs                                                      (29,344)      22,392        9,446
Extensions, discoveries, and other additions, net of future production and development costs     43,458       74,511       52,917
Revisions of previous quantity estimates                                                        (19,225)      (5,217)         318
Accretion of discount                                                                            34,968       31,885       30,253
Net change in income taxes                                                                       24,564      (13,524)      (4,623)
Changes in production rates (timing) and other                                                  (18,852)     (19,725)     (20,332)
---------------------------------------------------------------------------------------------------------------------------------
Standardized measure, end of year                                                              $189,492     $227,275     $209,970
=================================================================================================================================

(7) INVESTMENT IN UNCONSOLIDATED PARTNERSHIP

     The Company held a general partnership interest in NOARK of 47.93% at December 31, 1994 and 47.33% at December 31, 1993, and is the pipeline's operator. NOARK is a 258 mile long intrastate gas transmission system which extends across northern Arkansas and was placed in service in September, 1992. NOARK's total construction cost was approximately $103.0 million, with $16.0 million provided by equity contributions of the partners and the remainder provided by long-term debt. NOARK's transportation capacity is 141 million cubic feet of gas per day (MMcfd).

     The Company's investment in NOARK totaled $4.8 million at December 31, 1994 and $5.3 million at December 31, 1993. The Company's investment in NOARK includes advances of $2.3 million made during 1994 to make the final payment of construction retainage and to provide certain minimum cash balances to service NOARK's long-term debt. Subsequent to December 31, 1994, the Company advanced an additional $1.1 million to NOARK. See Note 12 for further discussion of NOARK's funding requirements and the Company's investment in NOARK.

     NOARK's financial position at December 31, 1994 and 1993 is summarized below:

                                                                   1994              1993
-----------------------------------------------------------------------------------------
                                                                       (in thousands)
Current assets                                                 $  1,078          $  1,551
Noncurrent assets                                               100,662           102,322
-----------------------------------------------------------------------------------------
                                                               $101,740          $103,873
=========================================================================================
Current liabilities                                            $  6,009          $  7,290
Long-term debt                                                   86,250            85,050
Loans from general partners                                       3,225                --
Partners' capital                                                 6,256            11,533
-----------------------------------------------------------------------------------------
                                                               $101,740          $103,873
=========================================================================================

     The Company's share of NOARK's 1994, 1993 and 1992 pretax loss included in other income (expense) on the statements of income was $2.8 million, $1.8 million, and $.6 million, respectively.

     NOARK's results of operations for 1994, 1993 and 1992 are summarized below:

                                       1994           1993             1992
---------------------------------------------------------------------------
                                                 (in thousands)
Operating revenues                  $10,111        $ 8,301          $ 1,466
Pretax loss                         $(5,917)       $(3,778)         $(1,348)
===========================================================================

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

     The estimated fair values of the Company's financial instruments as of December 31, 1994 and 1993 were as follows:

                                          1994                              1993
                                  --------------------              --------------------
                                  Carrying        Fair              Carrying        Fair
                                    Amount       Value                Amount       Value
----------------------------------------------------------------------------------------
                                                      (in thousands)
Cash                                $1,152      $1,152                  $834        $834
Customer deposits                   $4,232      $4,232                $3,927      $3,927
Long-term debt                    $142,300    $144,245              $127,000    $134,661
========================================================================================

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

     At December 31, 1993, the Company also had an interest rate swap with a notional amount of $30.0 million, as discussed in Note 2, with terms that approximate fair market value.

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

     Intersegment sales by the exploration and production segment to the gas distribution segment are priced in accordance with terms of existing gas contracts and current market conditions. Following is industry segment data for the years ended December 31, 1994, 1993 and 1992:

                                                   1994       1993        1992
------------------------------------------------------------------------------
                                                         (in thousands)
REVENUES
  Exploration and production                   $ 80,123   $ 79,374    $ 60,554
  Gas distribution                              127,060    131,892     117,495
  Other                                             308        262         256
  Eliminations                                  (37,305)   (36,684)    (34,475)
------------------------------------------------------------------------------
                                               $170,186   $174,844    $143,830
------------------------------------------------------------------------------
INTERSEGMENT REVENUES
  Exploration and production                   $ 36,465   $ 36,091    $ 33,994
  Gas distribution                                  584        337         225
  Other                                             256        256         256
------------------------------------------------------------------------------
                                               $ 37,305   $ 36,684    $ 34,475
------------------------------------------------------------------------------
OPERATING INCOME
  Exploration and production                   $ 38,883   $ 42,608    $ 33,071
  Gas distribution                               13,391     15,261      13,094
  Corporate expenses                               (192)      (305)       (177)
------------------------------------------------------------------------------
                                               $ 52,082   $ 57,564    $ 45,988
------------------------------------------------------------------------------
IDENTIFIABLE ASSETS
  Exploration and production                   $286,887   $236,968    $224,302
  Gas distribution                              171,470    186,704     179,998
  Other                                          26,225     21,782      22,875
------------------------------------------------------------------------------
                                               $484,582   $445,454    $427,175
------------------------------------------------------------------------------
DEPRECIATION, DEPLETION AND AMORTIZATION
  Exploration and production                   $ 29,743   $ 25,686    $ 19,128
  Gas distribution                                4,976      4,564       4,213
  Other                                             827        694         539
------------------------------------------------------------------------------
                                               $ 35,546   $ 30,944    $ 23,880
------------------------------------------------------------------------------
CAPITAL ADDITIONS
  Exploration and production                   $ 55,449   $ 37,411    $ 30,823
  Gas distribution                               17,577     19,892      12,188
  Other                                           3,828      1,916       1,898
------------------------------------------------------------------------------
                                               $ 76,854   $ 59,219    $ 44,909
==============================================================================

Notes to Financial Statements continued
Southwestern Energy Company and Subsidiaries


(10) STOCK OPTIONS

     In 1993, the Board of Directors adopted, and the shareholders approved, the Southwestern Energy Company 1993 Stock Incentive Plan (1993 Plan) for the compensation of officers and key employees of the Company and its subsidiaries. The 1993 Plan replaced both the Company's 1985 Non-Qualified Stock Option Plan (1985 Plan) and the long-term component of the Company's then existing cash-based incentive compensation plan. The 1993 Plan provides for grants of options, shares of restricted stock, and stock bonuses that in the aggregate do not exceed 1,275,000 shares, the grant of stand-alone stock appreciation rights
(SARs), shares of phantom stock, and cash awards, the shares related to which in the aggregate do not exceed 1,275,000 shares, and the grant of limited and tandem SARs (all terms as defined in the 1993 Plan). The types of incentives which may be awarded are comprehensive and are intended to enable the Board of Directors to structure the most appropriate incentives and to address changes in income tax laws which may be enacted over the ten-year term of the plan.

     At December 31, 1994, there were options for 886,108 shares outstanding under the 1993 Plan at option prices of $14 5/8 and $17 1/8, representing the fair market values at the dates of grant. Of the total, 783,704 performance accelerated options were granted in 1994 at an option price of $14 5/8. These options vest over a four-year period beginning six years from the date of grant or earlier if certain corporate performance criteria are achieved. The remaining options, granted in 1993, vest to employees over a three-year period from the date of grant. Options for 14,387 shares are currently exercisable. All options expire ten years from the date of grant. Additionally, 5,573 shares in 1994 and 17,447 shares in 1993 of restricted stock have been granted which vest to employees over a five-year period. The related compensation expense is being amortized over the vesting period.

     Under the 1985 Plan, there were options for 427,050 shares and 84,900 SARs outstanding at December 31, 1994, at prices ranging from $5.58 to $12.81. All options are currently exercisable. All options expire ten years from the date of grant. The number of options, SARs, and option prices have been restated to reflect the effect of a three-for-one stock split distributed in 1993.

     In 1993, the Company also adopted, and the shareholders approved, the Southwestern Energy Company 1993 Stock Incentive Plan for Outside Directors. The directors' plan provides for annual stock option grants of 12,000 shares (with 12,000 limited SARs) to each non-employee director. Options may be awarded under the plan on no more than 240,000 shares. Options are issued at fair market value on the date of grant and become exercisable in installments at a rate of 25% per year for each twelve months' service as a director. At December 31, 1994, there were options for 96,000 shares outstanding at option prices of $14 3/4 and $17 1/2. Options for 12,000 shares are currently exercisable.

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

(12) CONTINGENCIES AND COMMITMENTS

     The Company and the other general partner of NOARK are required to severally guarantee the availability of certain minimum cash balances to service the 9.7375% Senior Secured Notes used to finance a portion of NOARK's total construction cost. At December 31, 1994, the Senior Secured Notes had a remaining balance of $59.9 million. The notes have a remaining term of 15 years and the Company's share of the several guarantee is 60%. At December 31, 1994, NOARK also had an unsecured long-term revolving credit agreement in the amount of $30.0 million with a group of banks, of which $29.6 million was outstanding. Amounts borrowed under the long-term revolving credit facility are severally guaranteed by the Company and an affiliate of the other general partner. The Company's share of the several guarantee of the line of credit is also 60%. Additionally, the Company's gas distribution subsidiary has a ten-year transportation contract with NOARK for firm capacity of 41 MMcfd.

     In late 1993, a transporter of gas on NOARK's pipeline system filed suit against NOARK, the Company, and certain of its affiliates, and, effective January 1, 1994, ceased transporting gas under its firm transportation agreement with NOARK. The complaint seeks rescission of the transportation contract and rescission of a separate contract to purchase gas from two of the Company's affiliates, as well as actual and punitive damages in excess of $1.0 million. The Company and NOARK believe the suit is without merit and have filed counterclaims seeking enforcement of the contracts and damages. Until enforcement occurs or replacement transportation contracts are arranged, the Company will be required to fund its share of any cash flow deficiencies to the extent they are not funded by the available line of credit. Management of the Company and the NOARK partners are currently investigating several options available to NOARK. However, management believes that no write-down of its investment in NOARK is appropriate at this time and that it will realize its investment in NOARK over the life of the system. Therefore, no provision for any loss has been made in the accompanying financial statements.

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

     The Company is subject to other litigation that has arisen in the ordinary course of business. In the opinion of management, the results of such litigation will not have a material effect on the results of operations or the financial position of the Company.

(13) QUARTERLY RESULTS (UNAUDITED)

     The following is a summary of the quarterly results of operations for the years ended December 31, 1994 and 1993:

Quarter Ended                                       March 31       June 30       September 30       December 31
---------------------------------------------------------------------------------------------------------------
                                                           (in thousands, except per share amounts)
                                                                             1994
                                                                             ----
Operating revenues                                   $65,430       $34,605            $27,808           $42,343
Operating income                                     $23,525       $10,471             $6,327           $11,759
Net income                                           $12,994        $4,834             $2,128            $5,168
Earnings per share                                      $.51          $.18               $.09              $.20

                                                                             1993
                                                                             ----
Operating revenues                                   $59,208       $33,990            $28,466           $53,180
Operating income                                     $21,259        $8,738             $7,789           $19,778
Income before cumulative effect
   of accounting change                              $11,372        $3,696             $1,439           $10,543
Net income                                           $21,498        $3,696             $1,439           $10,543
Earnings per share before cumulative
   effect of accounting change                          $.44          $.15               $.05              $.41
Earnings per share                                      $.83          $.15               $.05              $.41
===============================================================================================================

Financial and Operating Statistics

                                                                1994       1993           1992        1991        1990        1989
----------------------------------------------------------------------------------------------------------------------------------
FINANCIAL REVIEW (in thousands)
Operating revenues:
   Exploration and production                               $ 80,123   $ 79,374       $ 60,554    $ 49,392    $ 41,489    $ 40,499
   Gas distribution                                          127,060    131,892        117,495     121,302     108,911     117,514
   Other                                                         308        262            256         256         256         256
   Intersegment revenues                                     (37,305)   (36,684)       (34,475)    (34,511)    (33,586)    (33,670)
----------------------------------------------------------------------------------------------------------------------------------
                                                             170,186    174,844        143,830     136,439     117,070     124,599
----------------------------------------------------------------------------------------------------------------------------------
Operating costs and expenses:
   Purchased gas costs                                        36,395     42,962         35,848      40,423      37,678      46,850
   Operating and general                                      42,506     40,093         34,970      32,609      28,134      26,132
   Depreciation, depletion and amortization                   35,546     30,944         23,880      18,248      14,756      16,055
   Taxes, other than income taxes                              3,657      3,281          3,144       3,017       2,885       2,844
----------------------------------------------------------------------------------------------------------------------------------
                                                             118,104    117,280         97,842      94,297      83,453      91,881
----------------------------------------------------------------------------------------------------------------------------------
Operating income                                              52,082     57,564         45,988      42,142      33,617      32,718
Interest expense, net                                         (8,867)    (9,025)        (9,983)     (9,813)    (10,530)    (10,662)
Other income (expense)                                        (2,362)    (1,657)          (421)       (107)        (17)        180
----------------------------------------------------------------------------------------------------------------------------------
Income before provision for income taxes                      40,853     46,882         35,584      32,222      23,070      22,236
----------------------------------------------------------------------------------------------------------------------------------
Provision for income taxes:
   Current                                                     9,288     13,704          7,403       7,158       4,994       6,671
   Deferred                                                    6,441      6,128          5,916       4,999       3,568       1,586
----------------------------------------------------------------------------------------------------------------------------------
                                                              15,729     19,832         13,319      12,157       8,562       8,257
----------------------------------------------------------------------------------------------------------------------------------
Income before extraordinary item and cumulative
   effect of accounting change                                25,124     27,050         22,265      20,065      14,508      13,979
Extraordinary loss due to redemption of convertible
   debentures (net of $257 tax benefit)                           --         --             --          --        (433)         --
Cumulative effect of change in accounting for income taxes        --     10,126             --          --          --          --
----------------------------------------------------------------------------------------------------------------------------------
Net income                                                  $ 25,124   $ 37,176       $ 22,265    $ 20,065    $ 14,075    $ 13,979
==================================================================================================================================
Cash flow from operations (in thousands)                     $66,613    $70,191        $49,730     $34,986     $36,495     $29,306
Return on equity                                               12.35%     14.66%/(1)/    14.53%      14.75%      11.66%      13.51%
Gross profit margin                                            30.60%     32.92%         31.97%      30.89%      28.72%      26.26%
Net profit margin                                              14.76%     15.47%/(1)/    15.48%      14.71%      12.02%      11.22%
==================================================================================================================================
COMMON STOCK STATISTICS/(2)/
Earnings per share before extraordinary item and
   cumulative effect of accounting change                       $.98      $1.05           $.87        $.78        $.57        $.56
Earnings per share                                              $.98      $1.44           $.87        $.78        $.56        $.56
Cash dividends declared and paid per share                      $.24       $.22           $.20        $.19        $.19        $.19
Book value per share                                           $7.92      $7.18          $5.97       $5.30       $4.70       $4.15
Market price at year end                                      $14.88     $18.00         $12.96      $10.50      $10.42      $10.75
Number of shareholders of record at year end                   2,875      3,005          2,930       2,989       3,136       3,298
Average shares outstanding                                25,684,110 25,684,110     25,683,963  25,678,011  25,270,674  24,940,488
==================================================================================================================================
CAPITALIZATION (in thousands)
Long-term debt, including current portion                   $142,300   $127,000       $143,335    $134,104    $125,535    $128,449
Common shareholders' equity                                  203,456    184,530        153,233     136,041     120,709     103,455
----------------------------------------------------------------------------------------------------------------------------------
Total capitalization                                        $345,756   $311,530        $296,568   $270,145    $246,244    $231,904
----------------------------------------------------------------------------------------------------------------------------------
Total assets                                                $484,582   $445,454        $427,175   $392,208    $366,313    $347,212
----------------------------------------------------------------------------------------------------------------------------------
Capitalization ratios:
   Debt (excluding current portion)                            40.10%     40.19%          48.31%     49.08%      50.39%      54.82%
   Equity                                                      59.90%     59.81%          51.69%     50.92%      49.61%      45.18%
==================================================================================================================================
CAPITAL EXPENDITURES (in millions)
Exploration and production                                     $55.4      $37.4           $30.8      $30.3       $23.4       $26.6
Gas distribution                                                17.6       19.9            12.2        7.9         9.3         8.9
Other                                                            3.9        1.9             1.9         .7          .7         3.5
----------------------------------------------------------------------------------------------------------------------------------
                                                               $76.9      $59.2           $44.9      $38.9       $33.4       $39.0
==================================================================================================================================

/(1)/Before the cumulative effect of accounting change.
/(2)/All share and per share data have been restated to reflect the effect of a three-for-one stock split distributed in 1993.

                                                         1994          1993          1992          1991          1990          1989
-----------------------------------------------------------------------------------------------------------------------------------
NATURAL GAS AND OIL WELLS COMPLETED
Producers:
  Gross                                                  78.0          57.0          69.0          25.0          25.0          38.0
  Net                                                    50.2          40.7          54.6          11.8           9.1          16.4
Dry holes:
  Gross                                                  30.0          28.0          29.0          12.0          10.0          22.0
  Net                                                    16.5          14.5          19.5           4.1           2.1           7.3
-----------------------------------------------------------------------------------------------------------------------------------
Total:
  Gross                                                 108.0          85.0          98.0          37.0          35.0          60.0
  Net                                                    66.7          55.2          74.1          15.9          11.2          23.7
At the end of 1994, the Company was a participant in 8.0 (2.1 net) wells in process.
===================================================================================================================================

NATURAL GAS AND OIL PRODUCED
Natural gas:
  Production, Bcf                                        37.7          35.7          25.8          20.3          16.7          15.6
  Average price per Mcf                                 $2.04         $2.18         $2.26         $2.25         $2.33         $2.43
Oil:
  Production, MBbls                                       200            97           120           176           112           149
  Average price per barrel                             $15.89        $17.20        $19.75        $20.67        $22.89        $17.89
Average production (lifting) cost per Mcf equivalent     $.17          $.18          $.16          $.19          $.16          $.14
Proved reserves at year end:
  Natural gas, Bcf                                      316.1         318.8         312.3         307.5         304.5         252.9
  Oil, MBbls                                            1,231           479           359           505           773           745
===================================================================================================================================

UTILITY OPERATING DATA
Sales volumes, Bcf:
  Residential                                            11.6          12.9          10.8          10.9          10.1          11.6
  Commercial                                              7.2           7.8           6.6           6.7           6.3           7.1
  Industrial                                              7.5           6.1           6.1           9.5          10.2           9.8
Transportation volumes, Bcf
  End-use                                                 4.8           5.6           5.2           1.3            .1            .5
  Off-system                                             10.7          11.7           2.5            .2            .3            .1
-----------------------------------------------------------------------------------------------------------------------------------
                                                         41.8          44.1          31.2          28.6          27.0          29.1
-----------------------------------------------------------------------------------------------------------------------------------

Average sales customers:
  Residential                                         140,684       137,087       133,103       129,379       127,142       125,581
  Commercial                                           18,872        18,511        18,141        17,880        17,680        17,437
  Industrial                                              341           346           348           370           366           372
-----------------------------------------------------------------------------------------------------------------------------------
                                                      159,897       155,944       151,592       147,629       145,188       143,390
-----------------------------------------------------------------------------------------------------------------------------------

Sales and transportation revenues (in thousands):
  Residential                                        $ 62,565      $ 67,502      $ 59,747      $ 58,372      $ 48,407      $ 54,181
  Commercial                                           32,252        35,311        31,425        30,718        27,535        30,522
  Industrial                                           25,191        21,757        20,502        29,187        30,463        29,982
  Transportation                                        4,721         5,177         3,597           857           179           368
-----------------------------------------------------------------------------------------------------------------------------------
                                                     $124,729      $129,747      $115,271      $119,134      $106,584      $115,053
-----------------------------------------------------------------------------------------------------------------------------------

Miles of pipe:
  Gathering                                               405           398           383           375           371           364
  Transmission                                          1,346         1,335         1,328         1,326         1,326         1,309
  Distribution                                          4,246         4,160         4,090         4,002         3,931         3,859
-----------------------------------------------------------------------------------------------------------------------------------
                                                        5,997         5,893         5,801         5,703         5,628         5,532
-----------------------------------------------------------------------------------------------------------------------------------

Degree days                                             4,161         4,929         4,104         4,095         3,972         4,961
Percent of normal                                          95%          113%           92%           93%           90%          112%
===================================================================================================================================

Shareholder Information

ANNUAL MEETING

The Annual Meeting of Shareholders of Southwestern Energy Company will be held at the Northwest Arkansas Holiday Inn in Springdale, Arkansas, on Wednesday, May 31, 1995, at 11:00 a.m. Central Daylight Time.

STOCK EXCHANGE LISTING

Southwestern Energy Company's common stock is traded on the New York Stock Exchange under the symbol SWN and is listed in alphabetical quotation listings in most major newspapers as SowestEngy.

INDEPENDENT AUDITORS

Arthur Andersen LLP
6450 South Lewis
Suite 300
Tulsa, Oklahoma 74136-1068

FINANCIAL INFORMATION

Financial analysts and investors who need additional information should contact Stanley D. Green, Executive Vice President--Finance and Corporate Development, at corporate headquarters, 501-521-1141.

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

The 1994 Annual Report filed with the Securities and Exchange Commission on Form 10-K is available to shareholders upon request by writing to the Secretary at corporate headquarters.




MARKET PRICES AND QUARTERLY DIVIDENDS PAID

                                 Range of Market Prices                   Cash Dividends Paid
                    ------------------------------------------------      -------------------
                            1994                       1993                 1994        1993
---------------------------------------------------------------------------------------------
                     HIGH          LOW           High          Low
March 31            $18.88        $15.13        $15.25        $12.13        $.06        $.05
June 30             $17.75        $15.50        $16.83        $14.13        $.06        $.05
September 30        $17.88        $15.50        $21.75        $16.04        $.06        $.06
December 31         $17.75        $14.00        $21.88        $15.13        $.06        $.06
============================================================================================

Market prices represent transactions on the New York Stock Exchange.

Southwestern Energy Company and Subsidiaries
APPENDIX TO 1994 ANNUAL REPORT TO SHAREHOLDERS

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

Description of NOARK Pipeline System Operating Area:

Southwestern Energy Pipeline Company owns a 47.93% general partnership interest in NOARK, a 258-mile intrastate pipeline that ties the Claimant's distribution and gathering pipeline systems in northwest Arkansas to its distribution systems in northeast Arkansas and southeast Missouri. NOARK starts near Fort Smith, at the Fort Chaffee military reservation, and extends east through the Arkoma Basin and across northern Arkansas. A lateral from NOARK extends north and connects to AWG's distribution line in the Mountain Home area. NOARK crosses three interstate pipelines in northeast Arkansas and ends at an interconnection with Arkansas Western Pipeline Company's 8-mile interstate pipeline at the Arkansas/Missouri border. This pipeline transports gas from NOARK to Associated's distribution system.

Operating Properties:

ACREAGE AND PRODUCING WELLS

                                Undeveloped        Developed            Wells
                               Gross      Net     Gross     Net      Gross  Net
--------------------------------------------------------------------------------
Arkansas                      184,008   95,486  289,387  138,269     736   380.6
Louisiana                      15,874    8,938   10,748    3,214      10     5.2
Oklahoma                       23,746   15,946   69,835   36,214     465   241.6
Texas                          25,121   13,292   51,024   11,247      29     6.7
Other areas                     8,361    7,992    5,490    1,313      14     3.8
--------------------------------------------------------------------------------
                              257,110  141,654  426,484  190,257   1,254   637.9
================================================================================


GAS DISTRIBUTION SYSTEMS MILES OF PIPE

                                           AWG         Associated          Total
--------------------------------------------------------------------------------
Gathering                                  405                --             405
Transmission                               744               602           1,346
Distribution                             2,691             1,555           4,246
--------------------------------------------------------------------------------
                                         3,840             2,157           5,997
================================================================================