Form 10-K, Exhibit 13
period 1995-12-31
SOUTHWESTERN ENERGY CO
filed 1996-03-29
CIK 7332

Management's Discussion and Analysis of Financial Condition and
Results of Operations

RESULTS OF OPERATIONS

     Net income in 1995 was $11.2 million, or $.45 per share, down from $25.1 million, or $.98 per share, in 1994. Net income in 1993 was $27.1 million, or $1.05 per share. Net income in 1995 includes an extraordinary loss (net of tax benefit) of $.3 million, or $.01 per share, incurred in connection with the early call of the Company's 10.63% Senior Notes due September 30, 2001. The comparative 1993 number excludes the cumulative effect of a change in accounting for income taxes which was recorded in the first quarter of 1993. Operating results for 1993 also included an adjustment of $1.7 million, or $.07 per share, to decrease net income and record the effect on accumulated deferred income taxes of a legislated increase in the federal corporate income tax rate. There were no accounting changes or extraordinary items recorded in 1994.

     The decline in 1995 earnings was caused primarily by the generally low level of gas prices and a decline in natural gas production. The decrease in 1994 earnings, as compared to 1993, resulted as lower gas prices and much warmer weather offset the favorable effect of a year-to-year increase in natural gas production. Lower gas prices in 1995 and 1994 reflected both the general decline in spot market prices and the effect of a settlement approved by the Arkansas
Public Service Commission (APSC) to resolve a dispute concerning the Company's pricing of intersegment sales (the Gas Cost Settlement). The Gas Cost Settlement, which was effective July 1, 1994, increased the volumes which could be sold by the Company's exploration and production segment to its gas distribution segment, but made the sales price equal to a spot market index plus a premium. The index-based pricing has to date resulted in a lower intersegment sales price. The Gas Cost Settlement and the increases in recent years in sales of gas production to unaffiliated purchasers have both caused earnings to become more sensitive to changes in the market price for natural gas. Revenues and operating income for the Company's major business segments are shown in the following table.

                                            1995            1994            1993
--------------------------------------------------------------------------------
                                                      (in thousands)
REVENUES
Exploration  and  production            $ 63,523        $ 80,123        $ 79,374
Gas distribution                         119,855         127,060         131,892
Other                                        336             308             262
Eliminations                             (30,603)        (37,305)        (36,684)
--------------------------------------------------------------------------------
                                        $153,111        $170,186        $174,844
================================================================================
OPERATING  INCOME
Exploration  and  production            $ 20,523        $ 38,888        $ 42,608
Gas distribution                          11,133          13,386          15,261
Corporate expenses                          (468)           (192)           (305)
--------------------------------------------------------------------------------
                                        $ 31,188        $ 52,082        $ 57,564
================================================================================

EXPLORATION AND PRODUCTION REVENUES

     The Company's exploration and production revenues decreased 21% in 1995 and increased 1% in 1994. The decrease in 1995 was due to lower average gas prices and a decline in the Company's offshore gas production. The slight increase in 1994 was due to increases in natural gas and oil production, offset by lower average prices.

     Gas  production  decreased 8% to 34.5 billion cubic feet (Bcf) in 1995 from
37.7 Bcf in 1994. Gas production in 1994 increased by 6% from 35.7 Bcf in 1993. Sales from the Company's offshore properties were 2.7 Bcf in 1995, compared to
5.6 Bcf in 1994 and 6.3 Bcf in 1993. Sales in 1994 were helped by the start of production from a new offshore platform which was completed late in 1993. Sales from the Company's onshore production were 31.8 Bcf in 1995, down slightly from
32.1 Bcf in 1994. Sales from onshore production were 29.4 Bcf in 1993. Production from producing properties acquired in 1994 and 1995 largely offset declines in production from the Company's other onshore properties during 1995, including an unexpected decline from the Earl Chauvin No. 1 well, a 1993 discovery in southeast Louisiana.

                                            1995            1994            1993
--------------------------------------------------------------------------------
GAS PRODUCTION
Affiliated sales (Bcf)                      13.9            13.9            12.8
Unaffiliated sales (Bcf)                    20.6            23.8            22.9
--------------------------------------------------------------------------------
                                            34.5            37.7            35.7
--------------------------------------------------------------------------------
Average price per Mcf                      $1.72           $2.04           $2.18
================================================================================
OIL PRODUCTION
Unaffiliated sales (MBbls)                   229             200              97
--------------------------------------------------------------------------------
Average price per Bbl                     $17.15          $15.89          $17.20
================================================================================

     Gas sales to unaffiliated purchasers were 20.6 Bcf in 1995, down from 23.8 Bcf in 1994. Gas sales to unaffiliated purchasers were 22.9 Bcf in 1993. The decrease in 1995 sales to unaffiliated purchasers was primarily the result of decreased production from the Company's Gulf Coast properties, as discussed above. Sales to unaffiliated purchasers are made under contracts which reflect current short-term prices and which are subject to seasonal price swings. The Company uses natural gas price hedges on a limited basis to reduce the Company's exposure to the risk of changing prices.

     Deliveries for injection into storage and the Gas Cost Settlement increased the demand of the Company's utility distribution systems for gas supply in 1995 and 1994, as compared to 1993. Intersegment sales to Arkansas Western Gas Company (AWG), the utility subsidiary which operates the Company's northwest Arkansas utility system, were 8.5 Bcf in 1995, 8.8 Bcf in 1994, and 7.1 Bcf in 1993. The Company's gas production provided approximately 65% of AWG's requirements in 1995, 64% in 1994, and approximately 57% in 1993. Additionally, in 1995, 1994, and 1993, the Company sold .6 Bcf, .5 Bcf, and .7 Bcf, respectively, of gas to AWG for its spot market purchasing program.

     The Company's sales to AWG under the spot market purchasing program are based upon competitive bids and generally reflect current spot market prices. Most of the remaining sales to AWG's system are pursuant to a long-term contract entered into in 1978 and which was amended and restated in 1994 as a result of the Gas Cost Settlement, discussed more fully below under "Regulatory Matters." Other sales to AWG are made under long-term contracts with flexible pricing provisions.

     The  Company's   intersegment  sales  to  Associated  Natural  Gas  Company
(Associated), a division of AWG which operates the

Company's natural gas distribution systems in northeast Arkansas and parts of Missouri, were 5.4 Bcf in 1995, 5.1 Bcf in 1994, and 5.7 Bcf in 1993. Deliveries to Associated increased in 1995 due to colder weather in the heating season and decreased in 1994 due to warmer weather. Effective October, 1990, one of the Company's exploration and production subsidiaries entered into a ten-year contract with Associated to supply its base load system requirements at a price to be redetermined annually. The sales price under this contract was $1.90 per thousand cubic feet (Mcf) from inception of the contract through the first nine months of 1993, $2.385 per Mcf for the contract period ending September 30, 1994, $2.20 per Mcf for the contract period ending September 30, 1995, and is currently $1.785 per Mcf.

     The overall average price received at the wellhead for the Company's gas production was $1.72 per Mcf in 1995, $2.04 per Mcf in 1994, and $2.18 per Mcf in 1993. The decline in the average price received since 1993 reflects declines in average annual spot market prices, an increase in the proportionate share of the Company's production sold at spot market prices and under long-term contracts with market-sensitive pricing, and the effect of the Gas Cost Settlement. Natural gas prices were higher at December 31, 1995, as compared to the prior year-end, primarily due to colder than normal weather experienced across the country. The colder weather continued into early 1996 and has had a positive impact on average prices received to-date in 1996, as compared to 1995. As described above, a significant portion of the Company's gas pro-duction is sold under long-term contracts to its gas distribution subsidiary. In the past, the fixed prices received under these sales arrangements helped reduce the effects of fluctuations in spot market prices for natural gas. Going forward, the Company expects increased volatility and seasonality in its operating results as the majority of its gas sales will be tied to spot market prices. In the future, the Company expects the overall average price it receives for its total production to be generally higher than average spot market prices due to the premiums over spot which it receives under the long-term contracts covering its intersegment sales. Future changes in revenues from sales of the Company's gas production will be dependent upon changes in the market price for gas, access to new markets, maintenance of existing markets, and additions of new gas reserves.

     The Company expects future increases in its gas production to come primarily from sales to unaffiliated purchasers. While the Company experienced a decline in gas production in 1995, it does expect over the long term to return to a trend of increasing gas production. However, the Company is unable to predict changes in the market demand and price for natural gas, including changes which may be induced by the effects of weather on demand of both affiliated and unaffiliated customers for the Company's production. Additionally, the Company holds a large block of undeveloped leasehold acreage and producing acreage which will continue to be developed in the future. The Company's exploration programs have been directed almost exclusively toward natural gas in recent years. The Company will continue to concentrate on developing and acquiring gas reserves, but will also selectively seek opportunities to participate in projects oriented toward oil production.

GAS DISTRIBUTION REVENUES

     Gas distribution revenues fluctuate due to the pass-through of cost of gas increases and decreases, and due to the effects of weather. Because of the corresponding changes in purchased gas costs, the revenue effect of the pass-through of gas cost changes has not materially affected net income.

                                            1995            1994            1993
--------------------------------------------------------------------------------
GAS DISTRIBUTION SYSTEMS
Throughput (Bcf)
   Sales volumes                            27.4            26.3            26.8
   Transportation volumes
     End-use                                 5.2             4.8             5.6
     Off-system                              9.8            10.7            11.7
--------------------------------------------------------------------------------
                                            42.4            41.8            44.1
--------------------------------------------------------------------------------
Average number of sales customers        164,672         159,897         155,944
--------------------------------------------------------------------------------
Heating weather--degree days               4,376           4,161           4,929
--------------------------------------------------------------------------------
Average sales rate per Mcf                 $4.12           $4.57           $4.65
================================================================================

     Gas distribution revenues decreased by 6% in 1995 and by 4% in 1994. The decrease in 1995 resulted from lower purchased gas costs caused in part by the Gas Cost Settlement, which more than offset the effects of strong customer growth and weather which was 5% colder than the prior year. The decrease in 1994 was due to lower purchased gas costs and weather which was 16% warmer than in 1993, partially offset by customer growth.

     In 1995, AWG sold 17.1 Bcf to its customers at an average rate of $3.93 per Mcf, compared to 16.3 Bcf at $4.25 per Mcf in 1994 and 17.1 Bcf at $4.40 per Mcf in 1993. Additionally, AWG transported 4.3 Bcf in 1995, 4.0 Bcf in 1994, and 3.9 Bcf in 1993 for its end-use customers. Associated sold 10.3 Bcf to its customers in 1995 at an average rate of $4.45 per Mcf, compared to 10.0 Bcf in 1994 at $5.10 per Mcf and 9.7 Bcf at $5.08 per Mcf in 1993. Associated transported .9 Bcf for its end-use customers in 1995, compared to .8 Bcf in 1994 and 1.7 Bcf in 1993. The increase in volumes sold and transported in 1995 for both AWG and Associated resulted from colder weather and from increases in the average number of customers. The decrease in the average sales rate since 1993 for AWG and the decrease in 1995 for Associated reflect the decline in the average cost of gas purchased for delivery to the Company's customers.

     Total deliveries to industrial customers of AWG and Associated, including transportation volumes, increased to 13.0 Bcf in 1995, from 12.3 Bcf in 1994 and
11.7 Bcf in 1993. The steady increase reflects both the success of the Company's industrial marketing efforts and the continued economic strength of its service territory.

     AWG also transported 9.8 Bcf of gas through its gatheringsystem in 1995 for off-system deliveries, all to the NOARK Pipeline System (NOARK), compared to
10.7 Bcf in 1994 and 11.7 Bcf in 1993. The average transportation rate was approximately $.13 per Mcf, exclusive of fuel, in all years.

     Gas distribution revenues in future years will be impacted by both customer growth and rate increases allowed by regulatory commissions. In recent years, AWG has experienced customer growth of approximately 3.5% to 4.0% annually, while Associated

Management's Discussion and Analysis of Financial Conditon and
Results of Operations continued

has experienced customer growth of approximately 1% annually. Based on current economic conditions in the Company's service territories, the Company expects this trend in customer growth to continue. AWG filed an application with the APSC on January 30, 1996, for a rate increase of $7.2 million annually. The APSC has ten months in which to reach a decision on the amount of the rate increase to be approved. As a result, any increase granted will likely not become effective until late 1996. The Company anticipates filing a rate increase request for Associated's operations in late 1996. Rate increase requests which may be filed in the future will depend on customer growth, increases in operating expenses, and additional investments in property, plant and equipment.

REGULATORY MATTERS

     During 1994, the Company entered into the Gas Cost Settlement with the Staff of the APSC and the Office of the Attorney General of the State of Arkansas concerning certain issues that had been outstanding before the APSC for the previous four years. These gas cost issues were first raised by the APSC in December, 1990, in connection with its approval of an AWG rate increase. The issues involved the price of gas sold under a long-term contract between AWG and one of the Company's gas producing subsidiaries. The terms of the Gas Cost Settlement became effective as of July 1, 1994, and were approved by the APSC on January 5, 1995. Under the Gas Cost Settlement, the price paid by AWG is tied to a monthly spot market index plus a premium. Given current market conditions, the new pricing provision results in a reduced sales price. That effect is offset in part by provisions of the Gas Cost Settlement which allow additional volumes to be sold under the amended contract. The amended contract provides for volumes equal to the historical level of sales under the contract to be sold at the spot market index plus a pre-mium of $.95 per Mcf, while incremental sales volumes receive a premium of $.50 per Mcf. In 1995, approximately 7.7 Bcf (net to the Company's interest) was sold under the contract, compared to approximately 8.1 Bcf and 6.0 Bcf in 1994 and 1993, respectively. Other significant terms of the Gas Cost Settlement preclude the parties thereto from asking for refunds, transfer certain of AWG's natural gas storage facilities to another subsidiary of the Company, and precluded AWG from filing an application for a rate increase for its northwest Arkansas system before January, 1996.

     Associated received an order on July 14, 1995, from the Missouri Public Service Commission (MPSC) disallowing the recovery of approximately $2.0 million of gas costs, the result of gas cost audits covering the five-year period ending August 31, 1993. Of the total disallowed, $1.5 million represented a portion of the difference between the price paid by Associated under its long-term firm contract with one of the Company's gas producing subsidiaries (described above under "Exploration and Production Revenues") and a spot market index price for gas delivered into an interstate pipeline operating in the Arkoma Basin. The balance of $.5 million disallowed represented take-or-pay charges passed through to Associated by its interstate suppliers and allocable to transportation customers of Associated. These take-or-pay charges resulted from pipeline deregulation pursuant to Order No. 636 of the Federal Energy Regulatory Commission, issued in April, 1992, which is a comprehensive set of regulations designed to encourage compe-tition and continue the significant restructuring of the interstate natural gas pipeline industry. Prior to Order No. 636, Associated purchased portions of its gas supply from interstate pipelines under firm long-term supply contracts. The APSC had previously reviewed the costs charged to Arkansas ratepayers under this contract and found them to be proper and allowable for recovery. Associated has appealed the MPSC's decision to the Circuit Court of Cole County, Missouri, and that court has stayed the MPSC's order and has directed Associated to pay the money to be refunded under the MPSC's order into the registry of the court while the appeal is pending. The MPSC Staff has also recommended the disallowance of an additional $.7 million of gas costs as a result of an audit for the year ended August, 1994. The MPSC has not yet issued an order in connection with that recommendation. The Company does not expect the ultimate outcome of these matters to have a material adverse impact on the results of operations or the financial position of the Company.

     AWG also purchases gas from unaffiliated producers under take-or-pay contracts. Currently, the Company believes that it does not have a significant exposure to liabilities resulting from these contracts, although such exposure has increased in recent years as a result of a decline in its gas purchase requirements which has occurred as some of its large business customers converted to a transportation service offered by AWG and began to obtain their own gas supplies directly from other sources. The Company expects to be able to continue to satisfactorily manage its exposure to take-or-pay liabilities.

OPERATING COSTS AND EXPENSES

     The Company's operating costs and expenses increased by 3% in 1995 and by 1% in 1994. The increase in 1995 was due primarily to increased purchased gas costs related to increased utility deliveries, increased general and administrative expenses, and increased production costs. General and administrative expenses increased due to inflationary increases in payroll and other costs and from personnel additions in the Company's exploration and production segment. Increased production costs in the exploration and production segment are related to workovers of producing wells and higher operating costs associated with the Company's expansion into areas outside of Arkansas. The slight increase in 1994 resulted from increased depreciation, depletion and amortization expense (DD&A), primarily related to the Company's exploration and production segment, and increased utility operating expenses, offset by lower purchased gas costs related to lower prices paid for gas supplies. Purchased gas costs are one of the largest expense items in each year, typically representing 30% to 40% of the Company's total operating costs and expenses. Purchased gas costs are influenced primarily by changes in requirements for gas sales of the gas distribution segment, the price and mix of gas purchased, and the timing of recoveries of deferred purchased gas costs.

     The Company follows the full cost method of accounting for the exploration, development, and acquisition of oil and gas properties. DD&A is calculated using the units-of-production method. The Company's annual gas and oil production, as well as the amount of proved reserves owned by the Company and the costs associated with adding those reserves, are all components of the amortization calculation. DD&A for the exploration and production segment in 1995 decreased slightly from 1994 as an increase in the amortization rate per unit was offset by a decline in total units produced. DD&A increased 15% in 1994 due both to an increase in units produced and an increase in the amortization rate per unit. The margin between the Company's full cost ceiling and the financial statement carrying value of the Company's gas and oil properties was slightly higher at December 31, 1995, as compared to December 31, 1994, due primarily to a higher level of market prices for gas at year-end 1995. The margin was eroded substantially during 1994 as a result of very low average gas prices in effect at December 31, 1994. Market prices, production rates, levels of reserves, and the evaluation of costs excluded from amortization all influence the calculation of the full cost ceiling. A 15% to 20% decline in gas prices from year-end 1995 levels or other factors, without other mitigating circumstances, could cause a future write-down of capitalized costs and a noncash charge against earnings.

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

OTHER COSTS AND EXPENSES

     Interest costs were up 26% in 1995, as compared to 1994, due to both an increase in long-term debt and higher average interest rates. The increase in long-term debt is discussed below in "Liquidity and Capital Resources." Interest capitalized increased by 54% in 1995 due primarily to higher capital expenditures in the exploration and production segment where interest is capitalized on costs excluded from amortization. Interest costs were slightly lower in 1994, as compared to 1993, due to lower average borrowings on the Company's revolving credit facilities through most of the year, partially offset by higher average interest rates.

     The change in other income in 1995, as compared to 1994, relates to a decrease in the Company's share of operating losses incurred by NOARK, partially offset by accruals for potential liabilities relating to certain regulatory gas cost issues and other legal matters. The change in other income during 1994, as compared to 1993, relates primarily to the Company's share of operating losses incurred by NOARK. The Company, through a subsidiary, holds a 47.93% general partnership interest in NOARK and is the pipeline's operator (See Note 7 of the financial statements for additional discussion). NOARK became operational in late 1992 and extends across northern Arkansas, crossing three major interstate pipelines. NOARK has been operating below capacity and generating losses since it was placed in service. The Company's share of the pretax loss from operations for NOARK included in other income was $.7 million in 1995, $2.8 million in 1994, and $1.8 million in 1993. The 1995 pretax loss included $2.9 million of income for the Company's share of a $6.0 million settlement of contract issues with one of NOARK's transporters, as discussed below. Deliveries are currently being made by NOARK to portions of AWG's distribution system, to Associated, and to the interstate pipelines with which NOARK interconnects. In 1995, NOARK had an average daily throughput of 86 million cubic feet of gas per day (MMcfd), compared to 82 MMcfd in 1994 and 79 MMcfd in 1993. NOARK has a total transportation capacity of approximately 141 MMcfd. AWG has contracted for 41 MMcfd of firm capacity on NOARK under a ten-year transportation contract, with seven years remaining on its original term. The contract is renewable year-to-year until terminated by 180 days' notice. NOARK also had a five-year transportation contract with Vesta Energy Company (Vesta) covering the marketer's commitment for 50 MMcfd of firm transportation. The Company's exploration and production segment was supplying 25 MMcfd of the volumes transported by Vesta under that agreement. In late 1993, Vesta filed suit against NOARK, the Company, and certain of its affiliates, and, effective January 1, 1994, ceased transporting gas under its contract with NOARK. In late 1995, the suit was settled prior to going to trial. In exchange for a $6.0 million payment to NOARK, Vesta was released from its obligations under its firm transportation agreement and its contract with the Company's affiliates.

     The APSC has established a maximum transportation rate of approximately $.285 per dekatherm for NOARK based on its original construction cost estimate of approximately $73 million. Due to construction conditions and the addition of a compressor station, the ultimate cost of the pipeline exceeded the original estimate by approximately $30 million. NOARK competes primarily with two interstate pipelines in its gathering area. One of those elected to become an open access transporter subsequent to NOARK's start of construction. The increased availability of interruptible transportation service has intensified the competitive environment within which NOARK operates. The Company expects further losses from its equity investment in NOARK until the pipeline is able to increase its level of throughput and until improvement occurs in the competitive conditions which determine the transportation rates NOARK can charge. The Company and the other partners of NOARK are currently investigating several options which would improve NOARK's future financial prospects. However, the

Management's Discussion and Analysis of Financial Condition and
Results of Operations continued

Company believes that no write-down of its investment in NOARK is appropriate at this time and that it will realize its investment in NOARK over the life of the system.

     The Company's effective income tax rate was 38.6% in 1995, 38.5% in 1994, and 42.3% in 1993. The rate was higher in 1993 because the Company's deferred tax provision included $1.7 million of expense for the legislated increase in the maximum federal corporate income tax rate.

LIQUIDITY AND CAPITAL RESOURCES

     The Company continues to depend principally on internally generated funds as its major source of liquidity. However, the Company has sufficient ability to borrow additional funds to meet its short-term seasonal needs for cash, to finance a portion of its routine spending, if necessary, or to finance other extraordinary investment opportunities which might arise. In 1995, 1994, and 1993, net cash provided from operating activities totaled $55.9 million, $66.6 million, and $70.2 million, respectively. The primary components of cash generated from operations are net income, depreciation, depletion and amortization, and the provision for deferred income taxes. Net cash from operating activities provided 59% of the Company's capital requirements for routine capital expenditures, cash dividends, and scheduled debt retirements in 1995, 92% in 1994, and in excess of 100% in 1993.

     Dividends paid to common shareholders in 1995 were $6.0 million, compared to $6.2 million in 1994 and $5.7 million in 1993. In July, 1993, the Board of Directors increased the quarterly dividend on the Company's common stock by 20% to $.06 per share from $.05 per share.

     In February, 1995, the Board of Directors authorized the repurchase of up to $30.0 million of the Company's common shares. The Company repurchased 1,000,000 shares during 1995 at an average cost of $14.26, using its revolving credit facilities to fund the share repurchase. Shares repurchased will be held in treasury and may be used for general corporate purposes, including issuance under option plans. The Company does not at present have definite plans to repurchase additional shares, but may purchase additional shares from time to time, depending on market conditions.

     Changes in the Company's liquidity in future years are expected to be related primarily to changes in cash flow generated from its operations.

CAPITAL EXPENDITURES

     Capital expenditures totaled $101.6 million in 1995, $76.9 million in 1994, and $59.2 million in 1993. In 1995 and 1994, expenditures for the exploration and production segment included $6.0 million and $13.9 million, respectively, for acquisitions of reserves in place.


                                            1995            1994            1993
--------------------------------------------------------------------------------
                                                       (in thousands)

CAPITAL EXPENDITURES
Exploration and production              $ 82,237         $55,449         $37,411
Gas distribution                          18,523          17,577          19,892
Other                                        866           3,828           1,916
--------------------------------------------------------------------------------
                                        $101,626         $76,854         $59,219
================================================================================

     The Company generally intends to adjust its level of routine capital expenditures depending on the expected level of internally generated cash and the level of debt in its capital structure. The Company expects that its level of capital spending will be adequate to allow the Company to maintain its present markets, explore and develop existing gas and oil properties as well as generate new drilling prospects, and finance improvements necessary due to normal customer growth in its gas distribution segment.

     Capital spending planned for 1996 totals $86.4 million, a decrease of 15% from 1995, consisting of $71.0 million for gas and oil exploration, $13.5 million for gas distribution system expenditures, and $1.9 million for general purposes. The gas and oil expenditures consist of $24.5 million for development drilling, including $14.5 million for the Company's Arkansas program, $20.0 million for producing property acquisitions, and a total of $12.4 million for exploratory drilling and seismic data acquisition.

FINANCING REQUIREMENTS

     Two floating rate revolving credit facilities provide the Company access to $80.0 million of variable rate long-term capital. Borrowings outstanding under these credit facilities totaled $22.9 million at the end of 1995 and $52.3 million at the end of 1994.

     In November, 1995, the Company filed a shelf registration statement with the Securities and Exchange Commission for the issuance of up to $250.0 million of senior unsecured debt securities. Effective December 1, 1995, the Company issued under the shelf registration statement $125.0 million of 6.70% Senior Notes due 2005. Proceeds from the issuance of these notes were used primarily to repay certain borrowings under the Company's revolving credit facilities. The facilities had been drawn on to prepay the Company's 10.63% Senior Notes, to repurchase 1,000,000 shares of the Company's common stock, as described above, and to fund the Company's capital spending program. Additional debt securities may be issued in the future under the shelf registration statement as circumstances dictate. The Company's public notes were rated BBB+ by Standard and Poor's and Baa2 by Moody's Investor Service.

     The Company and an affiliate of the other general partner of NOARK are required to severally guarantee the availability of certain minimum cash balances to service NOARK's 9.7375% Senior Secured Notes. These notes are held by a major insurance company which also has a 20% limited partnership interest in NOARK. The notes had a balance of $56.7 million at December 31, 1995, with final maturity in 2009. NOARK also has an unsecured long-term revolving credit agreement with a group of banks which provides the partnership access to $30.0 million of additional funds. Amounts outstanding under this credit arrangement were $23.2 million at December 31, 1995, and $29.6 million at December 31, 1994. Amounts borrowed under the long-term revolving credit agreement are severally guaranteed by the Company and an affiliate of the other general partner. The Company's share of the several guarantee of the notes and the line of credit is 60%. In 1995, the Company advanced $5.0 million to NOARK to fund its share of debt service payments. The Company expects to advance $1.0 to $1.5 million to NOARK during 1996 in connection with its guarantees. The anticipated contributions in 1996 are less than the 1995 amount due to the receipt by NOARK of the $6.0 million settlement payment from Vesta in December, 1995, as discussed above. The cash received was used by NOARK to pay down its revolving credit facility. The credit facility will be used in 1996 to help fund NOARK's long-term debt service payments before additional partner advances are called for.

     Under its existing debt agreements, the Company may not issue long-term debt in excess of 65% of its total capital and may not issue total debt in excess of 70% of its total capital. To issue additional long-term debt, the Company must also have, after giving effect to the debt to be issued, a ratio of earnings to fixed charges of at least 1.50 or higher. At the end of 1995, the capital structure consisted of 51.6% debt (excluding the current portion of long-term debt and the Company's several guarantee of NOARK's obligations) and 48.4% equity, with a ratio of earnings to fixed charges of 1.9.

     The percentage of debt in the Company's capital structure may in the near term increase from the current level as the Company funds expenditures which will not generate cash flow until future periods, such as the acquisition of seismic data. Over the longer term, the Company expects to lower the debt portion of its capital structure through its policy of adjusting its routine capital spending. The Company will continue to use additional debt to address extraordinary needs or opportunities, such as attractive acquisitions of gas and oil properties. Additionally, the Company may use its existing revolving credit facilities to meet seasonal or short-term requirements related to its capital expenditures.

WORKING CAPITAL

     The Company maintains access to funds which may be needed to meet seasonal requirements through the revolving lines of credit explained above. The Company had net working capital of $18.5 million at the end of 1995, and $8.9 million at the end of 1994. Current assets increased by 29% to $63.9 million in 1995, while current liabilities increased 12% to $45.4 million. The increase in current assets at December 31, 1995, was due primarily to increases in income taxes receivable, inventories, and accounts receivable. The increase in accounts receivable was due to higher weather-related sales at year-end 1995. The increase in income taxes receivable relates to the carryback of a 1995 tax net operating loss which resulted from lower operating income and higher intangible drilling costs. Intangible drilling costs are deductible currently for tax purposes, but are capitalized and amortized over future periods for financial reporting purposes. The increase in inventories since December 31, 1994, is the result of injections of purchased gas into the Company' s unregulated underground storage facility. The Company has been withdrawing and selling this gas during the first quarter of 1996. The increase in current liabilities resulted primarily from an increase in accounts payable, an increase in taxes (other than income) payable, and an increase in over-recovered purchased gas costs, offset by a decrease in the current portion of long-term debt. The increase in accounts payable resulted primarily from increased amounts due for gas purchases which resulted from the higher weather-related sales in the gas distribution segment, a higher level of exploration and production capital expenditures, and from the timing of payments. Over-recovered purchased gas costs will be refunded to the Company's utility customers over future periods through the automatic cost of gas adjustment clauses in the Company's filed rate tariffs.

     This discussion and analysis of financial condition and results of operations includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. The Company believes that its expectations are based on reasonable assumptions. No assurances, however, can be given that its goals will be achieved. Important factors that could cause actual results to differ materially from those in the forward-looking statements herein include (1) the timing and extent of changes in commodity prices for gas and oil, (2) the extent of the Company's success in discovering, developing, and producing reserves, (3) the effects of weather and regulation on the Company's gas distribution segment, and
(4) conditions in capital markets, availability of oil field services, drilling rigs, and other equipment, as well as other competitive factors during the periods covered by the forward-looking statements.

Report of Independent Auditors

To the Board of Directors and Shareholders of Southwestern Energy Company:

     We have audited the consolidated balance sheets of SOUTHWESTERN ENERGY COMPANY (an Arkansas corporation) AND SUBSIDIARIES as of December 31, 1995 and 1994, and the related consolidated statements of income, retained earnings, and cash flows for each of the three years in the period ended December 31, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Southwestern Energy Company and Subsidiaries as of December 31, 1995 and 1994, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1995, in conformity with generally accepted accounting principles.

     As discussed in Notes 3 and 4 to the consolidated financial statements, effective January 1, 1993, the Company changed its methods of accounting for income taxes and for postretirement benefits other than pensions.



ARTHUR ANDERSEN LLP


Tulsa, Oklahoma
February 5, 1996

Statements of Income
Southwestern Energy Company and Subsidiaries


For the Years Ended December 31                                                             1995           1994          1993
-----------------------------------------------------------------------------------------------------------------------------
                                                                                     ($ in thousands, except per share amounts)
OPERATING REVENUES
Gas sales                                                                               $142,455       $160,463      $166,164
Oil sales                                                                                  3,924          3,178         1,662
Gas transportation                                                                         4,964          4,721         5,177
Other                                                                                      1,768          1,824         1,841
-----------------------------------------------------------------------------------------------------------------------------
                                                                                         153,111        170,186       174,844
-----------------------------------------------------------------------------------------------------------------------------
OPERATING COSTS AND EXPENSES
Purchased gas costs                                                                       37,133         36,395        42,962
Operating and general                                                                     44,436         42,506        40,093
Depreciation, depletion and amortization                                                  35,992         35,546        30,944
Taxes, other than income taxes                                                             4,362          3,657         3,281
-----------------------------------------------------------------------------------------------------------------------------
                                                                                         121,923        118,104       117,280
-----------------------------------------------------------------------------------------------------------------------------
OPERATING INCOME                                                                          31,188         52,082        57,564
-----------------------------------------------------------------------------------------------------------------------------
INTEREST EXPENSE
Interest on long-term debt                                                                12,984          9,962        10,090
Other interest charges                                                                       639            504           483
Interest capitalized                                                                      (2,456)        (1,599)       (1,548)
-----------------------------------------------------------------------------------------------------------------------------
                                                                                          11,167          8,867         9,025
-----------------------------------------------------------------------------------------------------------------------------
OTHER INCOME (EXPENSE)                                                                    (1,227)        (2,362)       (1,657)
-----------------------------------------------------------------------------------------------------------------------------
INCOME BEFORE INCOME TAXES, EXTRAORDINARY ITEM AND CUMULATIVE
   EFFECT OF ACCOUNTING CHANGE                                                            18,794         40,853        46,882
-----------------------------------------------------------------------------------------------------------------------------
INCOME TAXES
Current                                                                                   (4,908)         9,288        13,704
Deferred                                                                                  12,167          6,441         6,128
-----------------------------------------------------------------------------------------------------------------------------
                                                                                           7,259         15,729        19,832
-----------------------------------------------------------------------------------------------------------------------------
INCOME BEFORE EXTRAORDINARY ITEM AND CUMULATIVE EFFECT OF ACCOUNTING CHANGE               11,535         25,124        27,050
EXTRAORDINARY LOSS DUE TO EARLY RETIREMENT OF DEBT (NET OF $185 TAX BENEFIT)                (295)            --            --
CUMULATIVE EFFECT OF CHANGE IN ACCOUNTING FOR INCOME TAXES                                    --             --        10,126
-----------------------------------------------------------------------------------------------------------------------------
NET INCOME                                                                             $  11,240      $  25,124     $  37,176
=============================================================================================================================
EARNINGS PER SHARE
Income before extraordinary item and cumulative effect of accounting change                 $.46           $.98         $1.05
Extraordinary loss due to early retirement of debt (net of $185 tax benefit)                (.01)            --            --
Cumulative effect of change in accounting for income taxes                                    --             --           .39
-----------------------------------------------------------------------------------------------------------------------------
NET INCOME                                                                                  $.45           $.98         $1.44
=============================================================================================================================
WEIGHTED AVERAGE COMMON SHARES OUTSTANDING                                            25,130,781     25,684,110    25,684,110
=============================================================================================================================

The accompanying notes are an integral part of the financial statements.

Balance Sheets
Southwestern Energy Company and Subsidiaries


December 31                                                                                                1995          1994
-----------------------------------------------------------------------------------------------------------------------------
                                                                                                             (in thousands)
ASSETS
Current Assets
Cash                                                                                                   $  1,498      $  1,152
Accounts receivable                                                                                      35,541        32,325
Income taxes receivable                                                                                   8,221         1,492
Inventories, at average cost                                                                             15,448        12,199
Other                                                                                                     3,188         2,353
-----------------------------------------------------------------------------------------------------------------------------
      Total current assets                                                                               63,896        49,521
-----------------------------------------------------------------------------------------------------------------------------
Investments                                                                                               9,114         4,877
-----------------------------------------------------------------------------------------------------------------------------
Property, Plant and Equipment, at cost
Gas and oil properties, using the full cost method, including $51,337,000 in 1995 and
   $20,751,000 in 1994 excluded from amortization                                                       517,979       435,570
Gas distribution systems                                                                                193,258       176,728
Gas in underground storage                                                                               32,616        36,629
Other                                                                                                    19,717        18,541
-----------------------------------------------------------------------------------------------------------------------------
                                                                                                        763,570       667,468
Less: Accumulated depreciation, depletion and amortization                                              277,751       242,008
-----------------------------------------------------------------------------------------------------------------------------
                                                                                                        485,819       425,460
-----------------------------------------------------------------------------------------------------------------------------
Other Assets                                                                                             10,264         6,216
-----------------------------------------------------------------------------------------------------------------------------
                                                                                                       $569,093      $486,074
=============================================================================================================================

LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities
Current portion of long-term debt                                                                      $  3,071      $  6,071
Accounts payable                                                                                         23,989        18,670
Taxes payable                                                                                             2,422         2,208
Customer deposits                                                                                         4,619         4,232
Over-recovered purchased gas costs, net                                                                   7,327         3,627
Other                                                                                                     3,982         5,827
-----------------------------------------------------------------------------------------------------------------------------
      Total current liabilities                                                                          45,410        40,635
-----------------------------------------------------------------------------------------------------------------------------
Long-Term Debt, less current portion above                                                              207,757       136,229
-----------------------------------------------------------------------------------------------------------------------------
Other Liabilities
Deferred income taxes                                                                                   115,461       100,288
Deferred investment tax credits                                                                           2,103         2,416
Other                                                                                                     3,858         3,050
-----------------------------------------------------------------------------------------------------------------------------
                                                                                                        121,422       105,754
-----------------------------------------------------------------------------------------------------------------------------
Commitments and Contingencies
-----------------------------------------------------------------------------------------------------------------------------
Shareholders' Equity
Common stock, $.10 par value; authorized 75,000,000 shares, issued 27,738,084 shares                      2,774         2,774
Additional paid-in capital                                                                               21,272        21,231
Retained earnings, per accompanying statements                                                          204,632       199,430
-----------------------------------------------------------------------------------------------------------------------------
                                                                                                        228,678       223,435
Less: Common stock in treasury, at cost, 3,036,735 shares in 1995 and
         2,053,974 shares in 1994                                                                        33,795        19,717
       Unamortized cost of restricted shares issued under stock incentive plan,
          34,807 shares in 1995 and 21,499 shares in 1994                                                   379           262
-----------------------------------------------------------------------------------------------------------------------------
                                                                                                        194,504       203,456
-----------------------------------------------------------------------------------------------------------------------------
                                                                                                       $569,093      $486,074
=============================================================================================================================

The accompanying notes are an integral part of the financial statements.

Statements of Cash Flows
Southwestern Energy Company and Subsidiaries


For the Years Ended December 31                                                            1995           1994          1993
-----------------------------------------------------------------------------------------------------------------------------
                                                                                                      (in thousands)
Cash Flows From Operating Activities
Net income                                                                              $ 11,240       $ 25,124      $ 37,176
Adjustments to reconcile net income to net cash
   provided by operating activities:
      Depreciation, depletion and amortization                                            36,272         35,825        31,223
      Deferred income taxes                                                               12,167          6,441         6,128
      Equity in loss of partnership                                                          696          2,818         1,788
      Cumulative effect of change in accounting for income taxes                              --             --       (10,126)
      Change in assets and liabilities:
         (Increase) decrease in accounts receivable                                       (3,216)         2,569          (589)
         (Increase) decrease in income taxes receivable                                   (6,729)        (5,354)        3,090
         Increase in inventories                                                          (3,249)        (2,619)       (1,544)
         Increase in accounts payable                                                      5,319          2,556         2,298
         Increase (decrease) in taxes payable                                                214           (379)           21
         Increase in customer deposits                                                       387            305           417
         Increase (decrease) in over-recovered purchased gas costs                         3,700           (560)         (286)
         Net change in other current assets and liabilities                                 (940)          (113)          603
-----------------------------------------------------------------------------------------------------------------------------
Net cash provided by operating activities                                                 55,861         66,613        70,199
-----------------------------------------------------------------------------------------------------------------------------
Cash Flows From Investing Activities
Capital expenditures                                                                    (101,626)       (76,854)      (59,219)
Investment in partnership                                                                 (4,968)        (2,319)           --
Decrease in gas stored underground                                                         4,013            542         9,119
Other items                                                                                2,814          3,200         1,599
-----------------------------------------------------------------------------------------------------------------------------
Net cash used in investing activities                                                    (99,767)       (75,431)      (48,501)
-----------------------------------------------------------------------------------------------------------------------------
Cash Flows From Financing Activities
Net proceeds from issuance of Senior Notes                                               121,978             --            --
Net increase (decrease) in revolving long-term debt                                      (29,400)        21,300       (15,500)
Retirement of 10.63% Senior Notes and prepayment premium                                 (24,958)            --            --
Payments on other long-term debt                                                          (3,071)        (6,000)         (835)
Purchase of treasury stock                                                               (14,259)            --            --
Dividends paid                                                                            (6,038)        (6,164)       (5,651)
-----------------------------------------------------------------------------------------------------------------------------
Net cash provided by (used in) financing activities                                       44,252          9,136       (21,986)
-----------------------------------------------------------------------------------------------------------------------------
Increase (decrease) in cash                                                                  346            318          (288)
Cash at beginning of year                                                                  1,152            834         1,122
-----------------------------------------------------------------------------------------------------------------------------
Cash at end of year                                                                     $  1,498       $  1,152      $    834
=============================================================================================================================

Statements of Retained Earnings
Southwestern Energy Company and Subsidiaries


For the Years Ended December 31                                                             1995           1994          1993
-----------------------------------------------------------------------------------------------------------------------------
                                                                                                      (in thousands)
Retained Earnings, beginning of year                                                    $199,430       $180,470      $148,945
Net income                                                                                11,240         25,124        37,176
Cash dividends declared ($.24 per share in 1995 and 1994, and $.22 per share in 1993)     (6,038)        (6,164)       (5,651)
-----------------------------------------------------------------------------------------------------------------------------
Retained Earnings, end of year                                                          $204,632       $199,430      $180,470
=============================================================================================================================

The accompanying notes are an integral part of the financial statements.

Notes to Financial Statements
December 31, 1995, 1994 and 1993

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

NATURE OF OPERATIONS AND CONSOLIDATION

     Southwestern Energy Company is a diversified natural gas company which operates principally in the exploration and production segment and the gas distribution segment of the natural gas industry. Approximately 75% of the Company's business is derived from the exploration and production segment based on operating income. The primary areas of operations for the exploration and production segment are the Arkoma Basin of Arkansas, the Gulf Coast areas of Louisiana and Texas, the Anadarko Basin of Oklahoma, and the Delaware Basin of New Mexico. The gas distribution segment operates in northwest and northeast Arkansas and parts of Missouri, and obtains approximately 60% of its gas supply from one of the Company's exploration and production subsidiaries. The customers of the gas distribution segment consist of residential, commercial, and industrial users of natural gas.

     The consolidated financial statements include the accounts of Southwestern Energy Company and its wholly-owned subsidiaries, Southwestern Energy Production Company, SEECO, Inc., Arkansas Western Gas Company, Southwestern Energy Pipeline Company, Arkansas Western Pipeline Company, and A.W. Realty Company. All significant intercompany accounts and transactions have been eliminated. The Company accounts for its general partnership interest in the NOARK Pipeline System, Limited Partnership (NOARK) using the equity method of accounting. In accordance with Statement of Financial Accounting Standards (SFAS) No. 71, "Accounting for the Effects of Certain Types of Regulation," the Company recognizes profit on intercompany sales of gas delivered to storage by its utility subsidiary. Certain reclassifications have been made to the prior years' financial statements to conform with the 1995 presentation.

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities, if any, at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

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

     Capitalized Interest-Interest is capitalized on the costs of unevaluated gas and oil properties excluded from amortization. In accor-dance with established utility regulatory practice, an allowance for funds used during construction of major projects is capitalized and amortized over the estimated lives of the related facilities.

GAS DISTRIBUTION REVENUES AND RECEIVABLES

     Customer receivables arise from the sale or transportation of gas by the Company's gas distribution subsidiary. The Company's gas distribution customers represent a diversified base of residential, commercial, and industrial users. Approximately 101,000 of these customers are served in northwest Arkansas and approximately 67,000 are served in northeast Arkansas and Missouri.

     The Company records gas distribution revenues on an accrual basis, as gas volumes are used, to provide a proper matching of revenues with expenses.

     The gas distribution subsidiary's rate schedules include purchased gas adjustment clauses whereby the actual cost of purchased gas above or below the level included in the base rates is permitted to be billed or is required to be credited to customers. Each month, the difference between actual costs of purchased gas and gas costs recovered from customers is deferred. The deferred differences are billed or credited, as appropriate, to customers in subsequent months.

GAS PRODUCTION IMBALANCES

     The exploration and production subsidiaries record gas sales using the entitlement method. The entitlement method requires revenue recognition of the Company's revenue interest share of gas production from properties in which gas sales are disproportionately allocated to owners because of marketing or other contractual arrangements. The Company's net imbalance position at December 31, 1995 and 1994 was not significant.

INCOME TAXES

     Deferred income taxes are provided to recognize the income tax effect of reporting certain transactions in different years for income tax and financial reporting purposes.

DERIVATIVES

     The Company has only limited involvement with derivative financial instruments and does not use them for trading purposes. They are used to manage defined interest rate and commodity price risks. There were no outstanding interest rate swap agreements at December 31, 1995 or 1994.

     The Company uses natural gas swap agreements to hedge sales of natural gas. Under the natural gas swap agreements, the Company makes or receives payments based on the differential between a specified price and the indicated market price of natural gas. Gains and losses resulting from hedging activities are recognized when the related physical natural gas transactions are recognized. Gains or losses from natural gas swap agreements that do not qualify for accounting treatment as hedges are recognized currently as other income or expense. Gains and losses resulting from natural gas swap agreements and hedging activities have not had a material impact on the Company's results of operations.

EARNINGS PER SHARE AND SHAREHOLDERS' EQUITY

     Earnings per common share are based on the weighted average number of common shares outstanding during each year.

     During 1995 the Company repurchased 1,000,000 shares of its common stock for $14.3 million, and issued under a compensatory plan and for stock awards 17,239 treasury shares with a weighted average cost of $.2 million.

(2) LONG-TERM DEBT

     Long-term debt as of December 31, 1995 and 1994 consisted of the following:

                                                                                                  1995            1994
--------------------------------------------------------------------------------------------------------------------------
                                                                                                        (in thousands)
SENIOR NOTES
 6.70% Series due December 1, 2005                                                                $125,000        $     --
 8.69% Series due December 4, 1997                                                                  22,500          22,500
 8.86% Series due in annual installments of $3.1 million through December 4, 2001                   18,428          21,500
 9.36% Series due in annual installments of $2.0 million beginning December 4, 2001                 22,000          22,000
10.63% Series                                                                                           --          24,000
--------------------------------------------------------------------------------------------------------------------------
                                                                                                   187,928          90,000
OTHER
Variable rate (6.33% at December 31, 1995)unsecured revolving credit arrangements with two banks    22,900          52,300
--------------------------------------------------------------------------------------------------------------------------
Total long-term debt                                                                               210,828         142,300
Less: Current portion of long-term debt                                                              3,071           6,071
--------------------------------------------------------------------------------------------------------------------------
                                                                                                  $207,757        $136,229
==========================================================================================================================

     In December, 1995, the Company issued $125.0 million of 6.70% fixed rate Senior Notes. The notes mature with a single payment due after ten years. The proceeds were used to repay certain borrowings of the Company. The Company incurred $3.0 million of costs associated with the issuance of this debt. This amount has been capitalized and will be amortized over the life of the notes.

     In November, 1995, the Company exercised its prepayment option on its 10.63% Senior Notes due September 30, 2001. Certain costsof the redemption were expensed in the fourth quarter of 1995 and are classified as an extraordinary loss, net of related income tax effects, in the accompanying financial statements.

     The Company has several prepayment options under the terms of its other Senior Notes. Prepayments made without premium are subject to certain limitations. Other prepayment options involve the payment of premiums based in some instances on market interest rates at the time of prepayment.

     At December 31, 1995, the Company had two variable rate facilities which make available $80.0 million of long-term revolving credit, of which $22.9 million was outstanding. Each facility allows the Company four interest rate options-the floating prime rate, a fixed rate tied to either short-term certificate of deposit or Eurodollar rates, or a fixed rate based on the lenders' cost of funds. The revolving credit facilities expire in 1998 and 1999. The Company intends to renew or replace the facilities prior to expiration.

     The terms of the long-term debt instruments and agreements contain covenants which impose certain restrictions on the Company, including limitation of additional indebtedness and restrictions on the payment of cash dividends. At December 31, 1995, approximately $103.0 million of retained earnings was available for payment as dividends.

     In 1992, the Company entered into a two-year interest rate swap agreement with a notional amount of $30.0 million to take advantage of low variable rates in relation to existing fixed rates on the Company's long-term debt. This interest rate swap agreement expired in 1994.

Notes to Financial Statements continued
Southwestern Energy Company and Subsidiaries

     Aggregate maturities of long-term debt for each of the years ending December 31, 1996 through 2000, are $3.1 million, $25.6 million, $16.1 million, $13.0 million, and $3.1 million. Total interest payments of $12.9 million, $10.2 million, and $10.3 million were made in 1995, 1994, and 1993, respectively.

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

     The provision for income taxes included the following components:

                                                                1995            1994            1993
----------------------------------------------------------------------------------------------------
                                                                           (in thousands)
Federal:
   Current                                                   $(5,436)       $  7,758         $11,514
   Deferred                                                   11,434           5,588           3,827
   Deferred tax adjustment for tax rate increase                  --              --           1,743
State:
   Current                                                       528           1,530           2,190
   Deferred                                                    1,046           1,054             752
Investment tax credit amortization                              (313)           (201)           (194)
----------------------------------------------------------------------------------------------------
Provision for income taxes                                   $ 7,259         $15,729         $19,832
====================================================================================================

     The provision for income taxes was an effective rate of 38.6% in 1995, 38.5% in 1994, and 42.3% in 1993. The following reconciles the provision for income taxes included in the consolidated statements of income with the provision which would result from application of the statutory federal tax rate to pretax financial income:

                                                                          1995            1994            1993
--------------------------------------------------------------------------------------------------------------
                                                                                      (in thousands)
Expected provision at federal statutory rate of 35%                     $6,578         $14,299         $16,409
Increase (decrease) resulting from:
   State income taxes, net of federal income tax benefit                 1,023           1,682           1,914
   Percentage depletion on gas and oil production                          (70)            (96)           (117)
   Adjustment to deferred taxes for tax rate increase                       --              --           1,743
   Investment tax credit amortization                                     (313)           (201)           (194)
   Other                                                                    41              45              77
--------------------------------------------------------------------------------------------------------------
Provision for income taxes                                              $7,259         $15,729         $19,832
==============================================================================================================

     The components of the Company's net deferred tax liability as of December 31, 1995 and 1994 were as follows:

                                                            1995            1994
--------------------------------------------------------------------------------
                                                               (in thousands)
Deferred tax liabilities:
   Differences between book and tax basis of property   $103,612        $ 89,289
   Stored gas differences                                  5,435           5,736
   Deferred purchased gas costs                              236           1,557
   Prepaid pension costs                                   1,561           1,628
   Book over tax basis in partnerships                     4,712           3,535
   Other                                                     971           1,095
--------------------------------------------------------------------------------
                                                         116,527         102,840
--------------------------------------------------------------------------------
Deferred tax assets:
   Accrued compensation                                      681             700
   Other                                                     644             370
--------------------------------------------------------------------------------
                                                           1,325           1,070
--------------------------------------------------------------------------------
Net deferred tax liability                              $115,202        $101,770
================================================================================

     Total income tax payments of $.9 million, $14.6 million, and $10.2 million were made in 1995, 1994, and 1993, respectively.

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

     Plan assumptions for 1995 and 1994 included an expected long-term rate of return on plan assets of 9%, a weighted average discount rate of 8.5% in 1995 and 7.5% in 1994 for the net pension cost computation, and a salary progression rate of 5%. The reconciliation of prepaid pension cost at December 31, 1995 utilizes a discount rate of 7.5% for future settlements.

     The following table sets forth the plan's funded status and amounts recognized in the Company's balance sheets at December 31, 1995 and 1994:

                                                                      1995            1994
------------------------------------------------------------------------------------------
                                                                         (in thousands)
Actuarial present value of benefit obligations:
   Vested benefits                                                $(25,789)       $(20,643)
   Nonvested benefits                                               (1,860)         (1,635)
------------------------------------------------------------------------------------------
   Accumulated benefit obligation                                  (27,649)        (22,278)
   Effect of projected future compensation levels                   (8,623)         (6,368)
------------------------------------------------------------------------------------------
   Projected benefit obligation                                    (36,272)        (28,646)
Plan assets at fair value, primarily common stocks and bonds        49,570          36,675
------------------------------------------------------------------------------------------
Plan assets in excess of projected benefit obligation               13,298           8,029
Unrecognized net gain                                               (8,956)         (3,617)
Unrecognized net asset                                                (952)         (1,135)
Unrecognized prior service cost                                        397             454
------------------------------------------------------------------------------------------
Prepaid pension cost                                              $  3,787        $  3,731
==========================================================================================

     Net  pension  cost  for  1995,   1994,  and  1993  included  the  following
components:

                                                                1995            1994            1993
----------------------------------------------------------------------------------------------------
                                                                            (in thousands)
Service costs (benefits earned during the period)           $  1,101         $ 1,217         $   897
Interest cost on projected benefit obligation                  2,316           2,280           1,999
Actual return on plan assets                                 (15,172)           (791)         (2,819)
Net amortization and deferral                                 11,699          (2,643)           (673)
----------------------------------------------------------------------------------------------------
Net pension cost (credit)                                   $    (56)        $    63         $  (596)
====================================================================================================

     The Company also has a supplemental retirement plan which provides for certain pension benefits. Net pension cost recorded for this plan was $221,000, $201,000, and $628,000 in 1995, 1994, and 1993, respectively. In 1993, this plan was funded with $1.2 million. At December 31, 1995, the supplemental retirement plan had an accrued pension cost of $91,000.

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

     A significant portion of the postretirement benefit cost relates to the Company's utility operations and has been deferred as a regulatory asset. Net postretirement benefit cost for 1995 and 1994 included the following components:

                                                                                1995            1994
----------------------------------------------------------------------------------------------------
                                                                                    (in thousands)
Service cost of benefits earned during the year                                 $110           $  79
Amortization of transition amount                                                103             178
Amortization of unrecognized gain                                                 32              17
Interest cost on accumulated postretirement benefit obligation (APBO)            218             164
----------------------------------------------------------------------------------------------------
Net postretirement benefit cost                                                 $463            $438
====================================================================================================

Notes to Financial Statements continued
Southwestern Energy Company and Subsidiaries

     The APBO as of December 31, 1995 and 1994 was comprised of the following:

                                                            1995            1994
--------------------------------------------------------------------------------
                                                                (in thousands)
Retirees                                                  $1,109          $  766
Active participants, fully eligible                          303             442
Other participants                                           805             804
--------------------------------------------------------------------------------
Total APBO                                                $2,217          $2,012
================================================================================

     In determining the APBO, assumed weighted average discount rates of 7.5% and 8.5% were used for 1995 and 1994, respectively. An increase of 10% in the cost of covered health care benefits was assumed for 1996. This rate is assumed to decrease ratably to 6.0% over 8 years and remain at that level thereafter. The effect of a one percentage point increase in the assumed health care cost trend rate for each future year would increase the total APBO at year-end 1995 by $253,000 and the 1995 net postretirement benefit cost by $29,000.

(5) NATURAL GAS AND OIL PRODUCING ACTIVITIES

     All of the Company's gas and oil properties are located in the United States. The table below sets forth the results of operations from gas and oil producing activities:

                                            1995            1994            1993
--------------------------------------------------------------------------------
                                                        (in thousands)
Sales                                    $ 63,205       $ 80,123        $ 79,374
Production (lifting) costs                 (7,930)        (6,771)         (6,341)
Depreciation, depletion and amortization  (29,607)       (29,738)        (25,686)
--------------------------------------------------------------------------------
                                           25,668         43,614          47,347
Income tax expense                         (9,831)       (16,684)        (18,081)
--------------------------------------------------------------------------------
Results of operations                    $ 15,837       $ 26,930        $ 29,266
================================================================================

     The results of operations shown above exclude overhead and interest costs. Income tax expense is calculated by applying the statutory tax rates to the revenues less costs, including depreciation, depletion and amortization, and after giving effect to permanent differences and tax credits.

     The table below sets forth capitalized costs incurred in gas and oil property acquisition, exploration and development activities during 1995, 1994, and 1993:

                                            1995            1994            1993
--------------------------------------------------------------------------------
                                                         (in thousands)
Property acquisition costs               $27,715         $21,972        $  5,920
Exploration costs                         29,843          12,419          11,695
Development costs                         24,429          20,943          19,722
--------------------------------------------------------------------------------
Capitalized costs incurred               $81,987         $55,334         $37,337
================================================================================
Amortization per Mcf equivalent            $.817           $.759           $.710
================================================================================

     The following table shows the capitalized costs of gas and oil properties and the related accumulated depreciation, depletion and amortization at December 31, 1995 and 1994:

                                                                                1995            1994
----------------------------------------------------------------------------------------------------
                                                                                   (in thousands)
Proved properties                                                           $463,868        $405,081
Unproved properties                                                           54,111          30,489
----------------------------------------------------------------------------------------------------
Total capitalized costs                                                      517,979         435,570
Less: Accumulated depreciation, depletion and amortization                   206,148         176,764
----------------------------------------------------------------------------------------------------
Net capitalized costs                                                       $311,831        $258,806
====================================================================================================

     The table below sets forth the composition of net unevaluated costs excluded from amortization as of December 31, 1995. Included in these costs is $6.6 million representing leasehold and seismic costs related to the remaining unevaluated portion of acreage located on the Fort Chaffee military reservation. These costs are expected to be evaluated and subjected to amortization within the next several years as this acreage is further explored and developed. Included in exploration costs is $4.7 million of seismic costs related to the Company's 50% interest in a joint venture seismic program in the Atchafalaya Basin in Louisiana. These costs and subsequent costs to be incurred will be evaluated over several years as the seismic data is interpreted and the acreage is explored. The remaining costs excluded from amortization are related to properties which are not individually significant and on which the evaluation process has not been completed. The Company is, therefore, unable to estimate when these costs will be included in the amortization computation.

                                   1995      1994      1993      Prior     Total
--------------------------------------------------------------------------------
                                                 (in thousands)
Property acquisition costs      $14,207    $3,667    $1,084     $6,595   $25,553
Exploration costs                17,322     3,202     1,204        347    22,075
Capitalized interest              2,379       535       255        540     3,709
--------------------------------------------------------------------------------
                                $33,908    $7,404    $2,543     $7,482   $51,337
================================================================================

(6) NATURAL GAS AND OIL RESERVES (UNAUDITED)

     The following table summarizes the changes in the Company's proved natural gas and oil reserves for 1995, 1994, and 1993:

                                                   1995                    1994                 1993
-----------------------------------------------------------------------------------------------------------
                                              Gas       Oil           Gas       Oil          Gas     Oil
                                             (MMcf)    (MBbls)       (MMcf)    (MBbls)      (MMcf)  (MBbls)
-----------------------------------------------------------------------------------------------------------
Proved reserves, beginning of year           316,098    1,231       318,776      479       312,291      359
Revisions of previous estimates              (25,970)    (199)      (16,551)    (258)       (4,110)     (25)
Extensions, discoveries, and other additions  34,801      498        30,932      189        46,069      250
Production                                   (34,515)    (229)      (37,706)    (200)      (35,693)     (97)
Acquisition of reserves in place               4,462      851        20,647    1,038           222       --
Disposition of reserves in place                  --       --            --      (17)           (3)      (8)
-----------------------------------------------------------------------------------------------------------
Proved reserves, end of year                 294,876    2,152       316,098    1,231       318,776      479
===========================================================================================================
Proved, developed reserves:
   Beginning of year                         261,690    1,116       260,240      469       246,904      337
   End of year                               248,714    1,975       261,690    1,116       260,240      469
===========================================================================================================

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

     Following is the standardized measure relating to proved gas and oil reserves at December 31, 1995, 1994, and 1993:

                                                                     1995            1994            1993
---------------------------------------------------------------------------------------------------------
                                                                                (in thousands)
Future cash inflows                                             $ 751,261       $ 683,438       $ 745,967
Future production and development costs                          (106,092)        (96,813)        (85,609)
Future income tax expense                                        (229,064)       (207,359)       (236,170)
---------------------------------------------------------------------------------------------------------
Future net cash flows                                             416,105         379,266         424,188
10% annual discount for estimated
     timing of cash flows                                        (212,583)       (189,774)       (196,913)
---------------------------------------------------------------------------------------------------------
Standardized measure of discounted future net cash flows        $ 203,522       $ 189,492       $ 227,275
=========================================================================================================

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

Notes to Financial Statements continued
Southwestern Energy Company and Subsidiaries

     Following is an analysis of changes in the standardized measure during 1995, 1994, and 1993:

                                                                                                1995            1994           1993
-----------------------------------------------------------------------------------------------------------------------------------
                                                                                                          (in thousands)
Standardized measure, beginning of year                                                     $189,492        $227,275       $209,970
Sales and transfers of gas and oil produced, net of production costs                         (55,275)        (73,352)       (73,017)
Net changes in prices and production costs                                                    39,928         (29,344)        22,392
Extensions, discoveries, and other additions, net of future production and development costs  49,471          43,458         74,511
Revisions of previous quantity estimates                                                     (29,851)        (19,225)        (5,217)
Accretion of discount                                                                         28,733          34,968         31,885
Net change in income taxes                                                                    (9,073)         24,564        (13,524)
Changes in production rates (timing)and other                                                 (9,903)        (18,852)       (19,725)
-----------------------------------------------------------------------------------------------------------------------------------
Standardized measure, end of year                                                           $203,522        $189,492       $227,275
===================================================================================================================================

(7) INVESTMENT IN UNCONSOLIDATED PARTNERSHIP

     The Company holds a general partnership interest in NOARK of 47.93% and is the pipeline's operator. NOARK is a 258 mile long intrastate gas transmission system which extends across northern Arkansas and was placed in service in September, 1992. The Company's investment in NOARK totaled $9.0 million at December 31, 1995 and $4.8 million at December 31, 1994. The Company's investment in NOARK includes advances of $5.0 million made during 1995 and $2.3 million during 1994, primarily to provide certain minimum cash balances to service NOARK's long-term debt. See Note 12 for further discussion of NOARK's funding requirements and the Company's investment in NOARK.

     NOARK's financial position at December 31, 1995 and 1994 is summarized below:

                                                            1995            1994
--------------------------------------------------------------------------------
                                                               (in thousands)
Current assets                                           $   870        $  1,078
Noncurrent assets                                         98,048         100,662
--------------------------------------------------------------------------------
                                                         $98,918        $101,740
================================================================================
Current liabilities                                      $ 6,624        $  6,009
Long-term debt                                            76,700          86,250
Loans from general partners                               11,505           3,225
Partners' capital                                          4,089           6,256
--------------------------------------------------------------------------------
                                                         $98,918        $101,740
================================================================================

     The Company's share of NOARK's pretax loss, before the effect of accrued interest expense on general partner loans, was $.7 million, $2.8 million, and $1.8 million for 1995, 1994, and 1993, respectively. The Company records its share of NOARK's pretax loss in other income (expense) on the statements of income. The 1995 pretax loss included $2.9 million of income for the Company's share of a $6.0 million settlement of contract issues with one of NOARK's transporters.

     NOARK's results of operations for 1995, 1994, and 1993 are summarized below:

                                            1995            1994            1993
--------------------------------------------------------------------------------
                                                       (in thousands)
Operating revenues                       $11,657         $10,111         $ 8,301
Pretax loss                              $(2,167)        $(5,917)        $(3,778)
================================================================================

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

     The estimated fair values of the Company's financial instruments as of December 31, 1995 and 1994 were as follows:

                                       1995                  1994
                              --------------------  ---------------------
                              Carrying        Fair   Carrying        Fair
                                Amount       Value     Amount       Value
--------------------------------------------------------------------------------
                                             (in thousands)
Cash                            $1,498      $1,498     $1,152      $1,152
Customer deposits               $4,619      $4,619     $4,232      $4,232
Long-term debt                $210,828    $216,364   $142,300    $144,245
================================================================================

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

(9) SEGMENT INFORMATION

     Intersegment sales by the exploration and production segment to the gas distribution segment are priced in accordance with terms of existing gas contracts and current market conditions. Following is industry segment data for the years ended December 31, 1995, 1994, and 1993:

                                            1995            1994            1993
--------------------------------------------------------------------------------
                                                        (in thousands)
REVENUES
   Exploration and production           $ 63,523        $ 80,123        $ 79,374
   Gas distribution                      119,855         127,060         131,892
   Other                                     336             308             262
   Eliminations                          (30,603)        (37,305)        (36,684)
--------------------------------------------------------------------------------
                                        $153,111        $170,186        $174,844
--------------------------------------------------------------------------------
INTERSEGMENT REVENUES
   Exploration and production           $ 29,811        $ 36,465        $ 36,091
   Gas distribution                          536             584             337
   Other                                     256             256             256
--------------------------------------------------------------------------------
                                        $ 30,603        $ 37,305        $ 36,684
--------------------------------------------------------------------------------
OPERATING INCOME
   Exploration and production           $ 20,523        $ 38,888        $ 42,608
   Gas distribution                       11,133          13,386          15,261
   Corporate expenses                       (468)           (192)           (305)
--------------------------------------------------------------------------------
                                        $ 31,188        $ 52,082        $ 57,564
--------------------------------------------------------------------------------
IDENTIFIABLE ASSETS
   Exploration and production           $346,514        $288,175        $236,968
   Gas distribution                      183,410         171,471         186,704
   Other                                  39,169          26,428          21,782
--------------------------------------------------------------------------------
                                        $569,093        $486,074        $445,454
--------------------------------------------------------------------------------
DEPRECIATION, DEPLETION AND AMORTIZATION
   Exploration and production           $ 29,607        $ 29,738        $ 25,686
   Gas distribution                        5,338           4,981           4,564
   Other                                   1,047             827             694
--------------------------------------------------------------------------------
                                        $ 35,992        $ 35,546        $ 30,944
--------------------------------------------------------------------------------
CAPITAL ADDITIONS
   Exploration and production           $ 82,237        $ 55,449        $ 37,411
   Gas distribution                       18,523          17,577          19,892
   Other                                     866           3,828           1,916
--------------------------------------------------------------------------------
                                        $101,626        $ 76,854        $ 59,219
================================================================================

Notes to Financial Statements continued
Southwestern Energy Company and Subsidiaries

(10) STOCK OPTIONS

     The Southwestern Energy Company 1993 Stock Incentive Plan (1993 Plan) provides for the compensation of officers and key employees of the Company and its subsidiaries. The 1993 Plan provides for grants of options, shares of restricted stock, and stock bonuses that in the aggregate do not exceed
1,275,000 shares, the grant of stand-alone stock appreciation rights (SARs), shares of phantom stock, and cash awards, the shares related to which in the aggregate do not exceed 1,275,000 shares, and the grant of limited and tandem SARs (all terms as defined in the 1993 Plan). The types of incentives which may be awarded are comprehensive and are intended to enable the Board of Directors to structure the most appropriate incentives and to address changes in income tax laws which may be enacted over the term of the plan.

     At December 31, 1995, there were options for 1,024,108 shares outstanding under the 1993 Plan at option prices ranging from $13 3/8 to $17 1/8, representing the fair market value at the dates of grant. Of the total, 780,000 performance accelerated options were granted in 1994 at an option price of $14 5/8. These options vest over a four-year period beginning six years from the date of grant or earlier if certain corporate performance criteria are achieved. The remaining options, granted in 1993, 1994, and 1995, vest to employees over a three-year period from the date of grant. Options for 28,774 shares were exercisable at December 31, 1995. All options expire ten years from the date of grant. Additionally, 38,965 shares of restricted stock have been granted to employees during the period 1993 through 1995. Of this total, 6,855 shares issued in 1995 vest over a three-year period and the remaining shares vest over a five-year period. The related compensation expense is being amortized over the vesting periods.

     Under the Company's 1985 Nonqualified Stock Option Plan, there were options for 427,050 shares and 84,900 SARs outstanding at December 31, 1995 at prices ranging from $5.58 to $12.81. All options are currently exercisable. All options expire ten years from the date of grant.

     The Southwestern Energy Company 1993 Stock Incentive Plan for Outside Directors provides for annual stock option grants of 12,000 shares (with 12,000 limited SARs) to each non-employee director. Options may be awarded under the plan on no more than 240,000 shares. Options are issued at fair market value on the date of grant and become exercisable in installments at a rate of 25% per year for each twelve months' service as a director. At December 31, 1995, there were options for 99,000 shares outstanding at option prices ranging from $12 7/8 to $17 1/2. Options for 21,000 shares are currently exercisable.

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

     If any person or entity actually acquires 20% of the common stock (10% or more if the Board determines such acquiror is adverse), rightholders (other than the 20% or 10% stockholder) will be entitled to buy, at the right's then current exercise price, the Company's common stock with a market value of twice the exercise price. Similarly, if the Company is acquired in a merger or other business combi-nation, each right will entitle its holder to purchase, at the right's then current exercise price, a number of the surviving company's common shares having a market value at that time of twice the right's exercise price.

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

(12) CONTINGENCIES AND COMMITMENTS

     The Company and the other general partner of NOARK are required to severally guarantee the availability of certain minimum cash balances to service the 9.7375% Senior Secured Notes used to finance a portion of NOARK's total construction cost. At December 31, 1995, the Senior Secured Notes had a remaining balance of $56.7 million and a remaining term of 14 years. At December 31, 1995, NOARK also had an unsecured long-term revolving credit agreement in the amount of $30.0 million with a group of banks, of which $23.2 million was outstanding. Amounts borrowed under the long-term revolving credit facility are severally guaranteed by the Company and an affiliate of the other general partner. The Company's share of the several guarantee of the notes and the line of credit is 60%. Additionally, the Company's gas distribution subsidiary has a transportation contract with an original term of ten years with NOARK for firm capacity of 41 MMcfd. The remaining term of that contract is seven years and is renewable year-to-year until terminated by 180 days' notice.

     In late 1993, a transporter of gas on NOARK's pipeline system filed suit against NOARK, the Company, and certain of its affiliates, and, effective January 1, 1994, ceased transporting gas under its firm transportation agreement with NOARK. In December, 1995, the parties to the lawsuit settled prior to going to trial. In exchange for a $6.0 million payment to NOARK, the transporter was released from its obligations under its firm transportation agreement. The Company will be required to fund its share of any cash flow deficiencies to the extent they are not funded by the available line of credit. Management of the Company and the NOARK partners continue to investigate options available to NOARK. However, management believes that no write-down of its investment in NOARK is appropriate at this time and that it will realize its investment in NOARK over the life of the system. Therefore, no provision for any loss has been made in the accompanying financial statements.

     The Company has been advised of a potential claim against it involving the disputed ownership of overriding royalty interests in a number of oil and gas properties and related matters. The Company has begun discussions with the claimant and has engaged special counsel to assist it in a preliminary investigation of the claim's merits. The Company is unable to predict at this time whether litigation will be commenced in respect of this claim or how the claim will ultimately be resolved. While the amount of the potential claim is significant in the aggregate, management believes, based on its preliminary investigation, that the Company's ultimate liability, if any, will not be material to its consolidated financial position or results of operations.

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

     The Company is subject to other litigation and claims that have arisen in the ordinary course of business. The Company accrues for such items when a liability is both probable and the amount can be reasonably estimated. In the opinion of management, the results of such litigation and claims will not have a material effect on the results of operations or the financial position of the Company.

(13) QUARTERLY RESULTS (UNAUDITED)

     The following is a summary of the quarterly results of operations for the years ended December 31, 1995 and 1994:

Quarter Ended                                                   March 31        June 30         September 30    December 31
---------------------------------------------------------------------------------------------------------------------------
                                                                       (in thousands, except per share amounts)
                                                                                         1995
                                                                                         ----
Operating revenues                                              $51,751        $30,642              $25,454        $45,264
Operating income                                                $15,090        $ 3,927              $ 1,955        $10,216
Income (loss) before extraordinary item                         $ 7,102        $   445              $(1,081)       $ 5,069
Net income (loss)                                               $ 7,102        $   445              $(1,081)       $ 4,774
Earnings (loss) per share before extraordinary item                $.28           $.02                $(.04)          $.20
Earnings (loss) per share                                          $.28           $.02                $(.04)          $.19

                                                                                         1994
                                                                                         ----
Operating revenues                                              $65,430        $34,605              $27,808        $42,343
Operating income                                                $23,525        $10,471              $ 6,327        $11,759
Net income                                                      $12,994        $ 4,834              $ 2,128        $ 5,168
Earnings per share                                                 $.51           $.18                 $.09           $.20
==========================================================================================================================

Financial and Operating Statistics

                                                               1995       1994        1993        1992        1991        1990
------------------------------------------------------------------------------------------------------------------------------
FINANCIAL REVIEW (in thousands)
Operating revenues:
   Exploration and production                              $ 63,523    $ 80,123   $ 79,374    $ 60,554    $ 49,392    $ 41,489
   Gas distribution                                         119,855     127,060    131,892     117,495     121,302     108,911
   Other                                                        336         308        262         256         256         256
   Intersegment revenues                                    (30,603)    (37,305)   (36,684)    (34,475)    (34,511)    (33,586)
------------------------------------------------------------------------------------------------------------------------------
                                                            153,111     170,186    174,844     143,830     136,439     117,070
------------------------------------------------------------------------------------------------------------------------------
Operating costs and expenses:
   Purchased gas costs                                       37,133      36,395     42,962      35,848      40,423      37,678
   Operating and general                                     44,436      42,506     40,093      34,970      32,609      28,134
   Depreciation, depletion and amortization                  35,992      35,546     30,944      23,880      18,248      14,756
   Taxes, other than income taxes                             4,362       3,657      3,281       3,144       3,017       2,885
------------------------------------------------------------------------------------------------------------------------------
                                                            121,923     118,104    117,280      97,842      94,297      83,453
------------------------------------------------------------------------------------------------------------------------------
Operating income                                             31,188      52,082     57,564      45,988      42,142      33,617
Interest expense, net                                       (11,167)     (8,867)    (9,025)     (9,983)     (9,813)    (10,530)
Other income (expense)                                       (1,227)     (2,362)    (1,657)       (421)       (107)        (17)
------------------------------------------------------------------------------------------------------------------------------
Income before income taxes, extraordinary items and the
   cumulative effect of accounting change                    18,794      40,853     46,882      35,584      32,222      23,070
------------------------------------------------------------------------------------------------------------------------------
Income taxes:
   Current                                                   (4,908)      9,288     13,704       7,403       7,158       4,994
   Deferred                                                  12,167       6,441      6,128       5,916       4,999       3,568
------------------------------------------------------------------------------------------------------------------------------
                                                              7,259      15,729     19,832      13,319      12,157       8,562
------------------------------------------------------------------------------------------------------------------------------
Income before extraordinary item and cumulative effect of
   accounting change                                         11,535      25,124     27,050      22,265      20,065      14,508
Extraordinary loss due to early retirement of debt
   (net of $185 tax benefit)                                   (295)         --         --          --          --          --
Extraordinary loss due to redemption of convertible
   debentures (net of $257 tax benefit)                          --          --         --          --          --        (433)
Cumulative effect of change in accounting for income taxes       --          --     10,126          --          --          --
------------------------------------------------------------------------------------------------------------------------------
Net income                                                 $ 11,240    $ 25,124   $ 37,176    $ 22,265    $ 20,065    $ 14,075
==============================================================================================================================
Cash flow from operations (in thousands)                   $ 55,861    $ 66,613   $ 70,199    $ 49,730    $ 34,986    $ 36,495
Return on equity                                               5.78%      12.35%     14.66%/(1)/ 14.53%      14.75%      11.66%
Gross profit margin                                           20.37%      30.60%     32.92%      31.97%      30.89%      28.72%
Net profit margin                                              7.34%      14.76%     15.47%/(1)/ 15.48%      14.71%      12.02%
==============================================================================================================================
COMMON STOCK STATISTICS/(2)/
Earnings per share before extraordinary item and
   cumulative effect of accounting change                      $.46        $.98      $1.05        $.87        $.78        $.57
Earnings per share                                             $.45        $.98      $1.44        $.87        $.78        $.56
Cash dividends declared and paid per share                     $.24        $.24       $.22        $.20        $.19        $.19
Book value per share                                          $7.87       $7.92      $7.18       $5.97       $5.30       $4.70
Market price at year-end                                     $12.75      $14.88     $18.00      $12.96      $10.50      $10.42
Number of shareholders of record at year-end                  2,759       2,875      3,005       2,930       2,989       3,136
Average shares outstanding                               25,130,781  25,684,110 25,684,110  25,683,963  25,678,011  25,270,674
==============================================================================================================================
CAPITALIZATION (in thousands)
Long-term debt, including current portion                  $210,828    $142,300   $127,000    $143,335    $134,104    $125,535
Common shareholders' equity                                 194,504     203,456    184,530     153,233     136,041     120,709
------------------------------------------------------------------------------------------------------------------------------
Total capitalization                                       $405,332    $345,756   $311,530    $296,568    $270,145    $246,244
------------------------------------------------------------------------------------------------------------------------------
Total assets                                               $569,093    $486,074   $445,454    $427,175    $392,208    $366,313
------------------------------------------------------------------------------------------------------------------------------
Capitalization ratios:
   Debt (excluding current portion)                           51.65%      40.10%     40.19%      48.31%      49.08%      50.39%
   Equity                                                     48.35%      59.90%     59.81%      51.69%      50.92%      49.61%
==============================================================================================================================
CAPITAL EXPENDITURES (in millions)
Exploration and production                                    $82.2       $55.4      $37.4       $30.8       $30.3       $23.4
Gas distribution                                               18.5        17.6       19.9        12.2         7.9         9.3
Other                                                            .9         3.9        1.9         1.9          .7          .7
------------------------------------------------------------------------------------------------------------------------------
                                                             $101.6       $76.9      $59.2       $44.9       $38.9       $33.4
==============================================================================================================================

/(1)/Before the cumulative effect of accounting change.
/(2)/All share and per share data have been restated to reflect the effect of a three-for-one stock split distributed in 1993.

                                                                     1995       1994        1993        1992       1991     1990
--------------------------------------------------------------------------------------------------------------------------------
Natural Gas and Oil Wells Completed
Producers:
   Gross                                                             70.0       78.0        57.0        69.0       25.0     25.0
   Net                                                               43.8       50.2        40.7        54.6       11.8      9.1
Dry holes:
   Gross                                                             39.0       30.0        28.0        29.0       12.0     10.0
   Net                                                               26.5       16.5        14.5        19.5        4.1      2.1
--------------------------------------------------------------------------------------------------------------------------------
Total:
   Gross                                                            109.0      108.0        85.0        98.0       37.0     35.0
   Net                                                               70.3       66.7        55.2        74.1       15.9     11.2
At the end of 1995,  the Company was a  participant  in 17.0 (12.4 net) wells in process.
================================================================================================================================

Natural Gas and Oil Produced
Natural gas:
   Production, Bcf                                                   34.5       37.7        35.7        25.8       20.3     16.7
   Average price per Mcf                                            $1.72      $2.04       $2.18       $2.26      $2.25    $2.33
Oil:
   Production, MBbls                                                  229        200          97         120        176      112
   Average price per barrel                                        $17.15     $15.89      $17.20      $19.75     $20.67   $22.89
Average production (lifting) cost per Mcf equivalent                 $.22       $.17        $.18        $.16       $.19     $.16
Proved reserves at year-end:
   Natural gas, Bcf                                                 294.9      316.1       318.8       312.3      307.5    304.5
   Oil, MBbls                                                       2,152      1,231         479         359        505      773
================================================================================================================================
Utility Operating Data
Sales volumes, Bcf:
   Residential                                                       12.1       11.6        12.9        10.8       10.9     10.1
   Commercial                                                         7.6        7.2         7.8         6.6        6.7      6.3
   Industrial                                                         7.7        7.5         6.1         6.1        9.5     10.2
Transportation volumes, Bcf:
   End-use                                                            5.2        4.8         5.6         5.2        1.3       .1
   Off-system                                                         9.8       10.7        11.7         2.5         .2       .3
--------------------------------------------------------------------------------------------------------------------------------
                                                                     42.4       41.8        44.1        31.2       28.6     27.0
--------------------------------------------------------------------------------------------------------------------------------
Average sales customers:
   Residential                                                    144,828    140,684     137,087     133,103    129,379  127,142
   Commercial                                                      19,502     18,872      18,511      18,141     17,880   17,680
   Industrial                                                         342        341         346         348        370      366
--------------------------------------------------------------------------------------------------------------------------------
                                                                  164,672    159,897     155,944     151,592    147,629  145,188
--------------------------------------------------------------------------------------------------------------------------------
Sales and transportation revenues (in thousands):
   Residential                                                   $ 59,523   $ 62,565    $ 67,502    $ 59,747   $ 58,372 $ 48,407
   Commercial                                                      31,018     32,252      35,311      31,425     30,718   27,535
   Industrial                                                      22,466     25,191      21,757      20,502     29,187   30,463
   Transportation                                                   4,964      4,721       5,177       3,597        857      179
--------------------------------------------------------------------------------------------------------------------------------
                                                                 $117,971   $124,729    $129,747    $115,271   $119,134 $106,584
--------------------------------------------------------------------------------------------------------------------------------
Miles of pipe:
   Gathering                                                         434         405         398         383        375      371
   Transmission                                                    1,348       1,346       1,335       1,328      1,326    1,326
   Distribution                                                    4,451       4,246       4,160       4,090      4,002    3,931
--------------------------------------------------------------------------------------------------------------------------------
                                                                   6,233       5,997       5,893       5,801      5,703    5,628
--------------------------------------------------------------------------------------------------------------------------------
Degree days                                                        4,376       4,161       4,929       4,104      4,095    3,972
Percent of normal                                                     99%         95%        113%         92%        93%      90%
================================================================================================================================

Shareholder Information

ANNUAL MEETING

The Annual Meeting of Shareholders of Southwestern Energy Company will be held at the Northwest Arkansas Holiday Inn in Springdale, Arkansas, on Monday, May 13, 1996, at 11:00 a.m. Central Daylight Time.

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

The 1995 Annual Report filed with the Securities and Exchange Commission on Form 10-K is available to shareholders upon request by writing to the Secretary at corporate headquarters.

MARKET PRICES AND QUARTERLY DIVIDENDS PAID


                               Range of Market Prices                 Cash Dividends Paid
                            -----------------------------             -------------------
                           1995                       1994              1995       1994
-----------------------------------------------------------------------------------------
                    High          Low           High          Low
March 31           $15.13        $11.75        $18.88        $15.13      $.06       $.06
June 30            $15.50        $13.63        $17.75        $15.50      $.06       $.06
September 30       $14.25        $12.00        $17.88        $15.50      $.06       $.06
December 31        $14.25        $12.25        $17.75        $14.00      $.06       $.06
=========================================================================================

Market prices represent transactions on the New York Stock Exchange.

Southwestern Energy Company and Subsidiaries
APPENDIX to 1995 ANNUAL REPORT TO SHAREHOLDERS

Description of Exploration & Production Operating Areas:

Southwestern conducts its exploration and production efforts primarily in four areas; the Arkoma Basin, the Anadarko Basin, the Gulf Coast, and the Delaware Basin of New Mexico. The Arkoma Basin is located in the central section of western Arkansas and the central section of eastern Oklahoma. Southwestern's activities are concentrated in the historically productive Arkansas section of the Arkoma Basin. The Anadarko Basin covers most of the western part of Oklahoma and extends to the northwest into the northern panhandle of Texas and the panhandle area of Oklahoma. Southwestern's Gulf Coast operations include both onshore and offshore activity along both the Texas and Louisiana coasts. The Delaware Basin is located in the southeast corner of New Mexico and extends to the south into western Texas.

Description of Gas Distribution Operating Areas:

Arkansas Western Gas Company's (AWG) northwest Arkansas gas utility system gathers its gas supply from the Arkoma Basin where it also provides distribution service to communities in that area, including the towns of Ozark and Clarksville. AWG's transmission and distribution lines extend north and supply communities in the northwest part of the state, including the towns of Fayetteville, Springdale, and Rogers. AWG's service area also extends east to the Harrison and Mountain Home areas. This eastern section of the AWG system receives a portion of its gas supply from a lateral line off of the NOARK Pipeline System (NOARK) as discussed below. Through its division, Associated Natural Gas Company (Associated), AWG provides distribution of natural gas to communities in northeast Arkansas and parts of Missouri. Major communities served in northeast Arkansas include Blytheville, Piggott, and Osceola. The Associated distribution system also serves the "bootheel" area in southeast Missouri, including the communities of Sikeston, New Madrid, and Caruthersville and extends north to the Jackson area. In addition, Associated provides service to Butler, Missouri, near the state's western border and Kirksville, Missouri, near the state's northern border through connections off of interstate pipelines in those areas.

Description of NOARK Pipeline System Operating Area:

Southwestern Energy Pipeline Company owns a 47.93% general partnership interest in NOARK, a 258-mile intrastate pipeline that ties the Claimant's gathering and transmission pipeline systems in northwest Arkansas to its distribution systems in northeast Arkansas and southeast Missouri. NOARK starts near Forth Smith, at the Fort Chaffee military reservation, and extends east through the Arkoma Basin and across northern Arkansas. A lateral from NOARK extends north and connects to AWG's distribution line in the Mountain Home area. NOARK crosses three interstate pipelines in northeast Arkansas and ends at an interconnection with Arkansas Western Pipeline Company's 8-mile interstate pipeline at the Arkansas/Missouri border. This pipeline transports gas from NOARK to Associated's distribution system.

Operating Properties:

ACREAGE AND PRODUCING WELLS
                                             Undeveloped              Developed                  Wells
                                         Gross          Net       Gross         Net        Gross        Net
-----------------------------------------------------------------------------------------------------------
Arkansas                                 175,335     84,566      298,523      138,425        761      395.3
Louisiana                                 37,485     21,880       12,890        4,060         34       19.6
Oklahoma                                  21,799     15,601       51,551       27,494        471      245.5
Texas                                     31,517     15,416       48,687       11,887         39        8.2
New Mexico                                17,200      8,967        1,000          161          5        1.6
Other areas                               10,154      8,564        4,018          964         11        3.0
-----------------------------------------------------------------------------------------------------------
                                         293,490    154,994      416,669      182,991      1,321      673.2
===========================================================================================================

GAS DISTRIBUTION SYSTEMS MILES OF PIPE
                                          AWG                         Associated                      Total
-----------------------------------------------------------------------------------------------------------
Gathering                                 434                                 --                        434
Transmission                              745                                603                      1,348
Distribution                            2,867                              1,584                      4,451
-----------------------------------------------------------------------------------------------------------
                                        4,046                              2,187                      6,233
===========================================================================================================