Form 10-K405, Exhibit 13
period 1996-12-31
SOUTHWESTERN ENERGY CO
filed 1997-03-27
CIK 7332

Management's Discussion and Analysis of Financial Condition and
Results of Operations

Results of Operations

         Net income in 1996 was $19.2 million, or $.78 per share, up from $11.2 million, or $.45 per share, in 1995. Net income in 1994 was $25.1 million, or $.98 per share.

         The increase in 1996 earnings was evident in both of the Company's major business segments. The exploration and production segment benefited from improved natural gas prices while the gas distribution segment increased deliveries to end-use customers due to colder weather and customer growth. The decrease in 1995 earnings, as compared to 1994, was caused primarily by the generally low level of gas prices and a decline in natural gas production. Revenues and operating income for the Company's major business segments are shown in the following table.


                                         1996              1995             1994
--------------------------------------------------------------------------------
                                                      (in thousands)
Revenues
Exploration and production           $ 87,017          $ 63,603         $ 80,123
Gas distribution                      143,141           119,855          127,060
Other                                     256               256              308
Eliminations                          (41,188)          (30,603)         (37,305)
--------------------------------------------------------------------------------
                                     $189,226          $153,111         $170,186
================================================================================
Operating Income
Exploration and production           $ 33,777          $ 20,315         $ 38,888
Gas distribution                       14,425            11,013           13,386
Corporate expenses                       (206)             (140)            (192)
--------------------------------------------------------------------------------
                                     $ 47,996          $ 31,188         $ 52,082
================================================================================

Exploration and Production

         The Company's exploration and production revenues increased 37% in 1996 and decreased 21% in 1995. The increase in 1996 was primarily the result of higher average gas prices and increased sales of gas to the Company's gas distribution segment. The decrease in 1995 was due to lower average gas prices and a decline in the Company's offshore gas production.

         Gas production increased to 34.8 billion cubic feet (Bcf) in 1996 up from 34.5 Bcf in 1995. Gas production in 1995 decreased by 8% from 37.7 Bcf in 1994. The increase in sales to the Company's gas distribution systems in 1996 was partially offset by a reduction in sales to unaffiliated purchasers. The production decrease in 1995 was primarily due to decreased sales from the Company's offshore properties.

                                         1996              1995             1994
--------------------------------------------------------------------------------
Gas Production
Affiliated sales (Bcf)                   16.3              13.9             13.9
Unaffiliated sales (Bcf)                 18.5              20.6             23.8
--------------------------------------------------------------------------------
                                         34.8              34.5             37.7
--------------------------------------------------------------------------------
Average price per Mcf                   $2.26             $1.72            $2.04
================================================================================
Oil Production
Unaffiliated sales (MBbls)                391               229              200
--------------------------------------------------------------------------------
Average price per Bbl                  $21.21            $17.15           $15.89
================================================================================

         Sales to unaffiliated purchasers of gas production were 18.5 Bcf in 1996, down from 20.6 Bcf in 1995 and 23.8 Bcf in 1994. The decreases in sales to unaffiliated purchasers were primarily the result of declining production from the Company's Fort Chaffee and Gulf of Mexico properties, partially offset by sales from producing properties acquired in recent years. Production from the Company's offshore properties declined to 2.0 Bcf in 1996, from 2.7 Bcf in 1995 and 5.6 Bcf in 1994. Sales to unaffiliated purchasers are made under contracts which reflect current short-term prices and which are subject to seasonal price swings.

         The colder weather in early 1996, along with the resulting need for injections to replenish the utility's storage facilities, caused higher demand for gas supply by Southwestern's gas distribution segment. Intersegment sales to Arkansas Western Gas Company (AWG), the utility subsidiary which operates the Company's northwest Arkansas utility system, were 10.1 Bcf in 1996, up from 8.5 Bcf in 1995, and 8.8 Bcf in 1994. The Company's gas production provided approximately 62% of AWG's requirements in 1996, 65% in 1995, and 64% in 1994. Most of the sales to AWG's system are pursuant to a long-term contract entered into in 1978 which was amended and restated in 1994 as a result of the Gas Cost Settlement, discussed more fully below under "Regulatory Matters." The sales price under this contract averaged $3.03 per thousand cubic feet (Mcf) in 1996, $2.40 per Mcf in 1995, and $2.98 per Mcf in 1994. Other sales to AWG are made under long-term contracts with flexible pricing provisions and short-term contracts based upon competitive bids.

         The Company's intersegment sales to Associated Natural Gas Company (Associated), a division of AWG which operates the Company's natural gas distribution systems in northeast Arkansas and parts of Missouri, were 6.2 Bcf in 1996, 5.4 Bcf in 1995, and 5.1 Bcf in 1994. Deliveries to Associated increased in 1996 and 1995 due to colder weather in the heating season. Effective October, 1990, one of the Company's exploration and production subsidiaries entered into a ten-year contract with Associated to supply its base load system requirements at a price to be redetermined annually. The sales price under this contract was $2.385 per Mcf for the contract period ending September 30, 1994, $2.20 per Mcf for the contract period ending September 30, 1995, $1.785 per Mcf for the contract period ending September 30, 1996, and is currently $2.225 per Mcf.

         The overall average price received at the wellhead for the Company's gas production was $2.26 per Mcf in 1996, $1.72 per Mcf in 1995, and $2.04 per Mcf in 1994. The fluctuation in the average price received since 1994 reflects changes in average annual spot market prices, an increase in the proportionate share of the Company's production sold at spot market prices and under long-term contracts with market-sensitive pricing, and the effect of the Gas Cost Settlement. Natural gas prices were generally higher in 1996, as compared to 1995 and 1994 primarily due to colder than normal weather experienced across the country in the 1995-1996 heating season and the resulting need to replenish storage inventories during the summer of 1996.

         The Company periodically enters into hedging activities with respect to a portion of its projected crude oil and natural gas production through a variety of financial arrangements intended to support oil and gas prices at targeted levels and to minimize the impact of price fluctuations (see Note 8 of the financial statements for additional discussion). The Company expects the average price it receives for its total gas production to be generally higher than average spot market prices due to the premiums over spot prices which it receives under the long-term contracts covering its intersegment sales. Future changes in revenues from sales of the Company's gas production will be dependent upon changes in the market price for gas, access to new markets, maintenance of existing markets, and additions of new gas reserves.

         The Company expects future increases in its gas production to come primarily from sales to unaffiliated purchasers. The Company is unable to predict changes in the market demand and price for natural gas, including changes which may be induced by the effects of weather on demand of both affiliated and unaffiliated customers for the Company's production. Additionally, the Company holds a large amount of undeveloped leasehold acreage and producing acreage which will continue to be developed in the future. The Company's exploration programs have been directed primarily toward natural gas in recent years. The Company will continue to concentrate on developing and acquiring gas reserves, but will also selectively seek opportunities to participate in projects oriented toward oil production.

         Oil production during 1996 totaled 391,000 barrels, up from 229,000 barrels in 1995 and 200,000 barrels in 1994. Effective November 1, 1996, the Company purchased substantially all of the oil and gas properties owned by L.B. Simmons Energy, Inc. The acquisition added proved reserves of 6 million barrels of oil and 17 Bcf of gas. As a result of the acquisition, the Company expects its oil production to more than double during 1997.


Gas Distribution

         Gas distribution revenues fluctuate due to the pass-through of cost of gas increases and decreases, and due to the effects of weather. Because of the corresponding changes in purchased gas costs, the revenue effect of the pass-through of gas cost changes has not materially affected net income.

                                         1996              1995             1994
--------------------------------------------------------------------------------
Gas Distribution Systems
Throughput (Bcf)
         Sales volumes                   29.9              27.4             26.3
         Transportation volumes
                  End-use                 5.5               5.2              4.8
                  Off-system              3.6               9.8             10.7
--------------------------------------------------------------------------------
                                         39.0              42.4             41.8
--------------------------------------------------------------------------------
Average number of sales customers     168,568           164,672          159,897
--------------------------------------------------------------------------------
Heating weather
          Degree days                   4,627             4,376            4,161
          Percent of normal               105%               99%              95%
--------------------------------------------------------------------------------
Average sales rate per Mcf              $4.57             $4.12            $4.57
================================================================================

         Gas distribution revenues increased by 19% in 1996 and decreased by 6% in 1995. The increase in 1996 was due both to an increase in the average utility rate and weather which was 6% colder than in 1995. The decrease in 1995 resulted from lower purchased gas costs, caused in part by the Gas Cost Settlement, which more than offset the effects of strong customer growth and weather which was 5% colder than the prior year.

         In 1996, AWG sold 18.8 Bcf to its customers at an average rate of $4.40 per Mcf, compared to 17.1 Bcf at $3.93 per Mcf in 1995 and 16.3 Bcf at $4.25 per Mcf in 1994. Additionally, AWG transported 4.2 Bcf in 1996, 4.3 Bcf in 1995, and
4.0 Bcf in 1994 for its end-use customers. Associated sold 11.1 Bcf to its customers in 1996 at an average rate of $4.87 per Mcf, compared to 10.3 Bcf in 1995 at $4.45 per Mcf and 10.0 Bcf at $5.10 per Mcf in 1994. Associated transported 1.3 Bcf for its end-use customers in 1996, compared to .9 Bcf in 1995 and .8 Bcf in 1994. The increase in volumes sold and transported in 1996 for both AWG and Associated resulted from colder weather and from increases in the average number of customers. The fluctuations in the average sales rates reflect changes in the average cost of gas purchased for delivery to the Company's customers which are passed through to customers under automatic adjustment clauses.

         Total deliveries to industrial customers of AWG and Associated, including transportation volumes, increased for the tenth consecutive year to
13.2 Bcf, up from 13.0 Bcf in 1995 and 12.3 Bcf in 1994. The steady increase reflects both the success of the Company's industrial marketing efforts and the continued economic strength of its service territory.

         AWG also transported 3.6 Bcf of gas through its gathering system in 1996 for off-system deliveries, all to the NOARK Pipeline System (NOARK), compared to 9.8 Bcf in 1995 and 10.7 Bcf in 1994. The decrease in 1996 was due to the heavy on-system demands of the Company's gas distribution systems, resulting from the colder weather, combined with normal production declines in the area served by the utility's gathering system. The average transportation rate was approximately $.16 per Mcf, exclusive of fuel, in 1996 and $.13 per Mcf in 1995 and 1994.

         Gas distribution revenues in future years will be impacted by both customer growth and rate increases allowed by regulatory commissions. In recent years, AWG has experienced customer growth of approximately 3.0% to 4.0% annually, while Associated has experienced customer growth of approximately 1% annually. Based on current economic conditions in the Company's service territories, the Company expects this trend in customer growth to continue. In December, 1996, AWG received approval from the Arkansas Public Service
Commission (APSC) for a rate increase of $5.1 million annually. Tariffs implemented as a result of this rate increase contain a weather normalization clause to lessen the impact of revenue increases and decreases which might result from weather variations during the winter heating season. In January, 1997, the Company filed rate increase requests totaling $5.4 million with the APSC and the Missouri Public Service Commission (MPSC) for Associated's operations. The APSC has 10 months and the MPSC has 11 months to respond to the requests. Rate increase requests which may be filed in the future will depend on customer growth, increases in operating expenses, and additional investments in property, plant and equipment.


Regulatory Matters

         The December, 1996 order issued by the APSC approving the rate increase also provided that AWG cause to be filed with the APSC an independent study of its procedures for allocating costs between regulated and non-regulated operations, its staffing levels and executive compensation. The independent study was ordered by the APSC to address issues raised by the Office of the Attorney General of the State of Arkansas. The study is to be filed contempo-raneously with AWG's next rate increase request or in accordance with a procedural schedule to be established by the APSC.

         On June 12, 1996, the Circuit Court of Cole County, Missouri overturned and remanded to the MPSC its order dated July 14, 1995, which had disallowed recovery of approximately $2.1 million of gas costs incurred by Associated. The disallowed costs represented amounts paid by Associated under a contract with one of the Company's gas producing subsidiaries and take-or-pay costs paid to Associated's interstate pipeline suppliers. The Circuit Court found that there was not substantial and competent evidence in the record to disallow recovery of the costs related to the contract with Southwestern's production subsidiary and that the MPSC was required by federal law to allow Associated to recover the take-or-pay costs. The MPSC has appealed the decision to the Missouri Court of Appeals.

         The Company does not expect the ultimate outcome of these matters to have a material adverse impact on the results of operations or the financial position of the Company.

         During 1994, the Company entered into a settlement with the Staff of the APSC and the Office of the Attorney General of the State of Arkansas to resolve a dispute concerning the Company's pricing of intersegment sales (the Gas Cost Settlement). The issues involved the price of gas sold under a long-term contract between AWG and one of the Company's gas producing subsidiaries. The Gas Cost Settlement, which was effective July 1, 1994, increased the volumes which could be sold by the Company's exploration and production segment to AWG, but made the sales price equal to a spot market index plus a premium. The amended contract provides for volumes equal to the historical level of sales under the contract to be sold at the spot market index plus a premium of $.95 per Mcf, while incremental sales volumes receive a premium of $.50 per Mcf. In 1996, approximately 8.6 Bcf (net to the Company's interest) was sold under the contract, compared to approximately 7.7 Bcf and 8.1 Bcf in 1995 and 1994, respectively.

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


Operating Costs and Expenses

         The Company's operating costs and expenses increased by 16% in 1996 and by 3% in 1995. The increase in 1996 was due primarily to increases in purchased gas costs, operating and general expenses, and depreciation, depletion and amortization expense. Increased purchased gas costs resulted from increased utility deliveries and higher per unit gas costs. Increased operating and general expenses primarily relate to the Company's exploration and production segment. The higher costs in large part represent increased operating costs associated with the Company's expansion into areas outside of Arkansas. The trend of increasing operating costs in the exploration and production segment is expected to continue in the near-term as the Company's exploration and acquisition activities are directed more to areas outside of Arkansas and as the Company increases the percentage of oil in its production mix. The increase in depreciation, depletion and amortization expense was due to an increase in the amortization rate per unit of production in the exploration and production segment. The increase in operating costs and expenses in 1995 was due primarily to increased purchased gas costs related to increased utility deliveries, increased general and administrative expenses, and increased production costs. General and administrative  expenses increased due to inflationary  increases in payroll and other costs and from personnel additions in the Company's exploration and production segment. Increased production costs in the exploration and production segment were related to workovers of producing wells and higher operating costs associated with the Company's expansion into areas outside of Arkansas. Purchased gas costs are one of the largest expense items in each year, typically representing 30% to 40% of the Company's total operating costs and expenses. Purchased gas costs are influenced primarily by changes in requirements for gas sales of the gas distribution segment, the price and mix of gas purchased, and the timing of recoveries of deferred purchased gas costs.

         Inflation impacts the Company by generally increasing its operating costs and the costs of its capital additions. In recent years the impacts of inflation have been mitigated by conditions in the industries in which the Company operates. Additionally, delays inherent in the rate-making process prevent the Company from obtaining immediate recovery of increased operating costs of its gas distribution segment.


Other Costs and Expenses

         Interest costs were up 17% in 1996, as compared to 1995, due to an increase in long-term debt. The increase in long-term debt is discussed below in "Liquidity and Capital Resources." Interest capitalized increased by 69% in 1996 due primarily to higher capital expenditures in 1996 and 1995 in the exploration and production segment where interest is capitalized on costs excluded from amortization. Interest costs were up 26% in 1995, as compared to 1994, due to both an increase in long-term debt and higher average interest rates.

     The change in other income in 1996, as compared to 1995, relates primarily to an increase in the Company's share of operating losses incurred by NOARK. The change in other income during 1995, as compared to 1994, relates to a decrease in the Company's share of operating losses incurred by NOARK and accruals for potential liabilities relating to certain regulatory gas cost issues and other legal matters. The Company, through a subsidiary, holds a 48% general partnership interest in NOARK and is the pipeline's operator. (See Note 7 of the financial statements for additional discussion). NOARK became operational in late 1992 and extends across northern Arkansas, crossing three major interstate pipelines. NOARK has been operating below capacity and generating losses since it was placed in service. The Company's share of the pretax loss from operations for NOARK included in other income was $3.8 million in 1996, $.7 million in 1995, and $2.8 million in 1994. The 1995 pretax loss included $2.9 million of income for the Company's share of a $6.0 million settlement of contract issues with one of NOARK's transporters, as discussed below. Deliveries are currently being made by NOARK to portions of AWG's distribution system, to Associated, and to the interstate pipelines with which NOARK interconnects. In 1996, NOARK had an average daily throughput of 58 million cubic feet of gas per day (MMcfd), compared to 86 MMcfd in 1995 and 82 MMcfd in 1994. NOARK has a total transportation capacity of approximately 141 MMcfd. AWG has contracted for 41 MMcfd of firm capacity on NOARK under a ten-year transportation contract, with six years remaining on its original term. The contract is renewable year-to-year until terminated by 180 days' notice. NOARK also had a five-year transportation contract with Vesta Energy Company (Vesta) covering the marketer's commitment for 50 MMcfd of firm transportation. The Company's exploration and production segment was supplying 25 MMcfd of the volumes transported by Vesta under that agreement. In late 1993, Vesta filed suit against NOARK, the Company, and certain of its affiliates, and, effective January 1, 1994, ceased transporting gas under its contract with NOARK. In late 1995, the suit was settled prior to going to trial. In exchange for a $6.0 million payment to NOARK, Vesta was released from its obligations under its firm transportation agreement and its contract with the Company's affiliates.

         The APSC has established a maximum transportation rate of approximately $.285 per dekatherm for NOARK based on its original construction cost estimate of approximately $73 million. Due to construction conditions and the addition of a compressor station, the ultimate cost of the pipeline exceeded the original estimate by approximately $30 million. NOARK competes primarily with two interstate pipelines in its gathering area. One of those elected to become an open access transporter subsequent to NOARK's start of construction. The increased availability of transportation service has intensified the competitive environment within which NOARK operates. The Company expects further losses from its equity investment in NOARK until the pipeline is able to increase its level of throughput and until improvement occurs in the competitive conditions which determine the transportation rates NOARK can charge. Southeastern Michigan Gas Enterprises, Inc. (SEMCO), the other general partner in NOARK which owns a 32% interest, has announced it recorded an after-tax writedown in 1996 of $21 million related to its NOARK investment and loan guarantees. SEMCO indicated it will seek to sell its interest in the pipeline to a company better positioned to take advantage of opportunities which the pipeline could present. The Company and the partners of NOARK are continuing to investigate options which would improve NOARK's future financial prospects, including an extension into Oklahoma that would provide additional access to gas supply. Until these options are fully investigated, the Company is unable to determine whether its investment in NOARK might be impaired or whether any loss might be incurred on its several guarantees of NOARK's debt. However, management continues to believe that no write-down of its investment in NOARK is appropriate at this time and that it will realize its investment in NOARK over the life of the system.

Liquidity and Capital Resources

         The Company continues to depend principally on internally generated funds as its major source of liquidity. However, the Company has sufficient ability to borrow additional funds to meet its short-term seasonal needs for cash, to finance a portion of its routine spending, if necessary, or to finance other extraordinary investment opportunities which might arise. In 1996, 1995, and 1994, net cash pro-vided from operating activities totaled $67.6 million, $55.9 million, and $66.6 million, respectively. The primary components of cash
generated  from   operations  are  net  income,   depreciation,   depletion  and
amortization, and the provision for deferred income taxes. Net cash from operating activities provided 77% of the Company's capital requirements for routine capital expenditures, cash dividends, and scheduled debt retirements in 1996, 59% in 1995, and 92% in 1994.


Capital Expenditures

         Capital expenditures totaled $124.9 million in 1996, $101.6 million in 1995, and $76.9 million in 1994. The Company's exploration and production segment expenditures included acquisitions of oil and gas producing properties totaling $45.8 million in 1996, $6.0 million in 1995 and $13.9 million in 1994. In November, 1996, the Company acquired substantially all of the oil and gas properties owned by L.B. Simmons Energy, Inc. ("Simmons") for $30.9 million. The properties acquired from Simmons are located principally in Oklahoma and west Texas.


                                         1996              1995             1994
--------------------------------------------------------------------------------
                                                      (in thousands)
Capital Expenditures
Exploration and production           $110,352          $ 82,237          $55,449
Gas distribution                       12,752            18,523           17,577
Other                                   1,809               866            3,828
--------------------------------------------------------------------------------
                                     $124,913          $101,626          $76,854
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

         Capital spending planned for 1997 totals $90.3 million, a decrease of 28% from 1996, consisting of $55.4 million for exploration and production, $20.0 million for producing property acquisitions, $12.3 million for gas distribution system expenditures, and $2.6 million for general purposes.



Financing Requirements

         Two floating rate revolving credit facilities provide the Company access to $80.0 million of variable rate long-term capital. These facilities have been temporarily expanded to $120.0 million to provide additional debt financing to fund the acquisition of the Simmons properties. Borrowings outstanding under these credit facilities totaled $96.5 million at the end of 1996 and $22.9 million at the end of 1995. The Company expects to refinance a portion of this outstanding balance on a long-term basis during 1997.

         In December, 1995, the Company issued $125.0 million of 6.70% Senior Notes due 2005 under a $250.0 million shelf registration statement filed with the Securities and Exchange Commission in November, 1995. Proceeds from the issuance of these notes were used primarily to repay certain borrowings under the Company's revolving credit facilities. In February, 1997, the Company filed a supplement to the registration statement for the issuance of up to $125.0 million of Medium-Term Notes, representing the remaining available capacity under the shelf registration statement. Debt securities may be issued in the future under the shelf registration statement as circumstances dictate. The Company's public notes are rated BBB+ by Standard and Poor's and Baa2 by Moody's Investors Service.

         The Company and an affiliate of the other general partner of NOARK are required to severally guarantee the availability of certain minimum cash balances to service NOARK's 9.7375% Senior Secured Notes. These notes are held by a major insurance company which also has a 20% limited partnership interest in NOARK. The notes had a balance of $53.6 million at December 31, 1996, with final maturity in 2009. NOARK also has an unsecured long-term revolving credit agreement with a group of banks which provides the partnership access to $30.0 million of additional funds. Amounts outstanding under this credit arrangement were $28.7 million at December 31, 1996, and $23.2 million at December 31, 1995. Amounts borrowed under the long-term revolving credit agreement are severally guaranteed by the Company and an affiliate of the other general partner. The Company's share of the several guarantee of the notes and the line of credit is 60%. In 1996, the Company advanced $1.3 million to NOARK to fund its share of debt service payments. The Company expects to advance approximately $4.8 million to NOARK during 1997 in connection with its guarantees. The anticipated contributions in 1997 are more than the 1996 amount due to the receipt by NOARK of the $6.0 million settlement payment from Vesta in December, 1995, as discussed above. The cash received was used by NOARK to pay down its revolving credit facility. The credit facility was used in 1996 to help fund NOARK's long-term debt service payments before additional partner advances were required.

         Under its existing debt agreements, the Company may not issue long-term debt in excess of 65% of its total capital and may not issue total debt in excess of 70% of its total capital. To issue additional long-term debt, the Company must also have, after giving effect to the debt to be issued, a ratio of earnings to fixed charges of at least 1.5 or higher. At the end of 1996, the capital structure consisted of 57.0% debt (excluding the current portion of long-term debt and the Company's several guarantee of NOARK's obligations) and 43.0% equity, with a ratio of earnings to fixed charges of 2.3.

         During 1997, the percentage of debt in the Company's capital structure is expected to remain at approximately the current level as the Company funds expenditures which will not generate cash flow until future periods, such as the acquisition and interpretation of seismic data and the drilling of exploratory wells. Over the longer term, the Company expects to lower the debt portion of its capital structure through its policy of adjusting its routine capital spending.


Working Capital

         The Company maintains access to funds which may be needed to meet seasonal requirements through the revolving lines of credit explained above. The Company had net working capital of $31.1 million at the end of 1996, up from $18.5 million at the end of 1995. Current assets increased by 14% to $72.9 million in 1996, while current liabilities decreased 8% to $41.8 million. The increase in current assets at December 31, 1996, was due primarily to increases in accounts receivable and under-recovered purchased gas costs. The increase in accounts receivable was due to higher weather-related sales at year-end 1996 and higher average gas prices. The decrease in current liabilities resulted primarily from a decrease in over-recovered purchased gas costs. The Company had under-recovered $3.0 million of purchased gas costs at December 31, 1996, which will be recovered from its utility customers through automatic cost of gas adjustment clauses included in its filed rate tariffs. This amount was classified as a current asset. At December 31, 1995 the Company had over-recovered purchased gas costs in the amount of $7.3 million. This amount was classified as a current liability.

Information Regarding Forward-Looking Statements

         This discussion and analysis of financial condition and results of operations and the information provided elsewhere in this Annual Report include forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. The Company believes that its expectations are based on reasonable assumptions. No assurances, however, can be given that its goals will be achieved. Important factors that could cause actual results to differ materially from those in the forward-looking statements herein include (1) the timing and extent of changes in commodity prices for gas and oil and interest rates, (2) the extent of the Company's success in discovering, developing, and producing reserves, (3) the effects of weather and regulation on the Company's gas distribution segment, and
(4) conditions in capital markets, availability of oil field services, drilling rigs, and other equipment, as well as other competitive factors during the periods covered by the forward-looking statements.

Report of Independent Public Accountants

To the Board of Directors and Shareholders of Southwestern Energy Company:

         We have audited the consolidated balance sheets of SOUTHWESTERN ENERGY COMPANY (an Arkansas corporation) AND SUBSIDIARIES as of December 31, 1996 and 1995, and the related consolidated statements of income, retained earnings, and cash flows for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

         In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Southwestern Energy Company and Subsidiaries as of December 31, 1996 and 1995, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1996, in conformity with generally accepted accounting principles.


Arthur Andersen LLP


Tulsa, Oklahoma
February 5, 1997

Statements of Income
Southwestern Energy Company and Subsidiaries


For the Years Ended December 31,                         1996             1995             1994
-----------------------------------------------------------------------------------------------
                                                       ($in thousands, except per share amounts)
Operating Revenues
Gas sales                                           $ 174,738        $ 142,455        $ 160,463
Oil sales                                               8,294            3,924            3,178
Gas transportation                                      4,210            4,964            4,721
Other                                                   1,984            1,768            1,824
-----------------------------------------------------------------------------------------------
                                                      189,226          153,111          170,186
-----------------------------------------------------------------------------------------------
Operating Costs and Expenses
Purchased gas costs                                    42,851           37,133           36,395
Operating and general                                  50,509           44,436           42,506
Depreciation, depletion and amortization               42,394           35,992           35,546
Taxes, other than income taxes                          5,476            4,362            3,657
-----------------------------------------------------------------------------------------------
                                                      141,230          121,923          118,104
-----------------------------------------------------------------------------------------------
Operating Income                                       47,996           31,188           52,082
-----------------------------------------------------------------------------------------------
Interest Expense
Interest on long-term debt                             15,982           12,984            9,962
Other interest charges                                  1,204              639              504
Interest capitalized                                   (4,142)          (2,456)          (1,599)
-----------------------------------------------------------------------------------------------
                                                       13,044           11,167            8,867
-----------------------------------------------------------------------------------------------
Other Income (Expense)                                 (4,015)          (1,227)          (2,362)
-----------------------------------------------------------------------------------------------
Income Before Income Taxes and Extraordinary Item      30,937           18,794           40,853
-----------------------------------------------------------------------------------------------
Income Taxes
Current                                                (5,569)          (4,908)           9,288
Deferred                                               17,320           12,167            6,441
-----------------------------------------------------------------------------------------------
                                                       11,751            7,259           15,729
-----------------------------------------------------------------------------------------------
Income Before Extraordinary Item                       19,186           11,535           25,124
Extraordinary Loss Due to Early Retirement
         of Debt (Net of $185 Tax Benefit)                  -             (295)               -
-----------------------------------------------------------------------------------------------
Net Income                                          $  19,186        $  11,240        $  25,124
===============================================================================================
Earnings Per Share
Income before extraordinary item                         $.78             $.46             $.98
Extraordinary loss due to early retirement
         of debt (net of $185 tax benefit)                  -             (.01)               -
-----------------------------------------------------------------------------------------------
Net Income                                               $.78             $.45             $.98
===============================================================================================
Weighted Average Common Shares Outstanding         24,705,256       25,130,781       25,684,110
===============================================================================================

The accompanying notes are an integral part of the financial statements.

Balance Sheets
Southwestern Energy Company and Subsidiaries


December 31,                                                                                 1996             1995
------------------------------------------------------------------------------------------------------------------
                                                                                                 (in thousands)
Assets
Current Assets
Cash                                                                                   $    2,297       $    1,498
Accounts receivable                                                                        39,928           35,541
Income taxes receivable                                                                     6,623            8,221
Inventories, at average cost                                                               17,571           15,448
Under-recovered purchased gas costs, net                                                    3,030                -
Other                                                                                       3,484            3,188
------------------------------------------------------------------------------------------------------------------
         Total current assets                                                              72,933           63,896
------------------------------------------------------------------------------------------------------------------
Investments                                                                                 6,557            9,114
------------------------------------------------------------------------------------------------------------------
Property, Plant and Equipment, at cost
Gas and oil properties, using the full cost method, including $53,942,000
         in 1996 and $51,337,000 in 1995 excluded from amortization                       637,100          527,149
Gas distribution systems                                                                  203,070          193,258
Gas in underground storage                                                                 25,636           23,446
Other                                                                                      22,031           19,717
------------------------------------------------------------------------------------------------------------------
                                                                                          887,837          763,570
Less: Accumulated depreciation, depletion and amortization                                319,135          277,751
------------------------------------------------------------------------------------------------------------------
                                                                                          568,702          485,819
------------------------------------------------------------------------------------------------------------------
Other Assets                                                                               11,998           10,264
------------------------------------------------------------------------------------------------------------------
                                                                                       $  660,190       $  569,093
==================================================================================================================

Liabilities and Shareholders' Equity
Current Liabilities
Current portion of long-term debt                                                      $    3,071       $    3,071
Accounts payable                                                                           25,644           23,989
Taxes payable                                                                               3,290            2,422
Customer deposits                                                                           4,904            4,619
Over-recovered purchased gas costs, net                                                         -            7,327
Other                                                                                       4,913            3,982
------------------------------------------------------------------------------------------------------------------
         Total current liabilities                                                         41,822           45,410
------------------------------------------------------------------------------------------------------------------
Long-Term Debt, less current portion above                                                275,214          207,757
------------------------------------------------------------------------------------------------------------------
Other Liabilities
Deferred income taxes                                                                     128,895          115,461
Deferred investment tax credits                                                             1,791            2,103
Other                                                                                       4,527            3,858
------------------------------------------------------------------------------------------------------------------
                                                                                          135,213          121,422
------------------------------------------------------------------------------------------------------------------
Commitments and Contingencies
------------------------------------------------------------------------------------------------------------------
Shareholders' Equity
Common stock, $.10 par value; authorized 75,000,000 shares, issued 27,738,084 shares        2,774            2,774
Additional paid-in capital                                                                 21,336           21,272
Retained earnings, per accompanying statements                                            217,889          204,632
------------------------------------------------------------------------------------------------------------------
                                                                                          241,999          228,678
Less: Common stock in treasury, at cost, 3,019,200 shares in 1996 and
                3,036,735  shares in 1995                                                  33,603           33,795
      Unamortized cost of restricted shares issued under stock incentive
                plan, 40,020 shares in 1996 and 34,807 shares in 1995                         455              379
------------------------------------------------------------------------------------------------------------------
                                                                                          207,941          194,504
------------------------------------------------------------------------------------------------------------------
                                                                                       $  660,190       $  569,093
==================================================================================================================

The accompanying notes are an integral part of the financial statements.

Statements of Cash Flows
Southwestern Energy Company and Subsidiaries


For the Years Ended December 31,                                          1996             1995             1994
----------------------------------------------------------------------------------------------------------------
                                                                                      (in thousands)
Cash Flows From Operating Activities
Net income                                                           $  19,186        $  11,240        $  25,124
Adjustments to reconcile net income to net cash provided
    by operating activities:
        Depreciation, depletion and amortization                        42,674           36,272           35,825
        Deferred income taxes                                           17,320           12,167            6,441
        Equity in loss of partnership                                    3,778              696            2,818
        Change in assets and liabilities:
            (Increase) decrease in accounts receivable                  (4,387)          (3,216)           2,569
            (Increase) decrease in income taxes receivable               1,598           (6,729)          (5,354)
            Increase in inventories                                     (2,123)          (3,249)          (2,619)
            Increase in accounts payable                                 1,655            5,319            2,556
            Increase (decrease) in taxes payable                           868              214             (379)
            Increase in customer deposits                                  285              387              305
            Increase (decrease) in over-recovered purchased gas costs  (10,357)           3,700             (560)
            Net change in other current assets and liabilities          (2,912)            (940)            (113)
----------------------------------------------------------------------------------------------------------------
Net cash provided by operating activities                               67,585           55,861           66,613
----------------------------------------------------------------------------------------------------------------
Cash Flows From Investing Activities
Capital expenditures                                                  (124,913)        (101,626)         (76,854)
Investment in partnership                                               (1,266)          (4,968)          (2,319)
(Increase) decrease in gas stored underground                           (2,190)           4,013              542
Other items                                                                 55            2,814            3,200
----------------------------------------------------------------------------------------------------------------
Net cash used in investing activities                                 (128,314)         (99,767)         (75,431)
----------------------------------------------------------------------------------------------------------------
Cash Flows From Financing Activities
Net increase (decrease) in revolving long-term debt                     73,600          (29,400)          21,300
Payments on other long-term debt                                        (6,143)          (3,071)          (6,000)
Net proceeds from issuance of Senior Notes                                   -          121,978                -
Retirement of 10.63% Senior Notes and prepayment premium                     -          (24,958)               -
Purchase of treasury stock                                                   -          (14,259)               -
Dividends paid                                                          (5,929)          (6,038)          (6,164)
----------------------------------------------------------------------------------------------------------------
Net cash provided by financing activities                               61,528           44,252            9,136
----------------------------------------------------------------------------------------------------------------
Increase in cash                                                           799              346              318
Cash at beginning of year                                                1,498            1,152              834
----------------------------------------------------------------------------------------------------------------
Cash at end of year                                                  $   2,297        $   1,498        $   1,152
================================================================================================================

Statements of Retained Earnings
Southwestern Energy Company and Subsidiaries


For the Years Ended December 31,                                          1996             1995             1994
----------------------------------------------------------------------------------------------------------------
                                                                                     (in thousands)
Retained Earnings, beginning of year                                 $ 204,632        $ 199,430        $ 180,470
Net income                                                              19,186           11,240           25,124
Cash dividends declared ($.24 per share)                                (5,929)          (6,038)          (6,164)
----------------------------------------------------------------------------------------------------------------
Retained Earnings, end of year                                       $ 217,889        $ 204,632        $ 199,430
================================================================================================================

The accompanying notes are an integral part of the financial statements.

Notes to Financial Statements
Southwestern Energy Company and Subsidiaries
December 31, 1996, 1995 and 1994

(1) Summary of Significant Accounting Policies

Nature of Operations and Consolidation

         Southwestern Energy Company (Southwestern or the Company) is a diversified energy company primarily focused on natural gas. Through its wholly-owned subsidiaries, the Company is engaged in oil and gas exploration and production, natural gas gathering, transmission and marketing, and natural gas distribution. Approximately 70% of the Company's business is derived from the exploration and production segment based on operating income. Southwestern's exploration and production activities are concentrated in Arkansas, Oklahoma, Texas, New Mexico, Louisiana, and the Gulf Coast (primarily onshore). The gas distribution segment operates in northwest and northeast Arkansas and parts of Missouri, and obtains approximately 60% of its gas supply from one of the
Company's exploration and production subsidiaries. The customers of the gas distribution segment consist of residential, commercial, and industrial users of natural gas. Southwestern's marketing and transportation business is concentrated in its core areas of operations.

         The  consolidated   financial   statements   include  the  accounts  of
Southwestern Energy Company and its wholly-owned subsidiaries, Southwestern Energy Production Company, SEECO, Inc., Arkansas Western Gas Company, Southwestern Energy Services Company, Diamond "M" Production Company, Southwestern Energy Pipeline Company, Arkansas Western Pipeline Company, and A.W. Realty Company. All significant intercompany accounts and transactions have been eliminated. The Company accounts for its general partnership interest in the NOARK Pipeline System, Limited Partnership (NOARK) using the equity method of accounting. In accordance with Statement of Financial Accounting Standards
(SFAS) No. 71, "Accounting for the Effects of Certain Types of Regulation," the Company recognizes profit on intercompany sales of gas delivered to storage by its utility subsidiary. Certain reclassifications have been made to the prior years' financial statements to conform with the 1996 presentation.

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

         Gas Distribution Systems-Costs applicable to construction activities, including overhead items, are capitalized. Depreciation and amortization of the gas distribution system is provided using the straight-line method with average annual rates for plant functions ranging from 2.2% to 6.5%. Gas in underground storage is stated at average cost.

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

Gas Distribution Revenues and Receivables

         Customer receivables arise from the sale or transportation of gas by the Company's gas distribution subsidiary. The Company's gas distribution customers represent a diversified base of residential, commercial, and industrial users. Approximately 105,000 of these customers are served in northwest Arkansas and approximately 68,000 are served in northeast Arkansas and Missouri.

         The Company records gas distribution revenues on an accrual basis, as gas volumes are used, to provide a proper matching of revenues with expenses.

         The gas distribution subsidiary's rate schedules include purchased gas adjustment clauses whereby the actual cost of purchased gas above or below the level included in the base rates is permitted to be billed or is required to be credited to customers. Each month, the difference between actual costs of purchased gas and gas costs recovered from customers is deferred. The deferred differences are billed or credited, as appropriate, to customers in subsequent months. Effective December 2, 1996, rate schedules for the Company's northwest Arkansas system include a weather normalization clause to lessen the impact of revenue increases and decreases which might result from weather variations during the winter heating season. The pass-through of gas costs to customers is not affected by this normalization clause.

Gas Production Imbalances

         The exploration and production subsidiaries record gas sales using the entitlement method. The entitlement method requires revenue recognition of the Company's revenue interest share of gas production from properties in which gas sales are disproportionately allocated to owners because of marketing or other contractual arrangements. The Company's net imbalance position at December 31, 1996 and 1995 was not significant.

Income Taxes

         Deferred income taxes are provided to recognize the income tax effect of reporting certain transactions in different years for income tax and financial reporting purposes.

Risk Management

         The  Company  has  limited   involvement   with  derivative   financial
instruments and does not use them for trading purposes. They are used to manage defined interest rate and commodity price risks. There were no outstanding interest rate swap agreements at December 31, 1996 or 1995.

         The Company uses commodity swap agreements and options to hedge sales of natural gas and crude oil. Gains and losses resulting from hedging activities are recognized when the related physical transactions are recognized. Gains or losses from commodity swap agreements and options that do not qualify for accounting treatment as hedges are recognized currently as other income or expense. See Note 8 for a discussion of the Company's commodity hedging activity.

Earnings Per Share and Shareholders' Equity

         Earnings per common share are based on the weighted average number of common shares outstanding during each year.

         During 1996 the Company issued 18,963 treasury shares under a compensatory plan and for stock awards and returned to treasury 1,428 shares cancelled from an earlier issue under the compensatory plan. The net weighted average cost of these transactions was $.2 million.


(2) Long-Term Debt

         Long-term debt as of December 31, 1996 and 1995 consisted of the following:


                                                                                                      1996         1995
-----------------------------------------------------------------------------------------------------------------------
                                                                                                        (in thousands)
Senior Notes
6.70% Series due December 1, 2005                                                                 $125,000     $125,000
8.69% Series due December 4, 1997                                                                   22,500       22,500
8.86% Series due in annual installments of $3.1 million through December 4, 2000                    12,285       18,428
9.36% Series due in annual installments of $2.0 million beginning December 4, 2001                  22,000       22,000
-----------------------------------------------------------------------------------------------------------------------
                                                                                                   181,785      187,928
Other
Variable rate (5.89% at December 31, 1996) unsecured revolving credit arrangements with two banks   96,500       22,900
-----------------------------------------------------------------------------------------------------------------------
Total long-term debt                                                                               278,285      210,828
Less: Current portion of long-term debt                                                              3,071        3,071
-----------------------------------------------------------------------------------------------------------------------
                                                                                                  $275,214     $207,757
=======================================================================================================================

         The 8.69% Senior Notes are classified as long-term at December 31, 1996, because the Company has the intent and ability to refinance these notes on a long-term basis prior to their due date.

     In December, 1995, the Company issued $125.0 million of 6.70% fixed rate Senior Notes. The notes mature with a single payment due after ten years.

         In November, 1995, the Company exercised its prepayment option on its 10.63% Senior Notes due September 30, 2001. Certain costs of the redemption were expensed in the fourth quarter of 1995 and are classified as an extraordinary loss, net of related income tax effects, in the accompanying financial statements.

         The Company has several prepayment options under the terms of certain of its Senior Notes. Prepayments made without premium are subject to certain limitations. Other prepayment options involve the payment of premiums based in some instances on market interest rates at the time of prepayment.

         Two variable rate credit facilities provide the Company access to $80.0 million of long-term revolving credit. These facilities have been temporarily expanded to $120.0 million to provide additional debt financing to fund the Company's capital spending program. Borrowings outstanding under these credit facilities totaled $96.5 million at December 31, 1996, all of which was classified as long-term debt. Each facility allows the Company four interest rate options-the floating prime rate, a fixed rate tied to either short-term certificate of deposit or Eurodollar rates, or a fixed rate based on the lenders' cost of funds. The revolving credit facilities expire in 1999 and 2000. The Company intends to renew or replace the facilities prior to expiration.

         The terms of the long-term debt instruments and agreements contain covenants which impose certain restrictions on the Company, including limitation of additional indebtedness and restrictions on the payment of cash dividends. At December 31, 1996, approximately $116.3 million of retained earnings was available for payment as dividends.

         Aggregate maturities of long-term debt for each of the years ending December 31, 1997 through 2001, are $3.1 million, $3.1 million, $63.1 million, $62.1 million, and $2.0 million. Total interest payments of $15.6 million, $12.9 million, and $10.2 million were made in 1996, 1995, and 1994, respectively.


(3) Income Taxes

         The provision for income taxes included the following components:

                                                         1996             1995             1994
-----------------------------------------------------------------------------------------------
                                                                     (in thousands)
Federal:
         Current                                    $  (5,788)       $  (5,436)       $   7,758
         Deferred                                      15,799           11,434            5,588
State:
         Current                                          219              528            1,530
         Deferred                                       1,833            1,046            1,054
Investment tax credit amortization                       (312)            (313)            (201)
-----------------------------------------------------------------------------------------------
Provision for income taxes                          $  11,751        $   7,259        $  15,729
===============================================================================================

         The provision for income taxes was an effective rate of 38.0% in 1996, 38.6% in 1995, and 38.5% in 1994. The following reconciles the provision for income taxes included in the consolidated statements of income with the provision which would result from application of the statutory federal tax rate to pretax financial income:

                                                                   1996             1995             1994
---------------------------------------------------------------------------------------------------------
                                                                               (in thousands)
Expected provision at federal statutory rate of 35%           $  10,828        $   6,578        $  14,299
Increase (decrease) resulting from:
         State income taxes, net of federal income tax benefit    1,334            1,023            1,682
         Percentage depletion on gas and oil production            (140)             (70)             (96)
         Investment tax credit amortization                        (312)            (313)            (201)
         Other                                                       41               41               45
---------------------------------------------------------------------------------------------------------
Provision for income taxes                                    $  11,751        $   7,259        $  15,729
=========================================================================================================

         The components of the Company's net deferred tax liability as of December 31, 1996 and 1995 were as follows:

                                                                   1996             1995
----------------------------------------------------------------------------------------
                                                                        (in thousands)
Deferred tax liabilities:
         Differences between book and tax basis of property    $116,036         $103,612
         Stored gas differences                                   6,008            5,435
         Deferred purchased gas costs                             3,907              236
         Prepaid pension costs                                    1,637            1,561
         Book over tax basis in partnerships                      5,099            4,712
         Other                                                      748              971
----------------------------------------------------------------------------------------
                                                                133,435          116,527
----------------------------------------------------------------------------------------
Deferred tax assets:
         Accrued compensation                                       814              681
         Alternative minimum tax credit carryforward              2,716                -
         Other                                                      437              644
----------------------------------------------------------------------------------------
                                                                  3,967            1,325
----------------------------------------------------------------------------------------
Net deferred tax liability                                     $129,468         $115,202
========================================================================================

     Total income tax payments of $4.0 million, $.9 million, and $14.6 million were made in 1996, 1995, and 1994, respectively.

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

         Plan assumptions for 1996 and 1995 included an expected long-term rate of return on plan assets of 9%, a weighted average discount rate of 7.5% in 1996 and 8.5% in 1995 for the net pension cost computation, and a salary progression rate of 5%. The reconciliation of prepaid pension cost at December 31, 1996 utilizes a discount rate of 7.5% for future settlements.

         The following table sets forth the plan's funded status and amounts recognized in the Company's balance sheets at December 31, 1996 and 1995:


                                                                     1996             1995
------------------------------------------------------------------------------------------
                                                                          (in thousands)
Actuarial present value of benefit obligations:
         Vested benefits                                        $ (30,371)       $ (25,789)
         Nonvested benefits                                        (2,574)          (1,860)
------------------------------------------------------------------------------------------
         Accumulated benefit obligation                           (32,945)         (27,649)
         Effect of projected future compensation levels            (9,096)          (8,623)
------------------------------------------------------------------------------------------
         Projected benefit obligation                             (42,041)         (36,272)
Plan assets at fair value, primarily common stocks and bonds       56,457           49,570
------------------------------------------------------------------------------------------
Plan assets in excess of projected benefit obligation              14,416           13,298
Unrecognized net gain                                              (9,962)          (8,956)
Unrecognized net asset                                               (769)            (952)
Unrecognized prior service cost                                       354              397
------------------------------------------------------------------------------------------
Prepaid pension cost                                            $   4,039        $   3,787
==========================================================================================

         Net pension cost for 1996, 1995, and 1994 included the following components:

                                                         1996             1995             1994
-----------------------------------------------------------------------------------------------
                                                                     (in thousands)
Service costs (benefits earned during the period)   $   1,520         $  1,101        $   1,217
Interest cost on projected benefit obligation           2,850            2,316            2,280
Actual return on plan assets                           (8,332)         (15,172)            (791)
Net amortization and deferral                           3,710           11,699           (2,643)
-----------------------------------------------------------------------------------------------
Net pension cost (credit)                           $    (252)        $    (56)       $      63
===============================================================================================

         The Company also has a supplemental retirement plan which provides for certain pension benefits. Net pension cost recorded for this plan was $81,000, $221,000, and $201,000 in 1996, 1995, and 1994, respectively. At December 31,
1996, the supplemental retirement plan had an accrued pension cost of $172,000.

         The Company provides postretirement health care and life insurance benefits to eligible employees. Employees become eligible for these benefits if they meet age and service requirements. Generally, the benefits paid are a stated percentage of medical expenses reduced by deductibles and other coverages.

         A significant portion of the postretirement benefit cost relates to the Company's utility operations and has been deferred as a regulatory asset. Net postretirement benefit cost for 1996 and 1995 included the following components:


                                                                       1996     1995
------------------------------------------------------------------------------------
                                                                       (in thousands)
Service cost of benefits earned during the year                        $ 61     $110
Amortization of transition amount                                       103      103
Amortization of unrecognized gain                                         4       32
Interest cost on accumulated postretirement benefit obligation (APBO)   161      218
------------------------------------------------------------------------------------
Net postretirement benefit cost                                        $329     $463
====================================================================================

         The APBO as of December 31, 1996 and 1995 was comprised of the following:


                                                                       1996     1995
-----------------------------------------------------------------------------------
                                                                      (in thousands)
Retirees                                                             $1,037   $1,109
Active participants, fully eligible                                     326      303
Other participants                                                      926      805
------------------------------------------------------------------------------------
Total APBO                                                           $2,289   $2,217
====================================================================================

         In determining the APBO, an assumed weighted average discount rate of 7.5% was used for 1996 and 1995. An increase of 10% in the cost of covered health care benefits was assumed for 1997. This rate is assumed to decrease ratably to 6.0% over 8 years and remain at that level thereafter. The effect of a one percentage point increase in the assumed health care cost trend rate for each future year would increase the total APBO at year-end 1996 by $262,000 and the 1996 net postretirement benefit cost by $29,000.


(5) Natural Gas and Oil Producing Activities

         All of the Company's gas and oil properties are located in the United States. The table below sets forth the results of operations from gas and oil producing activities:

                                                         1996             1995             1994
-----------------------------------------------------------------------------------------------
                                                                      (in thousands)
Sales                                               $  86,984        $  63,205        $  80,123
Production (lifting) costs                            (10,607)          (7,930)          (6,771)
Depreciation, depletion and amortization              (35,533)         (29,607)         (29,738)
-----------------------------------------------------------------------------------------------
                                                       40,844           25,668           43,614
Income tax expense                                    (15,531)          (9,831)         (16,684)
-----------------------------------------------------------------------------------------------
Results of operations                               $  25,313        $  15,837        $  26,930
===============================================================================================

         The results of operations shown above exclude overhead and interest costs. Income tax expense is calculated by applying the statutory tax rates to the revenues less costs, including depreciation, depletion and amortization, and after giving effect to permanent differences and tax credits.

         The table below sets forth capitalized costs incurred in gas and oil property acquisition, exploration, and development activities during 1996, 1995, and 1994:

                                                         1996             1995             1994
-----------------------------------------------------------------------------------------------
                                                                     (in thousands)
Property acquisition costs                          $  60,748        $  27,715        $  21,972
Exploration costs                                      25,436           29,843           12,419
Development costs                                      23,667           24,429           20,943
-----------------------------------------------------------------------------------------------
Capitalized costs incurred                          $ 109,851        $  81,987        $  55,334
===============================================================================================
Amortization per Mcf equivalent                         $.949            $.817            $.759
===============================================================================================

         The following table shows the capitalized costs of gas and oil properties and the related accumulated depreciation, depletion and amortization at December 31, 1996 and 1995:

                                                                          1996             1995
-----------------------------------------------------------------------------------------------
                                                                               (in thousands)
Proved properties                                                    $ 575,458        $ 473,038
Unproved properties                                                     61,642           54,111
-----------------------------------------------------------------------------------------------
Total capitalized costs                                                637,100          527,149
Less: Accumulated depreciation, depletion and amortization             241,237          206,148
-----------------------------------------------------------------------------------------------
Net capitalized costs                                                $ 395,863        $ 321,001
===============================================================================================

         The table below sets forth the composition of net unevaluated costs excluded from amortization as of December 31, 1996. Included in these costs is $5.0 million representing leasehold and seismic costs related to the remaining uneval-uated portion of acreage located on the Fort Chaffee military reservation. These costs are expected to be evaluated and subjected to amortization within the next several years as this acreage is further explored and developed. Included in exploration costs is $15.2 million of 3-D seismic costs primarily related to the Company's activities in south Louisiana. These costs and subsequent costs to be incurred will be evaluated over several years as the seismic data is interpreted and the acreage is explored. The remaining costs excluded from amortization are related to properties which are not individually significant and on which the evaluation process has not been completed. The Company is, therefore, unable to estimate when these costs will be included in the amortization computation.


                                        1996      1995     1994    Prior     Total
----------------------------------------------------------------------------------
                                                      (in thousands)
Property acquisition costs           $12,084   $ 7,012   $2,269   $6,101   $27,466
Exploration costs                     11,032     6,822    1,538    1,228    20,620
Capitalized interest                   3,936       982      293      645     5,856
----------------------------------------------------------------------------------
                                     $27,052   $14,816   $4,100   $7,974   $53,942
==================================================================================

(6) Natural Gas and Oil Reserves (Unaudited)

         The following table summarizes the changes in the Company's proved natural gas and oil reserves for 1996, 1995, and 1994:


                                                        1996              1995             1994
------------------------------------------------------------------------------------------------------
                                                    Gas      Oil      Gas      Oil     Gas        Oil
                                                  (MMcf)   (MBbls)  (MMcf)   (MBbls) (MMcf)     (MBbls)
------------------------------------------------------------------------------------------------------
Proved reserves, beginning of year              294,876    2,152  316,098     1,231   318,776     479
Revisions of previous estimates                 (11,772)      74  (25,970)     (199)  (16,551)   (258)
Extensions, discoveries, and other additions     16,429       61   34,801       498    30,932     189
Production                                      (34,758)    (391) (34,515)     (229)  (37,706)   (200)
Acquisition of reserves in place                 32,713    6,350    4,462       851    20,647   1,038
Disposition of reserves in place                    (21)      (8)       -         -         -     (17)
-----------------------------------------------------------------------------------------------------
Proved reserves, end of year                    297,467    8,238  294,876     2,152   316,098   1,231
=====================================================================================================
Proved, developed reserves:
         Beginning of year                      248,714    1,975  261,690     1,116   260,240     469
         End of year                            255,234    7,804  248,714     1,975   261,690   1,116
=====================================================================================================

         The "Standardized Measure of Discounted Future Net Cash Flows Relating to Proved Oil and Gas Reserves" (standardized measure) is a disclosure required by SFAS No. 69, "Disclosures About Oil and Gas Producing Activities." The standardized measure does not purport to present the fair market value of a company's proved gas and oil reserves. In addition, there are uncertainties inherent in estimating quantities of proved reserves. Substantially all quantities of gas and oil reserves owned by the Company were estimated or audited by the independent petroleum engineering firm of K & A Energy Consultants, Inc.

         Following is the standardized measure relating to proved gas and oil reserves at December 31, 1996, 1995, and 1994:

                                                             1996             1995             1994
-----------------------------------------------------------------------------------------------------
                                                                          (in thousands)
Future cash inflows                                      $1,340,804        $ 751,261        $ 683,438
Future production and development costs                    (187,825)        (106,092)         (96,813)
Future income tax expense                                  (398,625)        (229,064)        (207,359)
-----------------------------------------------------------------------------------------------------
Future net cash flows                                       754,354          416,105          379,266
10% annual discount for estimated timing of cash flows     (383,410)        (212,583)        (189,774)
-----------------------------------------------------------------------------------------------------
Standardized measure of discounted future net cash flows $  370,944        $ 203,522        $ 189,492
=====================================================================================================

         Under the standardized measure, future cash inflows were estimated by applying year-end prices, adjusted for known contractual changes, to the estimated future production of year-end proved reserves. Future cash inflows were reduced by estimated future production and development costs based on year-end costs to determine pretax cash inflows. Future income taxes were computed by applying the year-end statutory rate, after consideration of permanent differences, to the excess of pretax cash inflows over the Company's tax basis in the associated proved gas and oil properties. Future net cash inflows after income taxes were discounted using a 10% annual discount rate to arrive at the standardized measure.

         Following is an analysis of changes in the standardized measure during 1996, 1995, and 1994:


                                                                         1996       1995        1994
----------------------------------------------------------------------------------------------------
                                                                               (in thousands)
Standardized measure, beginning of year                              $203,522   $189,492    $227,275
Sales and transfers of gas and oil produced, net of production costs  (76,377)   (55,275)    (73,352)
Net changes in prices and production costs                            185,234     39,928     (29,344)
Extensions, discoveries, and other additions,
         net of future production and development costs                40,264     49,471      43,458
Acquisition of reserves in place                                       98,245      7,962      17,934
Revisions of previous quantity estimates                              (19,839)   (29,851)    (19,225)
Accretion of discount                                                  31,043     28,733      34,968
Net change in income taxes                                            (80,662)    (9,073)     24,564
Changes in production rates (timing) and other                        (10,486)   (17,865)    (36,786)
----------------------------------------------------------------------------------------------------
Standardized measure, end of year                                    $370,944   $203,522    $189,492
====================================================================================================


(7) Investment in Unconsolidated Partnership

         The Company holds a general partnership interest in NOARK of 47.93% and is the pipeline's operator. NOARK is a 258-mile long intrastate gas transmission system which extends across northern Arkansas and was placed in service in September, 1992. The Company's investment in NOARK totaled $6.5 million at December 31, 1996 and $9.0 million at December 31, 1995. The Company's investment in NOARK includes advances of $1.3 million made during 1996, $5.0 million during 1995, and $2.3 million during 1994, primarily to provide certain minimum cash balances to service NOARK's long-term debt. See Note 12 for further discussion of NOARK's funding requirements and the Company's investment in NOARK.

         NOARK's financial position at December 31, 1996 and 1995 is summarized below:

                                                              1996          1995
--------------------------------------------------------------------------------
                                                                 (in thousands)
Current assets                                            $    925     $     870
Noncurrent assets                                           95,490        98,048
--------------------------------------------------------------------------------
                                                          $ 96,415     $  98,918
================================================================================
Current liabilities                                       $  7,668     $   6,624
Long-term debt                                              79,150        76,700
Loans from general partners                                 13,615        11,505
Partners' capital (deficit)                                 (4,018)        4,089
--------------------------------------------------------------------------------
                                                          $ 96,415     $  98,918
================================================================================


         The Company's share of NOARK's pretax loss, before the effect of accrued interest expense on general partner loans, was $3.8 million, $.7 million, and $2.8 million for 1996, 1995, and 1994, respectively. The Company records its share of NOARK's pretax loss in other income (expense) on the statements of income. The 1995 pretax loss included $2.9 million of income for the Company's share of a $6.0 million settlement of contract issues with one of NOARK's transporters.
         NOARK's results of operations for 1996, 1995, and 1994 are summarized below:


                                                          1996     1995     1994
--------------------------------------------------------------------------------
                                                              (in thousands)
Operating revenues                                     $ 5,114  $11,657  $10,111
Pretax loss                                            $(8,106) $(2,167) $(5,917)
================================================================================

(8) Financial Instruments and Risk Management

Fair Value of Financial Instruments

         The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate the value:

         Cash and Customer Deposits-The carrying amount is a reasonable estimate of fair value.

         Long-Term Debt-The fair value of the Company's long-term debt is estimated based on the expected current rates which would be offered to the Company for debt of the same maturities.

         Commodity Hedges-The fair value of all hedging financial instruments is the amount at which they could be settled, based on quoted market prices or estimates obtained from dealers.

         The carrying amounts and estimated fair values of the Company's financial instruments as of December 31, 1996 and 1995 were as follows:


                                                      1996                1995
------------------------------------------------------------------------------------
                                                Carrying   Fair      Carrying   Fair
                                                Amount     Value     Amount     Value
------------------------------------------------------------------------------------
                                                            (in thousands)
Cash                                           $  2,297  $  2,297  $  1,498  $  1,498
Customer deposits                              $  4,904  $  4,904  $  4,619  $  4,619
Long-term debt                                 $278,285  $279,692  $210,828  $216,364
Commodity hedges                                   $518   $(1,717)     $707   $(1,328)
=====================================================================================

         Anticipated regulatory treatment of the excess of fair value over carrying value of the portion of the Company's long-term debt attributable to its regulatory activities, if such debt were settled at amounts approximating those above, would dictate that these amounts be used to increase the Company's rates over a prescribed amortization period. Accordingly, any settlement would not result in a material impact on the Company's financial position or results of operations.

Price Risk Management

         The Company uses natural gas and crude oil swap agreements and options to reduce the volatility of earnings and cash flow due to fluctuations in the prices of natural gas and oil. The Board of Directors has approved risk management policies and procedures to utilize financial products for the reduction of defined commodity price risks. These policies prohibit speculation with derivatives and limit swap agreements to counterparties with appropriate credit standings.

         The Company uses over-the-counter natural gas and crude oil swap agreements and options to hedge sales of Company production and marketing activity against the inherent price risks of adverse price fluctuations or locational pricing differences between a published index and the NYMEX (New York Mercantile Exchange) futures market. These swaps include (1) transactions in which one party will pay a fixed price (or variable price) for a notional quantity in exchange for receiving a variable price (or fixed price) based on a published index (referred to as price swaps), and (2) transactions in which parties agree to pay a price based on two different indices (referred to as basis swaps).

         At December 31, 1996, the Company had outstanding natural gas price swaps on total notional volumes of 12.1 Bcf for periods covering January through October, 1997. Of the total, 11.5 Bcf have fixed price receipts ranging from $2.11 to $2.82 per MMBtu and the remaining .6 Bcf covering the periods January through March, 1997, had an average fixed price payment of $3.21 per MMBtu with the price receipts being variable based on the NYMEX futures market. The Company held outstanding basis swaps on a notional volume of 5.5 Bcf for periods covering January through March, 1997. The Company also had outstanding a price swap on a notional volume of 450,000 barrels of crude oil for calendar year 1997 at a fixed price of $20.75 per barrel. At December 31, 1995, the Company had outstanding natural gas price swaps on a notional volume of 2.0 Bcf for periods covering January through March, 1996. There were no basis swaps outstanding at December 31, 1995. During 1996, the Company recognized losses from price risk management activities of $3.4 million, which were offset by corresponding revenue receipts from physical transactions. In 1995 and 1994, the Company recognized price risk management losses of $.6 million and $.1 million, respectively.

         The Company uses options to fix a floor or both a floor and ceiling (a "collar") for prices on its production volumes. At December 31, 1996, the Company had a fixed-priced collar agreement for a notional volume of 5.6 Bcf covering April through October, 1997, which provides a floor price of $2.00 and sets a ceiling price of $2.80 per MMBtu. The Company has also purchased a crude oil price floor of $18.00 per barrel on total notional volumes of 1,450,000 barrels covering production during calendar years 1998 through 2001. At December 31, 1995, there were no similar options outstanding.

        The primary market risk related to these derivative contracts is the volatility in market prices for natural gas and crude oil. However, this market risk is offset by the gain or loss recognized upon the related sale of the natural gas or oil that is hedged. Credit risk relates to the risk of loss as a result of non-performance by the Company's counterparties. The counterparties are major investment and commercial banks which management believes present minimal credit risks. The credit quality of each counterparty and the level of financial exposure the Company has to each counterparty are periodically reviewed to ensure limited credit risk exposure.


(9) Segment Information

         Intersegment sales by the exploration and production segment to the gas distribution segment are priced in accordance with terms of existing gas contracts and current market conditions. Following is industry segment data for the years ended December 31, 1996, 1995, and 1994:


                                                          1996     1995     1994
--------------------------------------------------------------------------------
                                                              (in thousands)
Revenues
Exploration and production                            $ 87,017 $ 63,603 $ 80,123
Gas distribution                                       143,141  119,855  127,060
Other                                                      256      256      308
Eliminations                                           (41,188) (30,603) (37,305)
--------------------------------------------------------------------------------
                                                      $189,226 $153,111 $170,186
================================================================================
Intersegment Revenues
Exploration and production                            $ 40,416 $ 29,811 $ 36,465
Gas distribution                                           516      536      584
Other                                                      256      256      256
--------------------------------------------------------------------------------
                                                      $ 41,188 $ 30,603 $ 37,305
================================================================================
Operating Income
Exploration and production                            $ 33,777 $ 20,315 $ 38,888
Gas distribution                                        14,425   11,013   13,386
Corporate expenses                                        (206)    (140)    (192)
--------------------------------------------------------------------------------
                                                      $ 47,996 $ 31,188 $ 52,082
================================================================================
Identifiable Assets
Exploration and production                            $427,303 $347,716 $288,175
Gas distribution                                       197,880  183,410  171,471
Other                                                   35,007   37,967   26,428
--------------------------------------------------------------------------------
                                                      $660,190 $569,093 $486,074
================================================================================
Depreciation, Depletion and Amortization
Exploration and production                            $ 35,540 $ 29,607 $ 29,738
Gas distribution                                         5,792    5,338    4,981
Other                                                    1,062    1,047      827
--------------------------------------------------------------------------------
                                                      $ 42,394 $ 35,992 $ 35,546
================================================================================
Capital Additions
Exploration and production                            $110,352 $ 82,237 $ 55,449
Gas distribution                                        12,752   18,523   17,577
Other                                                    1,809      866    3,828
--------------------------------------------------------------------------------
                                                      $124,913 $101,626 $ 76,854
================================================================================

                                        35
(10) Stock Options

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

          The Southwestern Energy Company 1993 Stock Incentive Plan for Outside Directors provides for annual stock option grants of 12,000 shares (with 12,000 limited SARs) to each non-employee director. Options may be awarded under the plan on no more than 240,000 shares. The Company's 1985 Nonqualified Stock Option Plan, expired in 1992, except with respect to awards then outstanding.

     The following table summarizes stock option activity for the years 1996, 1995 and 1994:


                                                 1996                        1995                         1994
--------------------------------------------------------------------------------------------------------------------
                                                      Exercise                   Exercise                  Exercise
                                         Shares     Price Range       Shares   Price Range      Shares   Price Range
--------------------------------------------------------------------------------------------------------------------
Options outstanding at January 1      1,552,558    $5.58-$17.50    1,411,558   $5.58-$17.50     579,854  $5.58-$17.50
Granted                                 129,000   $14.75-$15.13      186,000  $12.63-$13.38     831,704 $14.63-$14.75
Exercised                                 6,000          $12.81            -              -           -             -
Canceled                                173,917   $12.81-$17.50       45,000  $14.75-$17.50           -             -
---------------------------------------------------------------------------------------------------------------------
Options outstanding at December 31    1,501,641    $5.58-$17.50    1,552,558   $5.58-$17.50   1,411,558  $5.58-$17.50
=====================================================================================================================

       All options are issued at fair market value at the date of grant and expire ten years from the date of grant. Options were exercisable with respect to 588,695 shares at December 31, 1996. Options generally vest to employees and directors over a three to four year period from the date of grant. Of the total options outstanding, 670,000 performance accelerated options were granted in 1994 at an option price of $14 5/8. These options vest over a four-year period beginning six years from the date of grant or earlier if certain corporate performance criteria are achieved.

     Under the 1993 Plan, 55,177 shares of restricted stock have been granted to employees through 1996. Of this total, 14,055 shares vest over a three year period and the remaining shares vest over a five year period. The related compensation expense is being amortized over the vesting periods.

       The Company has adopted the disclosure-only provisions of Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS No. 123"). Accordingly, no compensation cost has been recognized for the stock option plans. Had compensation cost for the Company's stock options plans been determined consistent with the provisions of SFAS No. 123, the Company's net income and earnings per share would have been reduced to the pro forma amounts indicated below:

                                                             1996         1995
--------------------------------------------------------------------------------
Net Income:
       As Reported                                        $19,186      $11,240
       Pro Forma                                          $19,055      $11,226
Earnings Per Share
       As Reported                                           $.78         $.45
       Pro Forma                                             $.77         $.45
================================================================================

       Because the SFAS No. 123 method of accounting has not been applied to options granted prior to January 1, 1995, the resulting pro forma compensation cost may not be representative of that to be expected in future years.

       The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions: dividend yield of 1.6% to 1.9%; expected volatility of 24.9% to 26.2%; risk-free interest rate of 5.71% to 7.38%; and expected lives of 6 years.


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

(12) Contingencies and Commitments

     The Company and the other general partner of NOARK are required to severally guarantee the availability of certain minimum cash balances to service the 9.7375% Senior Secured Notes used to finance a portion of NOARK's total construction cost. At December 31, 1996, the Senior Secured Notes had a remaining balance of $53.6 million and a remaining term of 13 years. At December 31, 1996, NOARK also had an unsecured long-term revolving credit agreement in the amount of $30.0 million with a group of banks, of which $28.7 million was outstanding. Amounts borrowed under the long-term revolving credit facility are severally guaranteed by the Company and an affiliate of the other general partner. The Company's share of the several guarantee of the notes and the line of credit is 60%. Additionally, the Company's gas distribution subsidiary has a transportation contract with an original term of ten years with NOARK for firm capacity of 41 MMcfd. The remaining term of that contract is six years and is renewable year-to-year until terminated by 180 days' notice.

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

       In May, 1996, a lawsuit was filed against the Company involving the disputed ownership of overriding royalty interests in a number of oil and gas properties. In a related matter, a purported class action suit was filed against the Company in May, 1996 on behalf of royalty owners alleging improprieties in the disbursements of royalty proceeds. The Company feels these claims are substantially without merit and intends to vigorously contest the claims brought in each matter. While the amount of the potential claims is significant in the aggregate, management believes, based on its investigation, that the Company's ultimate liability, if any, will not be material to its consolidated financial position or results of operations.

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


(13) Quarterly Results (Unaudited)

       The following is a summary of the quarterly results of operations for the years ended December 31, 1996 and 1995:


Quarter Ended                              March 31           June 30             September 30       December 31
----------------------------------------------------------------------------------------------------------------
                                                         (in thousands, except per share amounts)
                                                                            1996
----------------------------------------------------------------------------------------------------------------
Operating revenues                          $63,862           $34,304                 $30,252             $60,808
Operating income                            $19,518            $8,073                  $4,260             $16,145
Net income                                   $9,334            $2,791                    $212              $6,849
Earnings per share                             $.38              $.11                    $.01                $.28

                                                                            1995
-----------------------------------------------------------------------------------------------------------------
Operating revenues                          $51,751           $30,642                 $25,454             $45,264
Operating income                            $15,090            $3,927                  $1,955             $10,216
Net income (loss)                            $7,102              $445                 $(1,081)             $4,774
Earnings (loss) per share                      $.28              $.02                   $(.04)               $.19
=================================================================================================================

Financial and Operating Statistics
Southwestern Energy Company and Subsidiaries


                                                           1996          1995          1994          1993         1992         1991
------------------------------------------------------------------------------------------------------------------------------------
Financial Review (in thousands)
Operating revenues:
         Exploration and production                    $ 87,017      $ 63,603      $ 80,123      $ 79,374     $ 60,554     $ 49,392
         Gas distribution                               143,141       119,855       127,060       131,892      117,495      121,302
         Other                                              256           256           308           262          256          256
         Intersegment revenues                          (41,188)      (30,603)      (37,305)      (36,684)     (34,475)     (34,511)
------------------------------------------------------------------------------------------------------------------------------------
                                                        189,226       153,111       170,186       174,844      143,830      136,439
------------------------------------------------------------------------------------------------------------------------------------
Operating costs and expenses:
         Purchased gas costs                             42,851        37,133        36,395        42,962       35,848       40,423
         Operating and general                           50,509        44,436        42,506        40,093       34,970       32,609
         Depreciation, depletion and amortization        42,394        35,992        35,546        30,944       23,880       18,248
         Taxes, other than income taxes                   5,476         4,362         3,657         3,281        3,144        3,017
------------------------------------------------------------------------------------------------------------------------------------
                                                        141,230       121,923       118,104       117,280       97,842       94,297
------------------------------------------------------------------------------------------------------------------------------------
Operating income                                         47,996        31,188        52,082        57,564       45,988       42,142
Interest expense, net                                   (13,044)      (11,167)       (8,867)       (9,025)      (9,983)      (9,813)
Other income (expense)                                   (4,015)       (1,227)       (2,362)       (1,657)        (421)        (107)
------------------------------------------------------------------------------------------------------------------------------------
Income before income taxes, extraordinary item
         and the cumulative effect of accounting change  30,937        18,794        40,853        46,882       35,584       32,222
------------------------------------------------------------------------------------------------------------------------------------
Income taxes:
         Current                                         (5,569)       (4,908)        9,288        13,704        7,403        7,158
         Deferred                                        17,320        12,167         6,441         6,128        5,916        4,999
------------------------------------------------------------------------------------------------------------------------------------
                                                         11,751         7,259        15,729        19,832       13,319       12,157
------------------------------------------------------------------------------------------------------------------------------------
Income before extraordinary item and cumulative
         effect of accounting change                     19,186        11,535        25,124        27,050       22,265       20,065
Extraordinary loss due to early retirement of debt
         (net of $185 tax benefit)                            -          (295)            -             -            -            -
Cumulative effect of change in accounting for
         income taxes                                         -             -             -        10,126            -            -
------------------------------------------------------------------------------------------------------------------------------------
Net income                                             $ 19,186      $ 11,240      $ 25,124      $ 37,176     $ 22,265     $ 20,065
====================================================================================================================================
Cash flow from operations (in thousands)               $ 67,585      $ 55,861      $ 66,613      $ 70,199     $ 49,730     $ 34,986
Return on equity                                           9.23%         5.78%        12.35%        14.66%(1)    14.53%       14.75%
Gross profit margin                                       25.36%        20.37%        30.60%        32.92%       31.97%       30.89%
Net profit margin                                         10.14%         7.34%        14.76%        15.47%(1)    15.48%       14.71%
====================================================================================================================================
Common Stock Statistics(2)
Earnings per share before extraordinary item and
         cumulative effect of accounting change            $.78          $.46          $.98         $1.05         $.87         $.78
Earnings per share                                         $.78          $.45          $.98         $1.44         $.87         $.78
Cash dividends declared and paid per share                 $.24          $.24          $.24          $.22         $.20         $.19
Book value per share                                      $8.41         $7.87         $7.92         $7.18        $5.97        $5.30
Market price at year-end                                 $15.13        $12.75        $14.88        $18.00       $12.96       $10.50
Number of shareholders of record at year-end              2,572         2,759         2,875         3,005        2,930        2,989
Average shares outstanding                           24,705,256    25,130,781    25,684,110    25,684,110   25,683,963   25,678,011
====================================================================================================================================

(1)Before the cumulative effect of accounting change.
(2)All share and per share data have been restated to reflect the effect of a three-for-one stock split distributed in 1993.


                                                           1996          1995          1994          1993         1992         1991
------------------------------------------------------------------------------------------------------------------------------------
Capitalization (in thousands)
Long-term debt, including current portion              $278,285      $210,828      $142,300      $127,000     $143,335     $134,104
Common shareholders' equity                             207,941       194,504       203,456       184,530      153,233      136,041
------------------------------------------------------------------------------------------------------------------------------------
Total capitalization                                   $486,226      $405,332      $345,756      $311,530     $296,568     $270,145
------------------------------------------------------------------------------------------------------------------------------------
Total assets                                           $660,190      $569,093      $486,074      $445,454     $427,175     $392,208
------------------------------------------------------------------------------------------------------------------------------------
Capitalization ratios:
         Debt (excluding current portion)                 56.96%        51.65%        40.10%        40.19%       48.31%       49.08%
         Equity                                           43.04%        48.35%        59.90%        59.81%       51.69%       50.92%
====================================================================================================================================
Capital Expenditures (in millions)
Exploration and production                               $110.3        $ 82.2         $55.4         $37.4        $30.8        $30.3
Gas distribution                                           12.8          18.5          17.6          19.9         12.2          7.9
Other                                                       1.8            .9           3.9           1.9          1.9           .7
------------------------------------------------------------------------------------------------------------------------------------
                                                         $124.9        $101.6         $76.9         $59.2        $44.9        $38.9
====================================================================================================================================
Exploration and Production
Natural gas:
         Production, Bcf                                   34.8          34.5          37.7          35.7         25.8         20.3
         Average price per Mcf                            $2.26         $1.72         $2.04         $2.18        $2.26        $2.25
Oil:
         Production, MBbls                                  391           229           200            97          120          176
         Average price per barrel                        $21.21        $17.15        $15.89        $17.20       $19.75       $20.67
Average production (lifting) cost per Mcf equivalent       $.29          $.22          $.17          $.18         $.16         $.19
Proved reserves at year-end:
         Natural gas, Bcf                                 297.5         294.9         316.1         318.8        312.3        307.5
         Oil, MBbls                                       8,238         2,152         1,231           479          359          505
         Total Reserves, Bcf equivalent                   346.9         307.8         323.5         321.7        314.5        310.5
====================================================================================================================================
Gas Distribution
Sales and transportation volumes, Bcf:
         Residential                                       13.4          12.1          11.6          12.9         10.8         10.9
         Commercial                                         8.8           7.6           7.2           7.8          6.6          6.7
         Industrial                                         7.7           7.7           7.5           6.1          6.1          9.5
         End-use transportation                             5.5           5.2           4.8           5.6          5.2          1.3
------------------------------------------------------------------------------------------------------------------------------------
                                                           35.4          32.6          31.1          32.4         28.7         28.4
         Off-system transportation                          3.6           9.8          10.7          11.7          2.5           .2
------------------------------------------------------------------------------------------------------------------------------------
                                                           39.0          42.4          41.8          44.1         31.2         28.6
------------------------------------------------------------------------------------------------------------------------------------
Customers - year-end
         Residential                                    151,880       147,267       144,486       140,761      136,895      132,304
         Commercial                                      20,845        20,109        19,489        19,121       18,819       18,500
         Industrial                                         326           340           348           348          357          363
------------------------------------------------------------------------------------------------------------------------------------
                                                        173,051       167,716       164,323       160,230      156,071      151,167
------------------------------------------------------------------------------------------------------------------------------------
Degree days                                               4,627         4,376         4,161         4,929        4,104        4,095
Percent of normal                                           105%           99%           95%          113%          92%          93%
====================================================================================================================================

Shareholder Information

Annual Meeting

The Annual Meeting of Shareholders of Southwestern Energy Company will be held at the Northwest Arkansas Holiday Inn in Springdale, Arkansas, on Thursday, May 22, 1997, at 11:00 a.m. Central Daylight Time.


Stock Exchange Listing

Southwestern Energy Company's common stock is traded on the New York Stock Exchange under the symbol SWN and is listed in alphabetical quotation listings in most major newspapers as SowestEngy.


Independent Public Accountants

Arthur Andersen LLP
6450 South Lewis
Suite 300
Tulsa, Oklahoma 74136-1068


Financial Information

Financial analysts and investors who need additional information should contact Stanley D. Green, Executive Vice President - Finance and Corporate Development, at corporate headquarters, 501-521-1141.


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

First Chicago Trust Company of New York
P.O. Box 2598
Jersey City, NJ 07303-2598
Phone 1-800-446-2617


Annual Report

The 1996 Annual Report filed with the Securities and Exchange Commission on Form 10-K is available to shareholders upon request by writing to the Secretary at corporate headquarters.

Market Prices and Quarterly Dividends Paid

                          Range of Market Prices             Cash Dividends Paid
--------------------------------------------------------------------------------
                            1996          1995                  1996     1995
--------------------------------------------------------------------------------
March 31             $13.25   $10.63  $15.13  $11.75            $.06     $.06
June 30              $14.75   $11.88  $15.50  $13.63            $.06     $.06
September 30         $16.13   $13.63  $14.25  $12.00            $.06     $.06
December 31          $17.38   $14.25  $14.25  $12.25            $.06     $.06
================================================================================

Market prices represent transactions on the New York Stock Exchange.

Southwestern Energy Company and Subsidiaries
APPENDIX to 1996 ANNUAL REPORT TO SHAREHOLDERS

Description of Exploration & Production Operating Areas:

Southwestern conducts its exploration and production efforts primarily in five areas; the Arkoma Basin, the Anadarko Basin, the Midland Basin, the Gulf Coast, and the Delaware Basin of New Mexico. The Arkoma Basin is located in the central section of western Arkansas and the central section of eastern Oklahoma. Southwestern's activities are concentrated in the historically productive
Arkansas section of the Arkoma Basin. The Anadarko Basin covers most of the western part of Oklahoma and extends to the northwest into the northern panhandle of Texas and the panhandle area of Oklahoma. The Midland Basin is located in west Texas, just east of New Mexico. Southwestern's Gulf Coast operations include both onshore and offshore activity along both the Texas and Louisiana coasts. The Delaware Basin is located in the southeast corner of New Mexico and extends to the south into western Texas.

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

Description of NOARK Pipeline System Operating Area:

Southwestern Energy Pipeline Company owns a 47.93% general partnership interest in NOARK, a 258-mile intrastate pipeline that ties the Company's gathering and transmission pipeline systems in northwest Arkansas to its distribution systems in northeast Arkansas and southeast Missouri. NOARK starts near Forth Smith, at the Fort Chaffee military reservation, and extends east through the Arkoma Basin and across northern Arkansas. A lateral from NOARK extends north and connects to AWG's distribution line in the Mountain Home area. NOARK crosses three interstate pipelines in northeast Arkansas and ends at an interconnection with Arkansas Western Pipeline Company's 8-mile interstate pipeline at the Arkansas/Missouri border. This pipeline transports gas from NOARK to Associated's distribution system.


GAS DISTRIBUTION SYSTEMS MILES OF PIPE
                                          AWG                         Associated                      Total
-----------------------------------------------------------------------------------------------------------
Gathering                                 442                                 --                        442
Transmission                              745                                606                      1,351
Distribution                            2,936                              1,599                      4,535
-----------------------------------------------------------------------------------------------------------
                                        4,123                              2,205                      6,328
===========================================================================================================