Form 10-K405, Exhibit 13
period 1997-12-31
SOUTHWESTERN ENERGY CO
filed 1998-03-30
CIK 7332

MANAGEMENT'S DISCUSSION AND
ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS

     The following information should be read in conjunction with the information contained in the financial statements and the notes thereto included in this report and with the discussion below on "Forward-Looking Information." Certain reclassifications have been made to the prior years' financial statements to conform with the 1997 presentation. These reclassifications had no effect on previously reported net income.

Results of Operations
     Net income in 1997 was $18.7 million, or $.76 per share, down from $19.2 million, or $.78 per share, in 1996. Net income in 1995 was $11.2 million, or $.45 per share. During 1997, the benefit of higher gas prices and a utility rate increase was more than offset by increased depreciation, depletion and amortization expense (DD&A) and higher interest costs, resulting in the slight drop in earnings. The increase in 1996 earnings, as compared to 1995, was due to improved natural gas prices and increased deliveries in the gas distribution segment that resulted from colder weather and customer growth. Revenues and operating income for the Company's major business segments are shown in the following table.

                                        1997              1996              1995
--------------------------------------------------------------------------------
                                                    (in thousands)
Revenues
Exploration and production          $100,129          $ 86,978          $ 63,285
Gas distribution                     154,538           143,141           119,855
Energy services and other             83,128            30,225            31,219
Eliminations                         (61,606)          (57,004)          (47,534)
--------------------------------------------------------------------------------
                                    $276,189          $203,340          $166,825
================================================================================
Operating Income
Exploration and production          $ 33,303          $ 34,184          $ 20,111
Gas distribution                      17,152            14,223            10,833
Energy services and other              1,481              (411)              244
--------------------------------------------------------------------------------
                                    $ 51,936          $ 47,996          $ 31,188
================================================================================

Exploration and Production
     The Company's exploration and production revenues increased 15% in 1997 and 37% in 1996. The increase in 1997 was due to higher average gas prices and an increase in the Company's oil production. The increase in 1996 was primarily the result of higher average gas prices and increased sales of gas to the Company's gas distribution segment.
     Operating income of the exploration and production segment was $33.3 million in 1997, down 3% from $34.2 million in 1996. Operating income was $20.1 million in 1995. During 1997, higher DD&A expense offset the effect of improved gas pricing and higher oil production.
     Gas production decreased to 33.4 billion cubic feet (Bcf) in 1997 from 34.8 Bcf in 1996. Gas production was 34.5 Bcf in 1995. A decrease in sales to the Company's gas distribution systems in 1997 was partially offset by an increase in sales to unaffiliated purchasers. The production increase in 1996 resulted from increased sales to the Company's gas distribution systems, partially offset by a reduction in sales to unaffiliated purchasers.

                                        1997              1996              1995
--------------------------------------------------------------------------------
Gas Production
Affiliated sales (Bcf)                  14.3              16.3              13.9
Unaffiliated sales (Bcf)                19.1              18.5              20.6
--------------------------------------------------------------------------------
                                        33.4              34.8              34.5
--------------------------------------------------------------------------------
Average price per Mcf                  $2.57             $2.26             $1.72
================================================================================
Oil Production
Unaffiliated sales (MBbls)               749               391               229
--------------------------------------------------------------------------------
Average price per Bbl                 $19.02            $21.21            $17.15
================================================================================

     Gas sales to unaffiliated purchasers were 19.1 Bcf in 1997, up from 18.5 Bcf in 1996 and down from 20.6 Bcf in 1995. Gas production during 1997 from producing properties acquired in late 1996 and from drilling in New Mexico more than offset normal declines in production from the Company's other properties. Sales to unaffiliated purchasers are primarily made under contracts which reflect current short-term prices and which are subject to seasonal price swings.
     Intersegment sales to Arkansas Western Gas Company (AWG), the utility subsidiary which operates the Company's northwest Arkansas utility system, were
8.6 Bcf in 1997, 10.1 Bcf in 1996, and 8.5 Bcf in 1995. Colder weather in early 1996, along with the resulting need for injections to replenish the utility's storage facilities, caused higher demand for gas supply by AWG that year. The Company's gas production provided approximately 64% of AWG's requirements in 1997, 62% in 1996, and 65% in 1995. Most of the sales to AWG's system are pursuant to a long-term contract entered into in 1978 which was amended and restated in 1994 as a result of the Gas Cost Settlement, discussed more fully below under "Regulatory Matters." The sales price under this contract averaged $3.35 per thousand cubic feet (Mcf) in 1997, $3.03 per Mcf in 1996, and $2.40 per Mcf in 1995. This contract expires July 24, 1998. In March, 1997, AWG filed a gas supply plan with the Arkansas Public Service Commission (APSC) which projects system load growth patterns and long range gas supply needs for the utility's northwest Arkansas system. As part of its long range supply plan, AWG has proposed to enter into a new intersegment gas supply contract for a similar portion of its system needs at a price competitive with the cost of alternative supplies. The APSC has not yet approved AWG's gas supply plan. The Company expects that the volumes will continue to be sold to AWG. However, it is possible that the APSC may reject AWG's gas supply plan and require that the gas supply now provided under this contract be replaced through a competitive bidding process involving multiple potential suppliers. If this occurs, SEECO's continued sales of these volumes to AWG, and the price of any such sales, will depend on the result of this competitive bidding process. Other sales to AWG are made under long-term contracts with flexible pricing provisions.
     The Company's intersegment sales to Associated Natural Gas Company (Associated), a division of AWG which operates the Company's natural gas distribution systems in northeast Arkansas and parts of Missouri, were 5.7 Bcf in 1997, 6.2 Bcf in 1996, and 5.4 Bcf in 1995. Deliveries to Associated decreased in 1997 and increased in 1996 due primarily to corresponding changes in heating weather. Effective October, 1990, one of the Company's exploration and production subsidiaries entered into a ten-year contract with Associated to supply a portion of its system requirements at a price to be redetermined annually. The sales price under this contract was $2.20 per Mcf for the contract period ended September 30, 1995, $1.785 per Mcf for the contract period ended September 30, 1996, and $2.225 per Mcf for the contract period ended September 30, 1997. For the contract period beginning October 1, 1997, the contract was revised to redetermine the sales price monthly based on an index posting plus a reservation fee. The sales price under the contract was $2.54 for the month of December, 1997.
     The overall average price received at the wellhead for the Company's gas production was $2.57 per Mcf in 1997, $2.26 per Mcf in 1996, and $1.72 per Mcf in 1995. The increase in the average price received since 1995 primarily reflects changes in average annual spot market prices and an increase in the proportionate share of the Company's production sold at spot market prices and under long-term contracts with market-sensitive pricing.
     The Company periodically enters into hedging activities with respect to a portion of its projected crude oil and natural gas production through a variety of financial arrangements intended to support oil and gas prices at targeted levels and to minimize the impact of price fluctuations (see Note 8 of the financial statements for additional discussion). The Company expects the average price it receives for its total gas production to be generally higher than average spot market prices due to the prices it receives under the contracts covering its intersegment sales which are long-term and provide swing services to the Company's utility systems. Future changes in revenues from sales of the Company's gas production will be dependent upon changes in the market price for gas, access to new markets, maintenance of existing markets, and additions of new gas reserves.
     The Company expects future increases in its gas production to come primarily from sales to unaffiliated purchasers. The Company is unable to predict changes in the market demand and price for natural gas, including changes which may be induced by the effects of weather on demand of both affiliated and unaffiliated customers for the Company's production. Additionally, the Company holds a large amount of undeveloped leasehold acreage and producing acreage, and has an inventory of drilling leads, prospects and seismic data which will continue to be developed and evaluated in the future. The Company's exploration programs have been directed primarily toward natural gas in recent years. The Company will continue to concentrate on developing and acquiring gas reserves, but will also selectively seek opportunities to participate in projects oriented toward oil production.
     Oil production during 1997 totaled 749,000 barrels, up from 391,000 barrels in 1996 and 229,000 barrels in 1995. The increase in 1997 oil production resulted from the Company's acquisition of oil and gas properties owned by L.B. Simmons Energy, Inc. (Simmons). The acquisition was effective November 1, 1996, and added proved reserves of 6 million barrels of oil and 17 Bcf of gas.

Gas Distribution
     Gas distribution revenues fluctuate due to the pass-through of gas supply cost changes and due to the effects of weather. Because of the corresponding changes in purchased gas costs, the revenue effect of the pass-through of gas cost changes has not materially affected net income.
     Gas distribution revenues increased by 8% in 1997 and by 19% in 1996. The increase in 1997 resulted from an increase in the average utility rate caused by higher gas prices and a rate increase implemented in late 1996. The increase in 1996 was due both to an increase in the average utility rate caused by higher gas prices and weather which was 6% colder than in 1995.
     Operating income for Southwestern's utility systems increased 21% in 1997 and by 31% in 1996. The increase in 1997 was the result of the full year effect of a $5.1 million annual rate increase implemented in late 1996 for the utility's northwest Arkansas system and customer growth of 2% which more than offset lower deliveries resulting from warmer weather. The increase in 1996 was primarily caused by colder weather.


                                        1997              1996              1995
--------------------------------------------------------------------------------
Gas Distribution Systems
Throughput (Bcf)
     Sales volumes                      27.6              29.9              27.4
     Transportation volumes
     End-use                             6.6               5.5               5.2
     Off-system                          2.8               3.6               9.8
--------------------------------------------------------------------------------
                                        37.0              39.0              42.4
--------------------------------------------------------------------------------
Average number of sales customers    172,200           168,568           164,672
--------------------------------------------------------------------------------
Heating weather
     Degree days                       4,131             4,341             4,064
     Percent of normal                   103%              108%              102%
--------------------------------------------------------------------------------
Average sales rate per Mcf             $5.36             $4.57             $4.12
================================================================================

     In 1997, AWG sold 17.4 Bcf to its customers at an average rate of $5.34 per Mcf, compared to 18.8 Bcf at $4.40 per Mcf in 1996 and 17.1 Bcf at $3.93 per Mcf in 1995. Additionally, AWG transported 5.0 Bcf in 1997, 4.2 Bcf in 1996, and 4.3 Bcf in 1995 for its end-use customers. Associated sold 10.2 Bcf to its customers in 1997 at an average rate of $5.39 per Mcf, compared to 11.1 Bcf in 1996 at $4.87 per Mcf and 10.3 Bcf at $4.45 per Mcf in 1995. Associated transported 1.6 Bcf for its end-use customers in 1997, compared to 1.3 Bcf in 1996 and .9 Bcf in 1995. The decrease in the combined volumes sold and transported in 1997, as compared to 1996, for both AWG and Associated resulted from warmer weather, partially offset by increases in the average number of customers. The fluctuations in the average sales rates reflect changes in the average cost of gas purchased for delivery to the

Company's customers, which are passed through to customers under automatic adjustment clauses, and a rate increase for AWG that was implemented December, 1996.
     Total deliveries to industrial customers of AWG and Associated, including transportation volumes, were 13.2 Bcf in both 1997 and 1996 and 13.0 Bcf in 1995. AWG also transported 2.8 Bcf of gas through its gathering system in 1997 for off-system deliveries, all to the NOARK Pipeline System (NOARK), compared to
3.6 Bcf in 1996 and 9.8 Bcf in 1995. The decreases in off-system deliveries in 1997 and 1996 were due to the on-system demands of the Company's gas distribution systems resulting from the colder than normal weather combined with normal production declines in the area served by the utility's gathering system. The average transportation rate was approximately $.16 per Mcf, exclusive of fuel, in 1997 and 1996, and $.13 in 1995.
     Gas distribution revenues in future years will be impacted by both customer growth and rate increases allowed by regulatory commissions. In recent years, AWG has experienced customer growth of approximately 3% to 4% annually, while Associated has experienced customer growth of approximately 1% annually. Based on current economic conditions in the Company's service territories, the Company expects this trend in customer growth to continue. In December, 1996, AWG received approval from the APSC for a rate increase of $5.1 million annually. The Company received approvals in December, 1997, from the APSC and the Missouri Public Service Commission (MPSC) for rate increases and tariff changes which will allow the utility to collect an additional $3.0 million annually. Of the $3.0 million total, approximately $2.0 million is in the form of base rate increases and $1.0 million is related to the increased cost of service of the Company's gathering plant which is recovered through either the purchased gas adjustment clause or through direct charges to transportation customers.
     In its order approving the Missouri changes, the MPSC further ordered Associated to modify its purchased gas adjustment tariff to remove any specific language referencing recovery of the cost of service of its gathering facilities. The MPSC order provided that Associated should base gathering charges to its customers on competitive market conditions and that it would be allowed recovery from its sales and transportation customers of all prudently incurred gathering costs without reference to its cost of service. The MPSC will review these gathering costs annually as part of its annual review of Associated's gas costs. Associated believes that the MPSC lacks statutory authority to approve charges which are not based on historical cost of service. Associated plans to appeal this issue to the courts and intends to bill its ratepayers gas gathering costs based on its cost of service until the matter is resolved.
     If usage of the Company's gathering system to obtain system gas supply or to source gas delivered to its industrial customers should decrease, then recovery of these gathering costs would decrease as well. Gathering costs have been recovered in this manner from Missouri customers since Associated's 1990 rate case. Prior to the current changes, Associated's gathering costs were recovered from Arkansas customers through its base rates.
     Tariffs implemented in Arkansas as a result of both the 1996 and 1997 rate increases contain a weather normalization clause to lessen the impact of revenue increases and decreases which might result from weather variations during the winter heating season. Rate increase requests which may be filed in the future will depend on customer growth, increases in operating expenses, and additional investments in property, plant and equipment.

Energy Services
     Operating income for the energy services segment was $1.3 million on revenues of $82.8 million in 1997, compared to a loss of $.5 million on revenues of $30.0 million in 1996, and income of $.1 million on revenues of $31.0 million in 1995. The Company increased its marketing activities when it formed an energy services group in mid-1996 to better enable the Company to capture downstream opportunities which arise through marketing and transportation activity. The Company marketed 36.2 Bcf in 1997, compared to 13.0 Bcf in 1996 and 19.9 Bcf in 1995. The Company enters into hedging activities with respect to its gas marketing activities to provide margin protection (see Note 8 of the financial statements for additional discussion).
     A portion of the activity of the energy services segment involves the NOARK Pipeline System, Limited Partnership. At December 31, 1997, the Company held a 48% general partnership interest in NOARK. NOARK is a 258-mile long intrastate gas transmission system which extends across northern Arkansas, crossing three major interstate pipelines and interconnecting with the Company's distribution systems. NOARK has been operating below capacity and generating losses since it was placed in service in September, 1992. The Company's share of the pretax loss from operations for NOARK included in other income was $4.5 million in 1997, $3.8 million in 1996, and $.7 million in 1995. The 1995 pretax loss included $2.9 million of income for the Company's share of a $6.0 million settlement of contract issues with one of NOARK's transporters. Deliveries are currently being made by NOARK to portions of AWG's distribution system, to Associated, and to the interstate pipelines with which NOARK interconnects. In 1997, NOARK had an average daily throughput of 39.8 million cubic feet of gas per day (MMcfd), compared to 57.5 MMcfd in 1996, and 86 MMcfd in 1995. NOARK has a total transportation capacity of approximately 141 MMcfd. AWG has a transportation contract with NOARK for 52.3 MMcfd of firm capacity. The contract expires in 2002 and is renewable annually thereafter until terminated with 180 days' notice.
     The APSC currently regulates NOARK and has established a maximum transportation rate of approximately $.285 per dekatherm based on its original construction cost estimate of approximately $73 million. Due to construction conditions and the addition of a compressor station, the ultimate cost of the pipeline exceeded the original estimate by approximately $30 million. NOARK's operating performance has also been negatively impacted by a lack of access to adequate gas supplies.
     As a result of the continuing losses from its investment in NOARK, the Company investigated various options to improve the financial prospects of the venture, including an extension to Oklahoma which would access additional gas supply. In January, 1998, the Company entered into an agreement with Enogex Inc. (Enogex), a subsidiary of OGE Energy Corp., to expand the NOARK system and provide access to Oklahoma gas supplies through the integration of NOARK with the Ozark Gas Transmission System (Ozark). Ozark is a 437-mile interstate pipeline system which begins near McAlester, Oklahoma and terminates near Searcy, Arkansas. Ozark has a throughput capacity of approximately 170 MMcfd. Enogex has entered into an agreement to acquire Ozark from NGC Corporation for $55.0 million and will contribute Ozark to the NOARK partnership when regulatory approvals are obtained. Enogex has also acquired the NOARK partnership interests not held by Southwestern. Subject to approval by the Federal Energy Regulatory Commission, NOARK will be converted to an interstate pipeline and be operated with Ozark as an integrated system.
     In addition to its purchase of Ozark, Enogex will fund the integration project and an expansion of the combined system at an estimated cost of $15 million. The two pipelines have a minor interconnection and run in general proximity to each other in western Arkansas, but a larger interconnecting pipeline and compression will be constructed to enable the Ozark line in Oklahoma to serve as the supply line for both NOARK and Ozark. The combined pipelines will have capacity of approximately 330 MMcfd. The integrated system is expected to be operational in late 1998.
     After the integration is complete, Southwestern will have a 25% interest in the expanded project and Enogex will have a 75% interest. As further explained in Note 12 to the financial statements, the Company has severally guaranteed 60% of NOARK's currently outstanding debt. This debt financed a portion of the original cost to construct NOARK. As a part of the transaction with Enogex, $50.4 million of NOARK's 9.74% Senior Secured Notes were prepaid and refinanced with an interim loan from Enogex. The partners plan to refinance the interim loan on a permanent basis before the end of 1998. The Company's interest will continue to bear 60% of the debt service on the existing level of NOARK debt after its refinancing. There are also provisions in the agreement with Enogex which allow for future revenue allocations to the Company above its 25% partnership interest if certain minimum throughput and revenue assumptions are not met. As a result of the changes discussed above, the Company believes that it will be able to eliminate the losses it has experienced on the NOARK project and expects its investment in NOARK to be realized over the life of the system. See Note 7 of the financial statements for additional discussion.

Regulatory Matters
     The December, 1996 rate increase order issued by the APSC also provided that AWG cause to be filed with the APSC an independent study of its procedures for allocating costs between regulated and non-regulated operations, its staffing levels and executive compensation. The independent study was ordered by the APSC to address issues raised by the Office of the Attorney General of the State of Arkansas. The study is to begin in 1998 in accordance with a procedural schedule established by the APSC.
     During 1994, the Company entered into a settlement with the Staff of the APSC and the Office of the Attorney General of the State of Arkansas to resolve a dispute concerning the Company's pricing of intersegment sales (the Gas Cost Settlement). The issues involved the price of gas sold under a long-term contract between AWG and one of the Company's gas producing subsidiaries. The Gas Cost Settlement, which was effective July 1, 1994, increased the volumes which could be sold by the Company's exploration and production segment to AWG, but made the sales price equal to a spot market index plus a premium. The amended contract provides that volumes equal to the historical level of sales under the contract be sold at the spot market index plus a premium of $.95 per Mcf, while incremental sales volumes receive a premium of $.50 per Mcf. As discussed above in "Exploration and Production," this contract expires July 24, 1998. While the APSC has not yet approved a gas supply plan submitted by AWG to address the expiration of this contract, the Company anticipates that the volumes will continue to be sold to AWG. In 1997, approximately 8.2 Bcf (net to the Company's interest) was sold under the existing contract, compared to approximately 8.6 Bcf and 7.7 Bcf in 1996 and 1995, respectively.
     AWG also purchases gas from unaffiliated producers under take-or-pay contracts. The Company believes that it does not have a significant exposure to liabilities resulting from these contracts. Such exposure has increased in recent years as a result of a decline in its gas purchase requirements which has occurred as some of its large business customers converted to a transportation service offered by AWG and began to obtain their own gas supplies directly from other sources. The Company expects to be able to continue to satisfactorily manage its exposure to take-or-pay liabilities.

Operating Costs and Expenses
     The Company's operating costs and expenses, exclusive of gas purchases by the Company's utility and marketing segments, increased by 16% in both 1997 and 1996. The increases in both years were due primarily to increases in operating and general expenses, and depreciation, depletion and amortization expense. Increased operating and general expenses primarily relate to the Company's exploration and production segment. The higher costs in large part represent increased operating costs associated with the Company's expansion into areas outside of Arkansas. During 1997, production costs associated with certain oil properties acquired in November, 1996 accounted for most of the increase in operating expense. General and administrative expenses have increased in 1997 and 1996 due to inflationary increases in payroll and other costs and from personnel additions. The increase in DD&A expense for both 1997 and 1996 was primarily due to an increase in the amortization rate per unit of production in the exploration and production segment.
     The Company follows the full cost method of accounting for the exploration, development, and acquisition of oil and gas properties. DD&A is calculated using the units-of-production method. The Company's annual gas and oil production, as well as the amount of proved reserves owned by the Company and the costs associated with adding those reserves, are all components of the amortization calculation. The DD&A rate in 1997 was $1.06 per Mcfe, up from $.95 per Mcfe in 1996 and $.82 per Mcfe in 1995. The increases in the Company's amortization rate were caused by increases in the Company's average finding costs. The Company's full cost ceiling is evaluated at the end of each quarter. Market prices, production rates, levels of reserves, and the evaluation of costs excluded from amortization all influence the calculation of the full cost ceiling. A decline in oil and gas prices from year-end 1997 levels or other factors, without other mitigating circumstances, could cause a future write-down of capitalized costs and a noncash charge against future earnings.
     Gas purchased for resale by the Company's marketing segment increased to $63.1 million in 1997, compared to $14.1 million in 1996 and $13.7 million in 1995, due to an increase in volumes marketed and higher per unit gas costs. Increases in purchased gas costs for the Company's gas distribution segment in both 1997 and 1996 were due primarily to higher per unit gas costs. Purchased gas costs for the gas distribution segment are influenced primarily by changes in requirements for gas sales, the price and mix of gas purchased, and the timing of recoveries of deferred purchased gas costs.
     Inflation impacts the Company by generally increasing its operating costs and the costs of its capital additions. The effects of inflation on the Company's operations in recent years have been minimal due to low inflation rates. However, during 1997 the impact of inflation intensified in the Company's exploration and production segment as shortages in drilling rigs, third party services and qualified labor increased. Increased competition in south Louisiana also had the impact of increasing 3-D seismic and land costs in the area. Additionally, delays inherent in the rate-making process prevent the Company from obtaining immediate recovery of increased operating costs of its gas distribution segment.

Other Costs and Expenses
     Interest costs, net of capitalization, were up 26% in 1997 and 17% in 1996, both as compared to prior years, due to increases in long-term debt. The increases in long-term debt are discussed below in "Liquidity and Capital
Resources." Interest capitalized increased 8% in 1997 and 69% in 1996. The increase in 1996 was due primarily to higher capital expenditures in 1996 and 1995 in the exploration and production segment where interest is capitalized on costs excluded from amortization.
     The changes in other income in 1997 and 1996, as compared to 1995, relate primarily to increases in the Company's share of operating losses incurred by NOARK as discussed above.
     The Company's primary information processing systems are currently year 2000 compliant, or upgraded versions that are year 2000 compliant will be implemented during 1998 at no additional cost to the Company. The Company is currently in the process of evaluating its remaining information tech-nology infrastructure for year 2000 compliance. It does not expect the cost to modify the technology infrastructure to obtain year 2000 compliance to be material to its financial condition or results of operations, nor does it anticipate any material disruption in its operations as a result of any year 2000 noncompliance.

Liquidity and Capital Resources
     The Company continues to depend principally on internally generated funds as its major source of liquidity. However, the Company has sufficient ability to borrow additional funds to meet its short-term seasonal needs for cash, to finance a portion of its routine spending, if necessary, or to finance other extraordinary investment opportunities which might arise. In 1997, 1996, and 1995, net cash provided from operating activities totaled $75.4 million, $67.6 million, and $55.9 million, respectively. The primary components of cash generated from operations are net income, depreciation, depletion and amortization, and the provision for deferred income taxes. Net cash from operating activities provided 75% of the Company's capital requirements for routine capital expenditures, cash dividends, and scheduled debt retirements in 1997, 77% in 1996, and 59% in 1995.

Capital Expenditures
     Capital expenditures totaled $88.8 million in 1997, $124.9 million in 1996, and $101.6 million in 1995. The Company's exploration and production segment expenditures included acquisitions of oil and gas producing properties totaling $45.8 million in 1996 and $6.0 million in 1995. The Company made no producing property acquisitions in 1997.


                                        1997              1996              1995
--------------------------------------------------------------------------------
                                                     (in thousands)
Capital Expenditures
Exploration and production           $73,526          $110,352          $ 82,237
Gas distribution                      12,561            12,752            18,523
Other                                  2,734             1,809               866
--------------------------------------------------------------------------------
                                     $88,821          $124,913          $101,626
================================================================================

     The Company generally intends to adjust its level of routine capital expenditures depending on the expected level of internally generated cash and the level of debt in its capital structure. The Company expects that its level of capital spending will be adequate to allow the Company to maintain its present markets, explore and develop its existing gas and oil properties as well as generate new drilling prospects, and finance improvements necessary due to normal customer growth in its gas distribution segment.
     Capital spending planned for 1998 totals $74.2 million, a decrease of 16% from actual 1997 spending, consisting of $59.2 million for exploration and production, $12.3 million for gas distribution system expenditures, and $2.7 million for general purposes.

Financing Requirements
     At year-end 1997, Southwestern's total debt was $299.5 million. This compares to year-end 1996 total debt of $278.3 million.
     Two floating rate revolving credit facilities provide the Company access to $80.0 million of variable rate long-term capital. These facilities were temporarily expanded to $120 million in 1996 to provide additional debt financing to fund the acquisition of the Simmons properties. Borrowings outstanding under these credit facilities totaled $46.4 million at the end of 1997 and $96.5 million at the end of 1996.

     In May, 1997, the Company issued $60.0 million of 7.625% Medium-Term Notes due 2027. The notes may be repaid prior to maturity on May 1, 2009, at the noteholder's option. In October, 1997, the Company issued $40.0 million of Medium-Term Notes due 2017 at a weighted average interest rate of 7.21%. Proceeds from the issuance of these notes were used to repay certain borrowings under the Company's revolving credit facilities. All of these notes were issued under a supplement to the Company's $250.0 million shelf registration statement filed with the Securities and Exchange Commission in February, 1997, for the issuance of up to $125.0 million of Medium-Term Notes. The Company has $25.0 million of capacity remaining under the shelf registration statement. The Company's public notes are rated BBB+ by Standard and Poor's and Baa2 by Moody's.
     As explained above in "Energy Services," the Company has severally guaranteed 60% of the principal and interest payments on approximately $78.2 million of debt payable by NOARK at December 31, 1997. Of the total, Senior Secured Notes with a principal balance of $50.4 million are now pay-able to the other general partner of NOARK pursuant to an interim arrangement requiring annual principal payments of $3.2 million, plus interest on the unpaid balance. NOARK's remaining debt is pursuant to a $30.0 million unsecured revolving credit agreement with a group of banks which currently matures April 26, 1998. The partnership intends during 1998 to refinance the Senior Secured Notes and revolving credit agreement through a new issue of long-term notes. In 1997, the Company advanced $5.0 million to NOARK to fund its share of debt service payments. The Company expects to advance up to $3.6 million to NOARK during 1998 in connection with its guarantees.
     Under its existing debt agreements, the Company may not issue long-term debt in excess of 65% of its total capital and may not issue total debt in excess of 70% of its total capital. To issue additional long-term debt, the Company must also have, after giving effect to the debt to be issued, a ratio of earnings to fixed charges of at least 1.5 or higher. At the end of 1997, the capital structure consisted of 57.2% debt (excluding the current portion of long-term debt and the Company's several guarantee of NOARK's obligations) and 42.8% equity, with a ratio of earnings to fixed charges of 2.1. Over the long term, the Company expects to lower the debt portion of its capital structure by limiting its routine capital spending.

Working Capital
     The Company maintains access to funds which may be needed to meet seasonal requirements through the revolving lines of credit explained above. The Company had net working capital of $39.0 million at the end of 1997, up from $31.1 million at the end of 1996. Current assets increased by 21% to $88.0 million in 1997, while current liabilities increased 17% to $49.0 million. The increase in current assets at December 31, 1997, was due primarily to increases in accounts receivable, gas storage inventory and under-recovered purchased gas costs. The increase in accounts receivable was due primarily to higher weather-related sales at year-end 1997 and increased gas volumes marketed by the energy services segment. The increase in gas storage inventory at December 31, 1997, was due to both higher volumes stored and a higher weighted average cost. The increase in under-recovered purchased gas costs relates to the increased cost of natural gas purchased during 1997. These costs will be recovered from the Company's utility customers in subsequent months through automatic cost of gas adjustment clauses included in the utility's filed rate tariffs. The increase in current liabilities resulted primarily from an increase in accounts payable due to the timing of invoices received.

Forward-Looking Information
     All statements, other than historical financial information, included in this discussion and analysis of financial condition and results of operations may be deemed to be forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements reflect the Company's current views with respect to future events and performance. The Company believes that its expectations are based on reasonable assumptions. No assurances, however can be given that its goals will be achieved. Important factors that could cause actual results to differ materially from those in the forward-looking statements herein include
(1) the timing and extent of changes in commodity prices for gas and oil and interest rates, (2) the timing and extent of the Company's success in discovering, developing, producing, and estimating reserves, (3) the effects of weather and regulation on the Company's gas distribution segment, and (4) conditions in capital markets, availability of oil field services, drilling rigs, and other equipment, as well as other competitive factors during the periods covered by the forward-looking statements.

Reports of Management and
Independent Public Accountants

Report of Management

    Management is responsible for the preparation and integrity of the Company's financial statements. The financial statements have been prepared in accordance with generally accepted accounting principles consistently applied, and necessarily include some amounts that are based on management's best estimates and judgment.
    The Company maintains a system of internal accounting and administrative controls and an ongoing program of internal audits that management believes provide reasonable assurance that assets are safeguarded and that transactions are properly recorded and executed in accordance with management's authorization. The Company's financial statements have been audited by its independent auditors, Arthur Andersen LLP. In accordance with generally accepted auditing standards, the independent auditors obtained a sufficient understanding of the Company's internal controls to plan their audit and determine the nature, timing, and extent of other tests to be preformed.
    The Audit Committee of the Board of Directors, composed solely of outside directors, meets with management, internal auditors, and Arthur Andersen LLP to review planned audit scopes and results and to discuss other matters affecting internal accounting controls and financial reporting. The independent auditors have direct access to the Audit Committee and periodically meet with it without management representatives present.



Report of Independent Public Accountants

To the Board of Directors and Shareholders of Southwestern Energy Company:

     We have audited the consolidated balance sheets of SOUTHWESTERN ENERGY COMPANY (an Arkansas corporation) AND SUBSIDIARIES as of December 31, 1997 and 1996, and the related consolidated statements of income, retained earnings, and cash flows for each of the three years in the period ended December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.
     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Southwestern Energy Company and Subsidiaries as of December 31, 1997 and 1996, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1997, in conformity with generally accepted accounting principles.


ARTHUR ANDERSEN LLP


Tulsa, Oklahoma
February 4, 1998

Statements of Income
Southwestern Energy Company and Subsidiaries


For the Years Ended December 31,                                                      1997             1996             1995
-----------------------------------------------------------------------------------------------------------------------------
                                                                                   ($ in thousands, except per share amounts)
Operating Revenues
Gas sales                                                                        $ 190,298        $ 174,738        $ 142,455
Gas marketing                                                                       65,435           14,153           14,032
Oil sales                                                                           14,258            8,294            3,924
Gas transportation and other                                                         6,198            6,155            6,414
-----------------------------------------------------------------------------------------------------------------------------
                                                                                   276,189          203,340          166,825
-----------------------------------------------------------------------------------------------------------------------------
Operating Costs and Expenses
Gas purchases - utility                                                             46,806           42,851           37,133
Gas purchases - marketing                                                           63,054           14,114           13,714
Operating and general                                                               59,167           50,509           44,436
Depreciation, depletion and amortization                                            48,208           42,394           35,992
Taxes, other than income taxes                                                       7,018            5,476            4,362
-----------------------------------------------------------------------------------------------------------------------------
                                                                                   224,253          155,344          135,637
-----------------------------------------------------------------------------------------------------------------------------
Operating Income                                                                    51,936           47,996           31,188
Interest Expense, Net                                                               16,414           13,044           11,167
Other Income (Expense)                                                              (5,017)          (4,015)          (1,227)
-----------------------------------------------------------------------------------------------------------------------------
Income Before Income Taxes and Extraordinary Item                                   30,505           30,937           18,794
-----------------------------------------------------------------------------------------------------------------------------
Income Taxes
Current                                                                               (732)          (5,569)          (4,908)
Deferred                                                                            12,522           17,320           12,167
-----------------------------------------------------------------------------------------------------------------------------
                                                                                    11,790           11,751            7,259
-----------------------------------------------------------------------------------------------------------------------------
Income Before Extraordinary Item                                                    18,715           19,186           11,535
Extraordinary Item                                                                       -                -             (295)
-----------------------------------------------------------------------------------------------------------------------------
Net Income                                                                       $  18,715        $  19,186        $  11,240
=============================================================================================================================
Basic Earnings Per Share
Income before extraordinary item                                                      $.76             $.78             $.46
Extraordinary item                                                                       -                -             (.01)
-----------------------------------------------------------------------------------------------------------------------------
Net Income                                                                            $.76             $.78             $.45
=============================================================================================================================
Weighted Average Common Shares Outstanding                                      24,738,882       24,705,256       25,130,781
=============================================================================================================================
Dilutive Earnings Per Share
Income before extraordinary item                                                      $.76             $.77             $.46
Extraordinary item                                                                       -                -             (.01)
-----------------------------------------------------------------------------------------------------------------------------
Net Income                                                                            $.76             $.77             $.45
=============================================================================================================================
Dilutive Weighted Average Common Shares Outstanding                             24,777,906       24,788,587       25,199,258
=============================================================================================================================
The accompanying notes are an integral part of the financial statements.

Balance Sheets
Southwestern Energy Company and Subsidiaries

December 31,                                                                                          1997              1996
-----------------------------------------------------------------------------------------------------------------------------
                                                                                                          (in thousands)
Assets
Current Assets
Cash                                                                                              $   4,603        $   2,297
Accounts receivable                                                                                  45,752           39,928
Income taxes receivable                                                                               3,074            6,623
Inventories, at average cost                                                                         20,465           17,571
Under-recovered purchased gas costs                                                                   9,428            3,030
Other                                                                                                 4,633            3,484
-----------------------------------------------------------------------------------------------------------------------------
     Total current assets                                                                            87,955           72,933
-----------------------------------------------------------------------------------------------------------------------------
Investments                                                                                           7,039            6,557
-----------------------------------------------------------------------------------------------------------------------------
Property, Plant and Equipment, at cost
Gas and oil properties, using the full cost method, including $69,304,000
     in 1997 and $53,942,000 in 1996 excluded from amortization                                     708,094          637,100
Gas distribution systems                                                                            212,779          203,070
Gas in underground storage                                                                           23,748           25,636
Other                                                                                                25,319           22,031
-----------------------------------------------------------------------------------------------------------------------------
                                                                                                    969,940          887,837
Less: Accumulated depreciation, depletion and amortization                                          366,638          319,135
-----------------------------------------------------------------------------------------------------------------------------
                                                                                                    603,302          568,702
-----------------------------------------------------------------------------------------------------------------------------
Other Assets                                                                                         12,570           11,998
-----------------------------------------------------------------------------------------------------------------------------
                                                                                                  $ 710,866        $ 660,190
=============================================================================================================================

Liabilities and Shareholders' Equity
Current Liabilities
Current portion of long-term debt                                                                 $   3,071        $   3,071
Accounts payable                                                                                     29,903           25,644
Taxes payable                                                                                         3,893            3,290
Interest payable                                                                                      2,569            1,628
Customer deposits                                                                                     5,307            4,904
Other                                                                                                 4,246            3,285
-----------------------------------------------------------------------------------------------------------------------------
     Total current liabilities                                                                       48,989           41,822
-----------------------------------------------------------------------------------------------------------------------------
Long-Term Debt, less current portion above                                                          296,472          275,214
-----------------------------------------------------------------------------------------------------------------------------
Other Liabilities
Deferred income taxes                                                                               139,256          130,686
Other                                                                                                 4,584            4,527
-----------------------------------------------------------------------------------------------------------------------------
                                                                                                    143,840          135,213
-----------------------------------------------------------------------------------------------------------------------------
Commitments and Contingencies
-----------------------------------------------------------------------------------------------------------------------------
Shareholders' Equity
Common stock, $.10 par value; authorized 75,000,000 shares,
     issued 27,738,084 shares                                                                         2,774            2,774
Additional paid-in capital                                                                           21,475           21,336
Retained earnings, per accompanying statements                                                      230,669          217,889
-----------------------------------------------------------------------------------------------------------------------------
                                                                                                    254,918          241,999
Less: Common stock in treasury, at cost, 2,904,519 shares in 1997 and
         3,019,200 shares in 1996                                                                    32,357           33,603
      Unamortized cost of restricted shares issued under stock incentive
         plan, 90,375 shares in 1997 and 40,020 shares in 1996                                          996              455
-----------------------------------------------------------------------------------------------------------------------------
                                                                                                    221,565          207,941
-----------------------------------------------------------------------------------------------------------------------------
                                                                                                  $ 710,866        $ 660,190
=============================================================================================================================
The accompanying notes are an integral part of the financial statements.

Statements of Cash Flows
Southwestern Energy Company and Subsidiaries


For the Years Ended December 31,                                                      1997             1996            1995
-----------------------------------------------------------------------------------------------------------------------------
                                                                                                 (in thousands)
Cash Flows From Operating Activities
Net income                                                                       $  18,715        $  19,186         $ 11,240
Adjustments to reconcile net income to net cash provided
     by operating activities:
         Depreciation, depletion and amortization                                   48,488           42,674           36,272
         Deferred income taxes                                                      12,522           17,320           12,167
         Equity in loss of partnership                                               4,523            3,778              696
         Change in assets and liabilities:
              Increase in accounts receivable                                       (5,824)          (4,387)          (3,216)
              (Increase) decrease in income taxes receivable                         3,549            1,598           (6,729)
              (Increase) decrease in under-recovered purchased gas costs            (6,398)         (10,357)           3,700
              Increase in inventories                                               (2,894)          (2,123)          (3,249)
              Increase in accounts payable                                           4,259            1,655            5,319
              Net change in other current assets and liabilities                    (1,584)          (1,759)            (339)
-----------------------------------------------------------------------------------------------------------------------------
Net cash provided by operating activities                                           75,356           67,585           55,861
-----------------------------------------------------------------------------------------------------------------------------
Cash Flows From Investing Activities
Capital expenditures                                                               (88,821)        (124,913)        (101,626)
Investment in partnership                                                           (4,962)          (1,266)          (4,968)
(Increase) decrease in gas stored underground                                        1,888           (2,190)           4,013
Other items                                                                          5,175               55            2,814
-----------------------------------------------------------------------------------------------------------------------------
Net cash used in investing activities                                              (86,720)        (128,314)         (99,767)
-----------------------------------------------------------------------------------------------------------------------------
Cash Flows From Financing Activities
Net increase (decrease) in revolving long-term debt                                (50,100)          73,600          (29,400)
Payments on other long-term debt                                                   (28,643)          (6,143)          (3,071)
Proceeds from issuance of long-term debt                                            98,348                -          121,978
Retirement of 10.63% Senior Notes                                                        -                -          (24,958)
Purchase of treasury stock                                                               -                -          (14,259)
Dividends paid                                                                      (5,935)          (5,929)          (6,038)
-----------------------------------------------------------------------------------------------------------------------------
Net cash provided by financing activities                                           13,670           61,528           44,252
-----------------------------------------------------------------------------------------------------------------------------
Increase in cash                                                                     2,306              799              346
Cash at beginning of year                                                            2,297            1,498            1,152
-----------------------------------------------------------------------------------------------------------------------------
Cash at end of year                                                              $   4,603        $   2,297        $   1,498
=============================================================================================================================

Statements of Retained Earnings
Southwestern Energy Company and Subsidiaries

For the Years Ended December 31,                                                      1997             1996             1995
-----------------------------------------------------------------------------------------------------------------------------
                                                                                                 (in thousands)
Retained Earnings, beginning of year                                              $217,889         $204,632         $199,430
Net income                                                                          18,715           19,186           11,240
Cash dividends declared ($.24 per share)                                            (5,935)          (5,929)          (6,038)
-----------------------------------------------------------------------------------------------------------------------------
Retained Earnings, end of year                                                    $230,669         $217,889         $204,632
=============================================================================================================================

The accompanying notes are an integral part of the financial statements.

Notes to Financial Statements
Southwestern Energy Company and Subsidiaries
December 31, 1997, 1996 and 1995

(1) Summary of Significant Accounting Policies

Nature of Operations and Consolidation
     Southwestern Energy Company (Southwestern or the Company) is a diversified energy company primarily focused on natural gas. Through its wholly-owned subsidiaries, the Company is engaged in oil and gas exploration and production, natural gas gathering, transmission and marketing, and natural gas distribution. Approximately 65% of the Company's business is derived from the exploration and production segment based on operating income. Southwestern's exploration and production activities are concentrated in Arkansas, Oklahoma, Texas, New Mexico, Louisiana, and the Gulf Coast (primarily onshore). The gas distribution segment operates in northern Arkansas and parts of Missouri, and obtains approximately 60% of its gas supply from one of the Company's exploration and production subsidiaries. The customers of the gas distribution segment consist of residential, commercial, and industrial users of natural gas. Southwestern's marketing and transportation business is concentrated in its core areas of operations.
     The consolidated financial statements include the accounts of Southwestern Energy Company and its wholly-owned subsidiaries, Southwestern Energy Production Company, SEECO, Inc., Arkansas Western Gas Company, Southwestern Energy Services Company, Diamond "M" Production Company, Southwestern Energy Pipeline Company, Arkansas Western Pipeline Company, and A.W. Realty Company. All significant intercompany accounts and transactions have been eliminated. The Company accounts for its general partnership interest in the NOARK Pipeline System, Limited Partnership (NOARK) using the equity method of accounting. In accordance with Statement of Financial Accounting Standards (SFAS) No. 71, "Accounting for the Effects of Certain Types of Regulation," the Company recognizes profit on intercompany sales of gas delivered to storage by its utility subsidiary. Certain reclassifications have been made to the prior years' financial statements to conform with the 1997 presentation.
     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities, if any, at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Property, Depreciation, Depletion and Amortization
     Gas and Oil Properties-The Company follows the full cost method of accounting for the exploration, development, and acquisition of gas and oil reserves. Under this method, all such costs (productive and nonproductive) including salaries, benefits, and other internal costs directly attributable to these activities are capitalized and amortized on an aggregate basis over the estimated lives of the properties using the units-of-production method. The Company excludes all costs of unevaluated properties from immediate amortization. The Company's unamortized costs of oil and gas properties are limited to the sum of the future net revenues attributable to proved oil and gas reserves discounted at 10 percent plus the cost of any unproved properties. If the Company's unamortized costs in oil and gas properties exceed this ceiling amount, a provision for additional depreciation, depletion and amortization is required. At December 31, 1997, 1996, and 1995, the Company's cost of oil and gas properties did not exceed such ceiling amounts.
     Gas Distribution Systems-Costs applicable to construction activities, including overhead items, are capitalized. Depreciation and amortization of the gas distribution system is provided using the straight-line method with average annual rates for plant functions ranging from 2.2% to 5.6%. Gas in underground storage is stated at average cost.
     Other property, plant and equipment is depreciated using the straight-line method over estimated useful lives ranging from 5 to 40 years.
     The Company charges to maintenance or operations the cost of labor, materials, and other expenses incurred in maintaining the operating efficiency of its properties. Betterments are added to property accounts at cost. Retirements are credited to property, plant and equipment at cost and charged to accumulated depreciation, depletion and amortization with no gain or loss recognized, except for abnormal retirements.
     Capitalized Interest-Interest is capitalized on the costs of unevaluated gas and oil properties excluded from amortization. In accordance with established utility regulatory practice, an allowance for funds used during construction of major projects is capitalized and amortized over the estimated lives of the related facilities.

Gas Distribution Revenues and Receivables
     Customer receivables arise from the sale or transportation of gas by the Company's gas distribution subsidiary. The Company's gas distribution customers represent a diversified base of residential, commercial, and industrial users. Approximately 108,000 of these customers are served in northwest Arkansas and approximately 69,000 are served in northeast Arkansas and Missouri.
     The Company records gas distribution revenues on an accrual basis, as gas volumes are used, to provide a proper matching of revenues with expenses.

     The gas distribution subsidiary's rate schedules include purchased gas adjustment clauses whereby the actual cost of purchased gas above or below the level included in the base rates is permitted to be billed or is required to be credited to customers. Each month, the difference between actual costs of purchased gas and gas costs recovered from customers is deferred. The deferred differences are billed or credited, as appropriate, to customers in subsequent months. Effective December, 1996, for the Company's northwest Arkansas system, and effective December, 1997, for the northeast Arkansas system, rate schedules include a weather normalization clause to lessen the impact of revenue increases and decreases which might result from weather variations during the winter heating season. The pass-through of gas costs to customers is not affected by this normalization clause.

Gas Production Imbalances
     The exploration and production subsidiaries record gas sales using the entitlement method. The entitlement method requires revenue recognition of the Company's revenue interest share of gas production from properties in which gas sales are disproportionately allocated to owners because of marketing or other contractual arrangements. The Company's net imbalance position at December 31, 1997 and 1996 was not significant.

Income Taxes
     Deferred income taxes are provided to recognize the income tax effect of reporting certain transactions in different years for income tax and financial reporting purposes.

Risk Management
     The Company has limited involvement with derivative financial instruments and does not use them for trading purposes. They are used to manage defined commodity price risks. The Company uses commodity swap agreements and options to hedge sales of natural gas and crude oil. Gains and losses resulting from hedging activities are recognized when the related physical transactions are recognized. Gains or losses from commodity swap agreements and options that do not qualify for accounting treatment as hedges are recognized currently as other income or expense. See Note 8 for a discussion of the Company's commodity hedging activity.

Earnings Per Share and Shareholders' Equity
     The Company has adopted Financial Accounting Standards Board Statement No. 128, "Earnings Per Share" (SFAS No. 128). Basic earnings per common share is computed by dividing net income by the weighted average number of common shares outstanding during each year. The diluted earnings per share calculation adds to the weighted average number of common shares outstanding the incremental shares that would have been outstanding assuming the exercise of dilutive stock options. The impact of the adoption of SFAS No. 128 had no effect on reported earnings per share for 1996 and 1995.
     During 1997 the Company issued 117,740 treasury shares under a compensatory plan and for stock awards and returned to treasury 3,059 shares canceled from an earlier issue under the compensatory plan. The net effect of these transactions was a $1.2 million decrease in treasury stock.

(2) Long-Term Debt

     Long-term debt as of December 31, 1997 and 1996 consisted of the following:

                                                                                                      1997              1996
                                                                                                  ---------------------------
                                                                                                          (in thousands)
Senior Notes
8.69% Series due 1997                                                                             $       -        $  22,500
8.86% Series due in annual installments of $3.1 million through 1999                                  6,143           12,285
9.36% Series due in annual installments of $2.0 million beginning 2001                               22,000           22,000
6.70% Series due 2005                                                                               125,000          125,000
7.625% Series due 2027, putable at the holders option in 2009                                        60,000                -
7.21% Series due 2017                                                                                40,000                -
-----------------------------------------------------------------------------------------------------------------------------
                                                                                                    253,143          181,785
Other
Variable rate (6.27% at December 31, 1997) unsecured revolving credit arrangements                   46,400           96,500
-----------------------------------------------------------------------------------------------------------------------------
Total long-term debt                                                                                299,543          278,285
Less: Current portion of long-term debt                                                               3,071            3,071
-----------------------------------------------------------------------------------------------------------------------------
                                                                                                  $ 296,472        $ 275,214
=============================================================================================================================

     The Company has several prepayment options under the terms of certain of its Senior Notes. Prepayments made without premium are subject to certain limitations. Other prepayment options involve the payment of premiums based in some instances on market interest rates at the time of prepayment.
     Two variable rate credit facilities provide the Company access to $80.0 million of long-term revolving credit. Borrowings outstanding under these credit facilities totaled $46.4 million at December 31, 1997, all of which was classified as long-term debt. Each facility allows the Company four interest rate options-the floating prime rate, a fixed rate tied to either short-term certificate of deposit or Eurodollar rates, or a fixed rate based on the lenders' cost of funds. The revolving credit facilities expire in 2000. The Company intends to renew or replace the facilities prior to expiration.

     The terms of the long-term debt instruments and agreements contain covenants which impose certain restrictions on the Company, including limitation of additional indebtedness and restrictions on the payment of cash dividends. At December 31, 1997, approximately $129.1 million of retained earnings was available for payment as dividends.
     Aggregate maturities of long-term debt for each of the years ending December 31, 1998 through 2002, are $3.1 million, $3.1 million, $46.4 million, $2.0 million, and $2.0 million. Total interest payments of $18.8 million, $15.6 million, and $12.9 million were made in 1997, 1996, and 1995, respectively.

(3) Income Taxes

     The provision for income taxes included the following components:

                                                         1997             1996           1995
                                                    ------------------------------------------
                                                                     (in thousands)
Federal:
     Current                                        $ (1,614)        $ (5,788)       $ (5,436)
     Deferred                                         11,422           15,799          11,434
State:
     Current                                             882              219             528
     Deferred                                          1,219            1,833           1,046
Investment tax credit amortization                      (119)            (312)           (313)
----------------------------------------------------------------------------------------------
Provision for income taxes                          $ 11,790         $ 11,751         $ 7,259
==============================================================================================

     The provision for income taxes was an effective rate of 38.6% in 1997, 38.0% in 1996, and 38.6% in 1995. The following reconciles the provision for income taxes included in the consolidated statements of income with the provision which would result from application of the statutory federal tax rate to pretax financial income:

                                                                       1997             1996             1995
                                                                    ------------------------------------------
                                                                                  (in thousands)
Expected provision at federal statutory rate of 35%                 $10,677          $10,828           $6,578
Increase (decrease) resulting from:
     State income taxes, net of federal income tax benefit            1,365            1,334            1,023
     Other                                                             (252)            (411)            (342)
--------------------------------------------------------------------------------------------------------------
Provision for income taxes                                          $11,790          $11,751           $7,259
==============================================================================================================

The components of the Company's net deferred tax liability as of December 31, 1997 and 1996 were as follows:

                                                                         1997             1996
                                                                     --------------------------

                                                                              (in thousands)
Deferred tax liabilities:
     Differences between book and tax basis of property              $124,634         $116,036
     Stored gas difference                                              7,133            6,008
     Deferred purchased gas costs                                       5,223            3,907
     Prepaid pension costs                                              1,779            1,637
     Book over tax basis in partnerships                                6,071            5,099
     Other                                                                665              748
----------------------------------------------------------------------------------------------
                                                                      145,505          133,435
----------------------------------------------------------------------------------------------
Deferred tax assets:
     Accrued compensation                                                 754              814
     Alternative minimum tax credit carryforward                        4,593            2,716
     Other                                                                534              437
----------------------------------------------------------------------------------------------
                                                                        5,881            3,967
----------------------------------------------------------------------------------------------
Net deferred tax liability                                           $139,624         $129,468
==============================================================================================

     Total income tax payments of $4.2 million, $4.0 million, and $.9 million were made in 1997, 1996, and 1995, respectively.

(4) Pension Plan and Other Postretirement Benefits

     Substantially all employees are covered by the Company's defined benefit pension plan. Benefits are based on years of benefit service and the employee's "average compensation," as defined. The Company's funding policy is to contribute amounts which are actuarially determined to provide the plan with sufficient assets to meet future benefit payment requirements and which are tax deductible.
     Plan assumptions for 1997 and 1996 included an expected long-term rate of return on plan assets of 9%, a weighted average discount rate of 7.5% for the net pension cost computation, and a salary progression rate of 5%. The reconciliation of prepaid pension cost at December 31, 1997 utilizes a discount rate of 7.5% for future settlements.

     The following table sets forth the plan's funded status and amounts recognized in the Company's balance sheets at December 31, 1997 and 1996:

                                                                         1997             1996
                                                                     --------------------------
                                                                            (in thousands)
Actuarial present value of benefit obligations:
     Vested benefits                                                 $(32,597)        $(30,371)
     Nonvested benefits                                                (2,787)          (2,574)
-----------------------------------------------------------------------------------------------
     Accumulated benefit obligation                                   (35,384)         (32,945)
     Effect of projected future compensation levels                   (11,524)          (9,096)
-----------------------------------------------------------------------------------------------
     Projected benefit obligation                                     (46,908)         (42,041)
Plan assets at fair value, primarily common stocks and bonds           65,966           56,457
-----------------------------------------------------------------------------------------------
Plan assets in excess of projected benefit obligation                  19,058           14,416
Unrecognized net gain                                                 (14,336)          (9,962)
Unrecognized net asset                                                   (586)            (769)
Unrecognized prior service cost                                           352              354
-----------------------------------------------------------------------------------------------
Prepaid pension cost                                                 $  4,488         $  4,039
===============================================================================================

     Net  pension  cost  for  1997,   1996,  and  1995  included  the  following
components:

                                                            1997               1996             1995
                                                       ----------------------------------------------
                                                                          (in thousands)
Service costs (benefits earned during the period)      $   1,728           $  1,520         $  1,101
Interest cost on projected benefit obligation              3,189              2,850            2,316
Actual return on plan assets                             (11,635)            (8,332)         (15,172)
Net amortization and deferral                              6,269              3,710           11,699
-----------------------------------------------------------------------------------------------------
Net pension credit                                     $    (449)          $   (252)        $    (56)
=====================================================================================================

     The Company also has a supplemental retirement plan which provides for certain pension benefits. Net pension cost recorded for this plan was $54,000, $81,000, and $221,000 in 1997, 1996, and 1995, respectively. At December 31,
1997, the supplemental retirement plan had an accrued pension cost of $216,000.
     The Company provides postretirement health care and life insurance benefits to eligible employees. Employees become eligible for these benefits if they meet age and service requirements. Generally, the benefits paid are a stated percentage of medical expenses reduced by deductibles and other coverages. Net postretirement benefit cost for 1997 and 1996 included the following components:

                                                                             1997              1996
                                                                            -----------------------
                                                                                 (in thousands)
Service cost of benefits earned during the year                              $ 90              $ 61
Amortization of transition amount                                             103               103
Amortization of unrecognized loss                                              40                 4
Interest cost on accumulated postretirement benefit obligation (APBO)         213               161
---------------------------------------------------------------------------------------------------
Net postretirement benefit cost                                              $446              $329
===================================================================================================

     The APBO as of December 31, 1997 and 1996 was comprised of the following:

                                                                             1997            1996
                                                                             ---------------------
                                                                                 (in thousands)
Retirees                                                                   $1,370          $1,037
Active participants, fully eligible                                           440             326
Other participants                                                          1,257             926
--------------------------------------------------------------------------------------------------
Total APBO                                                                 $3,067          $2,289
==================================================================================================

     In determining the APBO, an assumed weighted average discount rate of 7.5% was used for 1997 and 1996. An increase of 10% in the cost of covered health care benefits was assumed for 1998. This rate is assumed to decrease ratably to 6% over 8 years and remain at that level thereafter. The effect of a one percentage point increase in the assumed health care cost trend rate for each future year would increase the total APBO at year-end 1997 by $368,000 and the 1997 net postretirement benefit cost by $39,000.

(5) Natural Gas and Oil Producing Activities

     All of the Company's gas and oil properties are located in the United States. The table below sets forth the results of operations from gas and oil producing activities:

                                                     1997              1996             1995
                                                 --------------------------------------------
                                                                   (in thousands)
Sales                                            $100,129          $ 86,978         $ 63,285
Production (lifting) costs                        (17,155)          (10,607)          (7,930)
Depreciation, depletion and amortization          (40,340)          (35,533)         (29,607)
---------------------------------------------------------------------------------------------
                                                   42,634            40,838           25,748
Income tax expense                                (16,331)          (15,528)          (9,862)
---------------------------------------------------------------------------------------------
Results of operations                            $ 26,303          $ 25,310         $ 15,886
=============================================================================================

     The results of operations shown above exclude overhead and interest costs. Income tax expense is calculated by applying the statutory tax rates to the revenues less costs, including depreciation, depletion and amortization, and after giving effect to permanent differences and tax credits.
     The table below sets forth capitalized costs incurred in gas and oil property acquisition, exploration, and development activities during 1997, 1996, and 1995:


                                                      1997              1996             1995
                                                   -------------------------------------------
                                                                    (in thousands)
Property acquisition costs                         $10,911         $  60,748          $27,715
Exploration costs                                   33,225            25,436           29,843
Development costs                                   28,825            23,667           24,429
----------------------------------------------------------------------------------------------
Capitalized costs incurred                         $72,961          $109,851          $81,987
==============================================================================================
Amortization per Mcf equivalent                     $1.057             $.949            $.817
==============================================================================================


     Capitalized interest is included as part of the cost of oil and gas properties. The Company capitalized $4.5 million, $4.1 million, and $2.5 million during 1997, 1996, and 1995, respectively, based on the Company's weighted average cost of borrowings used to finance the expenditures.
     In addition to capitalized interest, the Company also capitalized internal costs of $6.0 million, $5.9 million, and $4.4 million during 1997, 1996, and 1995, respectively. These internal costs were directly related to acquisition, exploration and development activities and are included as part of the cost of oil and gas properties.
     The following table shows the capitalized costs of gas and oil properties and the related accumulated depreciation, depletion and amortization at December 31, 1997 and 1996:


                                                               1997             1996
                                                           --------------------------
                                                                   (in thousands)
Proved properties                                          $628,549         $575,458
Unproved properties                                          79,545           61,642
-------------------------------------------------------------------------------------
Total capitalized costs                                     708,094          637,100
Less: Accumulated depreciation, depletion and amortization  281,595          241,237
-------------------------------------------------------------------------------------
Net capitalized costs                                      $426,499         $395,863
=====================================================================================

     The table below sets forth the composition of net unevaluated costs excluded from amortization as of December 31, 1997. Included in these costs is $5.1 million representing leasehold and seismic costs related to the remaining unevaluated portion of acreage located on the Fort Chaffee military reservation. These costs are expected to be evaluated and subjected to amortization within the next several years as this acreage is further explored and developed. Also included in these costs is $37.2 million related to 3-D seismic projects in south Louisiana. These costs and subsequent costs to be incurred will be evaluated over several years as the seismic data is interpreted and the acreage is explored. The remaining costs excluded from amortization are related to properties which are not individually significant and on which the evaluation process has not been completed. The Company is, therefore, unable to estimate when these costs will be included in the amortization computation.


                                        1997              1996             1995             Prior            Total
                                    ------------------------------------------------------------------------------
                                                                          (in thousands)
Property acquisition c               $ 8,123          $  7,738           $4,224            $5,983          $26,068
Exploration costs                     18,551             9,270            4,417             1,780           34,018
Capitalized interest                   4,318             3,538              644               718            9,218
------------------------------------------------------------------------------------------------------------------
                                     $30,992           $20,546           $9,285            $8,481          $69,304
==================================================================================================================

(6) Natural Gas and Oil Reserves (Unaudited)

     The following table summarizes the changes in the Company's proved natural gas and oil reserves for 1997, 1996, and 1995:

                                                               1997                      1996                      1995
                                                       ---------------------------------------------------------------------
                                                           Gas       Oil              Gas       Oil            Gas       Oil
                                                         (MMcf)   (MBbls)           (MMcf)  (MBbls)          (MMcf)   (MBbls)
----------------------------------------------------------------------------------------------------------------------------
Proved reserves, beginning of year                     297,467     8,238          294,876     2,152        316,098     1,231
Revisions of previous estimates                            861       (51)         (11,772)       74        (25,970)     (199)
Extensions, discoveries, and other additions            26,430       426           16,429        61         34,801       498
Production                                             (33,355)     (749)         (34,758)     (391)       (34,515)     (229)
Acquisition of reserves in place                            76         -           32,713     6,350          4,462       851
Disposition of reserves in place                          (101)      (12)             (21)       (8)             -         -
----------------------------------------------------------------------------------------------------------------------------
Proved reserves, end of year                           291,378     7,852          297,467     8,238        294,876     2,152
============================================================================================================================
Proved, developed reserves:
Beginning of year                                      255,234     7,804          248,714     1,975        261,690     1,116
End of year                                            252,393     7,312          255,234     7,804        248,714     1,975
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

     Following is the standardized measure relating to proved gas and oil reserves at December 31, 1997, 1996, and 1995:

                                                                           1997              1996             1995
                                                                     ----------------------------------------------
                                                                                       (in thousands)
Future cash inflows                                                  $  973,536        $1,340,804       $  751,261
Future production and development costs                                (197,021)         (187,825)        (106,092)
Future income tax expense                                              (261,173)         (398,625)        (229,064)
-------------------------------------------------------------------------------------------------------------------
Future net cash flows                                                   515,342           754,354          416,105
10% annual discount for estimated timing of cash flows                 (256,279)         (383,410)        (212,583)
-------------------------------------------------------------------------------------------------------------------
Standardized measure of discounted future net cash flows             $  259,063        $  370,944       $  203,522
===================================================================================================================

     Under the standardized measure, future cash inflows were estimated by applying year-end prices, adjusted for known contractual changes, to the estimated future production of year-end proved reserves. Future cash inflows were reduced by estimated future production and development costs based on year-end costs to determine pretax cash inflows. Future income taxes were computed by applying the year-end statutory rate, after consideration of permanent differences, to the excess of pretax cash inflows over the Company's tax basis in the associated proved gas and oil properties. Future net cash inflows after income taxes were discounted using a 10% annual discount rate to arrive at the standardized measure.
     Following is an analysis of changes in the standardized measure during 1997, 1996, and 1995:


                                                                                     1997              1996             1995
                                                                                 --------------------------------------------
                                                                                                  (in thousands)
Standardized measure, beginning of year                                          $370,944          $203,522         $189,492
Sales and transfers of gas and oil produced, net of production costs              (82,975)          (76,371)         (55,355)
Net changes in prices and production costs                                       (173,730)          185,234           39,928
Extensions, discoveries, and other additions,
     net of future production and development costs                                41,267            40,264           49,471
Acquisition of reserves in place                                                      116            98,245            7,962
Revisions of previous quantity estimates                                              646           (19,839)         (29,851)
Accretion of discount                                                              55,852            31,043           28,733
Net change in income taxes                                                         62,186           (80,662)          (9,073)
Changes in production rates (timing) and other                                    (15,243)          (10,492)         (17,785)
-----------------------------------------------------------------------------------------------------------------------------
Standardized measure, end of year                                                $259,063          $370,944         $203,522
=============================================================================================================================

(7) Investment in Unconsolidated Partnership

     At December 31, 1997, the Company held a 48% general partnership interest in NOARK. NOARK is a 258-mile long intrastate gas transmission system which extends across northern Arkansas. In January, 1998, the Company entered into an agreement with Enogex Inc. (Enogex) which will result in the expansion of NOARK and provide the pipeline with access to Oklahoma gas supplies through an integration of NOARK with the Ozark Gas Transmission System (Ozark). Enogex is a subsidiary of OGE Energy Corp. Ozark is a 437-mile interstate pipeline system which begins in eastern Oklahoma and terminates in eastern Arkansas. Enogex has entered into a separate agreement to acquire the Ozark system and will contribute it to the NOARK partnership. Enogex has also acquired the NOARK partnership interests not owned by Southwestern. The acquisition of Ozark and its integration with NOARK is subject to approval by the Federal Energy Regulatory Commission (FERC). Management expects to obtain approval from FERC in 1998 at which time NOARK will be converted to an interstate pipeline and be operated in combination with Ozark. Enogex will fully fund the acquisition of Ozark and the expansion and integration with NOARK. After the integration is complete, the Company will own a 25% interest in the partnership and the expanded project and Enogex will own a 75% interest. The parties expect the integrated system to be operational by late 1998.
     The Company's investment in NOARK totaled $7.0 million at December 31, 1997 and $6.5 million at December 31, 1996. The Company's investment in NOARK includes advances of $5.0 million made during 1997, $1.3 million made during 1996, and $5.0 million made during 1995, primarily to provide certain minimum cash balances to service NOARK's long-term debt.
     In connection with the Enogex transaction, the Company and a previous general partner converted certain of their loans to the partnership, plus accrued interest, into equity, and contributed approximately $10.7 million to the partnership to fund costs incurred in connection with the prepayment of NOARK's 9.74% Senior Secured Notes. See Note 12 for further discussion of NOARK's funding requirements and the Company's investment in NOARK.
     NOARK's financial position at December 31, 1997 and 1996 is summarized below, including an unaudited pro forma balance sheet that presents the effects of the reorganization of the partnership (excluding the pending contribution and integration of the Ozark system) as if such transactions had occurred at December 31, 1997:

                                                  Pro Forma
                                                       1997              1997             1996
                                                  ---------------------------------------------
                                                                   (in thousands)
Current assets                                     $   1,923        $     923        $     925
Noncurrent assets                                    101,448           92,856           95,490
-----------------------------------------------------------------------------------------------
                                                   $ 103,371        $  93,779        $  96,415
===============================================================================================
Current liabilities                                $   4,594        $   9,762        $   7,668
Long-term debt                                        75,000           75,000           79,150
Loans from general partners                               -            21,885           13,615
Partners' capital (deficit)                           23,777          (12,868)          (4,018)
-----------------------------------------------------------------------------------------------
                                                   $ 103,371        $  93,779        $  96,415
===============================================================================================

     The Company's share of NOARK's pretax loss, before the effect of accrued interest expense on general partner loans, was $4.5 million, $3.8 million, and $.7 million for 1997, 1996, and 1995, respectively. The Company records its share of NOARK's pretax loss in other income (expense) on the statements of income. The 1995 pretax loss included $2.9 million of income for the Company's share of a $6.0 million settlement of contract issues with one of NOARK's transporters.
     NOARK's results of operations for 1997, 1996, and 1995 are summarized below:

                                                        1997             1996             1995
                                                  ---------------------------------------------
                                                                   (in thousands)
Operating revenues                                 $  4,963          $ 5,114          $11,657
Pretax loss                                        $ (8,850)         $(8,106)         $(2,167)
===============================================================================================


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

     The carrying amounts and estimated fair values of the Company's financial instruments as of December 31, 1997 and 1996 were as follows:

                                                                            1997                              1996
                                                                 ------------------------------------------------------------
                                                                 Carrying            Fair          Carrying             Fair
                                                                   Amount           Value            Amount            Value
-----------------------------------------------------------------------------------------------------------------------------
                                                                                       (in thousands)
Cash                                                               $4,603          $4,603            $2,297           $2,297
Customer deposits                                                  $5,307          $5,307            $4,904           $4,904
Long-term debt                                                   $299,543        $304,392          $278,285         $279,692
Commodity hedges                                                   $1,442          $2,454              $518          $(1,717)
=============================================================================================================================

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

Price Risk Management
     The Company uses natural gas and crude oil swap agreements and options to reduce the volatility of earnings and cash flow due to fluctuations in the prices of natural gas and oil. The Board of Directors has approved risk management policies and procedures to utilize financial products for the reduction of defined commodity price risks. These policies prohibit speculation with derivatives and limit swap agreements to counterparties with appropriate credit standings.
     The Company uses over-the-counter natural gas and crude oil swap agreements and options to hedge sales of Company production and marketing activity against the inherent price risks of adverse price fluctuations or locational pricing differences between a published index and the NYMEX (New York Mercantile Exchange) futures market. These swaps include (1) transactions in which one party will pay a fixed price (or variable price) for a notional quantity in exchange for receiving a variable price (or fixed price) based on a published index (referred to as price swaps), and (2) transactions in which parties agree to pay a price based on two different indices (referred to as basis swaps).
     At December 31, 1997, the Company had outstanding natural gas price swaps on total notional volumes of 2.2 Bcf. Of the total, the Company will receive fixed prices ranging from $2.49 to $3.27 per MMBtu on 2.0 Bcf. Under contracts covering the remaining .2 Bcf, the Company will make average fixed price payments of $2.42 per MMBtu and receive variable prices based on the NYMEX futures market. The Company held outstanding basis swaps on a notional volume of
1.9 Bcf. At December 31, 1996, the Company had outstanding natural gas price swaps on total notional volumes of 12.1 Bcf. Of the total, the Company received fixed prices ranging from $2.11 to $2.82 per MMBtu on 11.5 Bcf. Under contracts covering the remaining .6 Bcf, the Company made average fixed price payments of $3.21 per MMBtu and received variable prices based on the NYMEX futures market. At December 31, 1996, the Company held outstanding basis swaps on a no-tional volume of 5.5 Bcf. The Company also had outstanding a price swap on a notional volume of 450,000 barrels of crude oil for calendar year 1997 at a fixed price of $20.75 per barrel. During 1997, the Company recognized losses from price risk management activities of $2.7 million, which were offset by corresponding revenue receipts from physical transactions. In 1996 and 1995, the Company recognized price risk management losses of $3.4 million and $.6 million, respectively.
     The Company uses options to fix a floor, a ceiling, or both a floor and ceiling (a "collar") for prices on its production volumes. At December 31, 1997, the Company had a crude oil price floor of $18.00 per barrel (based on the NYMEX futures market) on total notional volumes of 1,450,000 barrels covering production during calendar years 1998 through 2001. At December 31, 1996, the Company had a fixed-priced collar agreement for a notional volume of 5.6 Bcf covering the period April through October, 1997, which provided a floor price of $2.00 per MMBtu and a ceiling price of $2.80 per MMBtu.
     The primary market risk related to these derivative contracts is the volatility in market prices for natural gas and crude oil. However, this market risk is offset by the gain or loss recognized upon the related sale of the natural gas or oil that is hedged. Credit risk relates to the risk of loss as a result of non-performance by the Company's counterparties. The counterparties are major investment and commercial banks which management believes present minimal credit risks. The credit quality of each counterparty and the level of financial exposure the Company has to each counterparty are periodically reviewed to ensure limited credit risk exposure.

(9) Stock Options

     The Southwestern Energy Company 1993 Stock Incentive Plan (1993 Plan) provides for the compensation of officers and key employees of the Company and its subsidiaries. The 1993 Plan provides for grants of options, shares of restricted stock, and stock bonuses that in the aggregate do not exceed
1,275,000 shares, the grant of stand-alone stock appreciation rights (SARs), shares of phantom stock and cash awards, the shares related to which in the aggregate do not exceed 1,275,000 shares, and the grant of limited and tandem SARs (all terms as defined in the 1993 Plan). The types of incentives which may be awarded are comprehensive and are intended to enable the Board of Directors to structure the most appropriate incentives and to address changes in income tax laws which may be enacted over the term of the plan.
     The Southwestern Energy Company 1993 Stock Incentive Plan for Outside Directors provides for annual stock option grants of 12,000 shares (with 12,000 limited SARs) to each non-employee director. Options may be awarded under the plan on no more than 240,000 shares.

     The Company's 1985 Nonqualified Stock Option Plan expired in 1992, except with respect to awards then outstanding. The following table summarizes stock option activity for the years 1997, 1996, and 1995:

                                                  1997                           1996                           1995
                                         ------------------------------------------------------------------------------------
                                                      Weighted                       Weighted                        Weighted
                                            Number     Average             Number     Average             Number      Average
                                                of    Exercise                 of    Exercise                 of     Exercise
Shares                                       Price      Shares              Price      Shares              Price
-----------------------------------------------------------------------------------------------------------------------------
Options outstanding at January 1         1,501,641      $13.39          1,552,558      $13.39          1,411,558       $13.50
Granted                                    433,248      $12.58            129,000      $14.89            186,000       $13.22
Exercised                                   56,850       $5.96              6,000      $12.81               -               -
Canceled                                   258,925      $13.82            173,917      $14.51             45,000       $16.03
-----------------------------------------------------------------------------------------------------------------------------
Options outstanding at December 31       1,619,114      $13.37          1,501,641      $13.39          1,552,558       $13.39
=============================================================================================================================
Options exercisable at December 31         521,782      $12.61            588,695      $11.71            472,224       $10.71
=============================================================================================================================

     All options are issued at fair market value at the date of grant and expire ten years from the date of grant. The options outstanding at December 31, 1997 had a range of exercise prices from $5.58 to $17.50 and a weighted average remaining contractual life of 7.2 years. Options generally vest to employees and directors over a three to four year period from the date of grant. Of the total options outstanding, 510,000 performance accelerated options were granted in 1994 at an option price of $14 5/8. These options vest over a four-year period beginning six years from the date of grant or earlier if certain corporate performance criteria are achieved.
     The Company has granted 114,686 shares of restricted stock to employees through 1997. Of this total, 75,007 shares vest over a three year period and the remaining shares vest over a five year period. The related compensation expense is being amortized over the vesting periods.
     The Company adopted the disclosure-only provisions of Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" (SFAS No. 123) in 1996. Accordingly, no compensation cost has been recognized for the stock option plans. Had compensation cost for the Company's stock option plans been determined consistent with the provisions of SFAS No. 123, the Company's net income and earnings per share would have been reduced to the pro forma amounts indicated below:


                                                             1997              1996
                                                          -------------------------
                                                                (in thousands)
Net income
     As reported                                          $18,715           $19,186
     Pro forma                                            $18,378           $19,055
Basic earnings per share
     As reported                                             $.76              $.78
     Pro forma                                               $.74              $.77
Diluted earnings per share
     As reported                                             $.76              $.77
Pro forma                                                    $.74              $.77
===================================================================================

     Because the SFAS No. 123 method of accounting has not been applied to options granted prior to January 1, 1995, the resulting pro forma compensation cost may not be representative of that to be expected in future years.
     The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions: dividend yield of 1.7% to 2.0%; expected volatility of 26.2% to 26.8%; risk-free interest rate of 5.7% to 6.8%; and expected lives of 6 years.

(10) Common Stock Purchase Rights

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

(11) Segment Information

     Intersegment sales by the exploration and production segment to the gas distribution segment are priced in accordance with terms of existing contracts and current market conditions. Following is industry segment data for the years ended December 31, 1997, 1996, and 1995:

                                                       1997              1996              1995
                                                   --------------------------------------------
                                                                    (in thousands)
Revenues
Exploration and production                         $100,129         $  86,978          $ 63,285
Gas distribution                                    154,538           143,141           119,855
Energy services and other                            83,128            30,225            31,219
Eliminations                                        (61,606)          (57,004)          (47,534)
-----------------------------------------------------------------------------------------------
                                                   $276,189          $203,340          $166,825
===============================================================================================
Intersegment Revenues
Exploration and production                         $ 43,471          $ 40,416          $ 29,811
Gas distribution                                        443               516               536
Energy services and other                            17,692            16,072            17,187
-----------------------------------------------------------------------------------------------
                                                   $ 61,606          $ 57,004          $ 47,534
===============================================================================================
Operating Income
Exploration and production                         $ 33,303          $ 34,184          $ 20,111
Gas distribution                                     17,152            14,223            10,833
Energy services and other                             1,481              (411)              244
-----------------------------------------------------------------------------------------------
                                                   $ 51,936         $ 47,996           $ 31,188
===============================================================================================
Identifiable Assets
Exploration and production                         $460,193         $423,321           $346,514
Gas distribution                                    206,285          197,880            183,410
Other                                                44,388           38,989             39,169
-----------------------------------------------------------------------------------------------
                                                   $710,866         $660,190           $569,093
===============================================================================================
Depreciation, Depletion and Amortization
Exploration and production                         $ 40,340         $ 35,533           $ 29,607
Gas distribution                                      6,651            5,792              5,338
Other                                                 1,217            1,069              1,047
-----------------------------------------------------------------------------------------------
                                                   $ 48,208         $ 42,394           $ 35,992
===============================================================================================
Capital Additions
Exploration and production                         $ 73,526         $110,352           $ 82,237
Gas distribution                                     12,561           12,752             18,523
Other                                                 2,734            1,809                866
-----------------------------------------------------------------------------------------------
                                                   $ 88,821         $124,913           $101,626
===============================================================================================


(12) Contingencies and Commitments

     The Company and the other general partner of NOARK have severally guaranteed the principal and interest payments on approximately $78.2 million of debt incurred in connection with the construction of the existing NOARK pipeline. The Company's share of the several guarantee is 60%. Of the total debt, Senior Secured Notes with a fixed interest rate of 9.74% and principal balance of $50.4 million were outstanding at December 31, 1997, pursuant to a long-term arrangement requiring annual principal payments of $3.2 million together with interest on the unpaid balance. The remaining debt is pursuant to a $30.0 million unsecured revolving credit agreement with a group of banks which currently matures April 26, 1998. In connection with the partnership changes discussed further in Note 7, NOARK also prepaid its 9.74% Senior Secured Notes in January, 1998. The notes were refinanced with Senior Secured Notes payable to the other general partner of NOARK. The partnership intends to refinance its Senior Secured Notes and revolving credit agreement through a new issue of long-term debt during 1998. Additionally, the Company's gas distribution subsidiary has a transportation contract with NOARK for firm capacity of 52.3 MMcfd. The contract expires in 2002, and is renewable year-to-year thereafter until terminated by 180 days' notice.
     Under the several guarantee, the Company is required to fund its share of NOARK's debt service which is not funded by either operations of the pipeline or by the available line of credit. As a result of the expected integration of NOARK with the Ozark Gas Transmission System, as discussed further in Note 7, management of the Company believes that it will realize its investment in NOARK over the life of the system. Therefore, no provision for any loss has been made in the accompanying financial statements.

     In May, 1996, a lawsuit was filed against the Company involving the disputed ownership of overriding royalty interests in a number of oil and gas properties. In a related matter, a class action suit was filed against the Company in May, 1996 on behalf of royalty owners alleging improprieties in the disbursements of royalty proceeds. The Company feels these claims are substantially without merit and intends to vigorously contest the claims brought in each matter. While the amount of the potential claims is significant in the aggregate, management believes, based on its investigation, that the Company's ultimate liability, if any, will not be material to its consolidated financial position or results of operations.
     The Company is subject to laws and regulations relating to the protection of the environment. The Company's policy is to accrue environmental and cleanup related costs of a noncapital nature when it is both probable that a liability has been incurred and when the amount can be reasonably estimated. Management believes any future remediation or other compliance related costs will not have a material effect on the financial condition or reported results of operations of the Company.
     The Company is subject to other litigation and claims that have arisen in the ordinary course of business. The Company accrues for such items when a liability is both probable and the amount can be reasonably estimated. In the opinion of management, the results of such litigation and claims will not have a material effect on the results of operations or the financial position of the Company.

(13) Quarterly Results (Unaudited)

     The following is a summary of the quarterly results of operations for the years ended December 31, 1997 and 1996:

Quarter Ended                                March 31          June 30     September 30       December 31
---------------------------------------------------------------------------------------------------------
                                                      (in thousands, except per share amounts)
                                                                      1997
                                             ------------------------------------------------------------
Operating revenues                           $88,919          $51,244          $48,644           $87,382
Operating income                             $25,094           $5,089           $3,121           $18,632
Net income (loss)                            $12,319              $29          $(1,267)           $7,634
Basic and diluted earnings (loss) per share     $.50             $.00            $(.05)             $.31

                                                                      1996
                                             ------------------------------------------------------------
Operating revenues                           $64,864          $36,382          $34,424           $67,670
Operating income                             $19,518           $8,073           $4,260           $16,145
Net income                                    $9,334           $2,791             $212            $6,849
Basic and diluted earnings per share            $.38             $.11             $.01              $.28
========================================================================================================

Financial and Operating Statistics
Southwestern Energy Company and Subsidiaries

                                                       1997         1996         1995         1994         1993         1992
-----------------------------------------------------------------------------------------------------------------------------
Financial Review (in thousands)
Operating revenues:
     Exploration and production                    $100,129     $ 86,978     $ 63,285     $ 79,787     $ 79,374     $ 60,554
     Gas distribution                               154,538      143,141      119,855      127,060      131,892      117,495
     Energy services and other                       83,128       30,225       31,219       28,832          262          256
     Intersegment revenues                          (61,606)     (57,004)     (47,534)     (60,055)     (36,684)     (34,475)
-----------------------------------------------------------------------------------------------------------------------------
                                                    276,189      203,340      166,825      175,624      174,844      143,830
-----------------------------------------------------------------------------------------------------------------------------
Operating costs and expenses
     Gas purchases - utility                         46,806       42,851       37,133       36,395       42,962       35,848
Gas purchases - marketing                            63,054       14,114       13,714        5,438            -            -
     Operating and general                           59,167       50,509       44,436       42,506       40,093       34,970
     Depreciation, depletion and amortization        48,208       42,394       35,992       35,546       30,944       23,880
     Taxes, other than income taxes                   7,018        5,476        4,362        3,657        3,281        3,144
-----------------------------------------------------------------------------------------------------------------------------
                                                    224,253      155,344      135,637      123,542      117,280       97,842
-----------------------------------------------------------------------------------------------------------------------------
Operating income                                     51,936       47,996       31,188       52,082       57,564       45,988
Interest expense, net                               (16,414)     (13,044)     (11,167)      (8,867)      (9,025)      (9,983)
Other income (expense)                               (5,017)      (4,015)      (1,227)      (2,362)      (1,657)        (421)
-----------------------------------------------------------------------------------------------------------------------------
Income before income taxes, extraordinary item and
     the cumulative effect of accounting change      30,505       30,937       18,794       40,853       46,882       35,584
-----------------------------------------------------------------------------------------------------------------------------
Income taxes:
     Current                                           (732)      (5,569)      (4,908)       9,288       13,704        7,403
     Deferred                                        12,522       17,320       12,167        6,441        6,128        5,916
-----------------------------------------------------------------------------------------------------------------------------
                                                     11,790       11,751        7,259       15,729      19,832        13,319
-----------------------------------------------------------------------------------------------------------------------------
Income before extraordinary item and
     cumulative effect of accounting change          18,715       19,186       11,535       25,124       27,050       22,265
Extraordinary item                                        -            -         (295)           -            -            -
Cumulative effect of change in accounting for
     income taxes                                         -            -            -            -       10,126            -
-----------------------------------------------------------------------------------------------------------------------------
Net income                                         $ 18,715     $ 19,186     $ 11,240      $25,124     $ 37,176     $ 22,265
=============================================================================================================================

Cash flow from operations, net of working
     capital changes (in thousands)                $ 75,356     $ 67,585     $ 55,861      $66,613     $ 70,199     $ 49,730
Return on equity                                       8.45%        9.23%        5.78%       12.35%       14.66%(1)    14.53%
Gross profit margin                                   18.80%       23.60%       18.70%       29.66%       32.92%       31.97%
Net profit margin                                      6.78%        9.44%        6.74%       14.31%       15.47%(1)    15.48%
=============================================================================================================================

Common Stock Statistics(2)
Basic earnings per share before extraordinary item
     and cumulative effect of accounting change        $.76         $.78         $.46         $.98        $1.05         $.87
Basic earnings per share                               $.76         $.78         $.45         $.98        $1.44         $.87
Cash dividends declared and paid per share             $.24         $.24         $.24         $.24         $.22         $.20
Book value per share                                  $8.92        $8.41        $7.87        $7.92        $7.18        $5.97
Market price at year-end                             $12.88       $15.13       $12.75       $14.88       $18.00       $12.96
Number of shareholders of record at year-end          2,379        2,572        2,759        2,875        3,005        2,930
Average shares outstanding                       24,738,882   24,705,256   25,130,781   25,684,110   25,684,110   25,683,963
============================================================================================================================

(1)Before the cumulative effect of accounting change.
(2)All share and per share data have been restated to reflect the effect of a three-for-one stock split distributed in 1993.


                                                       1997         1996         1995         1994         1993         1992
-----------------------------------------------------------------------------------------------------------------------------
Capitalization (in thousands)
Long-term debt, including current portion          $299,543     $278,285     $210,828     $142,300     $127,000     $143,335
Common shareholders' equity                         221,565      207,941      194,504      203,456      184,530      153,233
-----------------------------------------------------------------------------------------------------------------------------
Total capitalization                               $521,108     $486,226     $405,332     $345,756     $311,530     $296,568
-----------------------------------------------------------------------------------------------------------------------------
Total assets                                       $710,866     $660,190     $569,093     $486,074     $445,454     $427,175
-----------------------------------------------------------------------------------------------------------------------------
Capitalization ratios:
     Debt (excluding current portion)                 57.23%       56.96%       51.65%       40.10%       40.19%       48.31%
     Equity                                           42.77%       43.04%       48.35%       59.90%       59.81%       51.69%
=============================================================================================================================

Capital Expenditures (in millions)
Exploration and production                            $73.5       $110.3       $ 82.2        $55.4        $37.4        $30.8
Gas distribution                                       12.6         12.8         18.5         17.6         19.9         12.2
Other                                                   2.7          1.8           .9          3.9          1.9          1.9
-----------------------------------------------------------------------------------------------------------------------------
                                                      $88.8       $124.9       $101.6        $76.9        $59.2        $44.9
=============================================================================================================================

Exploration and Production
Natural gas:
     Production, Bcf                                   33.4         34.8         34.5         37.7         35.7         25.8
     Average price per Mcf                            $2.57        $2.26        $1.72        $2.04        $2.18        $2.26
Oil:
     Production, MBbls                                  749          391          229          200           97          120
     Average price per barrel                        $19.02       $21.21       $17.15       $15.89       $17.20       $19.75
Average production (lifting) cost per Mcf equivalent   $.45         $.29         $.22         $.17         $.18         $.16
Proved reserves at year-end:
     Natural gas, Bcf                                 291.4        297.5        294.9        316.1        318.8        312.3
     Oil, MBbls                                       7,852        8,238        2,152        1,231          479          359
     Total reserves, Bcf equivalent                   338.5        346.9        307.8        323.5        321.7        314.5
=============================================================================================================================

Gas Distribution
Sales and transportation volumes, Bcf:
     Residential                                       12.6         13.4         12.1         11.6         12.9         10.8
     Commercial                                         8.4          8.8          7.6          7.2          7.8          6.6
     Industrial                                         6.6          7.7          7.7          7.5          6.1          6.1
     End-use transportation                             6.6          5.5          5.2          4.8          5.6          5.2
-----------------------------------------------------------------------------------------------------------------------------
                                                       34.2         35.4         32.6         31.1         32.4         28.7
     Off-system transportation                          2.8          3.6          9.8         10.7         11.7          2.5
-----------------------------------------------------------------------------------------------------------------------------
                                                       37.0         39.0         42.4         41.8         44.1         31.2
-----------------------------------------------------------------------------------------------------------------------------
Customers - year-end
     Residential                                    154,864      151,880      147,267      144,486      140,761      136,895
     Commercial                                      21,431       20,845       20,109       19,489       19,121       18,819
     Industrial                                         311          326          340          348          348          357
-----------------------------------------------------------------------------------------------------------------------------
                                                    176,606      173,051      167,716      164,323      160,230      156,071
-----------------------------------------------------------------------------------------------------------------------------
Degree days                                           4,131        4,341        4,064        3,823        4,598        3,720
Percent of normal                                       103%         108%         102%          96%         115%          93%
=============================================================================================================================

Shareholder Information

Annual Meeting
The Annual Meeting of Shareholders of Southwestern Energy Company will be held at the Northwest Arkansas Holiday Inn in Springdale, Arkansas, on Thursday, May 21, 1998, at 11:00 a.m. Central Daylight Time.


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

First Chicago Trust Company of New York
P.O. Box 2598
Jersey City, NJ 07303-2598
Phone 1-800-446-2617


Annual Report
The 1997 Annual Report filed with the Securities and Exchange Commission on Form 10-K is available to shareholders upon request by writing to the Secretary at corporate headquarters.


Market Prices and Quarterly Dividends Paid

                                     Range of Market Prices                       Cash Dividends Paid
-----------------------------------------------------------------------------------------------------

                                  1997                      1996                  1997            1996
------------------------------------------------------------------------------------------------------
March 31                  $15.75     $13.25          $13.25    $10.63             $.06            $.06
June 30                   $13.75     $11.63          $14.75    $11.88             $.06            $.06
September 30              $14.31     $12.00          $16.13    $13.63             $.06            $.06
December 31               $13.13     $11.25          $17.38    $14.25             $.06            $.06
------------------------------------------------------------------------------------------------------

Market prices represent transactions on the New York Stock Exchange.

Southwestern Energy Company and Subsidiaries
APPENDIX to 1997 ANNUAL REPORT TO SHAREHOLDERS

Description of Exploration & Production Operating Areas:

Southwestern conducts its exploration and production efforts primarily in four areas; the Arkoma Basin, the Anadarko Basin, the Gulf Coast, and the Permian Basin. The Arkoma Basin is located in the central section of western Arkansas and the central section of eastern Oklahoma. Southwestern's activities are concentrated in the historically productive Arkansas section of the Arkoma Basin. The Anadarko Basin covers most of the western part of Oklahoma and extends to the northwest into the northern panhandle of Texas and the panhandle area of Oklahoma. The Permian Basin is located in west Texas and the southeast corner of New Mexico. Southwestern's Gulf Coast operations include both onshore and offshore activity along both the Texas and Louisiana coasts.

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

Description of NOARK Pipeline System Operating Area:

Southwestern Energy Pipeline Company owns a  general partnership  interest in NOARK, a 258-mile intrastate pipeline that ties the Company's gathering and transmission pipeline systems in northwest Arkansas to its distribution systems in northeast Arkansas and southeast Missouri. NOARK starts near Forth Smith, at the Fort Chaffee military reservation, and extends east through the Arkoma Basin and across northern Arkansas. A lateral from NOARK extends north and connects to AWG's distribution line in the Mountain Home area. NOARK crosses three interstate pipelines in northeast Arkansas and ends at an interconnection with Arkansas Western Pipeline Company's 8-mile interstate pipeline at the Arkansas/Missouri border. This pipeline transports gas from NOARK to Associated's distribution system.


GAS DISTRIBUTION SYSTEMS MILES OF PIPE
                                          AWG                         Associated                      Total
-----------------------------------------------------------------------------------------------------------
Gathering                                 442                                 --                        442
Transmission                              753                                606                      1,359
Distribution                            3,016                              1,651                      4,667
-----------------------------------------------------------------------------------------------------------
                                        4,211                              2,257                      6,468
===========================================================================================================