Form 10-K405, Exhibit 13
period 1998-12-31
SOUTHWESTERN ENERGY CO
filed 1999-03-30
CIK 7332

MANAGEMENT'S DISCUSSION AND
ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS




     The following information should be read in conjunction with the information contained in the financial statements and the notes thereto included in this report and with the discussion below on "Forward-Looking Information." Certain reclassifications have been made to the prior years' financial statements to conform with the 1998 presentation. These reclassifications had no effect on previously reported net income.

Results of Operations
     The Company reported a net loss of $30.6 million, or $1.23 per share, for 1998. The loss for 1998 reflects the impact of an after-tax, non-cash ceiling test write-down of the Company's oil and gas properties of $40.5 million, or $1.63 per share, recorded in the second quarter of 1998. Excluding the non-cash charge, the Company would have recognized net income of $9.9 million, or $.40 per share, down from $18.7 million, or $.76 per share, in 1997. Net income in 1996 was $19.2 million, or $.78 per share. During 1998, earnings were negatively impacted by both lower wellhead prices for oil and gas and by unseasonably warm weather. The slight drop in 1997 earnings, as compared to 1996, was due to increased depreciation, depletion and amortization expense (DD&A) and higher interest costs which were partially offset by improved natural gas prices and a utility rate increase. Revenues and operating income for the Company's major business segments are shown in the following table.

                                  1998         1997         1996
                              ----------------------------------
                                          (in thousands)
Revenues
Exploration and production    $ 86,232     $100,129     $ 86,978
Gas distribution               134,711      154,155      142,730
Marketing                       97,175       82,807       29,969
Other                              620          704          667
Eliminations                   (52,433)     (61,606)     (57,004)
----------------------------------------------------------------
                              $266,305     $276,189     $203,340
================================================================

Operating Income
Exploration and production    $(47,273)<F1> $33,303      $34,184
Gas distribution                16,029       16,941       13,974
Marketing                        1,800        1,315         (549)
Other                              493          377          387
----------------------------------------------------------------
                              $(28,951)     $51,936      $47,996
================================================================

<F1> Includes a $66.4 million pre-tax write-down of oil and gas properties.


Exploration and Production
     The Company's exploration and production revenues decreased 14% in 1998 and increased 15% in 1997. The decrease in 1998 was due primarily to lower average oil and gas prices. The increase in 1997 was due to higher average gas prices and an increase in the Company's oil production.
     Excluding the impact of the non-cash write-down of oil and gas properties, operating income of the exploration and production segment was $19.1 million in 1998, down 43% from $33.3 million in 1997. Operating income was $34.2 million in 1996. The decrease in 1998 was primarily due to lower average oil and gas prices, which were down 9% and 28%, respectively, from their levels in 1997. During 1997, higher DD&A expense offset the effect of improved gas pricing and higher oil production resulting in the small decrease in operating income.
     Gas  production in 1998 totaled 32.7 billion cubic feet (Bcf),  compared to
33.4 Bcf in 1997. Gas production was 34.8 Bcf in 1996. The decreases in production were the result of lower sales from the Company's Arkansas properties, which are largely affected by the demands of the Company's utility distribution systems. The decrease in sales to the Company's gas distribution systems in both 1998 and 1997 was partially offset by an increase in sales to unaffiliated purchasers.

                                 1998       1997       1996
                                ---------------------------
Gas Production
Affiliated sales (Bcf)           11.3       14.3       16.3
Unaffiliated sales (Bcf)         21.4       19.1       18.5
-----------------------------------------------------------
                                 32.7       33.4       34.8
-----------------------------------------------------------
Average price per Mcf           $2.34      $2.57      $2.26
===========================================================

Oil Production
Unaffiliated sales (MBbls)        703        749        391
-----------------------------------------------------------
Average price per Bbl          $13.60     $19.02     $21.21
===========================================================


     Gas sales to unaffiliated purchasers were 21.4 Bcf in 1998, up from 19.1 Bcf in 1997 and 18.5 Bcf in 1996. The increases were primarily the result of drilling activity in New Mexico and producing properties acquired in late 1996. Sales to unaffiliated purchasers are primarily made under contracts which reflect current short-term prices and which are subject to seasonal price swings.
     Intersegment sales to Arkansas Western Gas Company (AWG), the utility subsidiary which operates the Company's northwest Arkansas utility system, were
7.7 Bcf in 1998, 8.6 Bcf in 1997, and 10.1 Bcf in 1996. Unseasonably warm weather during 1998 decreased AWG's demand for gas supply. Colder weather in early 1996, along with the resulting need for injections to

                                      17.

replenish the utility's storage facilities, caused higher demand for gas supply by AWG that year. The Company's gas production provided approximately 59% of AWG's requirements in 1998, 64% in 1997, and 62% in 1996. Most of the sales to AWG's system during this period were pursuant to an intersegment long-term contract entered into in 1978 with SEECO Inc. (SEECO) which was amended and restated in 1994 as a result of the Gas Cost Settlement, discussed more fully below under "Regulatory Matters." The sales price under this contract averaged $2.99 per thousand cubic feet (Mcf) through November of 1998, $3.46 per Mcf in 1997, and $3.13 per Mcf in 1996. This contract expired July 24, 1998 but was continued on a month-to-month basis through November 1998.
     In March 1997, AWG filed a gas supply plan with the Arkansas Public Service Commission (APSC) which projected system load growth patterns and long range gas supply needs for the utility's northwest Arkansas system. The gas supply plan also addressed replacement supplies for AWG's long-term contract with SEECO. After discussions with the APSC it was determined that the majority of the utility's future gas supply needs should be provided through a competitive bidding process. On October 1, 1998, AWG sent requests for proposals to various suppliers requesting bids on seven different packages of gas supply to be effective December 1, 1998. These bid requests included replacement of the gas supply and no-notice service previously provided by the long-term gas supply contract between AWG and SEECO. Eleven potential suppliers returned bids in late October.
     SEECO along with the Company's marketing subsidiary successfully bid on five of the seven packages with prices based on the NorAm East Index plus a demand charge. The volumes of gas projected to be sold under these contracts in their first year are approximately equal to the historical annual volumes sold under the expired long-term contract. However, the volumes to be sold under these contracts are not fixed as they were under the expired contract. The total premium over the NorAm East Index under these contracts is estimated to be approximately $1.0 million lower (after tax) than the annual premium earned under the expired long-term contract. The majority of the premium will be received through monthly demand charges which will be received regardless of volumes actually delivered. Other sales to AWG are made under long-term contracts with flexible pricing provisions.
     The Company's intersegment sales to Associated Natural Gas Company (Associated), a division of AWG which operates the Company's natural gas distribution systems in northeast Arkansas and parts of Missouri, were 3.6 Bcf in 1998, 5.7 Bcf in 1997, and 6.2 Bcf in 1996. Deliveries to Associated
decreased in 1998 and 1997 due primarily to corresponding changes in heating weather. Effective October 1990, SEECO entered into a ten-year contract with Associated to supply a portion of its system requirements at a price to be redetermined annually. The sales price under this contract was $1.785 per Mcf for the contract period ended September 30, 1996, and $2.225 per Mcf for the contract period ended September 30, 1997. For the contract period beginning October 1, 1997, the contract was revised to redetermine the sales price monthly based on an index posting plus a reservation fee. The sales price under the contract averaged $2.37 for 1998 compared to $2.51 for 1997.
     The overall average price received at the wellhead for the Company's gas production was $2.34 per Mcf in 1998, $2.57 per Mcf in 1997, and $2.26 per Mcf in 1996. The changes in the average price received primarily reflects changes in average annual spot market prices and an increase in the proportionate share of the Company's production sold at spot market prices and under long-term contracts with market-sensitive pricing.
     The Company periodically enters into hedging activities with respect to a portion of its projected crude oil and natural gas production through a variety of financial arrangements intended to support oil and gas prices at targeted levels and to minimize the impact of price fluctuations (see Note 8 of the financial statements for additional discussion). The Company expects the average price it receives for its total gas production to be generally higher than average spot market prices due to the prices it receives under the contracts covering its intersegment sales which are long-term and provide swing services to the Company's utility systems. Future changes in revenues from sales of the Company's gas production will be dependent upon changes in the market price for gas, access to new markets, maintenance of existing markets, and additions of new gas reserves.
     The Company expects future increases in its gas production to come primarily from sales to unaffiliated purchasers. The Company is unable to predict changes in the market demand and price for natural gas, including changes which may be induced by the effects of weather on demand of both affiliated and unaffiliated customers for the Company's production. Additionally, the Company holds a large amount of undeveloped leasehold acreage and producing acreage, and has an inventory of drilling leads, prospects and seismic data which will continue

                                      18.

to be developed and evaluated in the future. The Company's exploration programs have historically been directed primarily toward natural gas.
     Oil production during 1998 totaled 703,000 barrels, down from 749,000 barrels in 1997. Oil production was 391,000 barrels in 1996. The increase in 1997 oil production resulted from the Company's November 1, 1996 acquisition of oil producing and gas properties.

Gas Distribution
     Gas distribution revenues fluctuate due to the pass-through of gas supply cost changes and due to the effects of weather. Because of the corresponding changes in purchased gas costs, the revenue effect of the pass-through of gas cost changes has not materially affected net income.
     Gas distribution revenues decreased 13% in 1998 and increased 8% in 1997. The decrease in 1998 was due to the effects of weather which was 13% warmer than normal and 16% warmer than the prior year. The increase in 1997 resulted from an increase in the average utility rate caused by higher gas prices and a rate increase implemented in late 1996.
     Operating income for Southwestern's utility systems decreased 5% in 1998 and increased 21% in 1997. The decrease in 1998 was due to the effects of warmer weather, partially offset by a $3.0 million rate increase approved in December 1997 for the Company's northeast Arkansas and Missouri systems and customer growth. The increase in 1997 was the result of a $5.1 million annual rate increase implemented in late 1996 for the utility's northwest Arkansas system and customer growth which more than offset lower deliveries resulting from warmer weather.

                                 1998       1997       1996
                                ---------------------------
Gas Distribution Systems
Throughput (Bcf)
     Sales volumes               22.9       27.6       29.9
     Transportation volumes
         End-use                  8.8        6.6        5.5
         Off-system               1.1        2.8        3.6
-----------------------------------------------------------
                                 32.8       37.0       39.0
-----------------------------------------------------------
Average number of
     sales customers          174,642    172,200    168,568
-----------------------------------------------------------
Heating weather
     Degree days                3,472      4,131      4,341
     Percent of normal             87%       103%       108%
Average sales rate per Mcf      $5.57      $5.36      $4.57
===========================================================


     In 1998, AWG sold 15.1 Bcf to its customers at an average rate of $5.37 per Mcf, compared to 17.4 Bcf at $5.34 per Mcf in 1997 and 18.8 Bcf at $4.40 per Mcf in 1996. Additionally, AWG transported 6.0 Bcf in 1998, 5.0 Bcf in 1997, and 4.2 Bcf in 1996 for its end-use customers. Associated sold 7.8 Bcf to its customers in 1998 at an average rate of $5.95 per Mcf, compared to 10.2 Bcf in 1997 at $5.39 per Mcf and 11.1 Bcf at $4.87 per Mcf in 1996. Associated transported 2.8 Bcf for its end-use customers in 1998, compared to 1.6 Bcf in 1997 and 1.3 Bcf in 1996. The decrease in the combined volumes sold and transported in both 1998 and 1997 for the utility systems resulted from warmer weather, partially offset by customer growth. The fluctuations in the average sales rates reflect changes in the average cost of gas purchased for delivery to the Company's customers, which are passed through to customers under automatic adjustment clauses, and rate increases implemented in late 1996 and 1997.
     Total deliveries to industrial customers of AWG and Associated, including transportation volumes, were 13.0 Bcf in 1998, and 13.2 Bcf in both 1997 and 1996. AWG also transported 1.1 Bcf of gas through its gathering system in 1998 for off-system deliveries, all to the NOARK Pipeline System (NOARK Pipeline), compared to 2.8 Bcf in 1997 and 3.6 Bcf in 1996. The decreases in off-system deliveries in 1998 and 1997 were due to the on-system demands of the Company's gas distribution systems and normal production declines in the area served by the utility's gathering system. The average transportation tariff was approximately $.11 per Mcf, exclusive of fuel, in 1998 and $.16 in 1997 and 1996.
     Gas distribution revenues in future years will be impacted by both customer growth and rate increases allowed by regulatory commissions. In recent years, AWG has experienced customer growth of approximately 2% to 3% annually, while Associated has experienced customer growth of approximately 1% or less annually. Based on current economic conditions in the Company's service territories, the Company expects this trend in customer growth to continue. In December 1996, AWG received approval from the APSC for a rate increase of $5.1 million annually. The Company received approvals in December 1997 from the APSC and the Missouri Public Service Commission (MPSC) for rate increases and tariff changes which allow the utility to collect an additional $3.0 million annually. Of the $3.0 million total, approximately $2.0 million is in the form of base rate increases and $1.0 million is related to the increased cost of service of the Company's gathering

                                      19.

plant which is recovered through either the purchased gas adjustment clause or through direct charges to transportation customers.
     In its order approving the Missouri changes, the MPSC further ordered Associated to modify its purchased gas adjustment tariff to remove any specific language referencing recovery of the cost of service of its gathering facilities. The MPSC order provided that Associated should base gathering charges to its customers on competitive market conditions and that it would be allowed recovery from its sales and transportation customers of all prudently incurred gathering costs without reference to its cost of service. The MPSC will review these gathering costs annually as part of its annual review of Associated's gas costs. Associated believes that the MPSC lacks statutory authority to approve charges which are not based on historical cost of service. Associated plans to appeal this issue to the courts and intends to bill its ratepayers gas gathering costs based on its cost of service until the matter is resolved. If usage of the Company's gathering system to obtain system gas supply or to source gas delivered to its industrial customers should decrease, then recovery of these gathering costs would decrease as well. Gathering costs have been recovered in this manner from Missouri customers since Associated's 1990 rate case. Prior to the 1997 changes, Associated's gathering costs were recovered from Arkansas customers through its base rates.
     Tariffs implemented in Arkansas as a result of both the 1996 and 1997 rate increases contain a weather normalization clause to lessen the impact of revenue increases and decreases which might result from weather variations during the winter heating season. Rate increase requests which may be filed in the future will depend on customer growth, increases in operating expenses, and additional investments in property, plant and equipment.

Marketing
     Operating income for the marketing segment was $1.8 million on revenues of $97.2 million in 1998, compared to $1.3 million on revenues of $82.8 million in 1997, and a loss of $.5 million on revenues of $30.0 million in 1996. The Company increased its marketing activities when it formed a marketing group in mid-1996 to better enable the Company to capture downstream opportunities which arise through marketing and transportation activity. The Company marketed 49.6 Bcf in 1998, compared to 36.2 Bcf in 1997 and 13.0 Bcf in 1996. The Company enters into hedging activities with respect to its gas marketing activities to provide margin protection (see Note 8 of the financial statements for additional discussion).

NOARK Pipeline
     The Company has a 25% interest in the NOARK Pipeline System, Limited Partnership (NOARK). The NOARK Pipeline was a 258-mile long intrastate gas transmission system which extended across northern Arkansas, crossing three major interstate pipelines and interconnecting with the Company's distribution systems. NOARK Pipeline had been operating below capacity and generating losses since it was placed in service in September 1992. The Company's share of the pretax loss from operations related to its NOARK investment was $3.1 million in 1998, $4.5 million in 1997, and $3.8 million in 1996. These amounts are included in other income (expense). The improvement in the 1998 pretax loss primarily reflects a lower interest rate on NOARK's debt which resulted from a refinancing discussed below in "Liquidity and Capital Resources."
     In January 1998, the Company entered into an agreement with Enogex Inc. (Enogex), a subsidiary of OGE Energy Corp., to expand NOARK Pipeline and provide access to Oklahoma gas supplies through an integration of NOARK Pipeline with the Ozark Gas Transmission System (Ozark). Ozark was a 437-mile interstate pipeline system which began in eastern Oklahoma and terminated in eastern Arkansas. On July 1, 1998, the Federal Energy Regulatory Commission (FERC) authorized the operation and integration of Ozark and NOARK Pipeline as a single, integrated pipeline. The FERC order also authorized the purchase of Ozark by a subsidiary of Enogex and the construction of integration facilities. Enogex acquired Ozark and contributed the pipeline system to the NOARK partnership and also acquired the NOARK partnership interests not held by Southwestern. Enogex funded the acquisition of Ozark and the expansion and integration with NOARK Pipeline which resulted in the Company's interest in the partnership decreasing to 25% with Enogex owning a 75% interest. There are also provisions in the agreement with Enogex which allow for future revenue allocations to the Company above its 25% partnership interest if certain minimum throughput and revenue assumptions are not met. As a result of the changes discussed above, the Company believes that it will be able to significantly reduce the losses it has experienced on the NOARK project and expects its investment in NOARK to be realized over the life of the system. See Note 7 of the financial statements for additional discussion.

                                      20.

     Ozark Pipeline, the new integrated system, became operational November 1, 1998, and includes 749 miles of pipeline with a total throughput capacity of 330 MMcfd. Deliveries are currently being made by the integrated pipeline to portions of AWG's distribution system, to Associated, and to the interstate pipelines with which it interconnects. In 1998, NOARKPipeline had an average daily throughput of 27.3 million cubic feet of gas per day (MMcfd) before the integration with Ozark, compared to average daily throughput of 39.8 MMcfd in 1997, and 57.5 MMcfd in 1996. After the integration in November 1998, Ozark Pipeline had an average daily throughput of 184.6 MMcfd. At December 31, 1998, the Company's gas distribution subsidiary had transportation contracts with Ozark Pipeline for 82.3 MMcfd of firm capacity. These contracts expire in 2002 and 2003 and are renewable annually thereafter until terminated with 180 days' notice.
     As further explained in Note 11 of the financial statements, the Company has severally guaranteed 60% of NOARK's currently outstanding debt. This debt financed a portion of the original cost to construct NOARK.

Regulatory Matters
     The December 1996 rate increase order issued by the APSC also provided that AWG cause to be filed with the APSC an independent study of its procedures for allocating costs between regulated and non-regulated operations, its staffing levels and executive compensation. The independent study was ordered by the APSC to address issues raised by the Office of the Attorney General of the State of Arkansas (AG). The study was delayed until 1999. Requests for proposals to perform the study have been sent by the Company to independent consulting firms. The study is expected to be completed in 1999.
     During 1994, the Company entered into a settlement with the Staff of the APSC and the AG to resolve a dispute concerning the Company's pricing of intersegment sales (the Gas Cost Settlement). The issues involved the price of gas sold under a long-term contract between AWG and SEECO. The Gas Cost Settlement, which was effective July 1, 1994, increased the volumes which could be sold by SEECO to AWG, but made the sales price equal to a spot market index plus a premium. The amended contract provided that volumes equal to the historical level of sales under the contract be sold at the spot market index plus a premium of $.95 per Mcf, while incremental sales volumes receive a premium of $.50 per Mcf. As discussed above in "Exploration and Production," this contract expired July 24, 1998 and was replaced through a competitive bidding process beginning with December 1998 gas supply. Gas to be delivered under bids secured by the Company will approximate volumes historically delivered under the expired contract but at a lower premium.
     In December 1998, the Staff of the APSC filed a motion for issuance of show cause order asking the APSC to require Associated to demonstrate that the cost paid under three gas purchase and transportation contracts do not violate an Arkansas statute which requires gas utilities to buy or furnish gas from the lowest or most advantageous market. All three of these contracts are used to supply gas to the Associated division. If a utility fails to comply with the statute, it is subject to disallowance of the difference in the price paid and the market price. The APSC Staff alleges that Associated has overcharged its customers by approximately $3.1 million since November 1993. The majority of this amount relates to Associated's intersegment gas purchase contract. The Staff of the Missouri Public Service Commission has, on three occasions, proposed to disallow a portion of the costs under this contract; however, Associated successfully defended this contract all three times before the MPSC and the Missouri courts. The Company believes that Associated has not violated Arkansas law and that Associated's ultimate liability, if any, will not have a material adverse effect on the Company's financial condition or results of operations.
     AWG also purchases gas from unaffiliated producers under take-or-pay contracts. The Company believes that it does not have a significant exposure to liabilities resulting from these contracts and expects to be able to continue to satisfactorily manage its exposure to take-or-pay liabilities.

Operating Costs and Expenses
     The Company's operating costs and expenses, exclusive of gas purchases by the Company's utility and marketing segments and the non-cash write-down of oil and gas properties in 1998, increased by 1% in 1998 and by 16% in 1997. In 1998, a 5% increase in operating and general expenses was largely offset by a decrease in depreciation, depletion and amortization (DD&A) expense. The decrease in DD&A expense resulted primarily from a decline in volumes produced and a second quarter write-down of oil and gas properties which lowered the net cost basis of that segment's depreciable assets and the amortization rate per unit of production. The increase in 1997 was due primarily to increases in operating and general expenses and DD&A expense, primarily related to the Company's

                                      21.

exploration and production segment. During 1997, production costs associated with certain oil properties acquired in November 1996 accounted for most of this increase in operating expense. The increase in DD&A expense for 1997 was primarily due to an increase in the amortization rate per unit of production in the exploration and production segment. General and administrative expenses increased in 1998 and 1997 due to inflationary increases in payroll and other costs. Additionally, in 1998 general and administrative costs increased due to severance related costs and other costs associated with the closing of the Company's Oklahoma City exploration and production office.
     The Company follows the full cost method of accounting for the exploration, development, and acquisition of oil and gas properties. DD&A is calculated using the units-of-production method. The Company's annual gas and oil production, as well as the amount of proved reserves owned by the Company and the costs associated with adding those reserves, are all components of the amortization calculation. The DD&A rate in 1998 averaged $1.04 per Mcfe, compared to $1.06 per Mcfe in 1997 and $.95 per Mcfe in 1996. The overall increases in the Company's amortization rate since 1996 are caused by increases in the Company's average finding costs. The amortization rate declined mid-year 1998 due to the write-down of the Company's oil and gas properties to the full cost ceiling limitation. The average rate for the last six months of 1998 was $.96 per Mcfe. The Company's full cost ceiling is evaluated at the end of each quarter. Market prices, production rates, levels of reserves, and the evaluation of costs excluded from amortization all influence the calculation of the full cost ceiling. A decline in oil and gas prices from year-end 1998 levels or other factors, without other mitigating circumstances, could cause an additional write-down of capitalized costs and a noncash charge against future earnings.
     Gas purchased for resale by the Company's marketing segment increased to $73.2 million in 1998, compared to $63.1 million in 1997 and $14.1 million in 1996, due to an increase in volumes marketed. The decrease in purchased gas costs for the Company's gas distribution segment in 1998 was primarily due to lower volumes required by the utility's customers. The increase in purchased gas costs for this segment in 1997 was due primarily to higher per unit gas costs. Purchased gas costs for the gas distribution segment are influenced primarily by changes in requirements for gas sales, the price and mix of gas purchased, and the timing of recoveries of deferred purchased gas costs.
     Inflation impacts the Company by generally increasing its operating costs and the costs of its capital additions. The effects of inflation on the Company's operations in recent years have been minimal due to low inflation rates. However, during 1997 and continuing into the first half of 1998 the impact of inflation intensified in certain areas of the Company's exploration and production operations as shortages in drilling rigs, third party services and qualified labor increased. With the general decline in oil and gas prices, this impact has decreased in the second half of 1998 and is continuing into 1999. Increased competition in south Louisiana also had the impact of increasing 3-D seismic and land costs in the area. Additionally, delays inherent in the rate-making process prevent the Company from obtaining immediate recovery of increased operating costs of its gas distribution segment.

Other Costs and Expenses
     Interest costs, net of capitalization, were up 5% in 1998 and 26% in 1997, both as compared to prior years. The increase in 1998 was primarily due to the lower level of capitalized interest related to the Company's oil and gas properties. The increase in 1997 was due to an increase in long-term debt. The changes in long-term debt are discussed below in "Liquidity and Capital Resources." Interest capitalized decreased 13% in 1998 and increased 8% in 1997. The changes in capitalized interest are due primarily to the change in the level of costs excluded from amortization in the exploration and production segment.
     The changes in other income in 1998, 1997, and 1996, relate primarily to changes in the Company's share of operating losses incurred by NOARK, as discussed above. Additionally, in 1998 the Company accrued certain costs related to a judgment bond that the Company was required to post after receiving an adverse verdict in October 1998. See footnote 11, Contingencies and Commitments, of the Company's financial statements and Part I, Item 3, Legal Proceedings, of the Company's 1998 Form 10-K for additional information regarding the class action lawsuit.
     The previously discussed second quarter write-down of the Company's oil and gas properties resulted in a deferred tax benefit of $25.9 million. Excluding the impact of this change in deferred income taxes, the changes in the provisions for current and deferred income taxes recorded, as compared to 1997, resulted primarily from the level of taxable income, the collection of under-recovered purchased gas costs, and the

                                      22.

deduction of intangible drilling costs in the year incurred for tax purposes, netted against the turnaround of intangible drilling costs deducted for tax purposes in prior years. Intangible drilling costs are capitalized and amortized over future years for financial reporting purposes under the full cost method of accounting.

Liquidity and Capital Resources
     The Company continues to depend principally on internally generated funds as its major source of liquidity. However, the Company has sufficient ability to borrow additional funds to meet its short-term seasonal needs for cash, to finance a portion of its routine spending, if necessary, or to finance other extraordinary investment opportunities which might arise. In 1998, 1997, and 1996, net cash provided from operating activities totaled $93.7 million, $79.5 million, and $71.8 million, respectively. The primary components of cash generated from operations are net income, depreciation, depletion and amortization, the write-down of oil and gas properties and the provision for deferred income taxes. Net cash from operating activities provided 125% of the Company's capital requirements for routine capital expenditures, cash dividends, and scheduled debt retirements in 1998 and 79% in both 1997 and 1996.

Capital Expenditures
     Capital expenditures totaled $64.4 million in 1998, $88.8 million in 1997, and $124.9 million in 1996. The Company's exploration and production segment expenditures included acquisitions of oil and gas producing properties totaling $45.8 million in 1996. The Company made no producing property acquisitions in 1998 or 1997.

                                  1998       1997       1996
                               -----------------------------
                                        (in thousands)
Capital Expenditures
Exploration and production     $52,376    $73,526   $110,352
Gas distribution                10,108     12,561     12,752
Other                            1,875      2,734      1,809
------------------------------------------------------------
                               $64,359    $88,821   $124,913
============================================================


     Capital expenditures planned for 1999 total $65.7 million, consisting of $56.6 million for exploration and production, $8.1 million for gas distribution system expenditures, and $1.0 million for general purposes.
     The Company generally intends to adjust its level of routine capital expenditures depending on the expected level of internally generated cash and the level of debt in its capital structure. The Company expects that its level of capital expenditures will be adequate to allow the Company to maintain its present markets, explore and develop its existing gas and oil properties as well as generate new drilling prospects, and finance improvements necessary due to normal customer growth in its gas distribution segment.

Financing Requirements
     At year-end 1998, Southwestern's total debt was $283.4 million. This compares to year-end 1997 total debt of $299.5 million. Revolving credit facilities with two banks provide the Company access to $80.0 million of variable rate capital. Borrowings outstanding under these credit facilities totaled $34.9 million at the end of 1998 and $46.4 million at the end of 1997.
     In May 1997, the Company issued $60.0 million of 7.625% Medium-Term Notes due 2027. The notes may be repaid prior to maturity on May 1, 2009, at the noteholder's option. In October 1997, the Company issued $40.0 million of Medium-Term Notes due 2017 at a weighted average interest rate of 7.21%. Proceeds from the issuance of these notes were used to repay certain borrowings under the Company's revolving credit facilities. All of these notes were issued under a supplement to the Company's $250.0 million shelf registration statement filed with the Securities and Exchange Commission in February 1997, for the issuance of up to $125.0 million of Medium-Term Notes. The Company has $25.0 million of capacity remaining under the shelf registration statement. At December 31, 1998, the Company's public notes were rated BBB+ by Standard and Poor's and Baa2 by Moody's.
     In connection with the Enogex transaction discussed above under "NOARK Pipeline", the Company and a previous general partner converted certain of their loans to the NOARK partnership, plus accrued interest, into equity, and contributed approximately $10.7 million to the partnership to fund costs incurred in connection with the prepayment of NOARK's 9.74% Senior Secured notes. The Company's share of the contribution was $6.5 million and is the primary reason for the increase in investments during 1998. In June 1998, the NOARK partnership issued $80.0 million of 7.15% Notes due 2018. Proceeds from the issue of the notes were used to repay the Senior Secured Notes and amounts borrowed under the partnership's bank revolving line of credit. The notes require semi-annual principal payments of $1.0 million which began in December 1998. The Company and the other general partner of NOARK have severally guaranteed the principal and interest payments on the NOARK debt. The Company's

                                      23.

share of the several guarantee is 60%. The Company advanced $2.2 million to NOARK to fund its share of debt service payments in 1998 and advanced $5.0 million in 1997. The Company expects to advance approximately $.5 million to NOARK during 1999 in connection with its guarantees.
     Under its existing debt agreements, the Company may not issue long-term debt in excess of 65% of its total capital and may not issue total debt in excess of 70% of its total capital. To issue additional long-term debt, the Company must also have, after giving effect to the debt to be issued, a ratio of earnings to fixed charges of at least 1.5 or higher (for any period of 12 consecutive months within the preceeding 24 months). At the end of 1998, the capital structure consisted of 60.3% debt (excluding the current portion of long-term debt and the Company's several guarantee of NOARK's obligations) and 39.7% equity, with a ratio of earnings to fixed charges of 1.6. Over the long term, the Company expects to lower the debt portion of its capital structure by limiting its routine capital spending.

Working Capital
     The Company maintains access to funds which may be needed to meet seasonal requirements through the revolving lines of credit explained above. The Company had net working capital of $17.5 million at the end of 1998, compared to $39.0 million at the end of 1997. Current assets decreased by 18% to $72.3 million in 1998, while current liabilities increased 12% to $54.8 million. The decrease in current assets at December 31, 1998, was due primarily to decreases in accounts receivable and under-recovered purchased gas costs. The decrease in accounts receivable was due primarily to lower weather-related sales and lower oil and gas prices at year-end 1998. The decrease in under-recovered purchased gas costs relates to the collection of higher cost natural gas purchased during 1997. Purchased gas costs are recovered from the Company's utility customers in subsequent months through automatic cost of gas adjustment clauses included in the utility's filed rate tariffs. At December 31, 1998 the Company had over-recovered gas costs of $1.5 million recorded in current liabilities. An increase in accounts payable, due to the timing of invoices received, also contributed to the increase in current liabilities.


Year 2000 Readiness Disclosure
State of Readiness
     The Company is working diligently to be prepared for the year 2000. In late 1996, the Company began an initial review of its processing systems and the ability of those systems to process year 2000 data. The primary financial information systems of the Company that are supported by outside vendors are designed to accommodate the century date or have been upgraded and tested in 1998 to a year 2000 compliant version at no additional cost to the Company. Other information systems supported internally by the Company are either scheduled for replacement at which time they will become year 2000 compliant, or have been modified to support year 2000 processing. Scheduled implementation and final testing of these systems should be completed no later than mid-year 1999. The total costs associated with the modification of these systems are expected to be approximately $.8 million. Of this amount, approximately $.5 million relates to planned improvements that were not directly related to the year 2000 problem.
     The Company has also identified internal processes and areas of non-information technology (e.g. equipment with embedded chips) that require modification to process year 2000 data or that require further verification testing. During 1998, the Company substantially replaced the operating system of its personal computers to the NT version of Windows, which also resulted in the replacement of noncompliant personal computers and related software that was not already year 2000 compliant. This rollout of NT was a scheduled replacement not directly related to the year 2000 problem. It was completed at a cost of approximately $.5 million. Assessments were also taken in other non-information technology areas related to electronic meter reading and field measurement. Replacement of electronic meter reading equipment was done in 1998 at a cost of approximately $.2 million. Necessary replacements related to field measurement and monitoring/regulation equipment have been done with some testing remaining to be completed after the 1998-1999 winter heating season. The Company expects to have this equipment year 2000 compliant by June 30, 1999, at an estimated cost of less than $.1 million.

                                      24.

Costs
     The costs to purchase, replace, and modify the Company's systems have been shown above under each category. Additional costs may be incurred by the Company related to testing, due diligence, and implementation of contingency plans. These costs, while unknown at this time, are not expected to have a material impact on the Company's financial condition or its results of operations.

Risks
     The highest risk area for the Company related to the year 2000 issues is noncompliance by third parties. At this time, the most reasonably likely worst case scenario would be year 2000 noncompliance by third parties that comprised a significant level of business conducted with the Company. Depending upon the level of noncompliance, the Company could be adversely impacted by such things as late or incorrect revenue receipts or expense disbursements, communication problems, or scheduling or delivery problems related to the transportation and distribution of natural gas. The Company is addressing this risk through communication with industry partners, suppliers, financial institutions and others. The major risk areas associated with third party noncompliance have been identified, and the third parties within these areas have been further risk-weighted based upon the Company's level of business reliance. These third parties are being contacted and the Company is in the process of evaluating responses and corresponding with those parties that have not responded or that have responded inadequately.

Contingency Plans
     The Company will develop contingency plans that it deems necessary based on its evaluations of third party readiness. The Company began its contingency planning process in March 1999. It is anticipated that not all third party information will be available by March; therefore, the contingency plans will be updated as additional information is being received from third parties. The Company anticipates completion of its initial contingency plans by mid-year 1999 with revisions to follow as information is received. Based upon its assessment of third party assurances at this time, the Company does not anticipate any material disruptions in its business activities as a result of third party year 2000 noncompliance, although it cannot be certain that such disruptions will not occur. If such disruptions do occur, the materiality of their impact on the Company's financial condition and results of operations will depend on the extent and duration of the disruptions and the nature of any legal proceedings resulting from the disruptions.

     The information contained in this disclosure is covered under the Year 2000 Information Readiness Disclosure Act.

Forward-Looking Information
     All statements, other than historical financial information, included in this discussion and analysis of financial condition and results of operations may be deemed to be forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Important factors that could cause actual results to differ materially from those in the forward-looking statements herein include, but are not limited to, the timing and extent of changes in commodity prices for gas and oil, the timing and extent of the Company's success in discovering, developing, producing, and estimating reserves, the effects of weather and regulation on the Company's gas distribution segment, increased competition, legal and economic factors, changing market conditions, the comparative cost of alternative fuels, conditions in capital markets and changes in interest rates, availability of oil field services, drilling rigs, and other equipment, as well as various other factors beyond the Company's control.

                                      25.

Reports of Management and
Independent Public Accountants





Report of Management

     Management  is  responsible  for  the  preparation  and  integrity  of  the
Company's financial statements. The financial statements have been prepared in accordance with generally accepted accounting principles consistently applied, and necessarily include some amounts that are based on management's best estimates and judgment.
     The Company maintains a system of internal accounting and administrative controls and an ongoing program of internal audits that management believes provide reasonable assurance that assets are safeguarded and that transactions are properly recorded and executed in accordance with management's authorization. The Company's financial statements have been audited by its independent auditors, Arthur Andersen LLP. In accordance with generally accepted auditing standards, the independent auditors obtained a sufficient understanding of the Company's internal controls to plan their audit and determine the nature, timing, and extent of other tests to be performed.
     The Audit Committee of the Board of Directors, composed solely of outside directors, meets with management, internal auditors, and Arthur Andersen LLP to review planned audit scopes and results and to discuss other matters affecting internal accounting controls and financial reporting. The independent auditors have direct access to the Audit Committee and periodically meet with it without management representatives present.




Report of Independent Public Accountants

To the Board of Directors and Shareholders of Southwestern Energy Company:

     We have audited the consolidated balance sheets of SOUTHWESTERN ENERGY COMPANY (an Arkansas corporation) AND SUBSIDIARIES as of December 31, 1998 and 1997, and the related consolidated statements of income, retained earnings, and cash flows for each of the three years in the period ended December 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.
     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Southwestern Energy Company and Subsidiaries as of December 31, 1998 and 1997, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1998, in conformity with generally accepted accounting principles.

ARTHUR ANDERSEN LLP


Tulsa, Oklahoma
February 3, 1999

                                      26.


Statements of Income
Southwestern Energy Company and Subsidiaries


For the Years Ended December 31,                                           1998              1997               1996
--------------------------------------------------------------------------------------------------------------------
                                                                           ($ in thousands, except per share amounts)
Operating Revenues
Gas sales                                                             $ 172,790         $ 190,298          $ 174,738
Gas marketing                                                            76,367            65,435             14,153
Oil sales                                                                 9,557            14,258              8,294
Gas transportation and other                                              7,591             6,198              6,155
--------------------------------------------------------------------------------------------------------------------
                                                                        266,305           276,189            203,340
--------------------------------------------------------------------------------------------------------------------
Operating Costs and Expenses
Gas purchases - utility                                                  39,863            46,806             42,851
Gas purchases - marketing                                                73,235            63,054             14,114
Operating and general                                                    61,915            59,167             50,509
Depreciation, depletion and amortization                                 46,917            48,208             42,394
Write-down of oil and gas properties                                     66,383                 -                  -
Taxes, other than income taxes                                            6,943             7,018              5,476
--------------------------------------------------------------------------------------------------------------------
                                                                        295,256           224,253            155,344
--------------------------------------------------------------------------------------------------------------------
Operating Income (Loss)                                                 (28,951)           51,936             47,996
--------------------------------------------------------------------------------------------------------------------
Interest Expense
Interest on long-term debt                                               19,600            19,818             15,982
Other interest charges                                                    1,470             1,083              1,204
Interest capitalized                                                     (3,884)           (4,487)            (4,142)
--------------------------------------------------------------------------------------------------------------------
                                                                         17,186            16,414             13,044
--------------------------------------------------------------------------------------------------------------------
Other Income (Expense)                                                   (3,956)           (5,017)            (4,015)
--------------------------------------------------------------------------------------------------------------------
Income (Loss) Before Provision (Benefit) for Income Taxes               (50,093)           30,505             30,937
--------------------------------------------------------------------------------------------------------------------
Provision (Benefit) for Income Taxes
Current                                                                  (6,029)             (732)            (5,569)
Deferred                                                                (13,467)           12,522             17,320
--------------------------------------------------------------------------------------------------------------------
                                                                        (19,496)           11,790             11,751
--------------------------------------------------------------------------------------------------------------------
Net Income (Loss)                                                    $  (30,597)       $   18,715         $   19,186
====================================================================================================================

Basic Earnings (Loss) Per Share                                         $ (1.23)            $ .76              $ .78
====================================================================================================================
Weighted Average Common Shares Outstanding                           24,882,170        24,738,882         24,705,256
====================================================================================================================

Diluted Earnings (Loss) Per Share                                       $ (1.23)            $ .76              $ .77
====================================================================================================================
Diluted Weighted Average Common Shares Outstanding                   24,882,170        24,777,906         24,788,587
====================================================================================================================















The accompanying notes are an integral part of the financial statements.


                                      27.


Balance Sheets
Southwestern Energy Company and Subsidiaries


December 31,                                                                                 1998               1997
--------------------------------------------------------------------------------------------------------------------
                                                                                                  (in thousands)
Assets
Current Assets
Cash                                                                                  $     1,622         $    4,603
Accounts receivable                                                                        40,655             45,752
Income taxes receivable                                                                     2,008              3,074
Inventories, at average cost                                                               22,812             20,465
Under-recovered purchased gas costs                                                             -              9,428
Other                                                                                       5,174              4,633
--------------------------------------------------------------------------------------------------------------------
     Total current assets                                                                  72,271             87,955
--------------------------------------------------------------------------------------------------------------------
Investments                                                                                14,015              7,039
--------------------------------------------------------------------------------------------------------------------
Property, Plant and Equipment, at cost
Gas and oil properties, using the full cost method, including $53,110,000
     in 1998 and $69,304,000 in 1997 excluded from amortization                           758,863            708,094
Gas distribution systems                                                                  217,741            212,779
Gas in underground storage                                                                 24,279             23,748
Other                                                                                      27,582             25,319
--------------------------------------------------------------------------------------------------------------------
                                                                                        1,028,465            969,940
Less: Accumulated depreciation, depletion and amortization                                478,790            366,638
--------------------------------------------------------------------------------------------------------------------
                                                                                          549,675            603,302
--------------------------------------------------------------------------------------------------------------------
Other Assets                                                                               11,659             12,570
--------------------------------------------------------------------------------------------------------------------
                                                                                      $   647,620         $  710,866
====================================================================================================================

Liabilities and Shareholders' Equity
Current Liabilities
Current portion of long-term debt                                                     $     1,536         $    3,071
Accounts payable                                                                           37,780             29,903
Taxes payable                                                                               3,408              3,893
Interest payable                                                                            2,471              2,569
Customer deposits                                                                           5,635              5,307
Other                                                                                       3,956              4,246
--------------------------------------------------------------------------------------------------------------------
      Total current liabilities                                                            54,786             48,989
--------------------------------------------------------------------------------------------------------------------
Long-Term Debt, less current portion above                                                281,900            296,472
--------------------------------------------------------------------------------------------------------------------
Other Liabilities
Deferred income taxes                                                                     121,413            139,256
Other                                                                                       3,665              4,584
--------------------------------------------------------------------------------------------------------------------
                                                                                          125,078            143,840
--------------------------------------------------------------------------------------------------------------------
Commitments and Contingencies
--------------------------------------------------------------------------------------------------------------------
Shareholders' Equity
Common stock, $.10 par value; authorized 75,000,000 shares,
     issued 27,738,084 shares                                                               2,774              2,774
Additional paid-in capital                                                                 21,249             21,475
Retained earnings, per accompanying statements                                            194,102            230,669
--------------------------------------------------------------------------------------------------------------------
                                                                                          218,125            254,918
Less: Common stock in treasury, at cost, 2,803,527 shares in 1998 and
          2,904,519 shares in 1997                                                         31,248             32,357
      Unamortized cost of restricted shares issued under stock incentive
          plan, 133,172 shares in 1998 and 90,375 shares in 1997                            1,021                996
--------------------------------------------------------------------------------------------------------------------
                                                                                          185,856            221,565
--------------------------------------------------------------------------------------------------------------------
                                                                                      $   647,620         $  710,866
====================================================================================================================
The accompanying notes are an integral part of the financial statements.


                                      28.


Statements of Cash Flows
Southwestern Energy Company and Subsidiaries


For the Years Ended December 31,                                           1998              1997               1996
--------------------------------------------------------------------------------------------------------------------
                                                                                        (in thousands)
Cash Flows From Operating Activities
Net income (loss)                                                    $  (30,597)       $   18,715         $   19,186
Adjustments to reconcile net income (loss) to net cash
     provided by operating activities:
         Depreciation, depletion and amortization                        48,267            49,271             43,373
         Write-down of oil and gas properties                            66,383                 -                  -
         Deferred income taxes                                          (13,467)           12,522             17,320
         Equity in loss of partnership                                    3,087             4,523              3,778
         Change in assets and liabilities:
              (Increase) decrease in accounts receivable                  5,097            (5,824)            (4,387)
              Decrease in income taxes receivable                         1,066             3,549              1,598
              (Increase) decrease in under-recovered
                 purchased gas costs                                     10,931            (6,398)           (10,357)
              Increase in inventories                                    (2,347)           (2,894)            (2,123)
              Increase in accounts payable                                7,877             4,259              1,655
              Net change in other current assets and liabilities         (2,589)            1,760              1,787
--------------------------------------------------------------------------------------------------------------------
Net cash provided by operating activities                                93,708            79,483             71,830
--------------------------------------------------------------------------------------------------------------------
Cash Flows From Investing Activities
Capital expenditures                                                    (64,359)          (88,821)          (124,913)
Investment in partnership                                               (10,062)           (4,962)            (1,266)
(Increase) decrease in gas stored underground                              (531)            1,888             (2,190)
Other items                                                                 340             1,048             (4,190)
--------------------------------------------------------------------------------------------------------------------
Net cash used in investing activities                                   (74,612)          (90,847)          (132,559)
--------------------------------------------------------------------------------------------------------------------
Cash Flows From Financing Activities
Net increase (decrease) in revolving long-term debt                     (11,500)          (50,100)            73,600
Payments on other long-term debt                                         (4,607)          (28,643)            (6,143)
Proceeds from issuance of long-term debt                                      -            98,348                  -
Dividends paid                                                           (5,970)           (5,935)            (5,929)
--------------------------------------------------------------------------------------------------------------------
Net cash provided (used) by financing activities                        (22,077)           13,670             61,528
--------------------------------------------------------------------------------------------------------------------
Increase (decrease) in cash                                              (2,981)            2,306                799
Cash at beginning of year                                                 4,603             2,297              1,498
--------------------------------------------------------------------------------------------------------------------
Cash at end of year                                                  $    1,622        $    4,603         $    2,297
====================================================================================================================



Statements of Retained Earnings
Southwestern Energy Company and Subsidiaries


For the Years Ended December 31,                                           1998              1997               1996
--------------------------------------------------------------------------------------------------------------------
                                                                                        (in thousands)
Retained Earnings, beginning of year                                  $ 230,669         $ 217,889          $ 204,632
Net income (loss)                                                       (30,597)           18,715             19,186
Cash dividends declared ($.24 per share)                                 (5,970)           (5,935)            (5,929)
--------------------------------------------------------------------------------------------------------------------
Retained Earnings, end of year                                        $ 194,102         $ 230,669          $ 217,889
====================================================================================================================




The accompanying notes are an integral part of the financial statements.


                                      29.

Notes to Financial Statements
Southwestern Energy Company and Subsidiaries
December 31, 1998, 1997 and 1996



(1) Summary of Significant Accounting Policies

Nature of Operations and Consolidation
     Southwestern Energy Company (Southwestern or the Company) is an integrated energy company primarily focused on natural gas. Through its wholly-owned subsidiaries, the Company is engaged in oil and gas exploration and production, natural gas gathering, transmission and marketing, and natural gas distribution. Southwestern's exploration and production activities are concentrated in Arkansas, New Mexico, Texas, Oklahoma, Louisiana, and the Gulf Coast (primarily onshore). The gas distribution segment operates in northern Arkansas and parts of Missouri, and obtains approximately 60% of its gas supply from one of the Company's exploration and production subsidiaries. The customers of the gas distribution segment consist of residential, commercial, and industrial users of natural gas. Southwestern's marketing and transportation business is concentrated in its core areas of operations.
     The consolidated financial statements include the accounts of Southwestern Energy Company and its wholly-owned subsidiaries, Southwestern Energy Production Company, SEECO, Inc., Arkansas Western Gas Company, Southwestern Energy Services Company, Diamond "M" Production Company, Southwestern Energy Pipeline Company, A.W. Realty Company and Arkansas Western Pipeline Company. All significant intercompany accounts and transactions have been eliminated. The Company accounts for its general partnership interest in the NOARK Pipeline System, Limited Partnership (NOARK) using the equity method of accounting. In accordance with Statement of Financial Accounting Standards (SFAS) No. 71, "Accounting for the Effects of Certain Types of Regulation," the Company recognizes profit on intercompany sales of gas delivered to storage by its utility subsidiary. Certain reclassifications have been made to the prior years' financial statements to conform with the 1998 presentation.
     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities, if any, at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Property, Depreciation, Depletion and Amortization
     Gas and Oil Properties - The Company follows the full cost method of accounting for the exploration, development, and acquisition of gas and oil reserves. Under this method, all such costs (productive and nonproductive) including salaries, benefits, and other internal costs directly attributable to these activities are capitalized and amortized on an aggregate basis over the estimated lives of the properties using the units-of-production method. The Company excludes all costs of unevaluated properties from immediate amortization. The Company's unamortized costs of oil and gas properties are limited to the sum of the future net revenues attributable to proved oil and gas reserves discounted at 10 percent plus the cost of any unproved properties. If the Company's unamortized costs in oil and gas properties exceed this ceiling amount, a provision for additional depreciation, depletion and amortization is required. At June 30, 1998, the Company recognized a $40.5 million non-cash charge to earnings by recording a write-down of its oil and gas properties of $66.4 million and a related reduction in the provision for deferred income taxes of $25.9 million. At December 31, 1998, 1997, and 1996, the Company's net book value of oil and gas properties did not exceed the ceiling amounts. Market prices, production rates, levels of reserves, and the evaluation of costs excluded from amortization all influence the calculation of the full cost ceiling. A decline in oil and gas prices from year-end 1998 levels or other factors, without other mitigating circumstances, could cause an additional future write-down of capitalized costs and a noncash charge to earnings.

                                      30.

     Gas Distribution Systems - Costs applicable to construction activities, including overhead items, are capitalized. Depreciation and amortization of the gas distribution system is provided using the straight-line method with average annual rates for plant functions ranging from 2.2% to 5.7%. Gas in underground storage is stated at average cost.
     Other property, plant and equipment is depreciated using the straight-line method over estimated useful lives ranging from 5 to 40 years.
     The Company charges to maintenance or operations the cost of labor, materials, and other expenses incurred in maintaining the operating efficiency of its properties. Betterments are added to property accounts at cost. Retirements are credited to property, plant and equipment at cost and charged to accumulated depreciation, depletion and amortization with no gain or loss recognized, except for abnormal retirements.
     Capitalized Interest - Interest is capitalized on the cost of unevaluated gas and oil properties excluded from amortization. In accordance with established utility regulatory practice, an allowance for funds used during construction of major projects is capitalized and amortized over the estimated lives of the related facilities.

Gas Distribution Revenues and Receivables
     Customer receivables arise from the sale or transportation of gas by the Company's gas distribution subsidiary. The Company's gas distribution customers represent a diversified base of residential, commercial, and industrial users. Approximately 110,000 of these customers are served in northwest Arkansas and approximately 69,000 are served in northeast Arkansas and Missouri.
     The Company records gas distribution revenues on an accrual basis, as gas volumes are used, to provide a proper matching of revenues with expenses.
     The gas distribution subsidiary's rate schedules include purchased gas adjustment clauses whereby the actual cost of purchased gas above or below the level included in the base rates is permitted to be billed or is required to be credited to customers. Each month, the difference between actual costs of purchased gas and gas costs recovered from customers is deferred. The deferred differences are billed or credited, as appropriate, to customers in subsequent months. Rate schedules for the Company's Arkansas systems include a weather normalization clause to lessen the impact of revenue increases and decreases which might result from weather variations during the winter heating season. The pass-through of gas costs to customers is not affected by this normalization clause.

Gas Production Imbalances
     The exploration and production subsidiaries record gas sales using the entitlement method. The entitlement method requires revenue recognition of the Company's revenue interest share of gas production from properties in which gas sales are disproportionately allocated to owners because of marketing or other contractual arrangements. The Company's net imbalance position at December 31, 1998 and 1997 was not significant.

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

Earnings Per Share and Shareholders' Equity
     The Company applies SFAS No. 128, "Earnings Per Share". Basic earnings per common share is computed by dividing net income by the weighted average number of common shares outstanding during each year. The diluted earnings per share calculation adds to the weighted average number of common shares outstanding the incremental

                                      31.

shares that would have been outstanding assuming the exercise of dilutive stock options. Due to the Company's net loss for 1998 any incremental shares would have an anti-dilutive effect and were, therefore, not considered.
     During 1998 and 1997, the Company issued 105,488 and 117,740 treasury shares, respectively, under a compensatory plan and for stock awards and returned to treasury 4,496 and 3,059 shares, respectively, canceled from earlier issues under the compensatory plan. The net effect of these transactions was a $1.1 million decrease in 1998 and a $1.2 million decrease in 1997 in treasury stock.

Comprehensive Income
     In June 1997, the Financial Accounting Standards Board issued SFAS No. 130, "Reporting Comprehensive Income", establishing standards for reporting and displaying comprehensive income (loss) and its components in financial statements. SFAS No. 130 defines comprehensive income as the total of net income and all other nonowner changes in equity. The Company had no nonowner changes in equity other than net income or loss during the years ended December 31, 1998 and 1997.

(2) Long-Term Debt

     Long-term debt as of December 31, 1998 and 1997 consisted of the following:

                                                                                                      1998            1997
                                                                                                 -------------------------
                                                                                                         (in thousands)
Senior Notes
8.86% Series due in annual installments through 1999                                             $   1,536       $   6,143
9.36% Series due in annual installments of $2.0 million beginning 2001                              22,000          22,000
6.70% Series due 2005                                                                              125,000         125,000
7.625% Series due 2027, putable at the holders option in 2009                                       60,000          60,000
7.21% Series due 2017                                                                               40,000          40,000
--------------------------------------------------------------------------------------------------------------------------
                                                                                                   248,536         253,143
Other
Variable rate (5.42% at December 31, 1998) unsecured revolving credit arrangements                  34,900          46,400
--------------------------------------------------------------------------------------------------------------------------
Total long-term debt                                                                               283,436         299,543
Less: Current portion of long-term debt                                                              1,536           3,071
--------------------------------------------------------------------------------------------------------------------------
                                                                                                 $ 281,900       $ 296,472
==========================================================================================================================


     The Company has several prepayment options under the terms of certain of its Senior Notes. Prepayments made without premium are subject to certain limitations. Other prepayment options involve the payment of premiums based in some instances on market interest rates at the time of prepayment.
     Variable rate credit facilities provide the Company access to $80.0 million of revolving credit. Borrowings outstanding under these credit facilities totaled $34.9 million at December 31, 1998, all of which was classified as long-term debt. Each facility allows the Company four interest rate options - the floating prime rate, a fixed rate tied to either short-term certificate of deposit or Eurodollar rates, or a fixed rate based on the lenders' cost of funds. The revolving credit facilities expire in 2001 and 2002. The Company intends to renew or replace the facilities prior to expiration.
     The terms of the long-term debt instruments and agreements contain covenants which impose certain restrictions on the Company, including limitation of additional indebtedness and restrictions on the payment of cash dividends. At December 31, 1998, approximately $92.5 million of retained earnings was available for payment as dividends.
     Aggregate maturities of long-term debt for each of the years ending December 31, 1999 through 2003, are $1.5 million, $0, $22.0 million, $16.9 million, and $2.0 million. Total interest payments of $19.6 million, $18.8 million, and $15.6 million were made in 1998, 1997, and 1996, respectively.

                                      32.

(3) Income Taxes

     The provision (benefit) for income taxes included the following components:

                                                                            1998                 1997                 1996
                                                                        --------------------------------------------------
                                                                                            (in thousands)
Federal:
     Current                                                            $ (6,673)            $ (1,614)            $ (5,788)
     Deferred                                                            (10,098)              11,422               15,799
State:
     Current                                                                 644                  882                  219
     Deferred                                                             (3,250)               1,219                1,833
Investment tax credit amortization                                          (119)                (119)                (312)
--------------------------------------------------------------------------------------------------------------------------
Provision (benefit) for income taxes                                    $(19,496)            $ 11,790             $ 11,751
==========================================================================================================================


     The provision (benefit) for income taxes was an effective rate of 38.9% in 1998, 38.6% in 1997, and 38.0% in 1996. The following reconciles the provision (benefit) for income taxes included in the consolidated statements of income with the provision (benefit) which would result from application of the statutory federal tax rate to pretax financial income:

                                                                            1998                 1997                 1996
                                                                        --------------------------------------------------
                                                                                            (in thousands)
Expected provision (benefit) at federal statutory rate of 35%           $(17,532)             $10,677              $10,828
Increase (decrease) resulting from:
     State income taxes, net of federal income tax effect                 (1,694)               1,365                1,334
     Other                                                                  (270)                (252)                (411)
--------------------------------------------------------------------------------------------------------------------------
Provision (benefit) for income taxes                                    $(19,496)             $11,790              $11,751
==========================================================================================================================


     The components of the Company's net deferred tax liability as of December 31, 1998 and 1997 were as follows:

                                                                                                 1998                 1997
                                                                                            ------------------------------
                                                                                                      (in thousands)
Deferred tax liabilities:
     Differences between book and tax basis of property                                     $ 109,538            $ 124,634
     Stored gas difference                                                                      7,583                7,133
     Deferred purchased gas costs                                                               1,997                5,223
     Prepaid pension costs                                                                      2,036                1,779
     Book over tax basis in partnerships                                                        8,647                6,071
     Other                                                                                      1,091                  665
--------------------------------------------------------------------------------------------------------------------------
                                                                                              130,892              145,505
--------------------------------------------------------------------------------------------------------------------------
Deferred tax assets:
     Accrued compensation                                                                         647                  754
     Alternative minimum tax credit carryforward                                                3,034                4,593
     Net operating loss carryforward                                                            6,949                    -
     Other                                                                                      1,234                  534
--------------------------------------------------------------------------------------------------------------------------
                                                                                               11,864                5,881
--------------------------------------------------------------------------------------------------------------------------
Net deferred tax liability                                                                  $ 119,028            $ 139,624
==========================================================================================================================


     Total income tax payments of $3.3 million, $4.2 million, and $4.0 million were made in 1998, 1997, and 1996 respectively.

                                      33.

(4) Pension Plan and Other Postretirement Benefits

     Effective December 31, 1998, the Company adopted SFAS No. 132, "Employers' Disclosures about Pensions and Other Postretirement Benefits". The provisions of SFAS No. 132 revise employers' disclosures about pension and other postretirement benefit plans. It does not change the measurement or recognition of these plans. It standardizes the disclosure requirements for pensions and other postretirement benefits to the extent practicable.
     Substantially all employees are covered by the Company's defined benefit pension and postretirement benefit plans. The following provides a reconciliation of the changes in the plans' benefit obligations, fair value of assets, and funded status as of December 31, 1998 and 1997:

                                                                                                           Other Postretirement
                                                                          Pension Benefits                       Benefits
                                                                   -------------------------------------------------------------
                                                                       1998              1997             1998              1997
                                                                   -------------------------------------------------------------
                                                                                            (in thousands)
Change in Benefit Obligations:
     Benefit obligation at January 1                               $ 47,257          $ 42,395         $  3,067          $  2,289
     Service cost                                                     2,060             1,744               87                90
     Interest cost                                                    3,644             3,213              242               213
     Actuarial loss                                                   7,920             1,267              616               673
     Benefits paid                                                   (1,687)           (1,362)            (180)             (198)
--------------------------------------------------------------------------------------------------------------------------------
     Benefit obligation at December 31                             $ 59,194          $ 47,257         $  3,832          $  3,067
================================================================================================================================
Change in Plan Assets:
     Fair value of plan assets at January 1                        $ 65,966          $ 56,457         $      -          $      -
     Actual return on plan assets                                     7,168            10,862              (12)                -
     Employer contributions                                               -                 -              537               198
     Benefit payments                                                (1,616)           (1,353)            (180)             (198)
--------------------------------------------------------------------------------------------------------------------------------
     Fair value of plan assets at December 31                      $ 71,518          $ 65,966         $    345          $      -
================================================================================================================================
Funded Status:
     Funded status at December 31                                  $ 12,324          $ 18,709         $ (3,487)         $ (3,067)
     Unrecognized net actuarial (gain) loss                          (7,441)          (14,205)           1,284               711
     Unrecognized prior service cost                                    308               354                -                 -
     Unrecognized transition obligation                                (403)             (586)           1,368             1,472
--------------------------------------------------------------------------------------------------------------------------------
     Prepaid (accrued) benefit cost                                $  4,788          $  4,272         $   (835)         $   (884)
================================================================================================================================


     The Company's supplemental retirement plan has an accumulated benefit obligation in excess of plan assets. The plan's accumulated benefit obligation was $198,000 and $216,000 at December 31, 1998 and 1997,respectively. There are no plan assets in the supplemental retirement plan due to the nature of the plan.
     Net periodic pension and other postretirement benefit costs include the following components for 1998, 1997 and 1996:

                                                                                                     Other Postretirement
                                                                Pension Benefits                           Benefits
                                                      -------------------------------------------------------------------------
                                                         1998         1997         1996         1998         1997         1996
                                                      -------------------------------------------------------------------------
                                                                                     (in thousands)
Service cost                                          $ 2,060     $  1,744     $  1,562       $   87       $   90        $  61
Interest cost                                           3,644        3,213        2,872          242          213          161
Expected return on plan assets                         (5,863)      (5,007)      (4,381)           -            -            -
Amortization of transition obligation                    (183)        (183)        (183)         103          103          103
Recognized net actuarial (gain) loss                     (150)        (211)         (93)          55           40            4
Amortization of prior service costs                        46           49           52            -            -            -
------------------------------------------------------------------------------------------------------------------------------
                                                      $  (446)    $   (395)    $   (171)      $  487       $  446        $ 329
==============================================================================================================================


                                      34.

     Prior to 1998, the Company's pension plans provided for benefits based on years of benefit service and the employee's "average compensation" as defined. During 1998, the Company amended its plans to become "cash balance" plans on a prospective basis. A cash balance plan provides benefits based upon a fixed percentage of an employee's annual compensation. The Company's funding policy is to contribute amounts which are actuarially determined to provide the plans with sufficient assets to meet future benefit payment requirements and which are tax deductible.
     The postretirement benefit plans provide contributory health care and life insurance benefits. Employees become eligible for these benefits if they meet age and service requirements. Generally, the benefits paid are a stated percentage of medical expenses reduced by deductibles and other coverages. During 1998, the Company established trusts to partially fund its postretirement benefit obligations.
     The weighted average assumptions used in the measurement of the Company's benefit obligations for 1998 and 1997 are as follows:

                                                                                                   Other Postretirement
                                                            Pension Benefits                             Benefits
                                                         ---------------------------------------------------------------
                                                         1998              1997                   1998              1997
                                                         ---------------------------------------------------------------
Discount rate                                            6.75%             7.50%                  6.75%             7.50%
Expected return on plan assets                           9.00%             9.00%                  5.00%              n/a
Rate of compensation increase                            5.00%             5.00%                   n/a               n/a
========================================================================================================================


     For measurement purposes a 9% annual rate of increase in the per capita cost of covered medical benefits and an 8% annual rate of increase in the per capita cost of dental benefits was assumed for 1999. These rates were assumed to gradually decrease to 6% for medical benefits and 5% for dental benefits for 2011 and remain at that level thereafter.
     Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plans. A one percentage point change in assumed health care cost trend rates would have the following effects:

                                                                     1% Increase            1% Decrease
                                                                     ----------------------------------
                                                                               (in thousands)
Effect on the total service and interest cost components                    $ 20                  $ (18)
Effect on postretirement benefit obligation                                $ 349                 $ (304)
=======================================================================================================



(5) Natural Gas and Oil Producing Activities

     All of the Company's gas and oil properties are located in the United States. The table below sets forth the results of operations from gas and oil producing activities:

                                                                             1998                1997               1996
                                                                        ------------------------------------------------
                                                                                            (in thousands)
Sales                                                                   $  86,232           $ 100,129           $ 86,978
Production (lifting) costs                                                (15,807)            (17,155)           (10,607)
Depreciation, depletion and amortization                                  (38,768)            (40,340)           (35,533)
Write-down of oil and gas properties                                      (66,383)                  -                  -
------------------------------------------------------------------------------------------------------------------------
                                                                          (34,726)             42,634             40,838
Income tax benefit (expense)                                               13,651             (16,331)           (15,528)
------------------------------------------------------------------------------------------------------------------------
Results of operations                                                   $ (21,075)          $  26,303           $ 25,310
========================================================================================================================


                                      35.

     The results of operations shown above exclude overhead and interest costs. Income tax expense is calculated by applying the statutory tax rates to the revenues less costs, including depreciation, depletion and amortization, and after giving effect to permanent differences and tax credits.
     The table below sets forth capitalized costs incurred in gas and oil property acquisition, exploration, and development activities during 1998, 1997, and 1996:

                                                                             1998                1997                1996
                                                                         ------------------------------------------------
                                                                                            (in thousands)
Property acquisition costs                                               $ 12,729            $ 10,911           $  60,748
Exploration costs                                                          14,273              33,225              25,436
Development costs                                                          24,709              28,825              23,667
-------------------------------------------------------------------------------------------------------------------------
Capitalized costs incurred                                               $ 51,711            $ 72,961           $ 109,851
=========================================================================================================================
Amortization per Mcf equivalent                                            $1.039              $1.057              $ .949
=========================================================================================================================


     Capitalized interest is included as part of the cost of oil and gas properties. The Company capitalized $3.9 million, $4.5 million, and $4.1 million during 1998, 1997, and 1996, respectively, based on the Company's weighted average cost of borrowings used to finance the expenditures.
     In addition to capitalized interest, the Company also capitalized internal costs of $7.7 million, $6.0 million, and $5.9 million during 1998, 1997, and 1996, respectively. These internal costs were directly related to acquisition, exploration and development activities and are included as part of the cost of oil and gas properties.
     The following table shows the capitalized costs of gas and oil properties and the related accumulated depreciation, depletion and amortization at December 31, 1998 and 1997:

                                                                                                 1998                1997
                                                                                            -----------------------------
                                                                                                      (in thousands)
Proved properties                                                                           $ 703,669           $ 628,549
Unproved properties                                                                            55,194              79,545
-------------------------------------------------------------------------------------------------------------------------
Total capitalized costs                                                                       758,863             708,094
Less: Accumulated depreciation, depletion and amortization                                    386,384             281,595
-------------------------------------------------------------------------------------------------------------------------
Net capitalized costs                                                                       $ 372,479           $ 426,499
=========================================================================================================================


     The table below sets forth the composition of net unevaluated costs excluded from amortization as of December 31, 1998. Included in these costs is $5.1 million representing leasehold and seismic costs related to the remaining unevaluated portion of acreage located on the Fort Chaffee military reservation. These costs are expected to be evaluated and subjected to amortization within the next several years as this acreage is further explored and developed. Also included in these costs is $15.8 million related to 3-D seismic projects in south Louisiana. These costs and subsequent costs to be incurred will be evaluated over several years as the seismic data is interpreted and the acreage is explored. The remaining costs excluded from amortization are related to properties which are not individually significant and on which the evaluation process has not been completed. The Company is, therefore, unable to estimate when these costs will be included in the amortization computation.

                                                               1998         1997         1996         Prior         Total
                                                           --------------------------------------------------------------
                                                                                     (in thousands)
Property acquisition costs                                 $ 10,637     $  2,701      $ 3,380       $ 6,332      $ 23,050
Exploration costs                                             4,915        7,721        3,175         5,218        21,029
Capitalized interest                                          3,428        2,456        2,341           806         9,031
-------------------------------------------------------------------------------------------------------------------------
                                                           $ 18,980     $ 12,878      $ 8,896       $12,356      $ 53,110
=========================================================================================================================


                                      36.

(6) Natural Gas and Oil Reserves (Unaudited)

     The following table summarizes the changes in the Company's proved natural gas and oil reserves for 1998, 1997, and 1996:

                                                           1998                     1997                      1996
                                                  -----------------------------------------------------------------------
                                                      Gas         Oil          Gas          Oil          Gas          Oil
                                                    (MMcf)     (MBbls)       (MMcf)      (MBbls)       (MMcf)      (MBbls)
                                                  -----------------------------------------------------------------------
Proved reserves, beginning of year                291,378       7,852      297,467        8,238      294,876        2,152
Revisions of previous estimates                     1,064        (696)         861          (51)     (11,772)          74
Extensions, discoveries, and other additions       44,814         442       26,430          426       16,429           61
Production                                        (32,668)       (703)     (33,355)        (749)     (34,758)        (391)
Acquisition of reserves in place                        -           -           76            -       32,713        6,350
Disposition of reserves in place                     (921)        (45)        (101)         (12)         (21)          (8)
-------------------------------------------------------------------------------------------------------------------------
Proved reserves, end of year                      303,667       6,850      291,378        7,852      297,467        8,238
=========================================================================================================================
Proved, developed reserves:
Beginning of year                                 252,393       7,312      255,234        7,804      248,714        1,975
End of year                                       258,092       6,370      252,393        7,312      255,234        7,804
=========================================================================================================================


     The "Standardized Measure of Discounted Future Net Cash Flows Relating to Proved Oil and Gas Reserves" (standardized measure) is a disclosure required by SFAS No. 69, "Disclosures About Oil and Gas Producing Activities." The standardized measure does not purport to present the fair market value of a company's proved gas and oil reserves. In addition, there are uncertainties inherent in estimating quantities of proved reserves. Substantially all quantities of gas and oil reserves owned by the Company were estimated or audited by the independent petroleum engineering firm of K & A Energy Consultants, Inc.
     Following is the standardized measure relating to proved gas and oil reserves at December 31, 1998, 1997, and 1996:

                                                                             1998                1997                1996
                                                                        -------------------------------------------------
                                                                                            (in thousands)
Future cash inflows                                                     $ 820,522           $ 973,536          $1,340,804
Future production and development costs                                  (176,130)           (197,021)           (187,825)
Future income tax expense                                                (206,097)           (261,173)           (398,625)
-------------------------------------------------------------------------------------------------------------------------
Future net cash flows                                                     438,295             515,342             754,354
10% annual discount for estimated timing of cash flows                   (215,502)           (256,279)           (383,410)
-------------------------------------------------------------------------------------------------------------------------
Standardized measure of discounted future net cash flows                $ 222,793           $ 259,063          $  370,944
=========================================================================================================================


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

                                      37.

     Following is an analysis of changes in the standardized measure during 1998, 1997, and 1996:

                                                                                1998              1997              1996
                                                                           ---------------------------------------------
                                                                                             (in thousands)
Standardized measure, beginning of year                                    $ 259,063         $ 370,944         $ 203,522
Sales and transfers of gas and oil produced, net of production costs         (70,425)          (82,975)          (76,371)
Net changes in prices and production costs                                   (71,400)         (173,730)          185,234
Extensions, discoveries, and other additions,
     net of future production and development costs                           61,146            41,267            40,264
Acquisition of reserves in place                                                   -               116            98,245
Revisions of previous quantity estimates                                      (3,024)              646           (19,839)
Accretion of discount                                                         38,445            55,852            31,043
Net change in income taxes                                                    23,714            62,186           (80,662)
Changes in production rates (timing) and other                               (14,726)          (15,243)          (10,492)
------------------------------------------------------------------------------------------------------------------------
Standardized measure, end of year                                          $ 222,793         $ 259,063         $ 370,944
========================================================================================================================


(7) Investment in Unconsolidated Partnership

     At December 31, 1998, the Company held a 25% general partnership interest in the NOARK Partnership. NOARK Pipeline was formerly a 258-mile long intrastate gas transmission system which extended across northern Arkansas. In January 1998, the Company entered into an agreement with Enogex Inc. (Enogex) that resulted in the expansion of the NOARK Pipeline and provided the pipeline with access to Oklahoma gas supplies through an integration of NOARK with the Ozark Gas Transmission System (Ozark). Enogex is a subsidiary of OGE Energy Corp. Ozark was a 437-mile interstate pipeline system which began in eastern Oklahoma and terminated in eastern Arkansas. Enogex acquired the Ozark system and contributed it to the NOARK partnership. Enogex also acquired the NOARK partnership interests not owned by Southwestern. The acquisition of Ozark and its integration with NOARK Pipeline was approved by the Federal Energy Regulatory Commission in late 1998 at which time NOARK Pipeline was converted to an interstate pipeline and operated in combination with Ozark. Enogex funded the acquisition of Ozark and the expansion and integration with NOARK Pipeline which resulted in the Company's ownership interest in the partnership decreasing to 25% from 48%.
     The Company's investment in NOARK totaled $13.8 million at December 31, 1998 and $7.0 million at December 31, 1997. The Company's investment in NOARK includes advances of $10.1 million made during 1998, $5.0 million made during 1997, and $1.3 million made during 1996. Advances in 1998 included the Company's share of costs related to the prepayment of NOARK's Senior Secured Notes as discussed below. Other advances are made primarily to provide certain minimum cash balances to service NOARK's long-term debt.
     In connection with the Enogex transaction, the Company and a previous general partner converted certain of their loans to the partnership, plus accrued interest, into equity, and contributed approximately $10.7 million to the partnership to fund costs incurred in connection with the prepayment of NOARK's 9.74% Senior Secured Notes. See Note 11 for further discussion of NOARK's funding requirements and the Company's investment in NOARK.
     NOARK's financial position at December 31, 1998 and 1997 is summarized below:

                                                                                                 1998                1997
                                                                                            -----------------------------
                                                                                                      (in thousands)
Current assets                                                                              $   9,535            $    923
Noncurrent assets                                                                             175,361              92,856
-------------------------------------------------------------------------------------------------------------------------
                                                                                            $ 184,896            $ 93,779
=========================================================================================================================
Current liabilities                                                                         $   8,576            $  9,762
Long-term debt                                                                                 77,000              75,000
Loans from general partners                                                                         -              21,885
Partners' capital (deficit)                                                                    99,320             (12,868)
-------------------------------------------------------------------------------------------------------------------------
                                                                                            $ 184,896            $ 93,779
=========================================================================================================================


                                      38.

     The Company's share of NOARK's pretax loss, before the effect of accrued interest expense on general partner loans, was $3.1 million, $4.5 million, and $3.8 million for 1998, 1997, and 1996, respectively. The Company records its share of NOARK's pretax loss in other income (expense) on the statements of income.
     NOARK's results of operations for 1998, 1997, and 1996 are summarized below:

                                                                             1998                1997                1996
                                                                         ------------------------------------------------
                                                                                            (in thousands)
Operating revenues                                                       $ 17,445            $  4,963            $  5,114
Pretax loss                                                              $ (4,114)           $ (8,850)           $ (8,106)
=========================================================================================================================


(8) Financial Instruments and Risk Management

Fair Value of Financial Instruments
     The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate the value:
     Cash and Customer Deposits: The carrying amount is a reasonable estimate of fair value.
     Long-Term Debt: The fair value of the Company's long-term debt is estimated based on the expected current rates which would be offered to the Company for debt of the same maturities.
     Commodity Hedges: The fair value of all hedging financial instruments is the amount at which they could be settled, based on quoted market prices or estimates obtained from dealers. The carrying amounts and estimated fair values of the Company's financial instruments as of December 31, 1998 and 1997 were as follows:

                                                                 1998                                      1997
                                                    ---------------------------------------------------------------------
                                                     Carrying              Fair                Carrying              Fair
                                                       Amount             Value                  Amount             Value
                                                    ---------------------------------------------------------------------
                                                                                 (in thousands)
Cash                                                  $ 1,622           $ 1,622                 $ 4,603           $ 4,603
Customer deposits                                     $ 5,635           $ 5,635                 $ 5,307           $ 5,307
Long-term debt                                      $ 283,436         $ 292,157               $ 299,543         $ 304,392
Commodity hedges                                      $ 1,276           $ 8,227                 $ 1,442           $ 2,454
=========================================================================================================================


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

Derivatives and Price Risk Management
     In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities". SFAS No. 133 establishes accounting and reporting standards requiring that every derivative instrument (including certain derivative instruments embedded in other contracts) be recorded in the balance sheet as either an asset or liability measured at its fair value. SFAS No. 133 requires that changes in the derivative's fair value be recognized currently in earnings unless specific hedge accounting criteria are met. Special accounting for qualifying hedges allows a derivative's gains and losses to offset related results on the hedged item in the income statement, and requires that a company must formally document, designate, and assess the effectiveness of transactions that receive hedge accounting.
     SFAS No. 133 is effective for fiscal years beginning after June 15, 1999. A company may also implement the statement as of the beginning of any fiscal quarter after issuance (that is, fiscal quarters beginning June 16, 1998 and thereafter). SFAS No. 133 cannot be applied retroactively and must be applied to
(a) derivative instruments and (b) certain derivative instruments embedded in hybrid contracts that were issued, acquired, or substantively modified after December 31, 1997 (and, at the company's election, before January 1, 1998).

                                      39.

     The Company has not yet quantified the impacts of adopting SFAS No. 133 on its financial statements, nor has it determined the timing of or method of adoption. However, it should be noted that SFAS No. 133 could increase volatility in future reported earnings and other comprehensive income.
     The Company uses natural gas and crude oil swap agreements and options to reduce the volatility of earnings and cash flow due to fluctuations in the prices of natural gas and oil. The Board of Directors has approved risk management policies and procedures to utilize financial products for the reduction of defined commodity price risks. These policies prohibit speculation with derivatives and limit swap agreements to counterparties with appropriate credit standings.
     The Company uses over-the-counter natural gas and crude oil swap agreements and options to hedge sales of Company production and marketing activity against the inherent price risks of adverse price fluctuations or locational pricing differences between a published index and the NYMEX (New York Mercantile Exchange) futures market. These swaps include (1) transactions in which one party will pay a fixed price (or variable price) for a notional quantity in exchange for receiving a variable price (or fixed price) based on a published index (referred to as price swaps), and (2) transactions in which parties agree to pay a price based on two different indices (referred to as basis swaps).
     At December 31, 1998, the Company had outstanding natural gas price swaps on total notional volumes of 11.5 Bcf. Of the total, the Company will receive fixed prices ranging from $2.20 to $2.71 per MMBtu on 10.1 Bcf. Under contracts covering the remaining 1.4 Bcf, the Company will make average fixed price payments of $2.25 per MMBtu and receive variable prices based on the NYMEX futures market. At December 31, 1998, the Company held outstanding basis swaps on a notional volume of 6.4 Bcf. At December 31, 1997, the Company had outstanding natural gas price swaps on total notional volumes of 2.2 Bcf. Of the total, the Company received fixed prices ranging from $2.49 to $3.27 per MMBtu on 2.0 Bcf. Under contracts covering the remaining .2 Bcf, the Company made average fixed price payments of $2.42 per MMBtu and received variable prices based on the NYMEX futures market. At December 31, 1997, the Company held outstanding basis swaps on a notional volume of 1.9 Bcf. The Company also had outstanding a price floor on a notional volume of 400,000 barrels of crude oil for calendar year 1998 at a price of $18.00 per barrel. During 1998, the Company recognized gains from price risk management activities of $7.4 million, which were partially offset by corresponding lower revenue receipts from physical transactions. In 1997 and 1996, the Company recognized price risk management losses of $2.7 million and $3.4 million, respectively.
     The Company uses options to fix a floor, a ceiling, or both a floor and ceiling (a "collar") for prices on its production volumes. At December 31, 1998, the Company had a crude oil price floor of $18.00 per barrel (based on the NYMEX futures market) on total notional volumes of 1,050,000 barrels covering production during calendar years 1999 through 2001.
     The primary market risk related to these derivative contracts is the volatility in market prices for natural gas and crude oil. However, this market risk is offset by the gain or loss recognized upon the related sale of the natural gas or oil that is hedged. Credit risk relates to the risk of loss as a result of non-performance by the Company's counterparties. The counterparties are primarily major investment and commercial banks which management believes present minimal credit risks. The credit quality of each counterparty and the level of financial exposure the Company has to each counterparty are periodically reviewed to ensure limited credit risk exposure.

(9) Stock Options

     The Southwestern Energy Company 1993 Stock Incentive Plan (1993 Plan) provides for the compensation of officers and key employees of the Company and its subsidiaries. The 1993 Plan provides for grants of options, shares of restricted stock, and stock bonuses that in the aggregate do not exceed
1,700,000 shares, the grant of stand-alone stock appreciation rights (SARs), shares of phantom stock and cash awards, the shares related to which in the aggregate do not exceed 1,700,000 shares, and the grant of limited and tandem SARs (all terms as defined in the 1993 Plan). The types of incentives which may be awarded are comprehensive and are intended to enable the Board of Directors to structure the most appropriate incentives and to address changes in income tax laws which may be enacted over the term of the plan.

                                      40.

     The Southwestern Energy Company 1993 Stock Incentive Plan for Outside Directors provides for annual stock option grants of 12,000 shares (with 12,000 limited SARs) to each non-employee director. Options may be awarded under the plan on no more than 240,000 shares.
     The Company's 1985 Nonqualified Stock Option Plan expired in 1992, except with respect to awards then outstanding. The following table summarizes stock option activity for the years 1998, 1997, and 1996:

                                                        1998                      1997                      1996
                                                -------------------------------------------------------------------------
                                                             Weighted                  Weighted                  Weighted
                                                   Number     Average       Number      Average       Number      Average
                                                       of    Exercise           of     Exercise           of     Exercise
                                                   Shares       Price       Shares        Price       Shares        Price
-------------------------------------------------------------------------------------------------------------------------
Options outstanding at January 1                1,619,114     $ 13.37    1,501,641      $ 13.39    1,552,558      $ 13.39
Granted                                           394,900      $ 8.00      433,248      $ 12.58      129,000      $ 14.89
Exercised                                          22,200      $ 5.58       56,850       $ 5.96        6,000      $ 12.81
Canceled                                          356,913     $ 13.48      258,925      $ 13.82      173,917      $ 14.51
-------------------------------------------------------------------------------------------------------------------------
Options outstanding at December 31              1,634,901     $ 12.15    1,619,114      $ 13.37    1,501,641      $ 13.39
=========================================================================================================================
Options exercisable at December 31                528,134     $ 13.12      521,782      $ 12.61      588,695      $ 11.71
=========================================================================================================================


     All options are issued at fair market value at the date of grant and expire ten years from the date of grant. The options outstanding at December 31, 1998 had a range of exercise prices from $6.81 to $17.50 and a weighted average remaining contractual life of 7 years. Options generally vest to employees and directors over a three to four year period from the date of grant. Of the total options outstanding, 350,000 performance accelerated options were granted in 1994 at an option price of $145/8. These options vest over a four-year period beginning six years from the date of grant or earlier if certain corporate performance criteria are achieved.
     The Company has granted 203,015 shares of restricted stock to employees through 1998. Of this total, 160,465 shares vest over a three year period and the remaining shares vest over a five year period. The related compensation expense is being amortized over the vesting periods. As of December 31, 1998, 60,860 shares have vested to employees and 8,983 shares have been cancelled and returned to treasury shares.
     The Company adopted the disclosure-only provisions of SFAS No. 123, "Accounting for Stock-Based Compensation" in 1996. Accordingly, no compensation cost has been recognized for the stock option plans. Had compensation cost for the Company's stock option plans been determined consistent with the provisions of SFAS No. 123, the Company's net income (loss) and earnings (loss) per share would have been reduced to the pro forma amounts indicated below:

                                                                             1998                1997                1996
                                                                        -------------------------------------------------
Net income (loss), in thousands
     As reported                                                        $ (30,597)           $ 18,715            $ 19,186
     Pro forma                                                          $ (31,201)           $ 18,378            $ 19,055
Basic earnings (loss) per share
     As reported                                                          $ (1.23)              $ .76               $ .78
     Pro forma                                                            $ (1.25)              $ .74               $ .77
Diluted earnings (loss) per share
     As reported                                                          $ (1.23)              $ .76               $ .77
     Pro forma                                                            $ (1.25)              $ .74               $ .77
=========================================================================================================================


     Because the SFAS No. 123 method of accounting has not been applied to options granted prior to January 1, 1995, the resulting pro forma compensation cost may not be representative of that to be expected in future years.
     The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions: dividend yield of 1.6% to 3.0%; expected volatility of 24.9% to 29.1%; risk-free interest rate of 5.3% to 7.4%; and expected lives of 6 years.

                                      41.

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

(11) Contingencies and Commitments

     At December 31, 1998 the Company and the other general partner of NOARK have severally guaranteed the principal and interest payments on $79.0 million of 7.15% Notes due 2018. The Company's share of the several guarantee is 60%. The 7.15% Notes were issued in June 1998 and require semi-annual principal payments of $1.0 million. The proceeds from the issuance of the Notes were used to repay temporary financing provided by the other general partner and outstanding amounts under an unsecured revolving credit agreement. The temporary financing provided by the other general partner was incurred in connection with the prepayment in early 1998 of NOARK's 9.74% Senior Secured notes. Additionally, the Company's gas distribution subsidiary has transportation contracts for firm capacity of 82.3 MMcfd on NOARK's integrated pipeline system. These contracts expire in 2002 and 2003, and are renewable year-to-year thereafter until terminated by 180 days' notice.
     Under the several guarantee, the Company is required to fund its share of NOARK's debt service which is not funded by operations of the pipeline. As a result of the integration of NOARK Pipeline with the Ozark Gas Transmission System, as discussed further in Note 7, management of the Company believes that it will realize its investment in NOARK over the life of the system. Therefore, no provision for any loss has been made in the accompanying financial statements.
     In May 1996, a class action suit was filed against the Company on behalf of royalty owners alleging improprieties in the disbursements of royalty proceeds. A trial was held on the class action suit beginning in late September 1998 that resulted in a verdict against the Company and two of its wholly-owned subsidiaries, SEECO, Inc. and Arkansas Western Gas Company, in the amount of $62.1 million. The trial judge subsequently awarded pre-judgment interest in an amount of $31.1 million, and post-judgment interest accrued from the date of the judgment at the rate of 10% per annum simple interest. The Company has been required by the state court to post a judgment bond in the amount of $102.5 million (verdict amount plus pre-judgment interest and one year of post-judgment interest) in order to stay the jury's verdict and proceed with an appeal process. The bond was placed by a surety company and was collateralized by unsecured letters of credit.
     The verdict was returned following a trial on the issues of the class action lawsuit brought by certain royalty owners of SEECO, Inc., who contend that since 1979 the defendants breached implied covenants in certain oil and gas leases, misrepresented or failed to disclose material facts to royalty owners concerning gas purchase contracts between the Company's subsidiaries, and failed to fulfill other alleged common law duties to the members of the royalty owner plaintiff class. The litigation was commenced in May 1996 and was disclosed by the Company at that time.

                                      42.

     The Company believes that the jury's verdict was wrong as a matter of law and fact and that incorrect rulings by the trial judge (including evidentiary rulings and prejudicial jury instructions) provide grounds for a successful appeal. The Company had asked the trial judge to recuse himself due to his apparent bias toward the plaintiffs and had also filed a motion with the trial court for judgement notwithstanding the verdict or, in the alternative, for a new trial. These motions were denied. The Company has filed and will vigorously prosecute an appeal in the Arkansas Supreme Court. Management of the Company believes that the jury's verdict will be overturned and the case remanded for a new trial. If the Company is not successful in its appeal from the jury verdict, the Company's financial condition and results of operations would be materially and adversely affected. However management believes that the Company's ultimate liability, if any, resulting from this case will not be material to its financial position or results of operations. At December 31, 1998, no amounts have been accrued on this matter.
     In its Form 8-K filed July 2, 1996, the Company disclosed that a lawsuit relating to overriding royalty interests in certain Arkansas oil and gas properties had been filed against it and two of its wholly owned subsidiaries. The lawsuit, which was brought by a party who was originally included in (but opted out of) the class action litigation described above, involves claims similar to those upon which judgment was rendered against the Company and its subsidiaries. In September 1998, another party who opted out of the class threatened the Company with similar litigation. While the amounts of these pending and threatened claims could be significant, management believes, based on its investigations, that the Company's ultimate liability, if any, will not be material to its consolidated financial position or results of operations.
     The United States Minerals Management Service (MMS), a federal agency responsible for the administration of federal oil and gas leases, is investigating the Company and its subsidiaries in respect of claims similar to those in the class action litigation. MMS was included in the class action litigation against its objections, but has not pursued further action to remove itself from the class. If MMS does remove itself from the class, its claims may be brought separately under federal statutes that provide for treble damages and civil penalties. In such event, the Company believes it would have defenses that were not available in the class action litigation. While the aggregate amount of MMS's claims could be significant, management believes, based on its investigations, that the Company's ultimate liability, if any, will not be material to its consolidated financial position or results of operations.
     In 1997, the Company's subsidiary, Southwestern Energy Production Company (SEPCO), filed suit against several parties, including an outside consultant previously employed by SEPCO, alleging breach of contract, fraud, and other causes of action in connection with services performed on SEPCO's south Louisiana exploration projects. On June 23, 1998, the outside consultant filed a counterclaim against SEPCO. The consultant's primary cause of action relates to a claim that he is contractually entitled to a 25% interest in the Boure' project, one of SEPCO's south Louisiana exploration projects. The counterclaim alleges seven different claims for relief, including breach of contract, fraud, and defamation and requests damages in excess of $10,000,000 for each claim plus punitive damages in excess of $10,000,000. The Company feels these claims are without merit and intends to vigorously contest them. Although the total amount of these claims is significant in the aggregate, management believes, based on its investigation, that the Company's ultimate liability, if any, will not be material to its consolidated financial position or results of operation.
     The Company is subject to laws and regulations relating to the protection of the environment. The Company's policy is to accrue environmental and cleanup related costs of a noncapital nature when it is both probable that a liability has been incurred and when the amount can be reasonably estimated. Management believes any future remediation or other compliance related costs will not have a material effect on the financial condition or reported results of operations of the Company.
     The Company is subject to other litigation and claims that have arisen in the ordinary course of business. The Company accrues for such items when a liability is both probable and the amount can be reasonably estimated. In the opinion of management, the results of such litigation and claims will not have a material effect on the results of operations or the financial position of the Company.

                                      43.

(12) Segment Information

     The Company adopted SFAS No. 131, "Disclosures About Segments of an Enterprise and Related Information," in 1998 which changes the way the Company reports information about its operating segments. The information for 1997 and 1996 has been restated from the prior year's presentation to conform to the 1998 presentation.
     The Company's reportable business segments have been identified based on the differences in products or services provided. Revenues for the exploration and production segment are derived from the production and sale of natural gas and crude oil. Revenues for the gas distribution segment arise from the transportation and sale of natural gas at retail. The marketing segment generates revenue through the marketing of both Company and third party produced gas volumes. The Company utilizes operating income to evaluate segment profit or loss.
     Summarized financial information for the Company's reportable segments is shown in the following table. The "Other" column includes items related to non-reportable segments (real estate and pipeline operations) and corporate items.

                                                          Exploration
                                                                  and          Gas
                                                           Production Distribution    Marketing        Other         Total
                                                          ----------------------------------------------------------------
                                                                                   (in thousands)
1998
Revenues from external customers                            $  55,347    $ 134,579     $ 76,367     $     12     $ 266,305
Intersegment revenues                                          30,885          132       20,808          608        52,433
Depreciation, depletion and amortization expense               38,768        6,616           19        1,514        46,917
Write-down of oil and gas properties                           66,383            -            -            -        66,383
Operating income (loss)                                       (47,273)      16,029        1,800          493       (28,951)
Assets                                                        408,193      192,396        8,905       38,126<F1>   647,620
Capital expenditures                                           52,376       10,108            8        1,867        64,359
==========================================================================================================================
1997
Revenues from external customers                            $  56,658    $ 153,993     $ 65,435     $    103     $ 276,189
Intersegment revenues                                          43,471          162       17,372          601        61,606
Depreciation, depletion and amortization expense               40,340        6,553           16        1,299        48,208
Operating income                                               33,303       16,941        1,315          377        51,936
Assets                                                        460,193      204,223        7,085       39,365<F1>   710,866
Capital expenditures                                           73,526       12,561           45        2,689        88,821
==========================================================================================================================
1996
Revenues from external customers                            $  46,562    $ 142,587     $ 14,153     $     38     $ 203,340
Intersegment revenues                                          40,416          143       15,816          629        57,004
Depreciation, depletion and amortization expense               35,533        5,694            7        1,160        42,394
Operating income (loss)                                        34,184       13,974         (549)         387        47,996
Assets                                                        423,321      195,716        3,752       37,401<F1>   660,190
Capital expenditures                                          110,352       12,752          112        1,697       124,913
==========================================================================================================================

<F1>  Other assets includes the Company's equity investment in the operations of
      NOARK (see Note 7), corporate assets not allocated to segments, and assets for non-reportable segments.


     Intersegment sales by the exploration and production segment to the gas distribution and marketing segments are priced in accordance with terms of existing contracts and current market conditions. Parent company assets include furniture and fixtures, prepaid debt costs and prepaid pension costs. Parent company general and administrative costs, depreciation expense and taxes other than income are allocated to segments. All of the Company's operations are located within the United States.

                                      44.

(13) Quarterly Results (Unaudited)

     The following is a summary of the quarterly results of operations for the years ended December 31, 1998 and 1997:


Quarter Ended                                       March 31              June 30         September 30          December 31
---------------------------------------------------------------------------------------------------------------------------
                                                                   (in thousands, except per share amounts)
                                                                                     1998
                                                    -----------------------------------------------------------------------
Operating revenues                                  $ 82,956             $ 56,334             $ 53,551             $ 73,464
Operating income (loss)                             $ 19,923            $ (63,835)             $ 2,914             $ 12,047
Net income (loss)                                    $ 9,072            $ (42,058)            $ (1,331)             $ 3,720
Basic and diluted earnings (loss) per share            $ .37              $ (1.70)              $ (.05)               $ .15

                                                                                     1997
                                                    -----------------------------------------------------------------------
Operating revenues                                  $ 88,919             $ 51,244             $ 48,644             $ 87,382
Operating income                                    $ 25,094              $ 5,089              $ 3,121             $ 18,632
Net income (loss)                                   $ 12,319                 $ 29             $ (1,267)             $ 7,634
Basic and diluted earnings (loss) per share            $ .50                $ .00               $ (.05)               $ .31
===========================================================================================================================


                                      45.

Financial and Operating Statistics
Southwestern Energy Company and Subsidiaries


                                                        1998        1997        1996        1995        1994        1993
------------------------------------------------------------------------------------------------------------------------
Financial Review (in thousands)
Operating revenues
     Exploration and production                     $ 86,232    $100,129    $ 86,978    $ 63,285    $ 79,787    $ 79,374
     Gas distribution                                134,711     154,155     142,730     119,452     126,667     131,731
     Energy services and other                        97,795      83,511      30,636      31,622      29,225         423
     Intersegment revenues                           (52,433)    (61,606)    (57,004)    (47,534)    (60,055)    (36,684)
------------------------------------------------------------------------------------------------------------------------
                                                     266,305     276,189     203,340     166,825     175,624     174,844
------------------------------------------------------------------------------------------------------------------------
Operating costs and expenses
     Gas purchases - utility                          39,863      46,806      42,851      37,133      36,395      42,962
     Gas purchases - marketing                        73,235      63,054      14,114      13,714       5,438           -
     Operating and general                            61,915      59,167      50,509      44,436      42,506      40,093
     Depreciation, depletion and amortization         46,917      48,208      42,394      35,992      35,546      30,944
     Write-down of oil and gas properties             66,383           -           -           -           -           -
     Taxes, other than income taxes                    6,943       7,018       5,476       4,362       3,657       3,281
------------------------------------------------------------------------------------------------------------------------
                                                     295,256     224,253     155,344     135,637     123,542     117,280
------------------------------------------------------------------------------------------------------------------------
Operating income                                     (28,951)     51,936      47,996      31,188      52,082      57,564
Interest expense, net                                (17,186)    (16,414)    (13,044)    (11,167)     (8,867)     (9,025)
Other income (expense)                                (3,956)     (5,017)     (4,015)     (1,227)     (2,362)     (1,657)
------------------------------------------------------------------------------------------------------------------------
Income before income taxes, extraordinary item and
     the cumulative effect of accounting change      (50,093)     30,505      30,937      18,794      40,853      46,882
------------------------------------------------------------------------------------------------------------------------
Income taxes:
     Current                                          (6,029)       (732)     (5,569)     (4,908)      9,288      13,704
     Deferred                                        (13,467)     12,522      17,320      12,167       6,441       6,128
------------------------------------------------------------------------------------------------------------------------
                                                     (19,496)     11,790      11,751       7,259      15,729      19,832
------------------------------------------------------------------------------------------------------------------------
Income before extraordinary item and
     cumulative effect of accounting change          (30,597)     18,715      19,186      11,535      25,124      27,050
Extraordinary item                                         -           -           -        (295)          -           -
Cumulative effect of change in accounting for
     income taxes                                          -           -           -           -           -      10,126
------------------------------------------------------------------------------------------------------------------------
Net income                                          $(30,597)   $ 18,715    $ 19,186    $ 11,240    $ 25,124    $ 37,176
========================================================================================================================

Cash flow from operations, net of working
     capital changes (in thousands)                 $ 93,708    $ 79,483    $ 71,830    $ 56,177    $ 66,857    $ 70,373
Return on equity                                         n/a        8.45%       9.23%       5.78%      12.35%      14.66%<F1>
========================================================================================================================
Common Stock Statistics
Basic earnings per share before extraordinary item
     and cumulative effect of accounting change       $(1.23        $.76        $.78        $.46        $.98       $1.05
Basic earnings per share                              $(1.23)       $.76        $.78        $.45        $.98       $1.44
Cash dividends declared and paid per share              $.24        $.24        $.24        $.24        $.24        $.22
Book value per share                                   $7.45       $8.92       $8.41       $7.87       $7.92       $7.18
Market price at year-end                               $7.50      $12.88      $15.13      $12.75      $14.88      $18.00
Number of shareholders of record at year-end           2,333       2,379       2,572       2,759       2,875       3,005
Average shares outstanding                        24,882,170  24,738,882  24,705,256  25,130,781  25,684,110  25,684,110
========================================================================================================================

<F1>  Before the cumulative effect of accounting change.


                                      46.

                                                        1998        1997        1996        1995        1994        1993
------------------------------------------------------------------------------------------------------------------------
Capitalization (in thousands)
Long-term debt, including current portion           $283,436    $299,543    $278,285    $210,828    $142,300    $127,000
Common shareholders' equity                          185,856     221,565     207,941     194,504     203,456     184,530
------------------------------------------------------------------------------------------------------------------------
Total capitalization                                $469,292    $521,108    $486,226    $405,332    $345,756    $311,530
------------------------------------------------------------------------------------------------------------------------
Total assets                                        $647,620    $710,866    $660,190    $569,093    $486,074    $445,454
------------------------------------------------------------------------------------------------------------------------
Capitalization ratios:
     Debt (excluding current portion)                  60.27%      57.23%      56.96%      51.65%      40.10%      40.19%
     Equity                                            39.73%      42.77%      43.04%      48.35%      59.90%      59.81%
========================================================================================================================

Capital Expenditures (in millions)
Exploration and production                             $52.4       $73.5      $110.3      $ 82.2       $55.4       $37.4
Gas distribution                                        10.1        12.6        12.8        18.5        17.6        19.9
Other                                                    1.9         2.7         1.8          .9         3.9         1.9
------------------------------------------------------------------------------------------------------------------------
                                                       $64.4       $88.8      $124.9      $101.6       $76.9       $59.2
========================================================================================================================

Exploration and Production
Natural gas:
     Production, Bcf                                    32.7        33.4        34.8        34.5        37.7        35.7
     Average price per Mcf                             $2.34       $2.57       $2.26       $1.72       $2.04       $2.18
Oil:
     Production, MBbls                                   703         749         391         229         200          97
     Average price per barrel                         $13.60      $19.02      $21.21      $17.15      $15.89      $17.20
Average production (lifting) cost per Mcf equivalent    $.43        $.45        $.29        $.22        $.17        $.18
Proved reserves at year-end:
     Natural gas, Bcf                                  303.7       291.4       297.5       294.9       316.1       318.8
     Oil, MBbls                                        6,850       7,852       8,238       2,152       1,231         479
     Total reserves, Bcf equivalent                    344.8       338.5       346.9       307.8       323.5       321.7
========================================================================================================================

Gas Distribution
Sales and transportation volumes, Bcf:
     Residential                                        11.1        12.6        13.4        12.1        11.6        12.9
     Commercial                                          7.6         8.4         8.8         7.6         7.2         7.8
     Industrial                                          4.2         6.6         7.7         7.7         7.5         6.1
     End-use transportation                              8.8         6.6         5.5         5.2         4.8         5.6
------------------------------------------------------------------------------------------------------------------------
                                                        31.7        34.2        35.4        32.6        31.1        32.4
     Off-system transportation                           1.1         2.8         3.6         9.8        10.7        11.7
------------------------------------------------------------------------------------------------------------------------
                                                        32.8        37.0        39.0        42.4        41.8        44.1
------------------------------------------------------------------------------------------------------------------------
Customers - year-end
     Residential                                     156,384     154,864     151,880     147,267     144,486     140,761
     Commercial                                       22,229      21,431      20,845      20,109      19,489      19,121
     Industrial                                          303         311         326         340         348         348
------------------------------------------------------------------------------------------------------------------------
                                                     178,916     176,606     173,051     167,716     164,323     160,230
------------------------------------------------------------------------------------------------------------------------
Degree days                                            3,472       4,131       4,341       4,064       3,823       4,598
Percent of normal                                         87%        103%        108%        102%         96%        115%
========================================================================================================================


                                      47.

SHAREHOLDER INFORMATION

Annual Meeting
The Annual Meeting of Shareholders of Southwestern Energy Company will be held at the Northwest Arkansas Convention Center in Springdale, Arkansas, on Tuesday, May 18, 1999, at 11:00 a.m. Central Daylight Time.

Stock Exchange Listing
Southwestern Energy Company's common stock is traded on the New York Stock Exchange under the symbol SWN and is listed in alphabetical quotation listings in most major newspapers as SowestEngy.

Independent Public Accountants
Arthur Andersen LLP
6450 South Lewis
Suite 300
Tulsa, Oklahoma 74136-1068

Financial Information
Financial analysts and investors who need additional information should contact Greg D. Kerley, Senior Vice President and Chief Financial Officer, at corporate headquarters, 501-521-1141. Additional information on the Company can be found on the Internet at http://www.swn.com.

Transfer Agent and Registrar
EQUISERVE
First Chicago Trust Division
Post Office Box 2500
Jersey City, New Jersey 07303-2500
Phone 1-800-446-2617

Dividend Reinvestment Plan
The Company is currently implementing a DirectSERVICE Investment Program to replace its Dividend Reinvest-ment Program. This enhanced program will enable any interested investor to purchase shares directly from the Company or reinvest dividends without the aid of a broker. The Company expects the program to be effective April 1999. Information about the Plan is available from the administrator:

    EQUISERVE
    First Chicago Trust Division
    Dividend Reinvestment Service
    Post Office Box 2598
    Jersey City, New Jersey 07303-2598
    Phone 1-800-446-2617

Annual Report
The 1998 Annual Report filed with the Securities and Exchange Commission on Form 10-K is available to shareholders upon request by writing to the Secretary at corporate headquarters.



CORPORATE HEADQUARTERS

Southwestern Energy Company
1083 Sain Street
Post Office Box 1408
Fayetteville, Arkansas 72702-1408
501-521-1141
501-521-0328 (fax)



SUBSIDIARY OFFICES

Southwestern Energy Production Company
2350 N. Sam Houston Parkway East, Suite 300
Houston, Texas 77032
281-618-4700

SEECO, Inc.
1083 Sain Street
Post Office Box 1408
Fayetteville, Arkansas 72702-1408
501-521-1141

Arkansas Western Gas Company
1001 Sain Street
Post Office Box 1288
Fayetteville, Arkansas 72702-1288
501-521-5400

Southwestern Energy Services Company and
Southwestern Energy Pipeline Company
2200 Mid-Continent Tower
401 S. Boston
Tulsa, Oklahoma 74103
918-584-4200


MARKET PRICES AND QUARTERLY DIVIDENDS PAID

                          Range of Market Prices             Cash Dividends Paid
                  --------------------------------------------------------------
                        1998                 1997            1998           1997
                  --------------------------------------------------------------
March 31          $12.94    $10.63     $15.75    $13.25      $.06           $.06
June 30           $12.00     $8.75     $13.75    $11.63      $.06           $.06
September 30      $10.38     $6.75     $14.31    $12.00      $.06           $.06
December 31        $8.50     $5.50     $13.13    $11.25      $.06           $.06

Market prices represent transactions on the New York Stock Exchange.

                                      48.

Southwestern Energy Company and Subsidiaries
APPENDIX to 1998 ANNUAL REPORT TO SHAREHOLDERS

Description of Exploration & Production Operating Areas:

Southwestern conducts its exploration and production efforts primarily in four areas; the Arkoma Basin, the Anadarko Basin, the Gulf Coast, and the Permian Basin. The Arkoma Basin is located in the central section of western Arkansas and the central section of eastern Oklahoma. Southwestern's activities are concentrated in the historically productive Arkansas section of the Arkoma Basin.The Anadarko Basin covers most of the western part of Oklahoma and extends to the northwest into the northern panhandle of Texas and the panhandle area of Oklahoma. Southwestern's Gulf Coast operations include both onshore and offshore activity along both the Texas and Louisiana coasts. The Permian Basin is located in west Texas and the southeast corner of New Mexico.

Description of Gas Distribution Operating Areas:

Arkansas Western Gas Company's (AWG) northwest Arkansas gas utility system gathers its gas supply from the Arkoma Basin where it also provides distribution service to communities in that area, including the towns of Ozark and Clarksville. AWG's transmission and distribution lines extend north and supply communities in the northwest part of the state, including the towns of Fayetteville, Springdale, and Rogers. AWG's service area also extends east to the Harrison and Mountain Home areas. This eastern section of the AWG system receives a portion of its gas supply from a lateral line off of the OZARK Gas Transmission System (OZARK) as discussed below. Through its division, Associated Natural Gas Company (Associated), AWG provides distribution of natural gas to communities in northeast Arkansas and parts of Missouri. Major communities served in northeast Arkansas include Blytheville, Piggott, and Osceola. The Associated distribution system also serves the "bootheel" area in southeast Missouri, including the communities of Sikeston, New Madrid, and Caruthersville and extends north to the Jackson area. In addition, Associated provides service to Butler, Missouri, near the state's western border and Kirksville, Missouri, near the state's northern border through connections off of interstate pipelines in those areas.

Description of NOARK Pipeline System Operating Area:

Southwestern Energy Pipeline Company owns a general partnership interest in the NOARK Pipeline System (NOARK). NOARK is the partnership that owns the Ozark system which is a 749-mile interstate pipeline system that stretches from eastern Oklahoma across norhtern Arkansas and interconnects with three major interstate pipeline systems as well as Southwestern's gas distribution systems.